                                                                     EXHIBIT 2.2



Michael W. Anglin
State Bar No. 01260800
Louis R. Strubeck, Jr.
State Bar No. 19425600
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201
214/855-8000
214/855-8200 Facsimile
COUNSEL FOR THE DEBTORS

                         UNITED STATES BANKRUPTCY COURT
                           NORTHERN DISTRICT OF TEXAS
                                DALLAS DIVISION

IN RE:                                                      SEC.
                                                            SEC.
  COHO ENERGY, INC., a Texas corporation                    SEC.
  COHO RESOURCES, INC., a Nevada corporation                SEC.
  COHO OIL & GAS, INC., a Delaware corporation              SEC.
  COHO EXPLORATION, INC.,                                   SEC.    Administratively Consolidated Under
  a Delaware corporation                                    SEC.
  COHO LOUISIANA PRODUCTION COMPANY,                        SEC.         Case No. 399-35929-HCA-11
  a Delaware corporation                                    SEC.
  INTERSTATE NATURAL GAS COMPANY,                           SEC.
  a Delaware corporation                                    SEC.
                                                            SEC.
  DEBTORS

                 DEBTORS' FIRST AMENDED AND RESTATED DISCLOSURE
           STATEMENT WITH RESPECT TO THE JOINT PLAN OF REORGANIZATION
             UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DISCLOSURE STATEMENT AND HAS NOT PASSED ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 DEBTORS' FIRST AMENDED AND RESTATED DISCLOSURE
           STATEMENT WITH RESPECT TO THE JOINT PLAN OF REORGANIZATION
             UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
   I.  NOTICE TO HOLDERS OF CLAIMS AND
       EQUITY INTERESTS....................
                                               1
  II.  OVERVIEW OF THE PLAN................    2
       A.   New Debt and Equity............    3
            1.   Existing Bank Group.......    3
            2.   Existing Bondholders......    3
            3.   Existing Shareholders.....    4
            4.   Credit Facility...........    4
            5.   Sale of Stock Through the
                 Rights Offering or the
                 Private Placement.........    5
            6.   Standby Loan..............    6
       B.   Classification and Treatment
            Summary........................    7
       C.   New Securities Table...........    9
       D.   New Common Stock Table.........   10
 III.  BACKGROUND OF
       THE CASE............................   10
       A.   Factors Precipitating
            Commencement of the Case.......   10
       B.   Proceedings in the Case........   13
            1.   Retention of Counsel......   14
            2.   Plan and Disclosure
                 Statement Matters.........   14
  IV.  CAPITALIZATION......................   14
   V.  SELECTED FINANCIAL
       DATA................................   17
  VI.  THE PLAN............................   18
       A.   Introduction...................   18
       B.   Classification and Treatment of
            Claims.........................   18
            1.   Administrative Expense
                 Claims (Class 1)..........   19
            2.   Priority Tax Claims (Class
                 2)........................   19
            3.   Bank Group Claims (Class
                 3)........................   20
            4.   Miscellaneous Secured
                 Claims (Class 4)..........   20
            5.   Unsecured Bond Claims
                 (Class 5).................   20
            6.   General Unsecured Claims
                 (Class 6).................   20
            7.   Administrative Convenience
                 Claims (Class 7)..........   21
            8.   Equity Security Holders
                 (Class 8).................   21

                                            PAGE
                                            ----
       C.   Credit Facility................   21
       D.   Sale of Stock Through the
            Rights Offering or the Private
            Placement......................   22
       E.   Standby Loan...................   23
       F.   Other Provisions of the Plan...   24
            1.   Relationship Between the
                 Rights Offering, the
                 Private Placement and the
                 Standby Loan..............   24
            2.   Overview of Reorganized
                 Debtors...................   24
            3.   Executory Contracts and
                 Unexpired Leases..........   27
            4.   Effect of Rejection by One
                 or More Classes
                 of Claims.................   28
            5.   Provisions for Resolution
                 and Treatment of
                 Preferences, Fraudulent
                 Conveyances and Disputed
                 Claims....................   28
            6.   Claims Belonging to the
                 Estate and Discharge of
                 Claims Against
                 the Debtors...............   29
            7.   Retention of
                 Jurisdiction..............   30
            8.   Default under the Plan....   31
            9.   Miscellaneous
                 Provisions................   31
       G.   Related Documents..............   32
 VII.  FEASIBILITY OF THE PLAN.............   33
       A.   Business Plan, Projections and
            Feasibility....................   33
            1.   Projected Financing
                 Transactions..............   33
            2.   Sufficient Funds to
                 Consummate the Plan.......   34
            3.   Projected Operating
                 Results...................   34
            4.   Principles of
                 Consolidation.............   35
            5.   Accounting Estimates......   35
            6.   Oil and Gas Properties....   35
            7.   Deferred Financing
                 Costs.....................   36
            8.   Operating Forecast........   36
            9.   Liquidity and Capital
                 Resources.................   38

                                            PAGE
                                            ----
       B.   Statements of Operations.......   39
            1.   Rights Offering or Private
                 Placement Version.........   39
            2.   Standby Loan Version......   40
       C.   Cash Flow Statements...........   41
            1.   Rights Offering or Private
                 Placement Version.........   41
            2.   Standby Loan Version......   41
       D.   Projected Balance Sheets.......   42
            1.   Rights Offering or Private
                 Placement Version.........   42
            2.   Standby Loan Version......   43
            3.   Notes to Projected Balance
                 Sheets....................   43
       E.   Effects of Pending
            Litigation.....................   46
            1.   Hicks Muse Lawsuit........   46
            2.   "NORM" Lawsuits...........   46
            3.   Stratton Lawsuit..........   47
            4.   Other Cases...............   47
            5.   Insurance Coverage
                 Disputes with United
                 National Insurance Company
                 Involving Pending
                 Litigation................   47
       F.   Unasserted Causes of Action....   48
VIII.  ALTERNATIVES TO CONFIRMATION AND
       CONSUMMATION OF THE PLAN............
                                              49
       A.   Continuation of the Cases......   49
       B.   Alternative Plans of
            Reorganization.................   49
       C.   Liquidation under Chapter 7....   49
  IX.  VOTING PROCEDURES AND
       REQUIREMENTS........................   50
       A.   Voting Procedures and
            Requirements...................   50
       B.   Special Voting Procedures for
            Holders of Bond Claims.........   53
       C.   Parties in Interest Entitled to
            Vote...........................   54
       D.   Definition of Impairment.......   54
       E.   Classes Impaired Under the
            Plan...........................   54
       F.   Vote Required for Class
            Acceptance.....................   55
       G.   Voting Agents..................   55
   X.  CONFIRMATION OF THE PLAN............   55
       A.   Confirmation Hearing...........   55
       B.   Requirements for Confirmation
            of the Plan....................   55
       C.   Cramdown.......................   57
            1.   Secured Claims............   57

                                            PAGE
                                            ----
            2.   Unsecured Claims..........   57
            3.   Interests.................   57
  XI.  THE NEW DEBT AND SECURITIES.........
                                              58
       A.   Credit Facility................   58
       B.   New Common Stock...............   59
       C.   Dilution.......................   60
       D.   Comparison of Old and New
            Articles of Incorporation......   62
       E.   Procedures for Exchanging
            Existing Bonds for New Common
            Stock..........................   62
       F.   Procedures for Exchanging
            Existing Common Stock for New
            Common Stock...................   63
       G.   Standby Loan...................   64
 XII.  INFORMATION ABOUT THE DEBTORS.......
                                              66
       A.   The Company's Business and
            Operations.....................   66
       B.   Organization of
            the Company....................   69
       C.   Management of the Parent
            Company........................   69
            1.   Information about Existing
                 Management Members........   69
            2.   Compensation of
                 Management................   71
            3.   Employment Agreements.....   72
XIII.  ADDITIONAL FACTORS TO BE
       CONSIDERED..........................   72
       A.   Securities Law Matters and
            Private Placement
            Exemption......................   72
            1.   Availability of Section
                 1145 of the Bankruptcy
                 Code......................   72
            2.   Parties Who Are
                 Underwriters..............   73
            3.   Availability of SEC Rule
                 144 for Affiliate
                 Resales...................   73
       B.   Adequacy of Collateral.........   74
       C.   Depletion of Reserves..........   74
       D.   Industry Conditions; Impact on
            the Company's Profitability....   74
       E.   Reliance on Estimates of Proved
            Reserves and Future Net Revenue
            Information....................   75
       F.   Net Losses.....................   75
       G.   Restrictions Imposed by Terms
            of the Company's Loan
            Agreements.....................   75
       H.   Business Risks.................   76
       I.   Competition....................   76

                                            PAGE
                                            ----
       J.   Government Regulation..........   76
       K.   Dependence on Key
            Personnel......................   76
       L.   Concentration of Customers.....   77
       M.   Antitakeover Effects of Certain
            Provisions.....................   77
       N.   Absence of Dividends...........   77
       O.   Title to Properties............   77
       P.   Forward-Looking Statements.....   77
       Q.   Year 2000 Issue................   78
 XIV.  CERTAIN FEDERAL INCOME TAX
       CONSEQUENCES OF THE PLAN............
                                              78
       A.   Federal Income Tax Consequences
            to the Debtors.................   79
            1.   Cancellation of
                 Indebtedness..............   79
            2.   Limitation on Net
                 Operating Losses..........   79
       B.   Federal Income Tax Consequences
            to Holders of Claims and
            Holders of Equity Interests....
                                              80
            1.   Holders of Other Priority
                 Claims and Certain General
                 Unsecured Claims..........   80
            2.   Holders of Allowed Bond
                 Claims....................   81
            3.   Holders of Equity
                 Interests.................   82
       C.   Withholding....................   82
  XV.  DESCRIPTION OF EXISTING DEBT AND
       EQUITY..............................   82
       A.   Existing Bank Group Loan.......   82
       B.   Existing Bonds.................   83
       C.   Stock..........................   83
            1.   Existing Common Stock.....   83
            2.   Preferred Stock...........   83
            3.   Limitation of Director
                 Liability.................   84

                                            PAGE
                                            ----
            4.   Dividends.................   84
            5.   Rights Plan...............   84
            6.   Registration and
                 Nomination Rights.........   84
            7.   Transfer Agent and
                 Registrar.................   84
            8.   Market for the Parent
                 Company's Existing Common
                 Stock.....................   85
            9.   Ownership of Existing
                 Common Stock..............   85
 XVI.  CONCLUSION..........................   87

                 EXHIBIT
EXHIBIT A  Plan of Reorganization

               SCHEDULES
SCHEDULE A    Rejected Agreements
SCHEDULE B-1  Liquidation Value
SCHEDULE B-2  Liquidation Analysis
              Illustration of
SCHEDULE B-3  Liquidation Analysis

                 ANNEXES
ANNEX A  Coho Energy, Inc. Annual Report
         on Form 10-K for the Year Ended
         December 31, 1998
ANNEX B  Coho Energy, Inc. Quarterly
         Reports on Form 10-Q for the
         Quarters Ended March 31, 1999,
         June 30, 1999 and September 30,
         1999
ANNEX C  Coho Energy, Inc. Amendment to
         Annual Report (Form 10-K/A)
         Filed with the Securities and
         Exchange Commission on April 30,
         1999

                              INDEX OF DEFINITIONS

TERMS DEFINED IN THIS DISCLOSURE         PAGES
STATEMENT:                           WHERE DEFINED
--------------------------------     -------------
Actual Price.......................          6
Administrative Convenience
  Claim............................         21
Administrative Expense Claims......         19
Affiliate..........................     59, 73
AICPA..............................         34
Allowed............................         18
Annual Report......................         15
Annual Report Amendment............         66
Appaloosa..........................          6
Bank Group.........................          3
Bank Group Claim...................          3
Bankruptcy Code....................          1
Bankruptcy Court...................          1
Bankruptcy Rules...................          1
Base Rate..........................          4
BOE................................         12
Bond Claims........................          3
Bondholder Depositary..............         62
Bondholder Group...................         60
Boot...............................         81
Borrowers..........................         58
Break Up Fee.......................          7
Brookhaven Field...................         46
Chase..............................          3
Chase Commitment Letter............          5
Chesapeake.........................         47
Chevron............................         46
Closing Fee........................          7
COD................................         79
COHO...............................         85
Collateral.........................          4
Company............................     10, 66
Confirmation Date..................         28
Confirmation Hearing...............          1
Confirmation Order.................         19
Credit Agreement...................          4
Credit Facility....................          3
CRI................................         70
CRL................................         70
DD&A...............................         36
Debtors............................          1
Debtors' Schedules.................         18
Disclosure Statement Order.........         51
Disputed Claim.....................         29
Disputed Claims Reserve............         29
Does Not Discriminate Unfairly.....         57
EBITDAX............................          6
Edgar Contract.....................         27

TERMS DEFINED IN THIS DISCLOSURE         PAGES
STATEMENT:                           WHERE DEFINED
--------------------------------     -------------
Effective Date.....................          1
EIP................................     11, 71
Eligible Institution...............         62
EOTT...............................         77
Eurodollar Rate....................          4
Exchange Act.......................         66
Existing Bank Group Loan
  Agreement........................          3
Existing Bond Indenture............          3
Existing Bonds.....................          3
Existing Common Stock..............          4
Fair and Equitable.................         57
FAS................................         34
Florabama..........................         46
GAAP...............................         34
General Unsecured Claims...........         20
Hicks Muse.........................         11
Hicks Muse Lawsuit.................         46
HM4................................         11
Indenture Trustee..................         19
ING................................         70
Initial Borrowing Base.............          4
IRC................................         78
IRS................................         79
Issuer.............................         73
Lenders............................          3
Long-term Tax-exempt Rate..........         79
Market Discount Bond...............         81
Mid Year Reserve Report............         66
Miscellaneous Secured Claims.......         20
MSP................................         62
Net Unrealized Built-in Gain.......         79
Net Unrealized Built-in Losses.....         79
New Common Stock...................          3
NOLs...............................         79
NORM...............................         46
NORM Lawsuits......................         46
Oaktree............................          6
Pacholder..........................          6
Parent Company.....................          1
Petition Date......................         13
Piggyback..........................         84
Plaintiffs.........................         46
Plan...............................          1
Plan Participants..................         32
Plan Right.........................         84
Plan Securities....................         73
PPM America........................          6
Pre-Validated Ballot...............         54
Principal Bondholders..............         12

TERMS DEFINED IN THIS DISCLOSURE         PAGES
STATEMENT:                           WHERE DEFINED
--------------------------------     -------------
Priority Tax Claims................         19
Private Placement..................          4
Projections........................         33
Qualified..........................         80
Quarterly Reports..................         15
Recapitalization...................         81
Rejected Agreements................         27
Reorganized Debtors................          3
Reorganized Parent Company.........          3
Required Lenders...................          6
Retention Plan.....................         71
Rights.............................          6
Rights Offering....................          3
Rights Offering Period.............         24
Rights Offering Record Date........          5
Rights Offering Record Holders.....          5
SEC................................          5
Securities.........................         81
Securities Act.....................         72
Security...........................     80, 81
SEMP...............................         62

TERMS DEFINED IN THIS DISCLOSURE         PAGES
STATEMENT:                           WHERE DEFINED
--------------------------------     -------------
Shareholder Depositary.............         63
Signature Guarantee Program........     62, 63
STAMP..............................         62
Standby Lender Fee Letter..........          7
Standby Lenders....................          3
Standby Loan.......................          5
Standby Loan Agreement.............          6
Standby Loan Notes.................          6
Standby Shares.....................          6
Stratton Lawsuit...................         47
Street Name........................         51
Treasury Rate......................          6
Underwriter........................     72, 73
United National....................         47
Voting Deadline....................         50
Voting Record Date.................          1
Voting Record Date
  Shareholders.....................         60
Year 1.............................         37
Year 2.............................         37

     Coho Energy, Inc. and its subsidiaries, Coho Resources, Inc.; Coho Oil & Gas, Inc.; Coho Exploration, Inc.; Coho Louisiana Production Company and Interstate Natural Gas Company, the debtors and debtors-in-possession in this administratively consolidated Chapter 11 case (collectively, the "Debtors"), jointly submit this Disclosure Statement in connection with the solicitation of acceptances of the Plan of Reorganization that is attached as EXHIBIT A (the "Plan").

                                       I.

                NOTICE TO HOLDERS OF CLAIMS AND EQUITY INTERESTS

     The purpose of this Disclosure Statement is to provide you, as the holder of a claim against one or more of the Debtors or as a shareholder of Coho Energy, Inc. (the "Parent Company"), with information to enable you to make a reasonably informed decision on the Plan before exercising your right to accept or reject the Plan.

     On February 7, 2000, after notice and a hearing, the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court") entered an order approving this Disclosure Statement as containing information, of a kind and in sufficient detail, adequate to enable the holders of claims against the Debtors and shareholders of the Parent Company to make an informed judgment to accept or reject the Plan. THE BANKRUPTCY COURT'S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE A GUARANTEE OF THE ACCURACY OR COMPLETENESS OF THIS INFORMATION OR THE BANKRUPTCY COURT'S ENDORSEMENT OF THE PLAN.

     You should read all of this Disclosure Statement before voting on the Plan. You are urged to consult with your own financial and other advisors in deciding whether to approve or reject the Plan. No solicitation of votes may be made except pursuant to this Disclosure Statement, and no person has been authorized to use any information concerning the Debtors or their businesses other than the information contained in this Disclosure Statement.

     Under Rule 3018 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"), the record date for determining which holders of claims and equity interests may vote on the Plan is February 7, 2000, the date on which the Bankruptcy Court entered its order approving this Disclosure Statement (the "Voting Record Date"). EFFECTIVENESS OF THE PLAN UNDER SECTION 1129(a)(7) OF THE BANKRUPTCY REFORM ACT OF 1978, AS AMENDED (THE "BANKRUPTCY CODE"), REQUIRES THE APPROVAL OF THE PLAN BY THE HOLDERS OF AT LEAST TWO-THIRDS IN AMOUNT AND MORE THAN HALF IN NUMBER OF ALLOWED CLAIMS VOTING ON THE PLAN FOR EACH OF THE IMPAIRED CLASSES, OR A FINDING BY THE BANKRUPTCY COURT THAT THE PLAN IS FAIR AND EQUITABLE AS TO THAT CLASS.

     After carefully reviewing this Disclosure Statement, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed ballot; then return the ballot to the address set forth on the ballot, in the enclosed postage-paid return envelope by 4:00 p.m., Dallas time, on March 10, 2000. You may also return your ballot by courier or fax by following the instructions on the ballot. ANY BALLOTS RECEIVED AFTER 4:00 P.M., DALLAS TIME (5:00 P.M., NEW YORK CITY TIME), ON MARCH 10, 2000 WILL NOT BE COUNTED, UNLESS THIS DATE IS EXTENDED BY THE BANKRUPTCY COURT.

     The Bankruptcy Court has entered an order fixing March 15, 2000, at 9:30 a.m., United States Courthouse, 1100 Commerce Street, Room 12A24, Dallas, Texas 75242, as the date, time and place for a hearing on confirmation of the Plan (the "Confirmation Hearing"), and fixing March 10, 2000, as the time by which all objections to confirmation of the Plan must be filed with the Bankruptcy Court and served on counsel for the Debtors. The closing of the transactions described in the Plan will occur on a date (the "Effective Date") at least 11 days after the Bankruptcy Court enters its order confirming the Plan, unless the confirmation is stayed.

                                 * * * * * * *

+   ABOUT THIS DISCLOSURE STATEMENT:

     - The statements contained in this Disclosure Statement are made as of the date that the Bankruptcy Court enters an order approving this Disclosure Statement, unless another time is specified in this Disclosure Statement. Neither the delivery of this Disclosure Statement nor any action taken in connection with the Plan implies that the information contained in this Disclosure Statement is correct as of any time after that date.

     - Unless the context requires otherwise: (1) the gender (or lack of gender) of all words used in this Disclosure Statement includes the masculine, feminine and neuter; (2) references to articles and sections (other than in connection with the Bankruptcy Code, the Bankruptcy Rules, another specified law or regulation or another specified document) refer to the articles and sections of this Disclosure Statement; and (3) "including" means "including, without limitation".

     - Many capitalized words used in this Disclosure Statement have been defined in the context of the provisions in which they first or most prominently appear within this Disclosure Statement. An index to those defined terms is included for your convenience at the front of this Disclosure Statement immediately after the table of contents. Any other capitalized terms used in this Disclosure Statement are intended to have the meanings ascribed to them in the Plan.

     - You may not rely on this Disclosure Statement for any purpose other than to determine how to vote on the Plan. Nothing contained in this Disclosure Statement constitutes or will be deemed to be advice on the tax or other legal effects of the Plan on holders of claims or interests.

     - Certain of the information contained in this Disclosure Statement is forward-looking. This Disclosure Statement contains estimates and assumptions that may prove not to have been accurate and financial projections that may be materially different from actual future experiences.

     - Acceptance or rejection of the Plan, and ownership of the new securities to be issued pursuant to the Plan, are subject to a number of risks. See "Additional Factors to Be Considered" beginning on page 72 of this Disclosure Statement.

     - THIS DISCLOSURE STATEMENT REFERS TO AND BRIEFLY DESCRIBES, AS AN INTEGRAL PART OF THE PLAN, A "RIGHTS OFFERING" AND A "PRIVATE PLACEMENT." THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF ACCEPTANCE OF RIGHTS TO BE DISTRIBUTED PURSUANT TO THE RIGHTS OFFERING, AN OFFER TO SELL (OR A SOLICITATION OF AN OFFER TO BUY) THE RIGHTS OR THE SHARES OF NEW COMMON STOCK TO BE OFFERED PURSUANT TO THE RIGHTS OFFERING, OR, IF APPLICABLE, AN OFFER TO SELL (OR THE SOLICITATION OF AN OFFER TO BUY) THE SHARES OF NEW COMMON STOCK TO BE OFFERED PURSUANT TO THE PRIVATE PLACEMENT. THE ISSUANCE OF THE RIGHTS PURSUANT TO THE RIGHTS OFFERING AND THE OFFER OF SHARES OF NEW COMMON STOCK PURSUANT TO THE RIGHTS OFFERING MAY ONLY BE MADE BY MEANS OF A PROSPECTUS INCLUDED WITHIN A REGISTRATION STATEMENT THAT HAS BEEN FILED WITH, AND THAT HAS BEEN DECLARED EFFECTIVE BY, THE SECURITIES AND EXCHANGE COMMISSION AND AFTER COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE PARENT COMPANY HAS FILED A REGISTRATION STATEMENT WITH THE SEC. ANY OFFER OF SHARES OF NEW COMMON STOCK PURSUANT TO THE PRIVATE PLACEMENT MAY ONLY BE MADE BY MEANS OF, AND ON THE CONDITIONS CONTAINED IN, AN OFFERING MEMORANDUM PROVIDED BY THE PARENT COMPANY. INFORMATION ABOUT THE RIGHTS OFFERING AND THE PRIVATE PLACEMENT IS INCLUDED IN THIS DISCLOSURE STATEMENT AND IN THE PLAN SOLELY FOR THE PURPOSE OF SATISFYING REQUIREMENTS OF THE BANKRUPTCY CODE TO PROVIDE INFORMATION ADEQUATE TO ENABLE THE HOLDERS OF CLAIMS AND INTERESTS TO MAKE AN INFORMED DECISION ABOUT THE PLAN.

                                      II.

                              OVERVIEW OF THE PLAN

     An overview of the Plan is set forth below. This overview is qualified by reference to the Plan, a copy of which is attached as EXHIBIT A, and by the additional information included in this Disclosure Statement.

A. NEW DEBT AND EQUITY

     The Debtors believe that the Plan provides for (1) the treatment of all classes of claims that is in the best interests of creditors of the Debtors and is fair and equitable to those creditors and (2) the fair and equitable treatment of the shareholders of the Parent Company. The Debtors believe that their enterprise value exceeds the claims against them. The Plan provides for these claims and provides that the properties of the Debtors will revest in the Debtors, as reorganized pursuant to the Plan (the "Reorganized Debtors"), on the Effective Date, free and clear of all claims and interests of creditors and equity security holders, except as provided under the Plan. After the Effective Date, the Reorganized Debtors may operate their businesses and buy, use and otherwise acquire and dispose of their properties free of any restrictions contained in the Bankruptcy Code.

     1. EXISTING BANK GROUP

     Coho Resources, Inc.; Coho Louisiana Production Company; Coho Exploration, Inc.; Coho Oil & Gas, Inc., Interstate Natural Gas Company and the Parent Company are parties to a Fourth Amended and Restated Credit Agreement dated December 18, 1997 (the "Existing Bank Group Loan Agreement"). The lenders under the Existing Bank Group Loan Agreement (the "Bank Group") are Meespierson Capital Corp.; Paribas, Houston Agency; Christiania Bank OG Kreditkasse, ASA; Den Norske Bank ASA; Bank of Scotland; Bank One, Texas, N.A.; Credit Lyonnais New York Branch; and Toronto Dominion (Texas), Inc. Approximately $240 million of principal (plus accrued interest and reasonable fees) owed to the Bank Group in connection with the Existing Bank Group Loan Agreement (the "Bank Group Claim") is treated as fully secured under the Plan. The Bank Group asserts that accrued interest and reasonable fees aggregate approximately $22.4 million. The exact amount of the Bank Group Claim, including interest at a reasonable rate and reasonable fees, is subject to allowance. The allowed amount of the Bank Group Claim will be fixed and determined before the conclusion of the Confirmation Hearing, either by agreement between the Bank Group, the Debtors and the Official Committee of Unsecured Creditors, or as allowed by a final order of the Bankruptcy Court after objection.

     The allowed Bank Group Claim is to be paid in full in cash on the Effective Date. The Parent Company will obtain the funds necessary for the payment of the allowed Bank Group Claim through the combination of (a) a Senior Revolving Credit Facility (the "Credit Facility") from a syndicate of lenders (the "Lenders") led by The Chase Manhattan Bank, as agent for the Lenders ("Chase"),
(b) the Rights Offering or the Private Placement described in this Disclosure Statement, (c) cash on hand from the Debtors' operations and (d) if necessary, the sale of senior subordinated notes to PPM America, Inc., Appaloosa Management, L.P., Oaktree Capital Management, L.L.C. and Pacholder Associates, Inc. and their assignees, other holders of Existing Bonds who opt to participate, and other parties who may participate (the "Standby Lenders").

     2. EXISTING BONDHOLDERS

     The Parent Company is the issuer of $150 million in principal amount of 8 7/8% senior subordinated notes due 2007 (the "Existing Bonds"). The Existing Bonds were issued under an indenture dated October 1, 1997, as amended by the First Supplemental Indenture dated September 2, 1998 (the "Existing Bond Indenture"). Coho Resources, Inc.; Coho Louisiana Production Company; Coho Exploration, Inc.; Interstate Natural Gas Company and Coho Oil & Gas, Inc., all direct or indirect wholly owned subsidiaries of the Parent Company, are the guarantors of the Parent Company's obligations under the Existing Bond Indenture. Approximately $162 million is owed to the holders of Existing Bonds in connection with the Existing Bond Indenture (the "Bond Claims"). Under the Plan, the Existing Bond Indenture and the Existing Bonds will be extinguished on the Effective Date. Holders of allowed Bond Claims will receive on the Effective Date their pro rata share of 96% of the common stock, $0.01 par value (the "New Common Stock"), of the Parent Company as reorganized pursuant to the Plan (the "Reorganized Parent Company"). This 96% ownership interest of the New Common Stock will be diluted by shares of New Common Stock issued in connection with
(a) an offering of shares of the New Common Stock to the Parent Company's shareholders and, at the Parent Company's discretion, others (the "Rights Offering") or if the registration statement relating to the Rights

Offering is withdrawn, a private placement of shares of the New Common Stock (the "Private Placement") and (b) if applicable, the Standby Loan described in this Disclosure Statement.

     3. EXISTING SHAREHOLDERS

     The Parent Company currently has issued and outstanding 25,603,512 shares of common stock, $0.01 par value (the "Existing Common Stock"). The Existing Common Stock is held by approximately 425 shareholders of record. The shareholders will receive fair and equitable treatment under the Plan. On the Effective Date the Existing Common Stock will be extinguished and the shareholders will receive their pro rata share of 4% of the New Common Stock. This 4% ownership interest of the New Common Stock will be diluted by shares of New Common Stock issued in connection with the Rights Offering or the Private Placement and, if applicable, the Standby Loan. The shareholders will also receive the exclusive first priority right to purchase their pro rata portions of additional shares of the New Common Stock in the Rights Offering, which will be made in a separate registered offering, for a purchase price of $0.26 per share, up to a total amount of $90 million.

     4. CREDIT FACILITY

     On the Effective Date, the Reorganized Parent Company will establish the Credit Facility with the Lenders and Chase, as agent for the Lenders, for a principal amount of up to $250 million. The Credit Facility will limit advances to the amount of the borrowing base, which is anticipated to be set initially at $210 million, $10 million of which must remain undrawn and available on the Effective Date (the "Initial Borrowing Base"). The borrowing base will be the loan value to be assigned to the proved reserves attributable to the Reorganized Parent Company's oil and gas properties. The borrowing base will be subject to semiannual review based on reserve reports. The Initial Borrowing Base will be subject to Chase's review of the January 1, 2000 reserve report to be prepared by the Parent Company and audited by an independent petroleum engineering firm acceptable to the Lenders. The Initial Borrowing Base will be determined before the Confirmation Hearing.

     Interest on advances under the Credit Facility will be payable on the earlier of (a) the expiration of any interest period under the Credit Facility or (b) quarterly, beginning with the first quarter after the Effective Date. Amounts outstanding under the Credit Facility will accrue interest at the option of the Reorganized Parent Company at (a) the Eurodollar rate, which is the annual interest rate equal to the London interbank offered rate for deposits in United States dollars that is offered to Chase (the "Eurodollar Rate") plus an applicable margin or (b) the base rate, which is the floating annual interest rate established by Chase from time to time as its base rate of interest and which may not be the lowest or best interest rate charged by Chase on loans similar to the Credit Facility (the "Base Rate") plus an applicable margin. All outstanding advances under the Credit Facility are due and payable in full three years from the Effective Date.

     The Credit Facility will be secured by granting Chase for the benefit of the Lenders (a) first and prior security interests in the issued and outstanding capital stock and other equity interests of all direct and indirect subsidiaries of the Reorganized Parent Company, (b) first and prior mortgage liens and security interests covering proved mineral interests selected by Chase having a present value, as determined by Chase, of not less than 85% of the present value of all proved mineral interests of the Debtors evaluated by the Lenders for purposes of determining the borrowing base, and (c) security interests in other tangible and intangible assets of the Debtors (collectively, the "Collateral"). The rights and responsibilities of Chase, the Lenders and the Debtors will be governed by a senior revolving credit agreement (the "Credit Agreement") and related documents, which, in part, will permit the Lenders to enforce their rights to the Collateral on the occurrence of an "event of default" (as defined in the Credit Agreement). Certain conditions precedent must be met by the Parent Company before the Effective Date for Chase to be obligated to enter into the Credit Facility, and its commitment under the Credit Agreement will be conditioned on the confirmation of the Plan by the Bankruptcy Court. The form of the Credit Agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of Credit Agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

     Certain fees for the Lenders contained in the Chase commitment letter to Coho Energy, Inc. dated December 9, 1999 (the "Chase Commitment Letter") were approved by the Bankruptcy Court at a hearing on the fees held on January 27, 2000. These fees include an initial due diligence fee of $200,000. If the Lenders fund under the Credit Facility on the Effective Date, they will be entitled to an additional aggregate $6.5 million of closing fees. All fees paid by the Parent Company in connection with the Credit Facility are non-refundable and are in addition to reimbursements to be paid for expenses incurred by Chase in connection with the preparation of the Credit Agreement.

     The Chase Commitment Letter provides that there are a number of conditions that must be met before the Lenders will be committed to fund the Credit Facility on the Effective Date, including: (a) agreement concerning definitive documents, (b) completion of economic due diligence and (c) approval by Chase of the Reorganized Parent Company's management team and capital structure. Chase and the Debtors will come to agreement on definitive documents in keeping with the terms of the Plan by March 1, 2000. When Chase indicates to the Debtors by the later of March 14, 2000 or the last business day immediately preceding the Confirmation Hearing, that all conditions have been met, the Lenders will be committed to fund on the Effective Date. If the Lenders fund on the Effective Date, they will be entitled to $6.5 million in closing fees.

     5. SALE OF STOCK THROUGH THE RIGHTS OFFERING OR THE PRIVATE PLACEMENT

     To implement the Plan, the Reorganized Debtors will raise up to $90 million of new investment in the Reorganized Parent Company by (a) either the Rights Offering, which will be made pursuant to a prospectus sent to the shareholders of the Parent Company as of the Rights Offering Record Date (the "Rights Offering Record Holders"), and, if applicable, to others, or the Private Placement, and (b) if applicable, $70 million of loans to be made by the Standby Lenders (the "Standby Loan"). The "Rights Offering Record Date" will be a date to be set by the board of directors of the Parent Company in accordance with applicable law.

     Under the Rights Offering, the Rights Offering Record Holders will have the exclusive first opportunity to buy additional shares of the New Common Stock based on the number of shares of Existing Common Stock owned as of the Rights Offering Record Date, for a price of $0.26 per share, up to an aggregate of $90 million. The $0.26 per share price was negotiated with the Official Unsecured Creditors Committee and is premised on the rate at which unsecured creditors are converting their debt (at full face amount) to equity. The Rights Offering Record Holders who wish to purchase more than their allocable portion of the shares offered to them in the Rights Offering may do so, to the extent that other Rights Offering Record Holders do not elect to participate in the Rights Offering. If the Rights Offering is not fully subscribed up to $90 million by the Rights Offering Record Holders, then the Parent Company may offer the remaining shares of New Common Stock to third parties pursuant to the Rights Offering. In connection with the Rights Offering, the Parent Company has filed a registration statement with the Securities and Exchange Commission (the "SEC") to register the rights to purchase shares of the New Common Stock and to register the shares of New Common Stock that will be offered under the Rights Offering. The Parent Company paid a filing fee of $23,760 to the SEC in conjunction with the filing of the registration statement and other associated expenses in conjunction with the printing and mailing of the related prospectus. If the registration statement filed with the SEC is not declared effective by a date sufficiently early to give the Parent Company adequate time to arrange and complete the Rights Offering, the Parent Company will, in its sole discretion, discontinue the Rights Offering and proceed with the Private Placement for a minimum price of $0.26 per share, up to an aggregate of $90 million. The Rights Offering or the Private Placement will be arranged by Jefferies & Company, Inc., or another investment banker, subject to the approval of the Bankruptcy Court. Jefferies & Company, Inc., or another investment banker will be retained by the Parent Company for the limited purpose of arranging the Rights Offering or the Private Placement and not as a general financial advisor to the Debtors. Before the Petition Date, Jefferies & Company, Inc. acted as underwriter in connection with the issuance of the Existing Bonds and certain issuances of the Existing Common Stock and provided general financial advice to the Debtors. Because of this knowledge of the Debtors and its willingness to work at a discounted rate, the Debtors propose to use Jefferies & Company, Inc. for the limited purpose of arranging either the Rights Offering or the Private Placement.

     6. STANDBY LOAN

     The majority of the funds necessary for the payment of the allowed Bank Group Claim will be obtained through an advance under the Credit Facility of the full amount of the Initial Borrowing Base. The remaining amount of the allowed Bank Group Claim will be paid with the proceeds of the Rights Offering or the Private Placement, and if necessary, the Standby Loan. The Standby Loan is to be made pursuant to a senior subordinated note facility under which the Reorganized Debtors will issue, and PPM America, Inc. ("PPM America"), Appaloosa Management, L.P. ("Appaloosa"), Oaktree Capital Management, L.L.C. ("Oaktree") and Pacholder Associates, Inc. ("Pacholder") and their assignees and such other holders of Existing Bonds who opt to participate in the Standby Loan, will purchase, an amount of senior subordinated notes to be determined by the Reorganized Debtors. This amount will be a maximum of $70 million given the current level of commitment under the Standby Loan and a maximum of $90 million if more Standby Loan commitments are obtained and made available before the conclusion of the Confirmation Hearing, or the Effective Date if the Debtors choose to extend the Rights Offering to that date. The rights and responsibilities of the Standby Lenders and the Reorganized Debtors will be governed by a note purchase agreement (the "Standby Loan Agreement"), which will allow the holders of Existing Bonds to participate in the Standby Loan. The form of the Standby Loan Agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors, will provide a copy of the form of Standby Loan Agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

     Debt under the Standby Loan Agreement will be evidenced by notes (the "Standby Loan Notes"), maturing seven years after the Effective Date, bearing interest at a minimum annual rate of 15% and payable in cash semiannually. After the first anniversary of the Effective Date, additional semiannual interest will be payable in an amount equal to 1/2% for every $0.25 that the Actual Price (as defined below) exceeds $15 per barrel of oil equivalent during the applicable semiannual interest period, up to a maximum of 10% additional interest per year. Additionally, upon an event of default occurring under the Standby Loan, interest will be payable in cash, unless otherwise required to be paid-in-kind, at a rate equal to 2% per year over the applicable interest rate. The "Actual Price" is the weighted average of the price received by the Reorganized Debtors for all of their oil and gas production, including hedged and unhedged production (net of hedging costs), in dollars per barrel of oil equivalent using a 6:1 conversion ratio for natural gas. The Actual Price will be calculated over a six-month measurement period ending on the date two months before the applicable interest payment date. Interest payments under the Standby Loan may be paid-in-kind subject to the requirements of the Credit Agreement.

     Payment of the Standby Loan Notes will be subordinate to payment in full in cash of all obligations arising in connection with the Credit Facility. Subject to a final agreement between the Standby Lenders and Chase, after the initial 12-month period, cash interest payments may be made only to the extent by which earnings before income tax, depreciation and amortization expense ("EBITDAX") on a trailing four-quarter basis exceed $65 million. The Credit Agreement may also prohibit the Reorganized Parent Company from making any cash interest payments on the Standby Loan indebtedness if the outstanding indebtedness, under both the Credit Facility and the Standby Loan, exceeds 3.75 times the EBITDAX for the trailing four quarters. The Reorganized Parent Company may prepay the Standby Loan Notes at the face amount, in whole or in part, in minimum denominations of $1,000,000, plus either (a) a standard make-whole payment at a discount rate of 300 basis points over Treasury Rate (as defined below) for the first four years, or (b) beginning in the fifth year, a premium equal to one-half the 15% base interest rate, declining annually and ratably to par. "Treasury Rate" is the yield of U.S. Treasury securities with a term equal to the then remaining term of Standby Loan Notes that has become publicly available on the third business day before the date fixed for repayment. The Standby Loan Notes may only be paid if either (a) all obligations under the Credit Facility have been paid in full in cash or (b) if the Lenders of 75% of the outstanding loans or, if none are outstanding, the Lenders of 75% of the current loan commitments under the Credit Facility (the "Required Lenders") consent to the payment.

     If the Standby Loan Notes are issued, the Standby Lenders will receive a percentage of the fully diluted New Common Stock of the Reorganized Parent Company as of the Effective Date (the "Standby Shares").

If $70 million in principal amount of the Standby Loan Notes are issued, the Standby Lenders will receive 14% of the fully diluted New Common Stock as of the Effective Date. The amount of Standby Shares issued will be adjusted ratably according to the actual principal amount of Standby Loan Notes issued. The Standby Shares issued to the Standby Lenders will be in addition to the shares of New Common Stock issued to holders of the Existing Bonds, shareholders of the Parent Company and persons participating in the Rights Offering or Private Placement. See "The New Debt and Securities -- Dilution" for an illustration of the dilution of the New Common Stock.

     Certain fees for the Standby Lenders contained in the Standby Lender fee letter to the Company dated January 24, 2000 (the "Standby Lender Fee Letter") were approved by the Bankruptcy Court at a hearing on the fees held on January 27, 2000. These fees include (a) a due diligence fee of $200,000 payable immediately and (b) a break up fee of $1.0 million (the "Break Up Fee"), to be paid if the Standby Lenders give the Debtors written notice that all conditions to closing have been met and if a plan of reorganization is subsequently confirmed and consummated that does not use the Standby Loan. If, after receiving a written notice from the Standby Lenders that they have completed their due diligence and all conditions to closing have been met except entry of a plan confirmation order, the Debtors confirm a plan of reorganization without an alternative financing proposal, the Debtors will owe the Standby Lenders a closing fee in an amount equal to the greater of $1.0 million or 3 1/2% of the aggregate principal amount of the Standby Loan Notes purchased (the "Closing Fee"). The obligation of the Reorganized Debtors to pay the Break Up Fee or Closing Fee will be an administrative expense claim having priority over all administrative expenses in accordance with Section 364(c)(1) of the Bankruptcy Code. The Debtors will pay either the Closing Fee or the Break Up Fee, but not both.

     The Standby Lender Fee Letter provides that there are only two essential kinds of conditions that must be met before the Standby Lenders will be committed to fund the Standby Loan on the Effective Date: (a) agreement to definitive documents and (b) completion of economic due diligence. The Standby Lenders and the Debtors will come to agreement on definitive documents in keeping with the terms of the Plan and satisfactory to both of them by March 1, 2000, by which time the Standby Lenders will have finished their economic due diligence. When the Standby Lenders indicate by letter to the Debtors on or before March 14, 2000 that all conditions have been met, (a) the Standby Lenders will be committed to fund on the Effective Date and (b) the Standby Lenders will then be entitled to a minimum fee of $1.0 million, either as a Closing Fee or a Break Up Fee. If the Standby Lenders do not notify the Debtors in writing by the later of March 14, 2000 or the last business day immediately preceding the Confirmation Hearing, that all conditions have been met, then they will be entitled to their reasonable fees and expenses in connection with the Standby Loan, but they will not be entitled to a Break Up Fee. If the Standby Lenders fund the Standby Loan on the Effective Date, they will be entitled to the Closing Fee, and will not be entitled to the Break Up Fee.

B. CLASSIFICATION AND TREATMENT SUMMARY

     The following is a summary of the classification of claims and interests, and their treatment under the Plan.

               CLASSIFICATION                                     TREATMENT
               --------------                                     ---------
Class 1                                         Unimpaired
  Administrative Expense Claims
  Total Estimated Amount of Class 1             Will receive payment in full, in cash
  Claims: $2,329,000                            including any retainers on hand, on the later
                                                of the Effective Date, the due date or court
                                                approval (if required by law), or paid on
                                                other agreed terms.
                                                Estimated Recovery: Full recovery.

               CLASSIFICATION                                     TREATMENT
               --------------                                     ---------
Class 2                                         Impaired
  Priority Tax Claims
  Total Estimated Amount of Class 2             Will receive five-year promissory notes
  Claims: $5,260,000                            bearing interest at a rate of 6% per annum
                                                unless a different rate is chosen by the
                                                Bankruptcy Court, or paid on other agreed
                                                terms.
                                                Estimated Recovery: Full recovery over time.

Class 3                                         Impaired
  Bank Group Claim
  Total Estimated Amount of Class 3             Will receive payment in full, in cash on the
  Claims: $262,350,000                          Effective Date from advances made under the
                                                Credit Facility and proceeds of the Rights
                                                Offering or the Private Placement and, if
                                                applicable, the Standby Loan.
                                                Estimated Recovery: Full recovery.

Class 4                                         Unimpaired
  Senior Miscellaneous Secured Claims
  Total Estimated Amount of Class 4             Will receive cash payment of 100% of allowed
  Claims: $300,000                              claims on the Effective Date, or paid on
                                                other agreed terms.
                                                Estimated Recovery: Full recovery.

Class 5                                         Impaired
  Unsecured Bond Claims
  Total Estimated Amount of Class 5             Will receive shares representing 96% of the
  Claims: $161,635,870                          New Common Stock as of the Effective Date
                                                (without giving effect to dilution from
                                                shares issued under the Rights Offering or
                                                the Private Placement, and, if applicable,
                                                the Standby Loan).
                                                Estimated Recovery: Full recovery over time.

Class 6                                         Impaired
  General Unsecured Claims
  Total Estimated Amount of Class 6             Will receive cash payment of 100% of allowed
  Claims: $4,700,000 (Estimate assumes no       claims, payable in four equal quarterly
  significant adverse result to the Debtors     installments without interest.
  in the Bankruptcy Court's allowance and
  estimation process. See "Feasibility of the   Estimated Recovery: Full recovery over one
  Plan -- Effects of Pending Litigation")       year.

Class 7                                         Unimpaired
  Administrative Convenience Claims
  Total Estimated Amount of Class 7             Will receive payment in full, in cash 30 days
  Claims: $72,000                               from the Effective Date, up to a maximum of
                                                $1,000 per claim.
                                                Estimated Recovery: Full recovery.

               CLASSIFICATION                                     TREATMENT
               --------------                                     ---------
Class 8                                         Impaired
  Interests of Holders of Existing
  Common Stock 25,603,512                       Will receive (1) shares representing 4% of
  shares outstanding                            the New Common Stock as of the Effective Date
                                                (without giving effect to dilution from
                                                shares issued under the Rights Offering or
                                                the Private Placement and, if applicable, the
                                                Standby Loan) and (2) pursuant to the
                                                prospectus delivered in connection with the
                                                Rights Offering, rights to purchase
                                                additional shares of the New Common Stock at
                                                $0.26 per share.
                                                Estimated Distribution: 3% to 38% of the
                                                Reorganized Parent Company depending on the
                                                degree of participation in the Rights
                                                Offering and other variables.

C. NEW SECURITIES TABLE

     The following table sets forth the aggregate face amount and the estimated aggregate allowed claims of the Bank Group, the holders of the Existing Bonds and the holders of the Existing Common Stock and the aggregate face amount or number of shares of the new securities to be issued under the Plan.

                                  BEFORE THE EFFECTIVE DATE     IMMEDIATELY AFTER THE EFFECTIVE DATE
                                  -------------------------     ------------------------------------
Existing Bank Group Notes.....           $239,600,000                         $-0-
                                  without interest and fees
Existing Bonds................           $161,635,870                 614,484,288 shares of
                                                                       New Common Stock(1)
Existing Shareholders.........       25,603,512 shares of             25,603,512 shares of
                                    Existing Common Stock              New Common Stock(2)
Credit Facility Notes.........               N/A                         $200,000,000(3)
Standby Loan Notes............               N/A                Up to $70,000,000 and 104,200,340
                                                                            shares of
                                                                       New Common Stock(4)
Purchasers of New Common Stock
  under the Rights Offering or
  the Private Placement.......               N/A                   Up to 346,153,846 shares of
                                                                        New Common Stock

---------------

(1) Does not include additional shares of New Common Stock that certain holders of Existing Bonds would be issued in connection with borrowings, if any, under the Standby Loan.

(2) Does not include up to 346,153,846 shares of New Common Stock that Rights Offering Record Holders will have the right to buy under the Rights Offering.

(3) The Credit Facility will be for up to $250 million, but it is anticipated that a maximum of only $210 million ($200 million of which will be funded and $10 million of which will be undrawn and available) could be borrowed on the Effective Date.

(4) The amount of the Standby Loan, if any, will depend on the amount of the proceeds from the Rights Offering or the Private Placement. The number of Standby Shares, if any, will depend on the amount of the Standby Loan. If sufficient additional Standby Loan Commitments become available before the conclusion of the Confirmation Hearing or, if applicable, the Effective Date, the maximum principal amount of the Standby Loan Notes will be $90 million and the maximum number of Standby Shares will be 140,507,078.

D. NEW COMMON STOCK TABLE.

     The following table sets forth information about the number of shares of the New Common Stock that will be outstanding: (1) as of the Effective Date without giving effect to the Rights Offering or the Private Placement and, if applicable, the Standby Loan; (2) assuming all shares of New Common Stock available under either the Rights Offering or the Private Placement are purchased and no amounts are borrowed under the Standby Loan; (3) assuming 50% of the shares available under the Rights Offering or the Private Placement are purchased and $45 million is borrowed under the Standby Loan; and (4) assuming no shares of New Common Stock are purchased pursuant to the Rights Offering or the Private Placement and $70 million is borrowed under the Standby Loan. For further details see "Capitalization".

                                                                                           PRO FORMA PURCHASE OF 50%
                                                                                         OF SHARES PURSUANT TO RIGHTS
                           PRO FORMA BEFORE GIVING                                       OFFERING OR PRIVATE PLACEMENT
                       EFFECT TO THE RIGHTS OFFERING,      PRO FORMA PURCHASE OF ALL         AND BORROWING OF $45
                        THE PRIVATE PLACEMENT OR THE       SHARES PURSUANT TO RIGHTS       MILLION UNDER THE STANDBY
                                STANDBY LOAN             OFFERING OR PRIVATE PLACEMENT               LOAN
                       -------------------------------   -----------------------------   -----------------------------
                                        PERCENTAGE OF                    PERCENTAGE OF                   PERCENTAGE OF
                       NO. OF SHARES     OUTSTANDING     NO. OF SHARES    OUTSTANDING    NO. OF SHARES    OUTSTANDING
                       --------------   --------------   -------------   -------------   -------------   -------------
Existing
 Shareholders........    25,603,512            4%           25,603,512          3%          25,603,512          3%
Existing
 Bondholders.........   614,484,288           96%          614,484,288         62%         614,484,288         67%
Rights Offering or
 Private Placement
 Purchasers..........            --           --           346,153,846(2)       --         195,420,437(2)       21%
Standby Lenders......           N/A          N/A                   N/A        N/A           82,632,683          9%
                        -----------          ---         -------------        ---        -------------        ---
       Total.........   640,087,800          100%          986,241,646        100%         918,140,920        100%

                         PRO FORMA PURCHASE OF NO
                         SHARES PURSUANT TO RIGHTS
                            OFFERING OR PRIVATE
                        PLACEMENT AND BORROWING OF
                           $70 MILLION UNDER THE
                              STANDBY LOAN(1)
                       -----------------------------
                                       PERCENTAGE OF
                       NO. OF SHARES    OUTSTANDING
                       -------------   -------------
Existing
 Shareholders........    25,603,512           3%
Existing
 Bondholders.........   614,484,288          83%
Rights Offering or
 Private Placement
 Purchasers..........            --          --
Standby Lenders......   104,200,340          14%
                        -----------         ---
       Total.........   744,288,140         100%

---------------

(1) The maximum amount of the Standby Loan may be increased, up to $90 million, in which case the number and percentage of Standby Shares would be ratably increased, up to a maximum of 140,507,078 shares, representing 18% of the outstanding shares.

(2) Shareholders or other investors will be required to pay $0.26 per share to purchase shares under the Rights Offering or, if no Rights Offering is made, investors will be required to pay at least $0.26 per share under the Private Placement. Assuming the purchase of all shares offered pursuant to the Rights Offering or Private Placement the total proceeds will be $90 million. Assuming the purchase of 50% of those shares the total proceeds will be $45 million.

                                      III.

                             BACKGROUND OF THE CASE

A. FACTORS PRECIPITATING COMMENCEMENT OF THE CASE

     The Parent Company was incorporated in June 1993 under Texas law. The Parent Company's subsidiaries are organized under the laws of various jurisdictions, including Nevada, Delaware, Alberta (Canada) and the Bahamas. The Parent Company, together with those subsidiaries (collectively, the "Company") is an independent energy company engaged in the development and production of, and exploration for, crude oil and natural gas. The Parent Company's Existing Common Stock and its Existing Bonds are publicly traded securities.

     In early 1998, the Company began to explore various ways to obtain new capital. The new capital would be used primarily for the Company's acquisition program, allowing the Company to take advantage of anticipated favorable purchase prices for oil and gas properties in a market in which prices for oil and gas were declining. The Company also believed that it could use additional new capital to reduce its indebtedness and improve its financial strength.

     In August 1998, the Parent Company announced that it had reached an agreement to issue $250 million of its Existing Common Stock at $6.00 per share (approximately 41.7 million shares) to HM4 Coho L.P. ("HM4"), a limited partnership managed by Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"). This sale would have given HM4 an ownership interest in the Parent Company of approximately 62%. An affiliate of HM4, Energy Investment Partnership ("EIP") already owned approximately nine percent of the outstanding Existing Common Stock, which it had purchased from other shareholders. It was believed that this affiliation with HM4 would provide both the Parent Company and HM4 with the mutual advantage of being able to invest in new oil and gas properties at favorable prices. In December 1998, the Parent Company's shareholders approved the transaction. Just days later, HM4 terminated the agreement, but the Parent Company and HM4 continued to work on a restructured agreement, to reflect an increase in the number of shares that the Parent Company would issue for the $250 million purchase price based on a price per share of $4.00 instead of $6.00. The restructured sale would have given HM4 an ownership interest in the Parent Company of approximately 71%. After working through all of the issues and reaching a verbal agreement with all of the interested parties with regard to the proposed restructured agreement, in February 1999, HM4 informed the Parent Company that it was no longer interested in the investment.

     On May 27, 1999, the Parent Company filed a lawsuit against HM4 and affiliated persons in the District Court of Dallas County, Texas. The lawsuit alleges (1) breach of the written contract terminated by HM4 in December 1998,
(2) breach of the oral agreements reached with HM4 on the restructured transaction in February 1999 and (3) promissory estoppel. In the lawsuit, the Parent Company seeks monetary damages of approximately $500 million. In December 1999, the Company removed the lawsuit to federal district court. While the Company believes that the lawsuit has merit and that the actions of HM4 in December 1998 and February 1999 were the primary cause of the Debtors' current liquidity crisis, the Debtors are not able to evaluate the recovery it might receive in the lawsuit and its outcome is contingent on trial or settlement.

     On February 22, 1999, the Bank Group notified the Company that the Bank Group had decided to reduce the Company's borrowing capacity at January 31, 1999, from $242 million to $150 million. The Bank Group decision to change the Company's borrowing capacity was based on the then-current decline in crude oil and natural gas prices. As a result of the Bank Group actions, the Company's over-advance position became $89.6 million, based on the reduced borrowing capacity, and under the terms of the Existing Bank Group Loan Agreement, that amount was due in five equal monthly installments beginning March 2, 1999. The Company was unable to cure the over-advance by the March 2, 1999 deadline. On March 8, 1999, the Company received written notice from the Bank Group that it was in default under the credit facility, and the Bank Group reserved all rights, remedies and privileges as a result of the payment default. Similarly, the Company was unable to pay the second, third, fourth and fifth installments, which were due at the beginning of April, May, June and July, 1999. The Company made interest payments under the Existing Bank Group Loan Agreement during the period between March and July 1999 of approximately $3.4 million in the aggregate. As a result of the payment defaults, advances under the Existing Bank Group Loan Agreement bear interest at the prime rate, and the loan agreement provides that past due installments to repay the over advance and the past due interest payments bear interest at the default rate of prime plus 4%. On August 19, 1999, the Bank Group accelerated the full amount outstanding under the Existing Bank Group Loan Agreement. The Bank Group contends that the default rate of interest is owed on all amounts, not only on the overadvance, since the date of acceleration. Pursuant to a cash collateral order approved by the Bankruptcy Court in November 1999, the Company made an interest payment of $878,000 to the Bank Group in December 1999 and is required to make monthly interest payments of approximately $1.8 million. The current Cash Collateral Order of the Bankruptcy Court expired on January 30, 2000. The Bank Group and the Company have agreed to an extension of the Cash Collateral Order through March 31, 2000. The Company will owe additional interest payments on February 1, 2000 and March 1, 2000.

     The Existing Bond Indenture includes cross-default provisions, which would effect a default under the terms of the Existing Bonds if certain "indebtedness" (as defined in the Existing Bond Indenture) was not paid within the applicable grace period after final maturity under the Existing Bank Group Loan Agreement.

The Parent Company was unable to make the $6.7 million interest payment due to the holders of the Existing Bonds on April 15, 1999. On May 19, 1999, the Company received a written notice of acceleration from two holders of the Existing Bonds, which own in excess of 25% in principal amount of the Existing Bonds. As a result, on May 19, 1999, one of the holders of the Existing Bonds filed a lawsuit against the Parent Company, and each Debtor who is the guarantor of the Existing Bonds, in the Supreme Court of the State of New York. The Parent Company contested that claim, which was dismissed without prejudice to the plaintiff's ability to refile the lawsuit in the future, if appropriate.

     The Company explored its alternatives to resolve the problems created by the Bank Group actions. The alternatives considered by the Company included the conversion of a portion or all of the Existing Bonds to equity, raising additional equity and refinancing the Company's existing bank credit facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund well repairs on and the continued development of the Company's properties. The Company also evaluated cost reduction programs to enhance cash flow from operations.

     The operating revenues of the Company declined during 1998 and the first half of 1999 due to crude oil and natural gas price decreases. Additionally, the Company's crude oil and natural gas production declined from an average of 18,495 barrel of oil equivalent (assuming a ratio of 6,000 cubic feet of natural gas to one barrel of crude oil) ("BOE") per day during the first nine months of 1998 to approximately 10,311 BOE per day during the first nine months of 1999. This decline is attributable to (1) the sale of the Company's natural gas assets in Monroe, Louisiana in December 1998, which contributed approximately 2,776 BOE per day during the first nine months of 1998; (2) overall production declines on the Company's operated properties in Oklahoma and Mississippi as a result of the natural decline and the decrease and ultimate cessation of well repair work and drilling activity during the last five months of 1998 and the first four months of 1999; and (3) the Company's halting of production on wells that were considered uneconomical because of depressed crude oil prices.

     Since May 1999, the Company has used working capital provided by operations to perform well repair work to return some of the shut-in wells to production because crude oil prices began to improve in the second quarter of 1999. The Company intends, subject to Bankruptcy Court approval, to continue to use available working capital, if any, generated from improved prices and improved production to fund further well repairs and some well recompletions to stabilize production. Despite the rises in prices and the recent repair work, the Company does not anticipate a significant improvement in production this year over the production in the first nine months of 1999 until more funds are available for well repairs and additional development activity.

     At September 30, 1999, the Company had a working capital deficit of $407 million, including pre- and post-Petition Date liabilities, primarily due to the reclassification of all long term debt to current maturities. Based on the September 1999 production level of approximately 11,000 BOE per day and the average price received in September 1999 of approximately $19.93 per barrel of crude oil and $2.83 per mcf of natural gas, the Company's operating revenues are adequate to cover lease operating expenses, production taxes, and general and administrative expenses.

     From February through September 1999, the Company had discussions with various parties with respect to possible transactions pursuant to which the Company's indebtedness might be repaid or restructured or pursuant to which the Company would receive additional capital. Other than the now terminated transaction with HM4 (discussed above), the Company has not received any definitive offers involving (1) a merger or consolidation of the Company, (2) a sale or transfer of all or substantially all of the Company's assets or (3) a purchase of securities of the Company that would enable the holder of those securities to exercise control over the Company, in each case on terms that were satisfactory to the Company and that the board of directors of the Parent Company believed would be in the best interest of the Company or enforceable pursuant to the Bankruptcy Rules. Before the Petition Date, the Company also conducted negotiations with the holders of the Existing Bonds and with the Bank Group with respect to a possible reorganization.

     The Company conducted negotiations with Appaloosa, Oaktree and PPM America (the "Principal Bondholders") who hold approximately $135.5 million (90%) in principal amount of the Existing Bonds. While those negotiations were preliminary, the Company believes that the Principal Bondholders will vote for the Plan as currently proposed. There can be no assurance, however, that the holders of the Existing Bonds will vote for the Plan.

     While the Company believes the Principal Bondholders will vote to support the Plan, the terms of the Plan have not been agreed to by all of the impaired creditors under the Plan. The Company will continue to try to persuade the impaired creditors as to the merits of the Plan after this Disclosure Statement is distributed and while ballots are being solicited. However, there can be no assurances that the Principal Bondholders, the other impaired creditors under the Plan or the shareholders will accept the Plan and there is a possibility that a revised Plan will be negotiated for future presentation.

     The board of directors of the Parent Company has unanimously approved the terms of the Plan and believes that the Plan is in the best interests of the Parent Company's creditors and shareholders and will permit the maximum and earliest recovery for all classes of claims and interests in a reorganization of the Company under Chapter 11 of the Bankruptcy Code. In arriving at its conclusion, the board of directors of the Parent Company considered (1) the limited alternatives available to the Company to restructure its debt, and the risks attendant to each of those alternatives, (2) the estimated liquidation value of the Company's assets and the amounts that the Company's creditors would likely receive in the liquidation of those assets, (c) the rights of payment and security positions of the Company's creditors and (d) the present status of the crude oil and natural gas industry and its anticipated effect on the Company's future cash flow.

     The Company believes that the Plan, by paying the Bank Group Claim in full, converting the bond debt to equity, and raising new capital, will provide the funds that the Company needs to commence a capital program to improve production. See "Feasibility of the Plan" for an illustration of expected liquidity on the Effective Date.

B. PROCEEDINGS IN THE CASE

     Consistent with bankruptcy cases involving large, publicly traded companies and their affiliates, a number of proceedings have occurred since August 23, 1999, the date on which the Debtors filed their voluntary Chapter 11 petition (the "Petition Date") in the Debtors' cases, the most significant of which are discussed in this section.

     The Bankruptcy Court has approved Fulbright & Jaworski L.L.P. as counsel for the Debtors and Arthur Andersen LLP as the Debtors' financial consultants and auditors. The Bankruptcy Court also has approved the Debtors' retention of oil and gas reserve engineers, special counsel for the Debtors in certain litigation, and certain ordinary course of business professionals. All of these professionals are assisting the Debtors in their efforts to reorganize their businesses.

     Official committees for the unsecured creditors and equity holders have been formed by the Office of the United States Trustee. The Bankruptcy Court has approved counsel for the Official Unsecured Creditors Committee and the Official Equity Committee. The Official Unsecured Creditors Committee has retained financial consultants. The committees have been actively involved in the Debtors' bankruptcy cases.

     Shortly after the commencement of their cases, the Debtors obtained approval from the Bankruptcy Court to use the cash collateral in the continued operations of their business, including certain capital expenditure programs. The Debtors' use of cash collateral was extended through January 30, 2000. Pursuant to the Third Interim Order to Use Cash Collateral, in December 1999, the Debtors began paying the Bank Group monthly payments of $1.8 million per month as adequate protection payments. The Cash Collateral Order expired on January 30, 2000. The Bank Group and the Company have agreed to an extension of the Cash Collateral Order through March 31, 2000. The Company will owe additional interest payments on February 1, 2000 and March 1, 2000.

     Immediately following the commencement of their cases, the Debtors obtained permission from the Bankruptcy Court to pay working and royalty interest owners to insure that payments to them were not interrupted. As a result, working and royalty interest owners have continued to receive all payments to which they are entitled throughout the pendency of the Debtors' cases.

     In October 1999, one of the shareholders of the Parent Company filed a motion to compel the Parent Company to hold an annual shareholders' meeting. As of the Petition Date, the Parent Company had not yet held its annual shareholders' meeting which historically had been held between May and August. The annual shareholders' meeting had not been held by the Petition Date because of extensive, ongoing negotiations between the Parent Company, the Bank Group and the holders of allowed Bond Claims concerning the restructuring of the Debtors' debt and operations. Rather than incur the significant expenses associated with holding the annual meeting, and then having to incur additional significant expenses to hold a special shareholders' meeting to approve a restructuring of the debt to the Bank Group and holders of allowed Bond Claims, the Parent Company elected to postpone the annual meeting and combine it with a special meeting once an agreement with the Bank Group and holders of allowed Bond Claims was reached. Although the Parent Company reasonably believed that it would reach an agreement with the Bank Group and the holders of allowed Bond Claims before the Petition Date, unfortunately no agreement was reached and the Debtors filed for bankruptcy protection.

     The Bankruptcy Court denied the request to compel a shareholders' meeting provided that the Parent Company permit representatives of the Official Equity Committee to attend and participate, in a non-voting capacity, at a future board meeting to discuss the Plan. The Debtors complied with the Bankruptcy Court's directive. The Bankruptcy Court also issued an order for the Debtors to show cause as to why the exclusive period for the Debtors to file a plan of reorganization under Section 1121 of the Bankruptcy Code should not be terminated to allow other parties to file plans of reorganization in the case. The Bank Group moved for a termination of this exclusivity period as well. Exclusivity has been terminated as to the Bank Group, the Official Equity Committee and the Official Unsecured Creditors Committee.

     1. RETENTION OF COUNSEL

     After consideration of applications filed by the Debtors, the Bankruptcy Court entered orders authorizing the employment and retention of Fulbright & Jaworski L.L.P. as counsel to the Debtors.

     2. PLAN AND DISCLOSURE STATEMENT MATTERS

     On November 30, 1999, the Debtors filed with the Bankruptcy Court their Joint Plan of Reorganization Under Chapter 11 of the United States Bankruptcy Code. On February 4, 2000, the Debtors filed with the Bankruptcy Court an amended Joint Plan of Reorganization and a Disclosure Statement with respect to the Plan of Reorganization under Chapter 11 of the Bankruptcy Code. On February 7, 2000, the Bankruptcy Court entered an order approving the Disclosure Statement, establishing procedures with respect to the solicitation of acceptances and rejections of the Plan and setting a deadline by which acceptances and rejections and objections to, the Plan must be filed and served. In that order, the Bankruptcy Court also scheduled the Confirmation Hearing to consider the Plan for March 15, 2000.

     Following the entry of that order, the Debtors have commenced the process of soliciting acceptances and rejections to the Plan by means of this Disclosure Statement. In response to those solicitation efforts, the Debtors seek Plan approval by a majority of creditors and holders of equity interests in each class entitled to submit a ballot to accept or reject the Plan. If that approval is obtained, the Debtors will proceed to seek confirmation of the Plan by the Bankruptcy Court on March 15, 2000.

                                      IV.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1999, and as adjusted (1) to give pro forma effect for projected operating results through March 31, 2000, the assumed effective date of the Plan, (2) to give pro forma effect to the effectiveness of the Plan and assuming that all of the shares of New Common Stock available are purchased pursuant to the Rights Offering or the Private Placement, (3) to give pro forma effect to the effectiveness of the Plan and assuming that 50% of the shares of New Common Stock available are purchased pursuant to the Rights Offering or the Private Placement and

$45 million is borrowed under the Standby Loan, and (4) to give pro forma effect to the effectiveness of the Plan and assuming that none of the shares of New Common Stock available are purchased pursuant to the Rights Offering or the Private Placement and $70 million is borrowed under the Standby Loan. This information should be read in conjunction with the Company's consolidated financial statements (including the notes to those statements) included in the Parent Company's Annual Report on Form 10-K filed with the SEC on March 31, 1999 (the "Annual Report") and the Parent Company's Quarterly Reports on Form 10-Q filed with the SEC on May 17, 1999, August 16, 1999 and November 15, 1999 (the "Quarterly Reports"), copies of which are attached as ANNEXES A AND B, and the information set forth under the caption "Feasibility of the Plan" included in this Disclosure Statement.

                                                                                                             PRO FORMA
                                                                                                            PURCHASE OF
                                                                                            PRO FORMA        NO SHARES
                                                                                           PURCHASE OF      PURSUANT TO
                                                                                          50% OF SHARES       RIGHTS
                                                                                           PURSUANT TO      OFFERING OR
                                                                          PRO FORMA      RIGHTS OFFERING      PRIVATE
                                                                       PURCHASE OF ALL     OR PRIVATE      PLACEMENT AND
                                                        PRO FORMA          SHARES         PLACEMENT AND    BORROWING OF
                                                       IMMEDIATELY       PURSUANT TO      BORROWING OF      $70 MILLION
                                      SEPTEMBER 30,      PRIOR TO      RIGHTS OFFERING     $45 MILLION       UNDER THE
                                          1999        EFFECTIVENESS      OR PRIVATE         UNDER THE         STANDBY
                                       HISTORICAL     OF THE PLAN(3)    PLACEMENT(4)     STANDBY LOAN(4)      LOAN(4)
                                      -------------   --------------   ---------------   ---------------   -------------

Current Liabilities:
  Existing Bank Group Loan(1).......    $ 251,799       $ 260,150         $      --         $      --        $      --
  Existing Bonds(1).................      161,094         161,094                --                --               --
  Other.............................       16,038          14,192             9,455             9,455            9,455
                                        ---------       ---------         ---------         ---------        ---------
        Total Current Liabilities...    $ 428,931       $ 435,436         $   9,455         $   9,455        $   9,455
                                        ---------       ---------         ---------         ---------        ---------
Long-Term Liabilities:
  Credit Facility...................    $      --       $      --         $ 172,000         $ 171,000        $ 191,000
  Standby Loan Notes................           --              --                --            45,000           70,000
  Promissory Notes..................           --              --             4,208             4,208            4,208
                                        ---------       ---------         ---------         ---------        ---------
        Total Long-Term
          Liabilities...............           --              --           176,208           220,208          265,208
                                        ---------       ---------         ---------         ---------        ---------
Shareholders' Equity:
  Preferred Stock, par value $0.01
    per share.......................
  Existing Common Stock and New
    Common Stock, par value $0.01
    per share(2)....................          256             256             9,862             9,181            7,443
  Additional paid-in capital........      137,812         137,812           375,522           333,089          291,323
  Retained deficit..................     (229,133)       (230,126)         (240,529)         (222,262)        (217,162)
                                        ---------       ---------         ---------         ---------        ---------
        Total Shareholders'
          Equity....................      (91,065)        (92,058)          144,855           120,008           81,604
                                        ---------       ---------         ---------         ---------        ---------
        Total Capitalization,
          excluding current
          liabilities...............    $ (91,065)      $ (92,058)        $ 321,063         $ 340,216        $ 346,812
                                        =========       =========         =========         =========        =========

---------------

(1) All amounts outstanding under the Existing Bank Group Loan Agreement and the Existing Bonds and the related accrued interest are classified as current liabilities as of September 30, 1999 due to accelerations by the lenders.

(2) There are 100,000,000 shares of Existing Common Stock authorized. Shares of Existing Common Stock outstanding were 25,603,512 at September 30, 1999 and Pro forma Immediately Prior to Effectiveness of the Plan, shares of New Common Stock outstanding were 986,241,646 under the Pro forma Purchase of All Shares Pursuant to Rights Offering or Private Placement, 918,140,920 under the Pro forma Purchase of 50% of Shares Pursuant to Rights Offering or Private Placement and Borrowing of $45 Million Under the Standby Loan, and 744,288,140 under the Pro forma Purchase of No Shares Pursuant to Rights Offering or Private Placement and Borrowing of $70 Million Under the Standby Loan.

(3) Current liabilities and retained deficit have been adjusted to reflect the effect of projected operating results for the period from October 1, 1999 through March 31, 2000, the assumed effective date of the Plan.

(4) The pro forma columns that present the purchase of shares pursuant to Rights Offering or Private Placement assuming all shares are purchased, 50% of the shares are purchased and no shares are purchased reflect pro forma adjustments to record the following transactions:

     - The repayment of borrowings outstanding under the Existing Bank Group Loan Agreement together with assumed interest totaling $260.2 million from borrowings under the Credit Facility together with proceeds of the Rights Offering and borrowings under the Credit Facility and Standby Loan, as applicable, and the write-off of $1.6 million related to unamortized debt issue costs.

     - The conversion of the Existing Bonds into: 614,484,288 shares of New Common Stock at an assumed fair market value of $0.26 per share for a total of $159.8 million and the recognition of a loss on extinguishment of debt of $2.3 million related to unamortized debt issue costs under the "Purchase of All Shares" column; 614,484,288 shares of New Common Stock at an assumed fair market value of $0.23 per share for a total of $141.5 million and the recognition of a gain on the extinguishment of debt of $16.0 million due to the dilution in the assumed fair market value of the shares as a result of the additional shares issued for the Standby Loan under the "Purchase of 50% of Shares" column; and 614,484,288 shares of New Common Stock at an assumed fair market value of $0.22 per share for a total of $137.4 million and the recognition of a gain on extinguishment of debt of $20.1 million due to the dilution in the assumed fair market value of the shares, as discussed above, under the "Purchase of No Shares" column.

     - The payment of $529,000 of accrued reorganization costs and the recognition of additional reorganization expenses totaling $5.5 million, including $1.5 million for estimated severance payments. The Break Up Fee of $1.0 million associated with the Standby Loan is an additional expense under the "Purchase All Shares" column.

     - The $4.2 million reclassification of the long-term portion of the five-year promissory notes to be issued in settlement of the priority tax claims from current liabilities.

     - The borrowings of $172.0 million, $171.0 million and $191.0 million under the Credit Facility on the Effective Date under the "Purchase All Shares," "Purchase 50% of Shares" and "Purchase No Shares" columns, respectively.

     - The borrowings of $45 million under the Standby Loan and the related issuance of 82,632,683 shares of New Common Stock at an assumed fair market value of approximately $0.23 per share for a total of $19.0 million under the "Purchase of 50% of Shares" column and borrowings of $70 million under the Standby Loan and the related issuance of 104,200,840 shares of New Common Stock at an assumed fair market value of approximately $0.22 per share for a total of $23.3 million under the "Purchase of No Shares" column.

     - The issuance of 346,153,846 shares of New Common Stock at $0.26 per share for total net proceeds of $87.6 million after estimated offering costs of $2.4 million under the "Purchase of All Shares" column and issuance of 195,420,437 shares of New Common Stock at approximately $0.23 per share for total net proceeds of $43.7 million after estimated offering costs of $1.3 million under the "Purchase of 50% of Shares" column.

                                       V.

                            SELECTED FINANCIAL DATA

     The following information is selected or derived from, and is qualified by reference to, the Company's consolidated financial statements included in the Annual Report attached as ANNEX A and the Quarterly Reports attached as ANNEX B. This information should be read in conjunction with those consolidated financial statements, and the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Annual Report and the Quarterly Reports. The report of Arthur Andersen LLP, the Company's independent certified public accountant, on the Company's financial statements for the three years in the period ended December 31, 1998, is qualified as to the Company's ability to continue as a going concern. The Company's consolidated financial statements for the nine-month periods ended September 30, 1998, and September 30, 1999, are unaudited. The selected consolidated financial data presented below are not necessarily indicative of the future results of operations or financial performance of the Company.

                                                                           NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                        -------------------------------   --------------------
                                          1996       1997       1998        1998       1999
                                        --------   --------   ---------   --------   ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA:
  Operating revenues..................  $ 54,272   $ 63,130   $  68,759   $ 55,829   $  37,957
  Operating costs.....................    13,875     15,970      26,859     21,010      15,063
  General and administrative
     expenses.........................     7,264      7,163       7,750      4,752       7,574(1)
  Reorganization costs................        --         --          --         --       2,685
  Depletion and depreciation..........    16,280     19,214      28,135     22,235      10,213
  Writedown of crude oil and natural
     gas properties...................        --         --     188,000     73,000       5,433
  Net interest expense................     7,464     10,474      32,721     24,344      25,789
  Other expense.......................        --         --       3,023         --       1,048
  Income tax expense (benefit)........     3,483      4,021     (14,383)   (18,432)        (26)
  Net earnings (loss).................     5,906      6,288    (203,346)   (71,080)    (29,822)
  Basic earnings (loss) per common
     share(2).........................  $   0.29   $   0.29   $   (7.94)  $  (2.78)  $   (1.16)
  Diluted earnings (loss) per common
     share(3).........................  $   0.29   $   0.28   $   (7.94)  $  (2.78)  $   (1.16)
OTHER FINANCIAL DATA:
  Capital expenditures................  $ 52,384   $ 72,667   $  70,143   $ 62,464   $   4,995
BALANCE SHEET DATA:
  Working capital (deficit)...........  $  6,662   $ (2,021)  $(388,297)             $(406,832)
  Net property and equipment..........   210,212    531,409     324,574                313,924
  Total assets........................   230,041    555,128     350,068                341,566
  Long-term debt, excluding current
     portion(4).......................   122,777    369,924          --                     --
  Total shareholders' equity..........    81,466    142,103     (61,243)               (91,065)

---------------

(1) General and administrative expenses for the nine months ended September 30, 1999 are substantially higher than those expenses for the same period in 1998 primarily due to the expensing of all salaries and other general and administrative costs associated with exploration and development activities during 1999 as compared to the capitalization of $4.2 million of those costs in the first nine months of 1998.

(2) Basic per-share amounts have been computed by dividing net earnings after preferred dividends by the weighted average number of shares outstanding:
    20,179 in 1996; 21,693 in 1997; 25,604 in 1998; and 25,604 in 1999.

(3) Diluted per-share amounts have been computed by dividing net earnings after preferred dividends by the weighted average number of shares outstanding including common stock equivalents, consisting of stock options and warrants, when their effect is dilutive: 20,342 in 1996; 22,334 in 1997; 25,604 in 1998; and 25,604 in 1999.

(4) Amounts for 1998 and 1999 include $384,031 and $388,685, respectively related to the current portion of long-term debt.

                                      VI.

                                    THE PLAN

A. INTRODUCTION

     A summary of the principal provisions of the Plan and the treatment of classes of claims and equity interests is set forth below. This summary is qualified by reference to the Plan, a copy of which is attached as EXHIBIT A.

     The Plan was conceived by management of the Company as an alternative to the more drastic measures available to the Company for restructuring its debt, such as a liquidation of its properties. The terms of the Plan were arrived at after a diligent search for, and extensive evaluation of, numerous financing and liquidation proposals by the Debtors and consultation with the Debtors' financial advisors as to what type of Plan might be feasible after lengthy negotiations with certain of the Debtors' creditors. The Debtors believe that the Plan provides the Debtors' creditors and the Parent Company's shareholders with distributions of property, in the form of new securities or otherwise, having a value not less than the amount that those holders would receive if the Debtors were to be liquidated under Chapter 7 of the Bankruptcy Code. The Debtors believe that reorganization under the Plan is feasible and that the Plan provides for the greatest and earliest possible recoveries for the creditors of the Debtors and the shareholders of the Parent Company.

     Beginning before the Petition Date, and continuing thereafter, the Debtors, with the assistance of their financial consultants and advisors, implemented and pursued a plan to attract proposals from parties to provide the Debtors with operating capital necessary to maximize the value of their oil and gas reserves. During the process, numerous proposals were considered from not fewer than 20 parties ranging from offers to commit to contribute additional capital to the Debtors, to proposals to purchase assets from the Debtors and proposals to merge the Debtors with other entities.

     None of the proposals received by the Debtors is as attractive as the commitment from Chase in connection with the Credit Facility and the commitment from the Standby Lenders in connection with the Standby Loan. These proposals allow the Debtors to pay the existing Bank Group debt, retain their assets and provide necessary capital to exploit their oil and gas reserves.

B. CLASSIFICATION AND TREATMENT OF CLAIMS

     Section 1123 of the Bankruptcy Code requires that a plan of reorganization classify the claims of a debtor's creditors and equity interest holders. The Plan divides claims and equity interests into classes and sets forth the treatment afforded to each class. Under the Plan, each claim or equity interest is either unimpaired or the holder of the claim or equity interest is to receive various types of consideration, depending on the nature of the claim or equity interest. A claim is unimpaired under the Plan if the Plan (1) leaves unaltered the legal, equitable and contractual rights of the holder of the claim, (2) provides for cash payment of the full amount of the claim on the Effective Date of the Plan or (3) notwithstanding any contractual provision or law that entitles the holder of the claim to demand or receive accelerated payment after the occurrence of a default, cures the default, reinstates the maturity of the claim as it existed before the default, and compensates the holder of the claim for any damages incurred as a result of any reasonable reliance by the holder on any provision or law that entitles the holder of the claim to demand accelerated payment. The only claims or interests that are or may be impaired under the Plan and therefore are or may be entitled to vote to accept or reject the Plan are Classes 2, 3, 5, 6, and 8.

     For the holder of a claim or equity interest to participate in the Plan and receive the treatment afforded to the applicable class, the holder's claim or equity interest must be "allowed". A claim or interest will be allowed if it is filed or deemed filed, unless a timely objection to allowance of the claim or interest is made. Generally, for a claim or equity interest to be filed, a proof of claim or proof of equity interest must be timely filed on behalf of the holder of the claim or equity interest with the Bankruptcy Court. A claim or equity interest will also be deemed to be filed if (1) it is listed on the Schedules of Assets and Liabilities filed with the Bankruptcy Court, as amended (the "Debtors' Schedules"), unless it is listed as disputed, contingent or unliquidated or (2) in the case of an equity security holder, the holder's interest is reflected on the records of the issuer. If an objection to a claim or interest is made, the Bankruptcy Court must make a determination with respect to allowance of that claim or interest. Only holders of allowed claims and allowed interests are entitled to participate in and receive distributions in accordance with the Plan.

     The following is a summary of the classes of creditors and equity interest holders of the Debtors under the Plan and the provisions made in the Plan for each class.

     1. ADMINISTRATIVE EXPENSE CLAIMS (CLASS 1)

     "Administrative Expense Claims" are claims for (a) any cost or expense of the Chapter 11 cases allowed under Section 503(b) of the Bankruptcy Code, including all actual and necessary expenses relating to the preservation of the Debtors' estate or the operation of the Debtors' businesses, and all allowances of compensation or reimbursement of expenses to the extent allowed by the Bankruptcy Code and (b) the reasonable fees and expenses of HSBC Bank USA (formerly known as Marine Midland Bank) the indenture trustee under the Existing Bond Indenture (the "Indenture Trustee"), including the reasonable fees and expenses of its professionals to be paid under the terms of the Existing Bond Indenture upon application to the Bankruptcy Court.

     As of November 30, 1999, the fees and expenses incurred by counsel to the Debtors were approximately $350,000. The Debtors anticipate these fees and expenses through the date of confirmation of the Plan to be an additional $650,000. Additionally, the Debtors estimate that all other administrative expenses will be approximately $1.3 million in the aggregate, including a reclamation claim asserted by Baker Hughes/ Centrilift in the principal amount of $86,732.

     On the later of the Effective Date or the applicable due date, each allowed Administrative Expense Claim will be paid in full in cash or from any retainers on hand, or on such other terms as may be agreed to in writing between the holder of that claim and the Debtor that owes that claim. Allowed Administrative Expense Claims are not impaired under the Plan.

     2. PRIORITY TAX CLAIMS (CLASS 2)

     "Priority Tax Claims" are claims that are entitled to priority in accordance with Section 507(a)(8) of the Bankruptcy Code. These claims consist of certain unsecured claims of governmental units for taxes. Allowed Priority Tax Claims are impaired under the Plan.

     Except to the extent that a holder of any allowed Priority Tax Claim agrees to a different treatment, each holder of an allowed Priority Tax Claim will receive on account of the claim a promissory note, dated as of the Effective Date, in the principal amount of the allowed claim of the applicable creditor calculated as of the Effective Date. Each promissory note will provide for payment of monthly installments of principal and interest as if the note was being amortized over a 60-month period, with payments commencing on the first day of the second calendar month after the Effective Date. Each note will become due and payable in full five years after the date of assessment of the applicable claim. Each note will bear interest at an annual rate of 6% unless a different rate is chosen by the Bankruptcy Court pursuant to Sections 1129(a)(9)(c) and 1129(b)(2)(A)(i) of the Bankruptcy Code.

     The form of the note to be issued to each holder of an allowed Priority Tax Claim will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of note to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

     The Debtors will litigate disputed Priority Tax Claims to determine the extent to which the disputed Priority Tax Claim should be allowed. During the pendency of litigation, the Debtors will place into a disputed claims reserve such amounts as may be fixed by agreement, by provisional allowance in the Bankruptcy Court's final order confirming the Plan (the "Confirmation Order"), or by other order of the Bankruptcy Court, unless other depository arrangements or terms are directed by order of the Bankruptcy Court.

     3. BANK GROUP CLAIMS (CLASS 3)

     On the Effective Date, the allowed Bank Group Claim will be treated as a fully secured claim and will be paid in full in cash. At such time as the Bank Group Claim is fixed and paid in full, the Bank Group Claim will be extinguished and all liens discharged. The entry of the Confirmation Order will be a final and binding adjudication on the allowance of the Bank Group Claim (in an amount agreed to by the Debtors, the Official Committee of Unsecured Creditors and the Bank Group or as allowed by Bankruptcy Court order after objection) and will operate as a final and conclusive compromise and settlement of any and all claims that have been or may be asserted by or through the Debtors against the Bank Group, its constituent members and their successors, assigns, officers, directors, employees, attorneys, agents and representatives. The allowed Bank Group Claim is impaired under the Plan. Payment in cash of a claim such as the Bank Group Claim is no longer listed in Section 1124 of the Bankruptcy Code as a form of unimpairment.

     The Parent Company will obtain the funds necessary for the payment of the allowed Bank Group Claim through the combination of (a) the Credit Facility from the Lenders and Chase as agent for the Lenders, (b) the Rights Offering or the Private Placement, (c) cash on hand from the Debtors' operations, and (d) if necessary, the sale of senior subordinated notes to the Standby Lenders pursuant to the Standby Loan Agreement.

     The forms of the Credit Agreement and the Standby Loan Agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide copies of the forms of Credit Agreement and the Standby Loan Agreement to any party in interest who requests them in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

     4. MISCELLANEOUS SECURED CLAIMS (CLASS 4)

     "Miscellaneous Secured Claims" are secured claims under Section 506(g) of the Bankruptcy Code other than the Bank Group Claim, including properly perfected mechanic's and materialman's lien claims. The only known claims in this class are asserted by Baker Hughes and certain affiliates including Centrilift. Allowed Miscellaneous Secured Claims will receive cash payment in an amount equal to 100% of those claims, including interest and reasonable attorneys fees, on the later of the Effective Date and the date upon which the Miscellaneous Secured Claims are allowed, or within 10 days thereafter. The allowed Miscellaneous Secured Claims are not impaired under the Plan.

     5. UNSECURED BOND CLAIMS (CLASS 5)

     Under the Plan, the Existing Bond Indenture and Existing Bonds will be extinguished on the Effective Date. Holders of allowed Bond Claims as of the Voting Record Date will receive on the Effective Date their pro rata share of 96% of the New Common Stock, without giving effect to the shares issuable under the Rights Offering or the Private Placement, and, if applicable, the Standby Loan. These provisions of the Plan result in the holders of allowed Bond Claims receiving property of a value as of the Effective Date of the Plan approximating the amount of their allowed claims. The allowed Bond Claims are impaired under the Plan.

     6. GENERAL UNSECURED CLAIMS (CLASS 6)

     "General Unsecured Claims" are claims, other than unsecured Bond Claims, that are not secured by a valid and enforceable lien against property of a Debtor. Allowed General Unsecured Claims are impaired under the Plan.

     In full satisfaction of all allowed General Unsecured Claims, each holder of those claims will receive cash payment of 100% of its allowed claim in four equal quarterly installments without interest, the first of which will be paid 30 days from the Effective Date and the remainder of which will be paid on the first day of each subsequent calendar quarter. When a disputed General Unsecured Claim becomes an allowed General Unsecured Claim, the next quarterly payment date will be treated as the Effective Date for that claim.

     7. ADMINISTRATIVE CONVENIENCE CLAIMS (CLASS 7)

     An "Administrative Convenience Claim" is a claim in the amount of $1,000 or less. Administrative Convenience Claims are unimpaired under the Plan.

     Except to the extent that an allowed Administrative Convenience Claim has been paid by the Debtors before the Effective Date or a holder of the claim agrees to a different treatment, each holder of an allowed Administrative Convenience Claim will be paid in full in cash on the later of the Effective Date or the date that the Administrative Convenience Claim becomes allowed, or within 10 days thereafter.

     8. EQUITY SECURITY HOLDERS (CLASS 8)

     On the Effective Date the Existing Common Stock will be extinguished and holders of the Existing Common Stock as of the Voting Record Date will receive their pro rata share of 4% of the New Common Stock, without giving effect to the shares issuable under either the Rights Offering or the Private Placement and, if applicable, the Standby Loan. The shareholders as of the Rights Offering Record Date will also receive the right to purchase in the Rights Offering, to be made pursuant to a separate prospectus, additional shares of the New Common Stock for a purchase price of $0.26 per share, up to a total amount of $90 million. However, as described in Section VI.D. below, if the registration statement filed with the SEC in connection with the Rights Offering is not declared effective by a date sufficiently early to give the Parent Company adequate time to arrange and complete the Rights Offering, the Parent Company may, in its sole discretion, discontinue the Rights Offering and proceed with the Private Placement. The holders of Existing Common Stock are impaired under the Plan.

C. CREDIT FACILITY

     On the Effective Date, the Reorganized Parent Company will establish the Credit Facility with the Lenders and Chase, as agent for the Lenders, for a principal amount of up to $250 million. The majority of the funds necessary for the payment of the allowed Bank Group Claim will be obtained through an advance under the Credit Facility of up to the full amount of the Initial Borrowing Base. The Credit Facility will limit advances to the amount of the borrowing base, which is anticipated to be set initially at $210 million, $10 million of which must remain undrawn and available on the Effective Date. The borrowing base will be the loan value to be assigned to the proved reserves attributable to the Reorganized Parent Company's oil and gas properties. The borrowing base will be subject to semiannual review based on reserve reports. The Initial Borrowing Base will be subject to Chase's review of the January 1, 2000 reserve report to be prepared by the Parent Company and audited by an independent petroleum engineering firm acceptable to the Lenders. The Initial Borrowing Base will be determined before the Confirmation Hearing.

     Interest on advances under the Credit Facility will be payable on the earlier of (1) the expiration of any interest period under the Credit Facility or (2) quarterly, beginning with the first quarter after the Effective Date. Amounts outstanding under the Credit Facility will accrue interest at the option of the Reorganized Parent Company at (1) the Eurodollar Rate plus an applicable margin, or (2) the Base Rate plus an applicable margin. All outstanding advances under the Credit Facility are due and payable in full three years from the Effective Date.

     Outstanding advances under the Credit Facility will be secured by the Collateral. The rights and responsibilities of Chase, the Lenders and the Debtors will be governed by the Credit Agreement and related loan documents, which, in part, will permit the Lenders to enforce their rights to the Collateral on the occurrence of an "event of default" (as defined in the Credit Agreement). The form of the Credit Agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of Credit Agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman. Although the Debtors anticipate no conflicts among the description of the Credit Facility contained in this Disclosure Statement, the form of the Credit Agreement filed with the Bankruptcy Court and the Credit Agreement and related documents ultimately executed by the Reorganized Debtors and the

Lenders, to the extent that there is any conflict, the provisions of the ultimately executed Credit Agreement and related documents will prevail.

D. SALE OF STOCK THROUGH THE RIGHTS OFFERING OR THE PRIVATE PLACEMENT

     To implement the Plan, the Reorganized Debtors will raise up to $90 million of new investment in the Reorganized Parent Company by (1) either the Rights Offering, which will be made pursuant to a prospectus sent to the Rights Offering Record Holders and, if applicable, to others, or the Private Placement, and (2) if applicable, the Standby Loan.

     Under the Rights Offering, the Rights Offering Record Holders will have the exclusive first opportunity to buy additional shares of the New Common Stock based on the number of shares of Existing Common Stock owned as of the Rights Offering Record Date, for a price of $0.26 per share, up to an aggregate of $90 million. The $0.26 per share price was negotiated with the Official Unsecured Creditors Committee and is premised on the rate at which unsecured creditors are converting their debt (at full face amount) to equity. Rights Offering Record Holders who wish to buy more than their allocable portion of the shares offered to them in the Rights Offering may do so to the extent that the other Rights Offering Record Holders do not elect to participate in the Rights Offering. If the Rights Offering is not fully subscribed up to $90 million by the Rights Offering Record Holders, then the Parent Company may offer the remaining shares of New Common Stock to third parties pursuant to the Rights Offering. In connection with the Rights Offering, the Parent Company has filed a registration statement with the SEC to register the rights to purchase shares of New Common Stock and to register the shares of New Common Stock that will be offered under the Rights Offering. The Parent Company paid a filing fee of $23,760 to the SEC in conjunction with the filing of the registration statement and other associated expenses in conjunction with the printing and mailing of the related prospectus. If the registration statement filed with the SEC is not declared effective by a date sufficiently early to give the Parent Company adequate time to arrange and complete the Rights Offering, the Parent Company may, in its sole discretion, discontinue the Rights Offering and proceed with the Private Placement for a minimum price of $0.26 per share, up to an aggregate of $90 million. The Rights Offering or the Private Placement will be arranged by Jefferies & Company, Inc., or another investment banker, subject to the approval of the Bankruptcy Court. Jefferies & Company, Inc., or another investment banker, will be retained by the Parent Company for the limited purpose of arranging the Rights Offering or the Private Placement and not as a general financial advisor to the Debtors. Before the commencement of the Debtors' bankruptcy cases, Jefferies & Company, Inc. acted as underwriter in connection with the issuance of the Existing Bonds and certain issuances of the Existing Common Stock and provided general financial advice to the Debtors. Because of this knowledge of the Debtors and then willingness to work at a discounted rate, the Debtors propose to use Jefferies & Company, Inc. for the limited purpose of arranging either the Rights Offering or the Private Placement.

     This Disclosure Statement does not constitute a solicitation of acceptance of the rights to be distributed to the Rights Offering, an offer to sell (or a solicitation of an offer to buy) the rights or the shares of New Common Stock to be offered pursuant to the Rights Offering, or, if applicable, an offer to sell (or the solicitation of an offer to buy) the shares of New Common Stock to be offered pursuant to the Private Placement. The issuance of the rights pursuant to the Rights Offering and the offer of shares of New Common Stock pursuant to the Rights Offering may only be made by means of a prospectus included within a registration statement that has been filed with, and that has been declared effective by, the SEC and after compliance with any applicable state or other securities laws. The Parent Company has filed a registration statement with the SEC. Any offer of shares of New Common Stock pursuant to the Private Placement may only be made by means of, and on the conditions contained in, an offering memorandum provided by the Parent Company. Information about the Rights Offering and the Private Placement is included in this Disclosure Statement and in the Plan solely for the purpose of satisfying requirements of the Bankruptcy Code to provide information adequate to enable the holders of claims and interests to make an informed decision about the Plan.

E. STANDBY LOAN

     To the extent that the Rights Offering or the Private Placement yield less than $90 million, the Reorganized Debtors will issue, and the Standby Lenders will purchase, an amount of senior subordinated notes to be determined by the Reorganized Debtors. This amount will be a maximum of $70 million given the current level of commitment under the Standby Loan and a maximum of $90 million if more Standby Loan commitments are obtained and made available before the conclusion of the Confirmation Hearing, or the Effective Date if the Debtors choose to extend the Rights Offering to that date. The rights and responsibilities of the Standby Lenders and the Reorganized Debtors will be governed by the Standby Loan Agreement which will allow the holders of Existing Bonds to participate in the Standby Loan. The form of the Standby Loan Agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of Standby Loan Agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman. Although the Debtors anticipate no conflicts among the description of the Standby Loan contained in this Disclosure Statement, the form of the Standby Loan Agreement filed with the Bankruptcy Court and the Standby Loan Agreement and related documents ultimately executed by the Reorganized Debtors and the Standby Lenders, to the extent that there is any conflict the provisions of the ultimately executed Standby Loan Agreement and related documents will prevail.

     Debt under the Standby Loan Agreement will be evidenced by the Standby Loan Notes, maturing seven years after the Effective Date and bearing interest at a minimum annual rate of 15% and payable in cash semiannually. After the first anniversary of the Effective Date, additional semiannual interest will be payable in an amount equal to 1/2% for every $0.25 that the Actual Price exceeds $15 per barrel of oil equivalent during the applicable semiannual interest period, up to a maximum of 10% additional interest per year. Additionally, upon an event of default occurring under the Standby Loan, interest will be payable in cash, unless otherwise required to be paid-in-kind, at a rate equal to 2% per year over the applicable interest rate. The Actual Price will be calculated over a six-month measurement period ending on the date two months before the applicable interest payment date. Interest payments under the Standby Loan may be paid-in-kind subject to the requirements of the Credit Agreement.

     Payment of the Standby Loan Notes will be subordinate to payment in full in cash of all obligations arising in connection with the Credit Facility. Subject to a final agreement between the Standby Lenders and Chase, after the initial 12-month period, cash interest payments may be made only to the extent by which EBITDAX on a trailing four-quarter basis exceed $65 million. The Credit Agreement may also prohibit the Reorganized Parent Company from making any cash interest payments on the Standby Loan indebtedness if the outstanding indebtedness, under both the Credit Facility and the Standby Loan, exceeds 3.75 times the EBITDAX for the trailing four quarters. The Reorganized Parent Company may prepay the Standby Loan Notes at the face amount, in whole or in part, in minimum denominations of $1,000,000, plus either (1) a standard make-whole payment with a discount rate of 300 basis points over the Treasury Rate for the first four years, or (2) beginning in the fifth year, a premium equal to one-half the 15% base interest rate, declining annually and ratably to par. The Standby Loan Notes may only be paid if either (1) all obligations under the Credit Facility have been paid in full in cash or (2) the Required Lenders under the Credit Facility consent to the payment.

     If the Standby Loan Notes are issued, the Standby Lenders will receive the Standby Shares. If $70 million in principal amount of the Standby Loan Notes are issued, the Standby Lenders will receive 14% of the fully diluted New Common Stock as of the Effective Date. The amount of Standby Shares issued will be adjusted ratably according to the actual amount of Standby Loan Notes issued. The Standby Shares issued to the Standby Lenders will be in addition to the shares of New Common Stock issued to holders of Existing Bonds, shareholders of the Parent Company and persons participating in the Rights Offering or the Private Placement. See "The New Debt and Securities -- Dilution" for an illustration of the dilution of the New Common Stock.

F. OTHER PROVISIONS OF THE PLAN

     1. RELATIONSHIP BETWEEN THE RIGHTS OFFERING, THE PRIVATE PLACEMENT AND THE STANDBY LOAN

          a. Purposes: Although the Standby Loan has been arranged to ensure that the Reorganized Parent Company is able to meet its obligations under the Plan, the Reorganized Parent Company's financial position would be improved if it does not issue the Standby Loan Notes. The Rights Offering (or, if applicable, the Private Placement) is being made in an effort to raise up to $90 million in new capital investment in the Reorganized Parent Company and to avoid burdening the Reorganized Parent Company with the interest payments and fees required under the Standby Loan.

          b. Timing: Offers to Rights Offering Record Holders or third-party investors under the Rights Offering will commence before the Confirmation Hearing on March 15, 2000. In connection with the Rights Offering, the Parent Company has filed a registration statement with the SEC as soon as possible after approval of this Disclosure Statement. The purpose of the registration statement is to register the rights to purchase shares of New Common Stock and to register the shares of New Common Stock that will be offered under the Rights Offering. The Parent Company paid a filing fee of $23,760 to the SEC in conjunction with the filing of the registration statement and other associated expenses in conjunction with the printing and mailing of the related prospectus. If the registration statement is declared effective by the SEC, the Rights Offering will be made pursuant to a prospectus that will be distributed to the Rights Offering Record Holders. The Rights Offering Record Holders will have at least five days from the date of distribution of the prospectus (the "Rights Offering Period") to determine whether to participate in the Rights Offering. The Rights Offering Period will terminate before the commencement of the Confirmation Hearing for the Plan unless extended by the Parent Company in its sole discretion; however, the Rights Offering Period will not extend beyond the Effective Date. Upon termination of the Rights Offering Period, the Parent Company will be able to assess the amount of new investment raised under the Rights Offering and whether and to what extent to offer unsubscribed shares under the Rights Offering to other parties and to issue Standby Loan Notes. If the SEC does not declare the registration statement effective by a date sufficiently early to give the Parent Company, in its sole discretion, adequate time to arrange and complete the Rights Offering, the Parent Company will, in its sole discretion, discontinue the Rights Offering and proceed with the Private Placement.

          c. Related Risks: There can be no assurance that the registration statement filed with the SEC in connection with the Right Offering will be declared effective sufficiently early to permit the Parent Company to arrange and complete the Rights Offering. Whether the Company proceeds with the Rights Offering or the Private Placement, there can be no assurance that the Rights Offering or the Private Placement will be successful or that the Reorganized Parent Company will not need to issue up to $90 million in Standby Loan Notes. The financial condition of the Reorganized Parent Company after issuing the Standby Loan Notes should be considered when determining whether to vote to accept or reject the Plan.

     2. OVERVIEW OF REORGANIZED DEBTORS

          a. Reorganized Debtors: From and after the Effective Date, each of the Reorganized Debtors will continue in existence as a separate corporate entity, in accordance with the law applicable in the jurisdiction under which it was incorporated and pursuant to its charter and bylaws, as amended. No Reorganized Debtor will be liquidated as a result of the Plan, and each will continue to engage in the businesses permitted by its charter and bylaws.

          b. Revesting of Assets: Except as otherwise provided in the Plan, the property and assets of the Debtors' bankruptcy estate will revest in the Reorganized Debtors on the Effective Date, free and clear of all claims and equity interests, but subject to the obligations of the Reorganized Debtors as set forth in the Plan. Commencing on the Effective Date, the Reorganized Debtors may conduct and change their businesses, without any supervision by the Bankruptcy Court or the office of the United States Trustee and free of any restriction imposed on the Debtors by the Bankruptcy Code or by the Bankruptcy Court during the Chapter 11 case. From and after the Effective Date, each Reorganized Debtor may use, operate and deal with its assets and property without any supervision by, or permission from, the Bankruptcy Court and free of any restrictions imposed by the Bankruptcy Code.

          c. New Common Stock: The holders of the Existing Bonds will receive New Common Stock in exchange for allowed Bond Claims. The holders of Existing Common Stock will receive New Common Stock in exchange for their Existing Common Stock. Additional shares of the New Common Stock will be issued pursuant to the Rights Offering or the Private Placement. To the extent that the Rights Offering or the Private Placement is not fully subscribed, the Standby Loan Notes will be issued and the Standby Lenders will receive New Common Stock pursuant to the terms of the Standby Loan Agreement.

          Of the 640,087,800 shares of New Common Stock to be issued and outstanding on the Effective Date, without giving effect to the Rights Offering, the Private Placement or any Standby Loan, the holders of the Existing Bonds will receive 614,484,288 shares and the holders of the Existing Common Stock will receive 25,603,512 shares. Because the Debtors cannot predict the degree of success of the Rights Offering or the Private Placement, the number of shares to be issued as of the Effective Date cannot be predicted. However, by way of illustration, if all of the shares offered in the Rights Offering or Private Placement are purchased and no amounts are borrowed under the Standby Loan, the holders of the Existing Bonds will receive 614,484,288 shares, the holders of Existing Common Stock will receive 25,603,512 shares and purchasers under the Rights Offering or Private Placement will receive 346,153,846 shares. If 50% of the shares are purchased pursuant to the Rights Offering or the Private Placement and $45 million is borrowed under the Standby Loan, the holders of the Existing Bonds will receive 614,484,288 shares, the holders of the Existing Common Stock will receive 25,603,512 shares, purchasers under the Rights Offering or Private Placement will receive 195,420,437 shares and the Standby Lenders will receive 82,632,683 shares. If no shares are purchased pursuant to the Rights Offering or the Private Placement and Standby Notes in the principal amount of $70 million are issued, the holders of the Existing Bonds will receive 614,484,288 shares, the holders of the Existing Common Stock will receive 25,603,512 shares and the Standby Lenders will receive 14% of the fully diluted New Common Stock, which will be 104,200,340 shares. See the New Common Stock Table in Section II.D.

          From and after the Effective Date, the Reorganized Debtors reserve the right to reserve additional shares for issuance, to authorize the issuance of previously authorized but unissued shares, and to change the status of previously reserved shares of New Common Stock. The New Common Stock will have a par value of $0.01 per share. The New Common Stock will have rights with respect to dividends, liquidation, voting and other matters as will be set forth in the Amended and Restated Articles of Incorporation of the Reorganized Parent Company and as provided under applicable law. On the Effective Date, the Existing Common Stock will cease to exist, and any stock certificates representing shares of the Existing Common Stock will be void and of no effect. The Reorganized Parent Company will issue certificates representing the New Common Stock and take all other actions necessary to effect the issuance of the New Common Stock pursuant to the Plan. The Reorganized Parent Company may effect a reverse stock split after the Effective Date to proportionately reduce the number of authorized and outstanding shares; this measure would help the Reorganized Parent Company satisfy Nasdaq listing requirements.

          d. Directors and Officers: The directors and officers of the Debtors are identified in Section XII.C. below. The Debtors expect these to be their directors and officers on and immediately after the Effective Date, subject to the following provisions of this paragraph. For the first year after the Effective Date, the board of directors of the Reorganized Parent Company will consist of seven members. Four members of the board of directors will be nominated by the Principal Bondholders. One member of the board of directors will be selected by the post-Effective Date board of directors from the Debtors' post-Effective Date management. Two members of the board of directors will be selected by the entities whose funding is used on the Effective Date (whether under the Standby Loan or some alternative source of funding) based upon their relative contributions of capital. The identities of the board members for the one-year period after the Effective Date have not yet been determined. In compliance with Section 1125(a)(5) of the Bankruptcy Code, if the identities of the current directors and officers of the Parent Company change, the Debtors will supply the names of the directors and officers of the Reorganized Parent Company at the
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

     Confirmation Hearing. On the Effective Date, the Reorganized Parent Company will enter into a shareholders' agreement with the Principal Bondholders to govern their rights to nominate directors. The form of shareholders' agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of shareholders' agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

          e. Charter and Bylaws: The charter and bylaws of each Reorganized Debtor will be amended as necessary to satisfy the provisions of the Plan and Section 1123(a)(6) of the Bankruptcy Code. The forms of the amended and restated articles of incorporation of the Reorganized Parent Company and the amended and restated bylaws will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide copies of the forms of amended and restated articles of incorporation and the amended and restated bylaws to any party in interest who requests them in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

          The Plan provides for certain amendments to the Parent Company's existing articles of incorporation. Those amendments will be effected by filing with the Secretary of State of the State of Texas amended and restated articles of incorporation of the Reorganized Parent Company. Currently, the articles of incorporation of the Parent Company permit the holders of the Existing Common Stock to cumulate their votes at each election of directors by giving one candidate for director as many votes as the number of directors to be elected multiplied by the voting shareholder's number of shares, or by distributing the voting shareholder's votes on the same principle among any number of those candidates. Under the Plan, the articles of incorporation of the Reorganized Parent Company will be amended to expressly prohibit cumulative voting by the shareholders at elections of directors. In addition, in accordance with Section 1123(a)(6) of the Bankruptcy Code, the amended and restated articles of incorporation of the Reorganized Parent Company, as well as the amended and restated charter documents of each of the other Reorganized Debtors, will prohibit the issuance by each Reorganized Debtor of any shares of non-voting equity securities. The shares of common stock resulting after the effectiveness of the amended and restated articles of incorporation of the Reorganized Parent Company are referred to in this Disclosure Statement as the New Common Stock. The amended and restated articles of incorporation of the Reorganized Parent Company and the amended and restated charters of each of the other Reorganized Debtors will become effective on the Effective Date.

          The bylaws of the Parent Company will be amended to provide that board approval of certain transactions will require the vote of at least 5 of the 7 members of the Reorganized Parent Company's board of directors. Those transactions include any sale of assets of the Reorganized Parent Company having a value of more than $10 million and any merger or other combination of the Reorganized Parent Company with another entity. All other matters requiring board approval will require the approval of a majority of the board members present at a meeting at which a quorum is constituted or the unanimous written consent of the board members. The other Debtors do not currently expect to make any substantive changes to their bylaws as a result of the confirmation of the Plan.

          f. Registration Rights: On the Effective Date, the Reorganized Parent Company will enter into a registration rights agreement with the Principal Bondholders and other parties under which the shares of New Common Stock issued to them on the Effective Date would be registered under federal securities laws under prescribed circumstances. The form of the registration rights agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of registration rights agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

     3. EXECUTORY CONTRACTS AND UNEXPIRED LEASES

          a. Assumption of Executory Contracts and Unexpired Leases: As of the Effective Date, all executory contracts and unexpired leases of the Debtors (as set forth in the Debtors' Schedules filed by the Debtors and as specifically described in this Disclosure Statement) not listed or otherwise described on SCHEDULE A attached to this Disclosure Statement (the "Rejected Agreements") will be assumed by the Debtors in accordance with Section 365 of the Bankruptcy Code. The Debtors and the Official Committee of Unsecured Creditors will agree by March 1, 2000 on an amended schedule of executory contracts and unexpired leases which will be assumed pursuant to the Plan. Unless otherwise agreed by the Debtors and the other parties to an executory contract or unexpired lease assumed by the Debtors,
     (i) all cure payments that are required by Section 365(b)(1) of the Bankruptcy Code will be made on the Effective Date or promptly after the Effective Date, and (ii) any dispute regarding the amount or timing of any cure payments, the ability of the Reorganized Debtors to provide adequate assurance of future performance, or any other matter pertaining to assumption, will be resolved by the Bankruptcy Court, and the Reorganized Debtors will make those cure payments, if any, or provide such assurance as may be required by the order resolving the dispute on the terms and conditions of the order. The Debtors believe they are current with their obligations under all executory contracts and unexpired leases and therefore the assumption of them will not result in the payment of any cure amounts that might otherwise be due and payable. Any rights of non-Debtor parties to executory contracts and unexpired leases to pursue claims for payment of cure amounts are preserved.

          The agreements assumed by the Debtors include amended and restated employment agreements for key employees of the Parent Company. These agreements will be amended and restated as of the Effective Date. The Debtors and the Official Unsecured Creditors Committee will agree on the changes to be made in the amended employment agreements by March 1, 2000, or such later date that the Debtors and the Official Unsecured Creditors Committee agree to, and will file these amended agreements with the Bankruptcy Court. If an employee is requested by the Official Committee of Unsecured Creditors to execute and deliver an amended and restated employment agreement and refuses to do so, that employee's existing employment agreement will be rejected under the Plan. After the Effective Date, the Debtors will undertake such a downsizing and severance plan as their management and boards of directors then deem appropriate.

          Among the executory contracts the Debtors will assume is a contract with Alan Edgar, a director of the Parent Company (the "Edgar Contract"). The Edgar Contract provides for Mr. Edgar to receive a percentage of the net proceeds received by the Parent Company from the Hicks Muse Lawsuit up to a maximum of $5.75 million (see discussion of the Hicks Muse Lawsuit in Section VII.E.1.), in consideration of Mr. Edgar's extensive and ongoing involvement in working with special litigation counsel for the Parent Company in prosecuting the Hicks Muse Lawsuit. The Parent Company believes Mr. Edgar's continued active involvement in the Hicks Muse Lawsuit is critical and therefore assuming the Edgar Contract is in the best interests of the Debtors and their estates.

          The Debtors will also assume any existing indemnity agreements with its directors and officers.

          b. Corporate Indemnification Obligations and Insurance Policies: The obligations of the Debtors pursuant to their articles of incorporation (or analogous documents), bylaws or applicable state law to indemnify the directors and officers who served as directors and officers of the Debtors before and after the Petition Date against any obligations based on conduct or transactions that occurred while they were directors and officers before or after the Petition Date will continue after the Confirmation Date. On the Effective Date the Reorganized Parent Company will purchase (i) a new director and officer insurance policy covering the post-Effective Date directors and officers and (ii) a three-year tail insurance policy on existing director and officer insurance policies, if it can be purchased for no more than $300,000, or take such other action concerning the purchase of tail insurance as the board of directors of the Reorganized Parent Company believes is reasonable.

          c. Rejection of Certain Executory Contracts and Unexpired Leases: All executory contracts and unexpired leases of the Debtors listed on SCHEDULE A as Rejected Agreements, unless the subject of a motion to assume pending on the date of the Confirmation Order (the "Confirmation Date"), will be rejected in accordance with Section 365 of the Bankruptcy Code.

          d. Claims Based on Rejection of Executory Contracts and Unexpired
     Leases: All proofs of claim with respect to claims arising from the rejection of an executory contract or unexpired lease will be filed with the Bankruptcy Court within 30 days after the earlier of (i) the date of entry of an order of the Bankruptcy Court approving the rejection or (ii) the Effective Date. Any claims not filed within the applicable time period will be forever barred from assertion against the Debtors, their estates or their properties.

          e. Treatment of the Existing Bond Indenture: As of the Effective Date, except to the extent provided otherwise in the Plan, all notes held by holders of Bond Claims, and all agreements, instruments and other documents evidencing the Existing Bonds and the rights of the holders of Bond Claims, will be automatically canceled, extinguished and void (all without further action by any person); all obligations of any person under those instruments and agreements will be fully and finally satisfied and released; and the obligations of the Debtors under those instruments and agreements will be discharged. On the Effective Date, except to the extent provided otherwise in the Plan, any indenture relating to any of the foregoing, including the Existing Bond Indenture, will be canceled, and the obligations of the Debtors thereunder, except for the obligation to indemnify the Indenture Trustee, will be discharged; however, the Existing Bond Indenture and other agreements that govern the rights of a holder of a claim that is administered by the Indenture Trustee, an agent or servicer will continue in effect solely for the purposes of (i) allowing the Indenture Trustee, agent or servicer to take any action necessary to effect the Plan, including making distributions to be made on account of the holders of Existing Bonds under the Plan and (ii) permitting the Indenture Trustee, agent or servicer to maintain any rights or liens it may have for reasonable fees, costs and expenses under the Exiting Bond Indenture. Upon payment in full of the reasonable fees and expenses of the Indenture Trustee, the rights of the Indenture Trustee will terminate.

     4. EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS

          a. Impaired Classes to Vote: Each impaired class of claims and interests will be entitled to vote separately to accept or reject the Plan. A holder of a Disputed Claim (as defined in Section VI.F.5.c. below) that has not been temporarily allowed for purposes of voting on the Plan may vote that claim in an amount equal to the portion, if any, of the claim shown as fixed, liquidated and undisputed in the Debtors' Schedules.

          b. Acceptance by Class of Creditors: A class will have accepted the Plan if the Plan is accepted by at least two-thirds in amount and more than one-half in number of the allowed claims or interests of the class actually voting on the Plan.

          c. Cramdown: If any impaired class fails to accept the Plan in accordance with Section 1129(a) of the Bankruptcy Code, the Debtors reserve the right to request the Bankruptcy Court to confirm the Plan in accordance with the provisions of Section 1129(b) of the Bankruptcy Code.

     5. PROVISIONS FOR RESOLUTION AND TREATMENT OF PREFERENCES, FRAUDULENT CONVEYANCES AND DISPUTED CLAIMS

          a. Preferences and Fraudulent Conveyances: Under the Plan, pursuant to
     Section 1123(b)(3) of the Bankruptcy Code, the Reorganized Debtors will retain, with the exclusive right to enforce in their sole discretion, any and all causes of action of the Debtors, including all causes of action that the Debtors own under Section 541 of the Bankruptcy Code or similar state laws or that may exist under Sections 510, 544 through 550 and 553 of the Bankruptcy Code or under similar state laws. Because the Debtors have been balance sheet solvent at all times during the year leading up to the Petition Date, the Debtors do not expect to bring any preference or fraudulent conveyance causes of action.

          b. Objections to Claims: The Debtors will have the sole authority to object and contest the allowance of any claims filed with the Bankruptcy Court within 90 days after the Effective Date. Claims listed as disputed, contingent or unliquidated on the Debtors' Schedules are considered contested claims, except claims otherwise treated by the Plan or previously allowed or disallowed by final order of the Bankruptcy Court.

          c. Disputed Claims Reserve: The distributions reserved for the holders of Disputed Claims will be held in trust by the Debtors for the benefit of the holders of Disputed Claims pursuant to the Plan (the "Disputed Claims Reserve"). The Disputed Claims Reserve will be held in trust by the Debtors for the benefit of the holders of Disputed Claims (pending a determination of the Disputed Claims). A "Disputed Claim" is a claim against a Debtor (i) as to which an objection has been filed on or before the deadline for objecting to a claim by the Debtors or any party in interest and which objection has not been withdrawn or resolved by entry of a final order of the Bankruptcy Court, (ii) that has been asserted in an amount greater than that listed in the Debtors' Schedules as liquidated and not disputed or contingent, or (iii) that the Debtors' Schedules list as contingent, unliquidated or disputed. When a Disputed Claim becomes an allowed claim, the distributions allowed for the allowed claim will be released from the Disputed Claims Reserve and delivered to the holder of the allowed claim. If a Disputed Claim is disallowed, the distributions provided for the Claim will be released to the Reorganized Debtors for use in their business operations.

          d. Unclaimed Distributions: Distributions to be made under the Plan to claimants holding allowed claims will be made by the Reorganized Debtors by first class, United States mail, postage prepaid to (i) the latest mailing address set forth in a proof of claim filed with the Bankruptcy Court by or on behalf of the claimant or (ii) if a proof of claim has not been timely filed, the mailing address set forth in the Debtors' Schedules filed by the Debtors. The Reorganized Debtors will not be required to make any other effort to locate or ascertain the address of the holder of any claim.

          The Debtors have included in the Plan a provision requiring the Bondholder Depositary and the Shareholder Depositary who are charged with making distributions to the holders of Existing Bonds and holders of Existing Common Stock, respectively, to advise the Reorganized Debtors from time to time of the identity of the persons who are entitled to unclaimed distributions in respect of the Existing Bonds or Existing Common Stock. Based on that advice, the Reorganized Debtors will publish, on the second, third and fourth anniversaries of the Effective Date, lists of persons, including holders of Existing Bonds and holders of Existing Common Stock who are entitled to unclaimed distributions.

          If any person entitled to receive a distribution from the Reorganized Debtors under the Plan does not come forward to collect a distribution, it will be retained by the Reorganized Debtors in the Disputed Claims Reserve for the benefit of that person. If a person communicates with the Reorganized Debtor within five years of the Effective Date, the distribution net of any applicable federal and state taxes, will be paid or distributed to that person, without interest. If a person does not communicate with the Reorganized Debtors within five years of the Effective Date, that person's distribution and any interest thereon will become the property of the Reorganized Debtors, and the affected claimant will have no further rights against the Debtors or the Reorganized Debtors.

     6. CLAIMS BELONGING TO THE ESTATE AND DISCHARGE OF CLAIMS AGAINST THE
        DEBTORS

          a. Causes of Action: All claims recoverable under Section 550 of the Bankruptcy Code, including all claims owned by the Debtors pursuant to
     Section 541 of the Bankruptcy Code or similar state laws, all claims against third parties on account of any indebtedness, and all other claims owed to or in favor of the Debtors, to the extent not specifically compromised and released pursuant to the Plan or an agreement referred to and incorporated in the Plan, will be preserved and retained for enforcement by the Reorganized Debtors after the Effective Date.

          b. Legally Binding Effect; Discharge of Claims and Interests: The provisions of the Plan will (i) bind all creditors and equity interest holders, whether or not they accept the Plan, and (ii) discharge the Debtors from all debts that arose before the Petition Date. In addition, the distributions of cash and securities provided for under the Plan will be in exchange for and in complete satisfaction, discharge and release of all claims against and interests in the Debtors or any of its assets or properties, including any claim or interest accruing after the Petition Date and before the Effective Date. On and after the

     Effective Date, all holders of impaired claims and interests will be precluded from asserting any claim against the Reorganized Debtors or its assets or properties based on any transaction or other activity that occurred before the Petition Date. The distributions provided for creditors and equity interest holders will not be subject to any claim by another creditor or equity interest holder by reason of an assertion of a contractual right of subordination.

     7. RETENTION OF JURISDICTION

          a. Jurisdiction: Until this Chapter 11 case is closed, the Bankruptcy Court will retain such jurisdiction as is legally permissible, including jurisdiction necessary to insure that the purpose and intent of the Plan are carried out and to hear and determine all claims that could have been brought before the entry of the Confirmation Order. The Bankruptcy Court will retain jurisdiction to hear and determine all claims against the Debtors and to enforce all causes of action that may exist on behalf of the Debtors. Nothing contained in the Plan will prevent the Reorganized Debtors from taking such action as may be necessary in the enforcement of any cause of action that may exist on behalf of the Debtors and that may not have been enforced or prosecuted by the Debtors.

          b. Examination of Claims: After the Confirmation Date, the Bankruptcy Court will further retain jurisdiction to decide disputes concerning the classification and allowance of the claim of any creditor and the re-examination of claims that have been allowed for the purposes of voting, and to determine such objections as may be filed to creditors' claims. The failure by the Debtors to object to, or to examine, any claim for the purposes of voting, will not be deemed a waiver of the right of the Debtors or the Reorganized Debtors to object to, or to re-examine, the claim, in whole or in part.

          c. Determination of Disputes: The Bankruptcy Court also will retain jurisdiction after the Confirmation Date to determine all questions and disputes regarding title to the assets of the Debtors' estate, disputes concerning the allowance of claims, and all causes of action, controversies, disputes or conflicts, whether or not subject to any pending action as of the Confirmation Date, for the Reorganized Debtors to recover assets pursuant to the provisions of the Bankruptcy Code.

          d. Additional Purposes: The Bankruptcy Court will retain jurisdiction for the following additional purposes after the Effective Date:

             (i) to modify the Plan after confirmation pursuant to the Bankruptcy Rules and the Bankruptcy Code;

             (ii) to assure the performance by the Reorganized Debtors of their obligations to make distributions under the Plan and to issue New Common Stock under the Plan;

             (iii) to enforce and interpret the terms and conditions of the Plan;

             (iv) to adjudicate matters arising in these bankruptcy cases, including matters relating to the formulation and consummation of the Plan;

             (v) to enter such orders, including injunctions, as are necessary to enforce the title, rights and powers of the Reorganized Debtors and to impose such limitations, restrictions, terms and conditions on title, rights and powers as the Bankruptcy Court may deem necessary;

             (vi) to enter an order terminating these Chapter 11 cases;

             (vii) to correct any defect, cure any omission or reconcile any inconsistency in the Plan or the order of confirmation as may be necessary to carry out the purposes and intent of the Plan;

             (viii) to allow applications for fees and expenses pursuant to
        Section 503(b) of the Bankruptcy Code; and

             (ix) to decide issues concerning federal tax reporting and withholding that arise in connection with the confirmation or consummation of the Plan.

     8. DEFAULT UNDER THE PLAN

          a. Asserting Default: If the Debtors default under the provisions of the Plan (as opposed to default under the documentation executed in implementing the terms of the Plan, which documents will provide independent bases for relief), any creditor or party in interest desiring to assert the default may provide the Debtors with written notice of the alleged default.

          b. Curing Default: The Debtors will have 20 days from receipt of the written notice in which to cure an alleged default. The notice must be delivered by United States certified mail, postage prepaid, return receipt requested, addressed to the president of the Reorganized Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240, and to counsel for the Debtors, Michael W. Anglin, Fulbright & Jaworski L.L.P., 2200 Ross Avenue, Suite 2800, Dallas, Texas 75201. If the default is not cured, any creditor or party in interest may file with the Bankruptcy Court and serve on counsel for the Debtors a motion to compel compliance with the applicable provision of the Plan. The Bankruptcy Court, on finding a material default, will issue such orders as are appropriate compelling compliance with the pertinent provisions of the Plan.

     9. MISCELLANEOUS PROVISIONS

          a. Termination of Committees: On the Effective Date, all committees in the Debtors' Chapter 11 case will be terminated except to the extent needed to participate in any appeals related to the Plan.

          b. Compliance with Tax Requirements: In connection with the Plan, the Debtors will comply with all withholding and reporting requirements imposed by federal, state and local taxing authorities, and distributions under the Plan will be subject to those withholding and reporting requirements.

          c. Amendment of the Plan: The Plan may be amended by the Debtors before or after the Effective Date as provided in Section 1127 of the Bankruptcy Code.

          d. Revocation of the Plan: The Debtors have reserved the right to revoke and withdraw the Plan at any time before the Confirmation Date.

          e. Effect of Withdrawal or Revocation: If the Debtors revoke or withdraw the Plan before the Confirmation Date, or if the Confirmation Date or the Effective Date does not occur, then the Plan will be null and void. In that event, nothing contained in the Plan or in this Disclosure Statement will be deemed to constitute a waiver or release of any claims by or against the Debtors or any other person, or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.

          f. Due Authorization By Creditors: Each creditor who elects to participate in the distributions provided for in the Plan warrants that the creditor is authorized to accept in consideration of the claim against the Debtors the distributions provided for in the Plan and that there are no outstanding commitments, agreements or understandings, express or implied, that may or can in any way defeat or modify the rights conveyed or obligations undertaken by the creditor under the Plan.

          g. Filing of Additional Documentation: On or before the Effective Date, the Debtors will file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effect and further evidence the terms and conditions of the Plan.

          h. Implementation: The Debtors are authorized to take all necessary steps and perform all necessary acts to consummate the terms and conditions of the Plan.

          i. Ratification: The Confirmation Order will ratify all transactions effected by the Debtors during the pendency of the Chapter 11 case.

          j. Limitation of Liability in Connection with the Plan, Disclosure Statement and Related Documents and Related Indemnity:

             (i) The Plan Participants (as defined below) will neither have nor incur any liability to any entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, confirmation or consummation of the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document created or entered into, or any other act taken or omitted to be taken in connection with the Plan, the Disclosure Statement or the Confirmation Order, including solicitation of acceptances of the Plan; however, the provisions of this
        Section VI.F.9.j.i will have no effect on the liability of any Plan Participant that would otherwise result from any such act or omission to the extent that such act or omission is determined in a final order to have constituted gross negligence or willful misconduct. "Plan Participants" means the Debtors, the Reorganized Debtors, committees of creditors and members thereof, the Indenture Trustee under the Existing Bond Indenture and directors, officers, employees and advising professionals of all of the preceding.

             (ii) On and after the Effective Date, the Reorganized Parent Company will indemnify each Plan Participant, hold each Plan Participant harmless from, and reimburse each Plan Participant for, any and all losses, costs, expenses (including attorneys' fees and expenses), liabilities and damages sustained by a Plan Participant arising from any liability described in this Section VI.F.9.j.

G. RELATED DOCUMENTS

     The Debtors have reached an agreement with respect to the general terms of a number of documents to be executed to consummate the transactions described in the Plan. It is anticipated that the final terms and forms of those documents will be negotiated and agreed to by March 1, 2000. These documents include:

     - Promissory Note to be issued to holders of allowed Priority Tax Claims

     - Credit Agreement

     - Standby Loan Agreement

     - Amended and restated employment agreements

     - Amended and restated articles of incorporation of Coho Energy, Inc.

     - Amended and restated bylaws of Coho Energy, Inc.

     - Registration rights agreement

     - Shareholders' agreement

Forms of these documents will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of any of these documents to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240, Attention: Ms. Anne Marie O'Gorman.

                                      VII.

                            FEASIBILITY OF THE PLAN

THE FORECASTED FINANCIAL RESULTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY UNCERTAIN AND, THOUGH CONSIDERED REASONABLE BY THE DEBTORS, ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE FORECASTED RESULTS WILL BE REALIZED AND THAT ACTUAL RESULTS WILL NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN FORECASTED. THE DEBTORS MAY REVISE THESE ESTIMATES AND ASSUMPTIONS AT OR BEFORE THE CONFIRMATION HEARING ON THE PLAN.

A. BUSINESS PLAN, PROJECTIONS AND FEASIBILITY

     General. As a condition to confirmation of the Plan, Section 1129 of the Bankruptcy Code requires that the Bankruptcy Court determine that confirmation is not likely to be followed by the liquidation or need for further financial reorganization of the Debtors. In connection with the development of the Plan, the Debtors believe that they will have the ability to meet future obligations under the Plan with sufficient liquidity and that they will have sufficient capital resources to carry out their business strategy.

     In this regard, the Debtors have prepared certain estimates and projections of their financial position, results of operations, cash flow and certain other items (the "Projections") for each of the two twelve-month periods following the Effective Date. The Debtors have also prepared an analysis reflecting that confirmation of the Plan provides a more attractive recovery for holders of claims and equity interests than would a liquidation of the Debtors' assets under Chapter 7 of the Bankruptcy Code. This financial information reflects the Debtors' judgment as to the information that is significant under the circumstances. The assumptions that the Company believes to be material are summarized below.

     1. PROJECTED FINANCING TRANSACTIONS

     The Projections anticipate that the following financing transactions will be consummated on the Effective Date of the Plan:

          a. All amounts currently outstanding under the Existing Bank Group Loan Agreement, including accrued interest will be paid.

          b. The Reorganized Parent Company will issue up to 346,153,846 shares of New Common Stock and raise up to $90 million by means of the Rights Offering or the Private Placement.

          c. To the extent that the Rights Offering or Private Placement yield less than $90 million, the Reorganized Parent Company will borrow up to $70 million under the Standby Loan. If $70 million is borrowed under the Standby Loan, the Standby Lenders will receive 104,200,340 shares of New Common Stock representing 14% of the fully diluted New Common Stock.

          d. The $150 million (face value) of the Existing Bonds currently outstanding, and $12 million in pre-petition accrued interest on the Existing Bonds will be converted into equity in the Reorganized Parent Company in the form of approximately 614,484,288 shares of New Common Stock.

          e. Priority tax claims will receive five-year promissory notes bearing interest at a rate of 6% per annum.

          f. General unsecured creditors will receive full cash payment payable in four quarterly installments during the year following the Effective Date.

     2. SUFFICIENT FUNDS TO CONSUMMATE THE PLAN

     The Debtors will have sufficient cash on the Effective Date to consummate the Plan. See the balance sheets and related notes in Section VII.D. below for an illustration of the sufficiency of funds under the Plan.

     3. PROJECTED OPERATING RESULTS

     The Projections were not prepared with a view toward compliance with public disclosure guidelines of the SEC or the American Institute of Certified Public Accountants ("AICPA") regarding prospective reporting or generally accepted accounting principles ("GAAP"). Arthur Andersen LLP, the Parent Company's independent auditors, has neither examined, reviewed nor compiled the Projections and, consequently, does not express an opinion or any other form of assurance with respect to them. The Parent Company believes, however, that the Projections are presented on a basis consistent with GAAP as applied to the Parent Company's historical financial statements, including adjustments as required and an approximation of the impact of Statement of Financial Accounting Standards ("FAS") 109, "Accounting for Income Taxes." The Projections make numerous assumptions with respect to industry conditions, the price of crude oil and natural gas, general business and economic conditions, taxes and other matters, many of which are beyond the Parent Company's control. Many of the assumptions used in the Projections are not derived from historical results and are subject to significant economic and competitive uncertainties. The Parent Company believes that all of the assumptions used in the Projections are reasonable; however, the Projections and assumptions are not necessarily indicative of current values or future performance, which may be significantly less favorable or more favorable than as set forth below. Although the Projections represent the Parent Company's best estimate of its future financial position, results of operations and cash flows for which the Parent Company believes it had a reasonable basis as of the time of the preparation of the Projections, after giving effect to the Plan, the Projections are only estimates and actual results may vary considerably from the Projections. HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS.

     The Parent Company does not generally publish or make available to the public projections or forecasts of its anticipated financial position, results of operations or cash flow. Accordingly, the Parent Company does not anticipate that it will, and disclaims any obligations to, furnish updated Projections to holders of claims or equity interests before the Effective Date, or to include any projections, forecasts or updates in documents required to be filed with the SEC, or otherwise make such information public in the future (other than as required by applicable securities laws). The Projections should not be relied on for any purpose other than in considering whether to accept or reject the Plan. The Projections should also be read together with information contained in the Quarterly Reports and the consolidated financial statements of the Parent Company and related notes included in the Annual Report.

     The consummation of the Plan is the primary objective of the Debtors. The Plan sets forth the means for satisfying claims, including liabilities subject to compromise, and equity interests in the Reorganized Parent Company. The Plan will result in, among other things, material dilution of existing security holders as a result of the issuance of equity securities pursuant to the Rights Offering or the Private Placement and to the holders of allowed Bond Claims and the Standby Lenders. The consummation of the Plan will require approval of the Bankruptcy Court.

     At this time, it is not possible to predict the outcome of the bankruptcy proceedings, in general, or the effect on the business of the Debtors or on the interest of creditors or shareholders. As a result of the bankruptcy filing, all of the Debtors' liabilities, including certain secured debt, are subject to compromise and have been classified as short-term obligations.

     In the ordinary course of business, the Parent Company makes substantial capital expenditures for the exploration and development of oil and natural gas reserves. Historically, the Parent Company has financed its capital expenditures, debt service and working capital requirements with cash flow from operations, public offerings of equity, public offerings of debt, asset sales, a senior credit facility and other financing. Cash flow from operations is highly sensitive to the prices the Parent Company receives for its oil and natural gas. An extended decline in oil and gas prices could result in less than anticipated cash flow from operations and reductions in planned capital spending in the current year and in later years, which could have an adverse effect on the Parent Company.

     Management's plans are to continue to incur capital expenditures with the goal of increasing crude oil and natural gas production and reserves. The ability to incur capital expenditures through confirmation of the Plan is subject to the approval and ongoing supervision of the Bankruptcy Court. There is no assurance that adequate funds can be obtained on a timely basis or that the Bankruptcy Court will approve those expenditures during that period.

     4. PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Parent Company and its subsidiaries after elimination of all intercompany transactions and balances.

     5. ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     6. OIL AND GAS PROPERTIES

     The Parent Company follows the full cost method of accounting for oil and gas properties. Under this method, all productive and non-productive exploration, development and acquisition costs incurred for the purpose of finding oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work; delay rentals; drilling, completing and equipping oil and gas wells; and internal costs directly attributable to property acquisition, exploration and development activities. No gains or losses are recognized on the sale or other disposition of oil and gas properties, except in unusually significant transactions.

     Depreciation, depletion and amortization of oil and gas properties are computed on a composite unit-of-production method based on estimated proved reserves. All costs associated with evaluated oil and gas properties, including an estimate of future development, restoration, dismantlement and abandonment costs, are included in the computation base. The Parent Company evaluates all unevaluated oil and gas properties on a quarterly basis to determine if any impairment has occurred or if the property has been otherwise evaluated. If a property has been evaluated, or there is determined to be impairment, costs related to the particular unevaluated properties are reclassified as an evaluated oil and gas property, and thus subject to amortization if there are proved reserves associated with the related cost center. Otherwise, such impairment will be recognized in the period in which it occurs.

     Under the SEC's full cost accounting rules, the Parent Company reviews the carrying value of its oil and gas property each quarter. Under full cost accounting rules, capitalized costs of oil and gas properties, net of deferred tax reserves, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of this rule generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a permanent write-down of capitalized costs if the "ceiling" is exceeded, even if the prices declined for only a short period of time.

     During the year ended December 31, 1998 and the nine months ended September 30, 1999, the Parent Company recognized non-cash impairments of recorded oil and gas assets of $188 million and $5.4 million, respectively, pursuant to these "ceiling test" provisions.

     Substantially all of the Parent Company's producing oil and gas properties are located in Mississippi and Oklahoma.

     7. DEFERRED FINANCING COSTS

     Deferred financing costs are amortized over the terms of the related debt. Unamortized deferred financing costs were $5.8 million and $5.2 million as of December 31, 1998 and September 30, 1999, respectively. The Plan contemplates that the credit facility under the Existing Bond Group Claim will be replaced by a new credit facility and that the Existing Bonds will be exchanged for New Common Stock. Consequently, the Projections contemplate the write-off of these unamortized deferred financing costs.

     8. OPERATING FORECAST

     The significant operating assumptions used in forecasting the operating results included in the Projections for the periods presented are as follows:

          a. Confirmation of the Plan is effective as of March 31, 2000.

          b. Forecasted oil and gas production for the two years following confirmation is comprised of (i) estimated future production as reflected in the Parent Company's July 1, 1999 reserve report for proved developed producing reserves and (ii) new production derived from the Parent Company's capital expenditure programs, as specifically selected from identified projects currently scheduled.

          c. Revenue projections for all forecasted periods reflect the application of oil and natural gas pricing assumptions more conservative than current strip prices as of December 15, 1999 for oil and natural gas as quoted on the NYMEX, through 2001, adjusted by appropriate historical regional basis differentials. The assumption for crude oil and natural gas is a flat NYMEX price of $18.00 and $2.50, respectively.

                Regional basis differentials are applied to the NYMEX benchmark to derive realized pricing for oil and gas for each of the Company's two regions. The differentials represent a current average, by region, for the Company. The differentials are as follows:

                                                  MISSISSIPPI   OKLAHOMA
                                                  -----------   --------
Oil.............................................     $4.50*      $1.35
Gas.............................................     $0.10       $0.10

           --------------------------

           * The oil differential for Mississippi is expected to decline over time to $3.00 as capital is spent on projects that produce light sweet crude.

           The Parent Company intends to enter into a hedge for 8,000 barrels of oil per day for the two-year period. The forecast estimates a swap price for the hedge of $19.75.

          d. Lease operating costs and production taxes are projected to be slightly lower than historical levels for proved reserves, and include incremental costs projected to be incurred when new proved reserves are brought to production. For future drilling from existing infrastructure (i.e., specified projects), incremental costs will be minimal. Estimated expenses to be added on newly productive properties were based on historical data for comparable producing properties.

          e. Depletion, depreciation and amortization ("DD&A") expenses are calculated pursuant to the guidelines and requirements of the full cost method of accounting for oil and gas properties. The DD&A rates per barrel used are assumed to be recalculated annually, based on recorded historical costs and estimated quantities of proved reserves associated with proved properties. DD&A expense does not anticipate any ceiling test write-down for the periods presented.

          f. General and administrative expenses are forecasted to initially be substantially comparable to current trends and reflect the reduction in staff contemplated on the Effective Date.

          g. Reorganization expenses reflected represent estimated legal fees, financial advisory fees, consultant fees and other costs that will be incurred through confirmation of the Plan.

          h. Interest expense for the periods presented is calculated based on the assumptions that the financing transactions contemplated by the Plan are consummated and that the Existing Bonds are converted to New Common Stock at the Effective Date. The assumed interest rate for the Credit Facility is 9%. The assumed interest rate for the Standby Loan is 15% because the Actual Price assumed does not exceed $15 per barrel of oil equivalent.

          i. Income tax expense for years one and two is estimated at the Parent Company's effective tax rate. The Parent Company's net operating loss carryforward position, the Parent Company's high tax basis in its assets and deductions derived from the Debtors' future capital programs result in minimal cash taxes actually being paid for those periods and no deferred tax expense due to the use of net operating loss carry forwards for which valuation allowances were provided in historical periods pursuant to FAS 109, "Accounting for Income Taxes".

          j. The Parent Company's business plan includes capital expenditures of $49.2 million and $61.1 million for year one and year two, respectively.

     The primary source of funding for these annual capital programs is internally generated cash flow. Limited additional funds required in years one and two are available under the Credit Facility. Under the Rights Offering or Private Placement Version, the Reorganized Parent Company borrows an additional $6 million under the Credit Facility in the first 12-month period following the Effective Date ("Year 1") and repays $12 million in the second 12-month period following the Effective Date ("Year 2"). Under the Standby Loan Version, the Reorganized Parent Company borrows $9 million under the Credit Facility and increases borrowings under the Standby Loan by $10.5 million (due to the paid-in-kind interest) in Year 1, and borrows an additional $3 million under the Credit Facility in Year 2.

     The majority of the capital projects scheduled by the Debtors over the two-year forecast period are discretionary in nature. The Debtors could choose to significantly reduce future capital spending and use internally generated cash flow for the repayment of debt obligations. If the Debtors were to choose to reduce capital spending and reduce debt, a significantly different production profile and future cash flow profile would result.

     The business plan assumes that future finding and development costs will vary by project. All capital expenditures are based on specifically identified projects already existing in the Parent Company's asset base.

     Under SEC rules, the Parent Company is required to disclose in its Annual Report on Form 10-K its proved oil and gas reserves, including quantities and the present value of estimated net revenue discounted at 10% in accordance with SEC guidelines. This reserve information is prepared by the Parent Company and reviewed by independent experts. The Parent Company is in the process of completing its December 31, 1999 reserve report and will disclose the SEC-required reserve information as soon as practical. This reserve information will be available before the Confirmation Hearing begins on March 15, 2000.

     Based on the Parent Company's knowledge of its draft December 31, 1999 reserve information, the Company does not believe that this reserve information will materially change the projections the Debtors have included in this Disclosure Statement.

     A summary of the forecasted results of operations for the two twelve-month periods following the Effective Date is presented below in two different versions: (a) The Rights Offering or Private Placement Version assumes the Plan is approved and the Parent Company successfully issues $90 million in New Common Stock pursuant to the Rights Offering or the Private Placement; (b) the Standby Loan Version assumes the Plan is approved, no shares are issued under the Rights Offering or the Private Placement, and the Company borrows $70 million under the Standby Loan.

     9. LIQUIDITY AND CAPITAL RESOURCES

     The Projections contemplate the consummation of the Credit Agreement and Standby Loan Agreement. Key assumptions regarding prospective liquidity, capital resources and capital reinvestment philosophy for the Reorganized Parent Company, as incorporated in the Projections, are presented below.

        a. The Reorganized Parent Company will emerge from Chapter 11 with approximately $6.5 million and $6.3 million in working capital on March 31, 2000, with approximately $4.3 million and $4.1 million in cash on hand under the Rights Offering or Private Placement Version and the Standby Loan Version, respectively. The Reorganized Parent Company will also have an estimated $38.0 million and $19.0 million available under the Credit Facility based on a $210 borrowing base on the Effective Date under the Rights Offering or Private Placement Version and the Standby Loan Version, respectively.

        b. The Reorganized Parent Company will have the $250 million Credit Facility with an initial borrowing base set at $210 million, $10 million of which must remain undrawn and available on the Effective Date. Initial borrowings are projected to be $172.0 million and $191.0 million under the Rights Offering or Private Placement Version and the Standby Loan Version, respectively. The Reorganized Parent Company will maintain a minimum cash balance in the future, with excess funds being used to reduce borrowings outstanding under the Credit Facility. The Credit Facility will mature three years after the Effective Date. The Projections contemplate that the Reorganized Parent Company will pay in full the remaining amounts outstanding on that date with a revised Credit Facility.

        c. The Reorganized Parent Company's sale of $90 million in New Common Stock is projected to occur on the Effective Date, with a portion of the proceeds to be used to repay prepetition amounts outstanding under the Existing Bank Group Loan Agreement under the Rights Offering or Private Placement Version. The Reorganized Parent Company borrowings of $70 million is projected to occur on the Effective Date, with a portion of the proceeds to be used to repay prepetition amounts outstanding under the Existing Bank Group Loan Agreement under the Standby Loan Version.

        d. The Projections contemplate that the Reorganized Parent Company will operate, including making projected capital expenditures, using its internally generated cash flow and periodic borrowing under the Credit Facility.

        e. The Reorganized Parent Company's capital expenditures for all post-confirmation periods may ultimately vary significantly due to a variety of factors, including drilling results, production performance, oil and gas prices, industry conditions and outlook and the availability of capital.

B. STATEMENTS OF OPERATIONS

     The following sets forth the Parent Company's projected results of operations for the two-year period, based on the assumptions set forth in "Operating Forecast" above.

1. RIGHTS OFFERING OR PRIVATE PLACEMENT VERSION

                                                                12 MONTHS ENDING
                                                                    MARCH 31
                                                              --------------------
                                                               YEAR 1      YEAR 2
                                                              --------    --------
PRODUCTION/PRICES
Production (daily barrels of oil equivalent)................    15,945      21,563
Average Sales Price
  Oil ($/barrel)............................................  $  18.00    $  18.00
  Gas ($/mcf)...............................................  $   2.50    $   2.50
FINANCIAL RESULTS (in thousands)
  Oil and Gas Revenue.......................................  $ 93,381    $128,016
                                                              --------    --------
  Lease Operating Expenses..................................    21,400      25,496
  Production Taxes..........................................     5,264       7,639
  Depletion, Depreciation & Amortization....................    21,825      29,514
  General and Administrative................................     5,500       5,500
  Reorganization Expenses...................................     1,400          --
                                                              --------    --------
     Operating Income.......................................    37,992      59,867
  Interest Expense/Other....................................   (17,917)    (17,647)
                                                              --------    --------
     Income before Tax......................................    20,075      42,220
  Income Tax Expense........................................        --          --
                                                              --------    --------
  Net Income................................................  $ 20,075    $ 42,220
                                                              ========    ========
  Basic Earnings per Common Share...........................  $   0.02    $   0.04
                                                              ========    ========
  Capital Expenditures (including internal capitalized
     costs).................................................  $ 49,157    $ 61,053
                                                              ========    ========

2. STANDBY LOAN VERSION

                                                               12 MONTHS ENDING
                                                                   MARCH 31
                                                              -------------------
                                                               YEAR 1     YEAR 2
                                                              --------   --------
PRODUCTION/PRICES
Production (daily barrels of oil equivalent)................    15,945     21,563
Average Sales Price
  Oil ($/barrel)............................................  $  18.00   $  18.00
  Gas ($/mcf)...............................................  $   2.50   $   2.50
FINANCIAL RESULTS (in thousands)
  Oil and Gas Revenue.......................................  $ 93,381   $128,016
                                                              --------   --------
  Lease Operating Expenses..................................  $ 21,400   $ 25,496
  Production Taxes..........................................     5,264      7,639
  Depletion, Depreciation & Amortization....................    21,825     29,514
  General and Administrative................................     5,500      5,500
  Reorganization Expenses...................................     1,400         --
                                                              --------   --------
     Operating Income.......................................    37,992     59,867
  Interest Expense/Other....................................   (34,757)   (36,084)
                                                              --------   --------
     Income before Tax......................................     3,235     23,783
  Income Tax Expense........................................        --         --
                                                              --------   --------
  Net Income................................................  $  3,235   $ 23,783
                                                              ========   ========
  Basic Earnings per Common Share...........................  $   0.00   $   0.03
                                                              ========   ========
  Capital Expenditures (including internal capitalized
     costs).................................................  $ 49,157   $ 61,053
                                                              ========   ========

C. CASH FLOW STATEMENTS

     The following sets forth the Parent Company's projected sources and uses of cash for the two-year period, based on the statements of operations presented in Section B above (in thousands):

1. RIGHTS OFFERING OR PRIVATE PLACEMENT VERSION

                                                              12 MONTHS ENDING MARCH 31
                                                              --------------------------
                                                                YEAR 1          YEAR 2
                                                              ----------      ----------
Beginning Cash..............................................   $  4,317        $  4,317
Sources of Funds:
Net Income..................................................     20,075          42,220
Adjustments to reconcile net income to cash:
  Depletion, Depreciation & Amortization....................     21,825          29,514
  Amortization of debt issue costs..........................      2,167           2,167
Changes in Working Capital..................................        142             204
                                                               --------        --------
Cash Provided by Operations.................................     44,209          74,105
Net Borrowings on Credit Facility...........................      6,000              --
                                                               --------        --------
          Total Sources of Funds............................     50,209          74,105
                                                               ========        ========
Uses of Funds:
  Capital Expenditures......................................    (49,157)        (61,053)
  Repayments on Promissory Notes............................     (1,052)         (1,052)
  Net Repayments on Credit Facility.........................         --         (12,000)
                                                               --------        --------
          Total Uses of Funds...............................    (50,209)        (74,105)
                                                               --------        --------
          Net change in cash................................         --              --
                                                               --------        --------
Ending Cash.................................................   $  4,317        $  4,317
                                                               ========        ========

2. STANDBY LOAN VERSION

                                                              12 MONTHS ENDING MARCH 31
                                                              --------------------------
                                                                YEAR 1          YEAR 2
                                                              ----------      ----------
Beginning Cash..............................................   $  4,117        $  4,117
Sources of Funds:
Net Income..................................................      3,235          23,783
Adjustments to reconcile net income to cash
  Depletion, Depreciation & Amortization....................     21,825          29,514
  Interest on Standby Loan Paid-In-Kind.....................     10,500              --
  Amortization of debt issue costs..........................      5,874           5,874
Changes in Working Capital..................................       (225)            (66)
                                                               --------        --------
Cash Provided by Operations.................................     41,209          59,105
Net Borrowings on Credit Facility...........................      9,000           3,000
                                                               --------        --------
          Total Sources of Funds............................     50,209          62,105
                                                               --------        --------
Uses of Funds:
  Capital Expenditures......................................    (49,157)        (61,053)
  Repayments on Promissory Notes............................     (1,052)         (1,052)
                                                               --------        --------
          Total Uses of Funds...............................    (50,209)        (62,105)
                                                               --------        --------
          Net change in cash................................         --              --
                                                               --------        --------
Ending Cash.................................................   $  4,117        $  4,117
                                                               ========        ========

D. PROJECTED BALANCE SHEETS

     The following sets forth the Parent Company's projected balance sheets as of the end of each year in the two-year period, based on the statements of operations presented in Section B above (in millions).

1. RIGHTS OFFERING OR PRIVATE PLACEMENT VERSION

                                                                                  PROJECTED
                                    FORECASTED           ADJUSTMENT FOR             AS OF
                                  BALANCE AS OF     REFINANCING TRANSACTIONS       3/31/00           12 MONTHS
                                 3/31/00 PRIOR TO        UNDER THE PLAN           AFTER THE         ENDING 3/31
                                  EFFECTIVENESS     ------------------------    EFFECTIVENESS   -------------------
                                  OF THE PLAN(1)      DEBIT         CREDIT       OF THE PLAN     YEAR 1     YEAR 2
                                 ----------------   ---------      ---------    -------------   --------   --------
ASSETS:

Cash...........................      $ 17,638       $253,050(2)    $266,371(3)    $  4,317      $  4,317   $  4,317
Accounts Receivable (net)......        10,700                                       10,700        12,060     15,235
Other Current Assets...........         1,761                           808(4)         953         1,153
                                     --------       --------       --------       --------      --------   --------
         Total Current
           Assets..............        30,099        253,050        267,179         15,970        17,430     20,705
Property, Plant and Equipment
  (net)........................       311,436                                      311,436       338,768    370,307
Other Assets...................         5,543          6,500(5)       5,231(6)       6,812         4,646      2,479
                                     --------       --------       --------       --------      --------   --------
         Total Assets..........      $347,078       $259,550       $272,410       $334,218      $360,844   $393,491
                                     ========       ========       ========       ========      ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Existing Bank Group Loan.......      $260,150       $260,150(7)                   $     --      $     --   $     --
Existing Bonds.................       161,094        161,094(8)                         --            --         --
Accounts Payable & Accrued
  Liabilities..................        14,192          4,737(9)                      9,455        11,058     14,537
                                     --------       --------       --------       --------      --------   --------
         Total Current
           Liabilities.........       435,436        425,981                         9,455        11,058     14,537
Credit Facility................            --             --        172,000(10)    172,000       178,000    166,000
Promissory Notes...............            --             --          4,208(11)      4,208         3,156      2,104
Deferred Taxes.................            --                                           --            --         --
Commitments and
  Contingencies................         3,700                                        3,700         3,700      3,700
Common Equity (Deficit)........       (92,058)        10,403(12)    247,316(13)    144,855       164,930    207,150
                                     --------       --------       --------       --------      --------   --------
         Total Liabilities and
           Shareholders'
           Equity..............      $347,078       $436,384       $423,524       $334,218      $360,844   $393,491
                                     ========       ========       ========       ========      ========   ========

2. STANDBY LOAN VERSION

                                                           ADJUSTMENT FOR                        12 MONTHS ENDING
                                       FORECASTED     REFINANCING TRANSACTIONS      PROJECTED          3/31
                                      BALANCE AS OF   -------------------------       AS OF     -------------------
                                       3/31/00(1)       DEBIT          CREDIT        3/31/00     YEAR 1     YEAR 2
                                      -------------   ----------     ----------     ---------   --------   --------
ASSETS:

Cash................................    $ 17,638       $251,850(2)    $265,371(3)   $  4,117    $  4,117   $  4,117
Accounts Receivable (net)...........      10,700                                      10,700      12,060     15,235
Other Current Assets................       1,761                           808(4)        953       1,053      1,153
                                        --------       --------       --------      --------    --------   --------
         Total Current Assets.......      30,099        251,850        266,179        15,770      17,230     20,505
Property, Plant and Equipment
  (net).............................     311,436                                     311,436     338,768    370,307
Other Assets........................       5,543         32,449(5)       5,231(6)     32,761      26,888     21,014
                                        --------       --------       --------      --------    --------   --------
         Total Assets...............    $347,078       $284,299       $271,410      $359,967    $382,886   $411,826
                                        ========       ========       ========      ========    ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Existing Bank Group Loan............    $260,150       $260,150(7)                  $     --    $     --   $     --
Existing Bonds......................     161,094        161,094(8)                        --          --         --
Accounts Payable & Accrued
  Liabilities.......................      14,192          4,737(9)                     9,455      10,691     13,900
                                        --------       --------       --------      --------    --------   --------
         Total Current
           Liabilities..............     435,436        425,981             --         9,455      10,691     13,900
Credit Facility.....................          --             --        191,000(10)   191,000     200,000    203,000
Standby Loan........................          --             --         70,000(11)    70,000      80,500     80,500
Promissory Notes....................          --             --          4,208(12)     4,208       3,156      2,104
Deferred Taxes......................          --                                          --          --         --
Commitments and Contingencies.......       3,700                                       3,700       3,700      3,700
Common Equity (Deficit).............     (92,058)         7,147(13)    180,809(14)    81,604      84,839    108,622
                                        --------       --------       --------      --------    --------   --------
         Total Liabilities and
           Shareholders' Equity.....    $347,078       $433,128       $446,017      $359,967    $382,886   $411,826
                                        ========       ========       ========      ========    ========   ========

3. NOTES TO PROJECTED BALANCE SHEETS

     a. Rights Offering or Private Placement

               (i)
            Based on the Debtors' September 30, 1999 unaudited financial statements and forecasted activity for the months of October 1999 through March 2000.

              (ii)
            Represents the proceeds from the following financing transactions on the Effective Date:

            (a) $90 million Rights Offering or Private Placement net of estimated offering costs of $2.5 million.

            (b) $172.0 million of borrowings under the Credit Facility net of estimated debt issue costs of $6.5 million.

             (iii)
            Represents the payment of the following amounts on the Effective
            Date:

            (a) $239.6 million repayment of borrowings outstanding under the
                Existing Bank Group Loan Agreement.

            (b) Payment of $20.6 million in pre- and post-petition accrued interest under the Existing Bank Group Loan Agreement and an estimated $2.2 million in administrative fees due under the Existing Bank Group Loan Agreement.

            (c) Payment of $1.5 million in administrative fees for the Debtors.

            (d) Payment of $1.5 million in estimated severance payments.

            (e) Payment of $1.0 million in fees related to the Standby Loan.

            (iv)
            Represents the use of prepayments made to attorneys and financial consultants before the petition date to satisfy administrative fees for the Debtors.

             (v)
            Represents the estimated debt issue costs associated with the Credit Facility.

            (vi)
            Represents the writeoff of unamortized deferred financing costs attributable to the Bond Claims and the Existing Bank Group Loan Agreement.

           (vii)
            Represents the repayment of borrowings outstanding under the Existing Bank Group Loan Agreement and the payment of the related pre- and post-petition accrued interest.

          (viii)
            Represents the conversion of the Existing Bonds, including prepetition accrued interest, into New Common Stock.

            (ix)
            Represents a $529,000 reduction in accrued liabilities for reorganization costs to be paid on the Effective Date and a $4.2 million reclassification of priority tax claims from current liabilities to long-term promissory notes.

             (x)
            Represents the establishment of the Credit Facility. The net proceeds of $87.5 million from the sale of the New Common Stock will be used to repay a portion of the amounts outstanding under the Existing Bank Group Loan Agreement, resulting in $172.0 million being drawn under the Credit Facility on the Effective Date.

            (xi)
            Represents the long-term portion of the five-year promissory notes issued in settlement of Priority Tax Claims.

           (xii)
            Represents the charge to earnings associated with:

            (a) $4.0 million of administrative fees associated with the bankruptcy cases for both the Debtors and the existing Bank
                Group.

            (b) The write-off of unamortized debt issue costs totaling $1.6 million attributable to the Existing Bank Group Loan Agreement.

            (c) $1.5 million of estimated severance payments.

            (d) The loss of $2.3 million on the conversion of the Existing Bonds into New Common Stock related to unamortized debt issue costs.

            (e) $1.0 million for the Break Up Fee related to the Standby Loan.

          (xiii)
            Represents the issuance of New Common Stock associated with:

            (a) The conversion of the Existing Bonds, including prepetition accrued interest, into 614,484,288 shares of the New Common Stock at an assumed fair market value of approximately $0.26 per share ($159.8 million).

            (b) The sale of up to $90 million in the Rights Offering or the
                Private Placement for 346,153,846 shares of New Common Stock at an assumed fair market value of approximately $0.26 per share ($87.5 million, net of offering costs).

     b. Standby Loan

             (i)
            Based on the Debtors' September 30, 1999 unaudited financial statements plus forecasted activity for the months of October 1999 through March 2000.

            (ii)
            Represents the proceeds from the following financing transactions on the Effective Date:

            (a) $70 million of borrowings under the Standby Loan net of estimated debt issue costs of $2.7 million.

            (b) $191.0 million of borrowings under the Credit Facility net of estimated debt issue costs of $6.5 million.

             (iii)
            Represents the payment of the following amounts on the Effective
            Date:

            (a) $239.6 million repayment of borrowings outstanding under the
                Existing Bank Group Loan Agreement.

            (b) Payment of $20.6 million in pre- and post-petition accrued interest under the Existing Bank Group Loan Agreement and an estimated $2.2 million in administrative fees due under the Existing Bank Group Loan Agreement.

            (c) Payment of $1.5 million in administrative fees for the Debtors.

            (d) Payment of $1.5 million in estimated severance payments.

              (iv)
            Represents the use of prepayments made to attorneys and financial consultants before the petition date to satisfy administrative fees for the Debtor.

               (v)
            Represents the estimated debt issue costs:

            (a) associated with the Credit Facility of $6.5 million.

            (b) associated with the Standby Loan of $2.7 million paid in cash.

            (c) $23.3 million associated with the 104,200,340 shares of New
                Common Stock at an assumed fair market value of approximately $0.22 per share issued to the Standby Lenders for the Standby Loan.

              (vi)
            Represents the write-off of unamortized deferred financing costs attributable to the Bond Claims and the Existing Bank Group Loan Agreement.

             (vii)
            Represents the repayment of borrowings outstanding under the Existing Bank Group Loan Agreement and the payment of the related pre- and post-petition accrued interest.

            (viii)
            Represents the conversion of the Existing Bonds, including prepetition accrued interest, into New Common Stock.

              (ix)
            Represents a $529,000 reduction in accrued liabilities for reorganization costs to be paid on the Effective Date and a $4.2 million reclassification of priority tax claims from current liabilities to long-term promissory notes.

               (x)
            Represents the establishment of the Credit Facility. The borrowings, net of debt issue costs, of $67.3 million under the Standby Loan will be used to repay a portion of the amounts outstanding under the Existing Bank Group Loan Agreement, resulting in $191.0 million being drawn under the Credit Facility on the Effective Date.

              (xi)
            Represents borrowings under the Standby Loan on the Effective Date.

             (xii)
            Represents the long-term portion of the five-year promissory notes issued in settlement of Priority Tax Claims.

            (xiii)
            Represents the charge to earnings associated with:

            (a) $4.0 million of administrative fees associated with the bankruptcy cases, for both the Debtors and the existing Bank Group.

            (b) The write-off of unamortized debt issue costs totaling $1.6 million under the Existing Bank Group Loan Agreement.

            (c) $1.5 million of estimated severance payments.

             (xiv)
            Represents the issuance of New Common Stock associated with:

            (a) the conversion of the Existing Bonds, including prepetition accrued interest, into 614,484,288 shares of the New Common Stock at an assumed fair market value of $0.22 per share ($137.4 million) and the related recognition of a gain on extinguishment of debt of $20.1 million because the net book value of the debt exceeded the assumed fair value of shares issued.

            (b) $23.3 million associated with the 104,200,340 shares of New
                Common Stock at an assumed fair market value of $0.22 per share issued to the Standby Lenders for the Standby Loan.

E. EFFECTS OF PENDING LITIGATION

     On the Petition Date, the Debtors were parties to pending litigation as described below.

     1. HICKS MUSE LAWSUIT

     The Parent Company is the plaintiff in a lawsuit styled Coho Energy, Inc.
v. Hicks, Muse, et al., which was filed in the District Court of Dallas County, Texas, 68th Judicial District (the "Hicks Muse Lawsuit"). The Hicks Muse Lawsuit has been removed to the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, where it currently is pending.

     The Hicks Muse Lawsuit alleges, among other things, that Hicks Muse reneged on a commitment to inject $250 million dollars of equity capital into the Parent Company, which would have given Hicks Muse control of the Parent Company through the purchase of 41,666,666 shares of newly issued common stock at $6 per share.

     The Hicks Muse Lawsuit further alleges that Hicks Muse waited until after the shareholders of the Parent Company approved the commitment, then reneged on the commitment at the last minute to renegotiate the price down to $4 per share to increase the number of shares that Hicks Muse would have received for the $250 million. The Hicks Muse Lawsuit also alleges that, thereafter, Hicks Muse reneged on the new commitment to purchase stock. The Hicks Muse Lawsuit seeks damages against Hicks Muse in excess of $500,000,000. This description is only a general description of the Hicks Muse Lawsuit and should not be relied on as conclusively stating all the alleged facts, claims or circumstances surrounding the lawsuit. The Debtors are not able to evaluate the recovery they might receive in the lawsuit and its outcome is contingent on trial or settlement.

     2. "NORM" LAWSUITS

     Coho Resources, Inc., is a defendant in a number of individual law suits in Mississippi (the "NORM Lawsuits") which allege environmental damage to property and personal injury in connection with drilling operations of the company and its predecessors in Lincoln County, Mississippi (the "Brookhaven Field"). The cause of the alleged damage is portrayed by plaintiffs as "naturally occurring radioactive materials" ("NORM") resulting from petroleum mining operations. Coho's predecessors on the Brookhaven Field were Florabama Associates, Ltd. ("Florabama"), and Chevron Corp. or Chevron USA. Inc. ("Chevron"). Coho is vigorously defending against these claims. Florabama and Chevron allege claims for indemnification for any liability they may have to the Brookhaven Field plaintiffs (the "Plaintiffs"), including claims for monetary and punitive damages, as well as clean-up costs associated with the properties. The Plaintiffs, Florabama and Chevron have filed proofs of claim in these bankruptcy cases. The Debtors have objected to these claims and have requested that they be disallowed. The Debtors also have requested that these claims be estimated pursuant to Section 502 of the Bankruptcy Code. A status conference regarding this objection is scheduled for February 16, 2000. The claims of Chevron are "unliquidated" (except for a contingent claim in the amount of $2,349,275, which is subject to a pending appeal) and cannot be quantified at this time for purposes of assessing the objective feasibility of the Plan. The Florabama claim is asserted at $3,671,953.33. The claim of the Plaintiffs is alleged to be in the combined amount of $250,000,000. While the allowance of the claims in those amounts would render the Plan infeasible, the Debtors believe that these claims will be resolved or estimated in connection with the bankruptcy cases at a level no greater than what can be paid out of the Debtors' cash flow under the terms of the Plan after the Effective Date. Accordingly, these claims and any related claims do not, in the Debtors' view, render the Plan infeasible.

     3. STRATTON LAWSUIT

     The "Stratton Lawsuit" in Oklahoma involves three wells operated by Chesapeake Operating Inc. ("Chesapeake"). Debtor Coho Oil & Gas, Inc. maintains a partial working interest ownership in one well of 2.766927%. Coho Oil & Gas, Inc. has no interest in a second well, AULD No. 1-34, but is alleged to be liable for actions taken by Chesapeake at that well. The Stratton Lawsuit arises out of alleged property damage and possible bodily injury from drilling operations in and before February 1997. The Debtors believe that any liability attributed to them in the Stratton Lawsuit is covered by insurance and therefore will not affect the feasibility of the Plan. Alternatively, the Debtors do not believe they are liable for the claims asserted in the Stratton Lawsuit. Accordingly, these claims do not, in the Debtors' view, render the Plan infeasible.

     4. OTHER CASES

     Currently, a number of other state court cases are pending against the Debtors. The Debtors believe that any liabilities attributed to them in these cases are covered by insurance and therefore, will not effect the feasibility of the Plan.

     5. INSURANCE COVERAGE DISPUTES WITH UNITED NATIONAL INSURANCE COMPANY INVOLVING PENDING LITIGATION

     The Debtors have notified United National Insurance Company ("United National") of those claims asserted against them in the NORM Lawsuit and the Stratton Lawsuit. United National has submitted detailed reservations of rights letters to the Debtors, outlining the grounds upon which coverage will not or may not be available for the claims included in these lawsuits. United National has also informed the Debtors about limitations to potential coverage, including applicable deductibles chargeable to the Debtors. If coverage is pursued by the Debtors, the disputed coverage issues raised by these lawsuits may require judicial resolution through declaratory judgment litigation.

     a. THE NORM LAWSUITS (Brookhaven Fields)

          United National has informed representatives of the Debtors that United National reserves its rights to decline coverage on grounds that the Debtors had not adequately disclosed the pending prior suits, including the NORM litigation, during the underwriting process before the issuance of the United National insurance policies.

          The Debtors have conducted certain operations at particular locations within the Brookhaven Field since mid-1995. The primary claims in the NORM Lawsuits arise out of radioactive waste material and alleged contamination of drinking water aquifers in and around the Brookhaven Field. Operations at the Brookhaven Field date back into the 1940's.

     b. THE STRATTON LAWSUIT

          United National maintains that an Extended Insured Endorsement in its policies operate to limit potential coverage for claims in the Stratton Lawsuit (if any coverage exists) to the proportionate percentage of the Debtors' ownership interest applied to the total amount of the Stratton claims.

     c. UNITED NATIONAL POLICIES

          United National has issued two primary liability policies and two umbrella liability policies in effect from June 5, 1998 through June 5, 1999, and June 5, 1999 through June 5, 2000, respectively, subject to various deductibles and limits.

          There are two basic coverage parts in the policies, commercial general liability and energy industries pollution liability, both of which are modified by various endorsements included in the policies. The energy industries pollution liability form is issued on a claims made basis.

     d. GENERAL LIABILITY COVERAGE ISSUES

          United National has informed the Debtors of its position that potential coverage is not available for the claims in the NORM Lawsuit and the Stratton Lawsuit under the general liability provisions of the policies. In particular, United National has informed the Debtors that the lawsuits do not seek damages because of "bodily injury" and "personal injury" defined in the policies, although the suits include claims for "property damage". United National has also advised that the lawsuits may be seeking recovery for damage occurring prior to the issuance of the United National policies. United National has also informed the Debtors that the policy exclusions would preclude potential coverage under the general liability provisions, including, but not limited to, pollution exclusions, health hazard exclusions, and exclusions applicable to liability arising from waste disposal sites owned, operated or used by an insured. Other general liability policy provisions, exclusions and coverage positions have been outlined and reserved by United National.

     e. ENERGY INDUSTRIES POLLUTION LIABILITY COVERAGE ISSUES

          United National has also informed the Debtors of its position that the claims in the NORM Lawsuit and the Stratton Lawsuit also may not be subject to potential coverage under the energy industries pollution liability provisions. United National has informed the Debtors that United National reserves its rights to decline potential coverage under the energy industries pollution liability provisions of the policies. Grounds to avoid coverage include the fact that certain lawsuits do not include allegations of a pollution incident, that any pollution incidents may not have commenced before the policy retroactive date, that property damage to waste facilities is excluded, and that bodily injury or property damage arising out of a pollution incident which results from a deliberate failure to comply with applicable statutes or regulations is excluded from potential coverage. Other energy industries pollution liability provisions, exclusions and coverage positions have been outlined and reserved by United National.

     f.COVERAGE POSITIONS APPLICABLE TO BOTH GENERAL LIABILITY AND ENERGY
       INDUSTRIES POLLUTION LIABILITY PROVISIONS

          United National has also informed the Debtors of its position that the claims in the NORM Lawsuit and Stratton Lawsuit also may not be subject to potential coverage under both the general liability and the energy industries pollution liability provisions based on one or more exclusions or other grounds applicable to both coverage forms, including damage expected or intended from the standpoint of the insured, or damage which the insured is obligated to pay by reason of the assumption of liability in a contract or agreement; liability arising out of the actual, alleged or threatened properties of any "radioactive material"; and any loss, cost or expense arising out of any request, demand or order to respond to or assess the effects or presence of radioactive material; and property damage or personal injury arising from known damages or an occurrence or offense known to any insured before the inception of the policies. Other policy provisions, exclusions and coverage positions applicable to both coverage forms have been outlined and reserved by United National.

          United National also has maintained (i) that its policies do not extend potential coverage to punitive damages sought in the lawsuits, (ii) that there is a per occurrence deductible applicable to pollution claims in the amount of $50,000-per-occurrence and (iii) that each lawsuit is subject to a minimum of one $50,000-per-occurrence pollution deductible for which the Debtors would be liable prior to policy proceeds attaching.

     The Debtors believe that there is no merit to United National's various positions described above and reserve all rights with respect to these policies and United National's conduct in connection therewith.

F. UNASSERTED CAUSES OF ACTION

     The Debtors have an unasserted claim against Texaco Exploration and Production, Inc. regarding imbalances in gas volume from wells in which the Debtors have an interest.

     The Official Equity Committee contends that causes of action may exist against one or more of the Debtors' management team as it existed on the Petition Date. The Debtors contend there is no merit in such claims.

     The Debtors believe that they have been damaged as a result of the actions of certain members of the Official Equity Committee, including communications by those members on the internet. The Official Equity Committee contends there is no merit in those claims.

                                     VIII.

           ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

     The Debtors believe that the Plan affords holders of claims and equity interests the potential for the greatest realization on the Debtors' assets and, therefore, is in the best interests of those holders. If the Plan is not confirmed, however, the theoretical alternatives include: (1) continuation of the pending Chapter 11 cases; (2) alternative plans of reorganization; or (3) liquidation of the Debtors under Chapter 7 of the Bankruptcy Code.

A. CONTINUATION OF THE CASES

     If the Debtors remain in Chapter 11, they could continue to operate their businesses and manage their properties as debtors in possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code and to the stigma associated with bankruptcy proceedings.

B. ALTERNATIVE PLANS OF REORGANIZATION

     If the Plan is not confirmed, the Debtors, individually or collectively, or, subject to further determinations by the Bankruptcy Court as to extensions of exclusivity under the Bankruptcy Code, any other party in interest in the cases, could attempt to formulate and propose a different plan or plans. Those plans might involve either a reorganization and continuation of the Debtors' businesses, an orderly liquidation of their assets, or a combination of both. Exclusivity has been terminated as to the Bank Group, the Official Equity Committee and the Official Unsecured Creditors Committee. Both the Bank Group and the Official Equity Committee have expressed an interest in filing a competing plan of reorganization.

     The Debtors plan to continue their business operations after confirmation of the Plan. After a thorough review and analysis of this course of action, the Debtors have concluded that the Plan provides the holders of claims and equity interests with maximum value and the best possible recovery.

C. LIQUIDATION UNDER CHAPTER 7

     If no plan can be confirmed, the Debtors' Chapter 11 cases may be converted to cases under Chapter 7 of the Bankruptcy Code. In a Chapter 7 proceeding, a trustee or trustees would be elected or appointed to liquidate the assets of each Debtor. The proceeds of the liquidation would be distributed to the holders of claims against the Debtors in accordance with the priorities established by the Bankruptcy Code.

     Under Chapter 7, a secured creditor whose claim is fully secured would be entitled to full payment, including interest, from the proceeds of the sale of its collateral. Unless its claim is nonrecourse, a secured creditor whose collateral is insufficient to pay its claim in full would be entitled to assert an unsecured claim for the deficiency. Claims entitled to priority under the Bankruptcy Code would be paid in full before any distribution to general unsecured creditors. Funds, if any remain, after payment of secured claims and priority claims would be distributed pro rata to general unsecured creditors. If subordination agreements were to be enforced, senior unsecured claims would be paid in full before any distribution to subordinated creditors.

     The Debtors believe that liquidation under Chapter 7 would result in substantial diminution of the value of their estates because of additional administrative expenses involved in the appointment of trustees and attorneys, accountants and other professionals to assist the trustees; additional expenses and claims, some of which would be entitled to priority, that would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors' operations; and failure to realize the greater going concern value of the Debtors' assets. In particular, in a Chapter 7 scenario, it is likely, and presumed for purposes of this analysis, that the Debtors' operations would be ceased and a trustee would proceed with an orderly liquidation of each Debtors' assets.

     The Debtors believe that the value of all of the Debtors' assets, as a going concern, exceeds the claims against them. In the context of a Chapter 7 liquidation, the liquidation of the Debtors' assets would yield far less than the going concern value of the Debtors' assets. The Debtors believe that the liquidation of their assets, essentially all of which are subject to a first lien and security interest held by the Bank Group, would yield estimated proceeds of approximately $323 million. See SCHEDULE B1 Liquidation Value attached to this Disclosure Statement. As a result, the Debtors believe that the holders of claims and interests will receive more under the Plan than they would under a Chapter 7 liquidation. See SCHEDULE B2 Liquidation Analysis and SCHEDULE B3 Illustration of Liquidation Analysis attached to this Disclosure Statement.

     As of the Petition Date, the total amount of the claims held by the Bank Group, secured by essentially all assets of the Company, totaled in excess of $240 million. As a result, a Chapter 7 liquidation would result in any distributions to the holders of other claims or interests, of a value less than the value to be received by those holders of claims and equity interests under the Plan.

                                      IX.

                       VOTING PROCEDURES AND REQUIREMENTS

A. VOTING PROCEDURES AND REQUIREMENTS

     The Debtors are seeking the acceptance of the Plan by (1) holders of allowed Priority Tax Claims, (2) the Bank Group, (3) holders of the Existing Bonds, (4) holders of General Unsecured Claims and (5) the holders of the Existing Common Stock.

     A ballot or master ballot, as applicable, to be used to accept or reject the Plan has been enclosed with all copies of this Disclosure Statement mailed to holders of claims whose claims are impaired by provisions of the Plan, as follows:

CLASS                                                 COLOR OF BALLOT   COLOR OF MASTER BALLOT
-----                                                 ---------------   ----------------------
Priority Tax Claims.................................      Green               N/A
Bank Group Claims...................................     Yellow               N/A
Bond Claims.........................................   Bright Pink           Pink
General Unsecured Claims............................      Cream               N/A
Existing Common Stock...............................      Grey             Sky Blue

Accordingly, this Disclosure Statement (and the annexes, exhibit and schedules to this Disclosure Statement), together with the accompanying ballot and master ballot and the related materials delivered together with this Disclosure Statement, are being furnished to holders of (1) allowed Priority Tax Claims,
(2) Bank Group Claims, (3) Bond Claims, (4) General Unsecured Claims, and (5) Existing Common Stock, and may not be relied on or used for any purpose other than to determine whether or not to vote to accept or reject the Plan.

     Ballots or master ballots with respect to the Plan will be accepted by the Debtors until 4:00 p.m., Dallas time, on March 10, 2000 (the "Voting Deadline"). The Bankruptcy Court has directed that, to be counted for voting purposes, ballots for the acceptance or rejection of the Plan must be received no later than 4:00 p.m., Dallas time (5:00 p.m., New York City time) on March 10, 2000. Ballots should be mailed to the following addresses:

For creditors:
  Fulbright & Jaworski L.L.P.
  Attn: Michael W. Anglin
  2200 Ross Avenue, Suite 2800
  Dallas, Texas 75201
For shareholders:
  The Altman Group, Inc.
  60 East 42nd Street, Suite 1241
  New York, New York 10165

Except to the extent permitted by the Bankruptcy Court pursuant to Rule 3018 of the Bankruptcy Rules, ballots or master ballots that are received after the Voting Deadline will not be accepted or used by the Debtors in connection with the Debtors' request for confirmation of the Plan.

     Consistent with the provisions of Rule 3018 of the Bankruptcy Rules, the Bankruptcy Court has fixed the Voting Record Date (the close of business, Dallas time, on February 7, 2000) as the time and date for the determination of holders of record of claims and equity interests who are entitled to vote on the Plan. If the holder of record of any claim or equity interest is not also the beneficial owner of that claim or equity interest, the vote to accept or reject the Plan must be cast by the beneficial owner of the claim.

     In accordance with Rule 3017(e) of the Bankruptcy Rules, the Debtors have made provisions for the transmission of ballots to beneficial owners of the Existing Bonds and Existing Common Stock held through a brokerage firm, bank, trust company or other nominee. Special voting instructions for holders of Existing Bonds are set forth in Section IX.B. below.

     A commercial bank, trust company, brokerage firm or other nominee that is the registered holder of the Existing Bonds or Existing Common Stock for beneficial owner(s) will collect and tabulate the acceptances and rejections of the Plan on behalf of those beneficial owners by (1) distributing a copy of the Disclosure Statement and all appropriate ballots to the owner, (2) collecting all ballots, and (3) completing a master ballot compiling the acceptance and rejections and other information from the ballots collected and returning the master ballots as set forth below.

     Any beneficial owner holding Existing Common Stock in "street name" through a brokerage firm, bank, trust company or other nominee may accept or reject the Plan by following these instructions:

          1. Fill in all the applicable information on the ballot.

          2. Sign the ballot (unless the ballot has already been signed by the brokerage firm, bank, trust company, or other nominee).

          3. Return the ballot to your brokerage firm, bank, trust company or other nominee.

     Any ballot submitted by a brokerage firm, bank, trust company or other nominee will not be counted unless the nominee properly completes and delivers a corresponding master ballot.

     All votes to accept or reject the Plan must be cast by using the ballot or master ballot. Votes cast in any manner other than by using the ballot or master ballot will not be counted.

     After carefully reviewing this Disclosure Statement and its annexes, exhibit and schedules, please indicate your vote on the enclosed ballot or master ballot, and return it in the envelope provided. In voting for or against the Plan, please use only the ballot or master ballot sent to you with this Disclosure Statement (except as set forth below). Please complete and sign your ballot or master ballot in accordance with the instructions set forth on the ballot or master ballot.

     Any ballots or master ballots received that do not indicate either an acceptance or a rejection of the Plan or that indicate both an acceptance and rejection of the Plan will be deemed not to constitute a vote.

     Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawal of ballots or master ballots will be determined by the Debtors in their sole discretion, whose determination will be final and binding.

     This Disclosure Statement has been approved by order of the Bankruptcy Court, dated February 7, 2000 (the "Disclosure Statement Order"), as containing information of a kind and in sufficient detail to enable a hypothetical, reasonable person, typical of a holder of a claim or interest, to make an informed judgment whether to accept or reject the Plan. Approval of the Disclosure Statement by the Bankruptcy Court does not constitute a ruling as to the fairness or merits of the Plan.

     Pursuant to the Disclosure Statement Order, the Bankruptcy Court established the following voting procedures and presumptions in this Chapter 11 case. Under the order, the information pertaining to the number, amount and classification of a claim that will be used to tabulate acceptances and rejections of the Plan will be exclusively as follows:

          - Each ballot mailed to a holder of a claim will include a preprinted amount for the claim and a designation of the appropriate class for the claim as set forth in the Plan.

          - If no proof of claim has been filed, the amount of a claim set forth by the Debtors on the ballot will be equal to the amount listed, if any, in respect of the claim in the Debtors' Schedules to the extent the claim is not listed as contingent, unliquidated, undetermined or disputed, and the claims will be placed in the appropriate class, based on the Debtors' records and consistent with the Debtors' Schedules, the Claims Registry of the Clerk of the Bankruptcy Court, the registry of holders of Existing Bonds maintained by the Indenture Trustee and the registry of holders of Existing Common Stock maintained by the Debtors' transfer agent.

          - If a proof of claim has been filed, the amount of a claim set forth by the Debtors on the ballot will be equal to the amount listed on the proof of claim (or, if not ascertainable from the face of the proof of claim, one dollar for amount purposes), unless the Debtors disagree with the amount set forth on the proof of claim, in which case the amount set forth on the ballot will be the amount of the claim according to the Debtors' books and records.

          - The holder must indicate on the ballot the amount of the holder's claim and timely return the ballot. The ballot will be counted, for voting purposes, in the amount indicated by the holder unless objected to by the Debtors before the Confirmation Hearing. If the amount of a claim for voting purposes is disputed, the dispute will be determined by the Bankruptcy Court at or before the Confirmation Hearing.

          - A ballot relating to a claim that is the subject of an objection filed pursuant to Rule 3007 of the Bankruptcy Rules before the Voting Deadline will be disallowed, for voting purposes, except to the extent and in the manner that the Debtors indicate in their objection the claim should be allowed for voting or other purposes, or as otherwise ordered by the Bankruptcy Court. The objection may be filed even if no claim has yet been filed, in which event the Debtors will object to the amount or classification of the claim set forth on the ballot.

          - If a claim has been estimated or otherwise allowed for voting purposes by order of the Bankruptcy Court, the amount and classification will be that set by the Bankruptcy Court.

          - In the event of a controversy (1) as to whether any claim or interest or class of claims or interests is impaired under the Plan, (2) as to whether the holder of any claim or interest is entitled to vote with respect to the Plan, or (3) regarding the allowed amount of any claim or interest for voting purposes, then the controversy will be determined by the Bankruptcy Court at the Confirmation Hearing.

     The Bankruptcy Court will hold a hearing on confirmation of the Plan, at which time the Bankruptcy Court will consider objections to confirmation, if any, commencing at 9:30 a.m. on March 15, 2000 in the United States Bankruptcy Court, 1100 Commerce Street, Room 12A24, Dallas, Texas 75242. The Confirmation Hearing may be adjourned from time to time without notice other than the announcement of an adjourned date at the Confirmation Hearing. Objections to confirmation of the Plan, if any, must be in writing and served and filed as described in this Disclosure Statement.

     FOR YOUR BALLOT OR MASTER BALLOT TO BE COUNTED, YOUR BALLOT OR MASTER BALLOT MUST BE COMPLETED AS SET FORTH ABOVE AND RECEIVED BY THE VOTING DEADLINE (4:00 P.M., DALLAS TIME, ON MARCH 10, 2000). BALLOTS AND MASTER BALLOTS SHOULD BE DELIVERED OR MAILED TO THE FOLLOWING ADDRESSES:

      FOR CREDITORS:
      FULBRIGHT & JAWORSKI L.L.P.
      ATTN.: MICHAEL W. ANGLIN
      2200 ROSS AVENUE, SUITE 2800
      DALLAS, TEXAS 75201
      FOR SHAREHOLDERS:
      THE ALTMAN GROUP, INC.
      60 EAST 42(ND) STREET, SUITE 1241
      NEW YORK, NEW YORK, 10165.

     THE FOREGOING IS A SUMMARY. THIS DISCLOSURE STATEMENT AND THE ANNEXES, SCHEDULES AND EXHIBIT TO THIS DISCLOSURE STATEMENT SHOULD BE READ IN THEIR ENTIRETY BY ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS IN DETERMINING WHETHER TO ACCEPT OR REJECT THE PLAN.

B. SPECIAL VOTING PROCEDURES FOR HOLDERS OF BOND CLAIMS

     The record date for determining which holders of Bond Claims are entitled to vote on the Plan is the Voting Record Date. The Indenture Trustee will not vote on behalf of the holders of Bond Claims. Holders of Bond Claims must submit their own ballots.

     1. Beneficial Holders

        (a) Any beneficial holder of a Bond Claim holding as a record holder in its own name should vote on the Plan by completing and signing the ballot and returning it directly to the Debtors' counsel, at the address to be used by creditors set forth in Section IX.A. above, on or before the Voting Deadline.

        (b) Any beneficial holder of a Bond Claim in "street name" through a nominee should vote on the Plan through the nominee by following these instructions.

             (i) Complete and sign the ballot.

             (ii) Return the ballot to your nominee as promptly as possible in sufficient time to allow the nominee to process the ballot and return it to the Debtors' counsel, at the address to be used by creditors set forth in Section IX.A. above, on or before the Voting Deadline.

     Any ballot returned to a nominee by a beneficial owner will not be counted for purposes of accepting or rejecting the Plan until the nominee properly completes and delivers to the Debtors' counsel a master ballot that reflects the vote of the beneficial holder.

     A beneficial holder holding Existing Bonds through more than one nominee may receive more than one ballot. Each of those beneficial holders should execute a separate ballot for each block of Existing Bonds that it holds through any nominee and return the ballot to the nominee that holds that block of Existing Bonds in record name.

     A beneficial holder holding a portion of the Existing Bonds through a nominee and another portion in its own name as the record holder should follow the procedures described above in (a) to vote the portion held in its own name and the procedures described in (b) above to vote the portion held by the nominee or nominees.

     2. Nominees

     Any entity (other than a beneficial owner) which is the registered holder of Existing Bonds should vote on behalf of the beneficial holder of the Existing Bonds by (a) immediately distributing a copy of this Disclosure Statement and accompanying material including the ballots to all beneficial holders for which it holds Existing Bonds, (b) promptly collecting all ballots from the beneficial holder, (c) compiling and validating the votes of all its beneficial holders on the master ballot, and (d) transmitting the master ballot to the Debtors' counsel, at the address set forth in Section IX.G. below, on or before the Voting Deadline.

     A nominee may also pre-validate a ballot by completing all the information to be entered on the ballot (the "Pre-Validated Ballot") and forwarding the Pre-Validated Ballot to the beneficial holder for voting. A proxy intermediary acting on behalf of a brokerage firm or bank may follow the procedures outlined in the preceding sentences to vote on behalf of a party.

C. PARTIES IN INTEREST ENTITLED TO VOTE

     Any holder of a claim against or equity interest in the Debtors whose claim or equity interest is impaired under the Plan and entitled to vote under Section
15.1 of the Plan, is entitled to vote to accept or reject the Plan if either (1) its claim or equity interest has been scheduled by the Debtors (and the claim or equity interest is not scheduled as disputed, contingent or unliquidated), or
(2) it has filed a proof of claim or proof of equity interest on or before December 27, 1999, the last date set by the Bankruptcy Court for those kinds of filings. If the Debtors file an objection with respect to a claim or equity interest that ballot will be counted in the amount declared by the Bankruptcy Court at or before the Confirmation Hearing. A vote may be disregarded if the Bankruptcy Court determines that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. IF YOU HAVE ANY QUESTIONS REGARDING THE PROCEDURES FOR VOTING ON THE PLAN, PLEASE CONTACT:

For creditors:  Fulbright & Jaworski L.L.P.   For shareholders:  The Altman Group, Inc.
                Attn: Michael W. Anglin                          60 East 42nd Street, Suite 1241
                2200 Ross Avenue, Suite 2800                     New York, New York 10165
                Dallas, Texas 75201                              (212) 681-9600
                (214) 855-8200 (facsimile)

D. DEFINITION OF IMPAIRMENT

     A class of claims or interests is impaired under a plan of reorganization unless, as set forth in section 1124 of the Bankruptcy Code, with respect to each claim or interest of the class:

     - the Plan leaves unaltered the legal, equitable, and contractual rights of the holder of the claim or interest; or

     - notwithstanding any contractual provisions or applicable laws that entitles the holder of a claim or interest to demand or receive accelerated payment of the claim or interest after the occurrence of a default, the Plan:

      -- cures any default that occurred before or after the commencement of the case other than a default of a kind specified in Section 365(b)(2) of the Bankruptcy Code;

      -- reinstates the maturity of the claim or interest as the maturity existed before the default;

      -- compensates the holder of the claim or interest for any damages incurred as a result of any reasonable reliance by the holder on those contractual provisions or applicable laws; and

      -- does not otherwise alter the legal, equitable or contractual rights to which the holder is entitled with respect to the claim or interest.

E. CLASSES IMPAIRED UNDER THE PLAN

     The following classes of claims and equity interests are impaired under the Plan, and holders of claims and equity interests in these classes are entitled to vote to accept or reject the Plan:

          Class 2 -- Allowed Priority Tax Claims
          Class 3 -- Allowed Bank Group Claims
          Class 5 -- Allowed Bond Claims
          Class 6 -- Allowed General Unsecured Claims
          Class 8 -- Holders of Existing Common Stock

F. VOTE REQUIRED FOR CLASS ACCEPTANCE

     The Bankruptcy Code defines acceptance of a plan by a class of claims as acceptance by holders of at least two-thirds in amount, and more than one-half in number, of the claims of that class that actually cast ballots for acceptance or rejection of the Plan. Thus, class acceptance occurs only if two-thirds in amount and a majority in number of the holders of claims voting cast their ballots in favor of acceptance.

G. VOTING AGENTS

     The Altman Group, Inc. has agreed to provide certain services as voting agent for the holders of Existing Common Stock. Michael W. Anglin, counsel for the Debtors, has agreed to provide certain services as voting agent for all other claimants. If you are a holder of Existing Common Stock and require assistance in voting, please contact The Altman Group, Inc. at 60 East 42nd Street, Suite 1241, New York, New York 10165, telephone number (212) 681-9600. All other claimants who require assistance in voting should contact Michael W. Anglin at Fulbright & Jaworski L.L.P., 2200 Ross Avenue, Suite 2800, Dallas, Texas 75201, or by faxing such inquiries to Michael W. Anglin at (214) 855-8200.

                                       X.

                            CONFIRMATION OF THE PLAN

A. CONFIRMATION HEARING

     Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of the Plan. By order of the Bankruptcy Court, the Confirmation Hearing on the Plan has been scheduled for March 15, 2000, at 10:00 a.m., Dallas time, in the United States Courthouse, 1100 Commerce Street, Room 12A24, Dallas, Texas 75242. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement made at the Confirmation Hearing or any adjournment thereof.

     Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan. Any objection to confirmation of the Plan must be made in writing and filed in the Bankruptcy Court and served upon the parties entitled to service, together with proof of service on or before March 10, 2000.

     Objections to confirmation of the Plan are governed by Rule 9014 of the Bankruptcy Rules. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

B. REQUIREMENTS FOR CONFIRMATION OF THE PLAN

     At the Confirmation Hearing, the Bankruptcy Court will determine whether the Bankruptcy Code's requirements for confirmation of the Plan have been satisfied. If the requirements are satisfied, the Bankruptcy Court will enter an order confirming the Plan. As set forth in Section 1129 of the Bankruptcy Code, these requirements are as follows:

     - The plan complies with the applicable provisions of the Bankruptcy Code.

     - The proponent of the plan complies with the applicable provisions of the Bankruptcy Code.

     - The plan has been proposed in good faith and not by any means forbidden by law.

     - Any payment made or to be made by the proponent, by the debtor, or by a person issuing securities or acquiring property under the plan, for services or for costs and expenses in or in connection with the case, or in connection with the plan and incident to the case, has been approved by, or is subject to the approval of, the court as reasonable.

     - The proponent of the plan has disclosed (1) the identity and affiliations of any individual proposed to serve, after confirmation of the plan, as a director, officer, or voting trustee of the debtor, an affiliate of the debtor participating in a joint plan with the debtor, or a successor to the debtor under the plan and the appointment to, or continuance in, the office of that individual, is consistent with the interests of creditors and equity security holders and with public policy, and (2) the identity of and the nature of any compensation for any insider that will be employed or retained by the reorganized debtor.

     - Any governmental regulatory commission with jurisdiction, after confirmation of the plan, over the rates of the debtor has approved any rate change provided for in the plan, or the rate change is expressly conditioned on that approval.

     - With respect to each impaired class of claims or interests:

      -- each holder of a claim or interest of the class (1) has accepted the plan; or (2) will receive or retain under the plan on account of the claim or interest property of a value, as of the effective date of the plan, that is not less than the amount that the holder would so receive or retain if the debtor were liquidated under Chapter 7 of the Bankruptcy Code on the effective date of the plan; or

      -- if Section 1111(b)(2) of the Bankruptcy Code applies to the claims of the class, the holder of a claim of the class will receive or retain under the plan on account of the claim property of a value, as of the effective date of the plan, that is not less than the value of the holder's interest in the estate's interest in the property that secures those claims.

     - With respect to each class of claims or interests:

      -- the class has accepted the plan; or

      -- the class is not impaired under the plan.

     - Except to the extent that the holder of a particular claim has agreed to a different treatment of the claim, the plan provides that:

      -- with respect to a claim of a kind specified in Section 507(a)(1) or 507(a)(2) of the Bankruptcy Code, on the effective date of the plan, the holder of the claim will receive on account of the claim cash equal to the allowed amount of the claim;

      -- with respect to a class of claims of a kind specified in Section
         507(a)(3), 507(a)(4), 507(a)(5), 507(a)(6) or 507(a)(7) of the
         Bankruptcy Code, each holder of a claim of the class will receive (1) if the class has accepted the plan, deferred cash payments of a value, as of the effective date of the plan, equal to the allowed amount of the claim; or (2) if the class has not accepted the plan, cash on the effective date of the plan equal to the allowed amount of the claim; and

      -- with respect to a claim of a kind specified in Section 507(a)(8) of the Bankruptcy Code, the holder of a claim will receive on account of the claim deferred cash payments, over a period not exceeding six years after the date of assessment of the claim, of a value, as of the effective date of the plan, equal to the allowed amount of the claim.

     - If a class of claims is impaired under the plan, at least one class of claims that is impaired has accepted the plan, determined without including any acceptance of the plan by any insider.

     - Confirmation of the plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtor or any successor to the debtor under the plan, unless the liquidation or reorganization is proposed in the plan.

     The Debtors believe that the Plan satisfies all of the statutory requirements of Chapter 11 of the Bankruptcy Code, that they have complied or will have complied with all of the requirements of Chapter 11, and that the proposal of the Plan is made in good faith.

     The Debtors believe that the holders of all claims and equity interests impaired under the Plan will receive payments or distributions under the Plan having a present value as of the Effective Date in amounts not less than the amounts that they would receive if the Debtors were liquidated in a case under Chapter 7 of the Bankruptcy Code. At the confirmation hearing, the Bankruptcy Court will determine whether holders of claims and equity interests would receive greater distributions under the Plan than they would receive in a liquidation under Chapter 7.

     The Debtors also believe that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors or any successor to the Debtors under the Plan. According to the Debtors' business projections, they will have sufficient earnings and cash flow from continuing operations with which to perform their obligations under the Plan, as well as to meet the ongoing financial needs of their businesses.

C. CRAMDOWN

     If any impaired class of claims or equity interests does not accept the Plan, the Bankruptcy Court may still confirm the Plan at the request of the Debtors if, as to each impaired class that has not accepted the Plan, the Plan "does not discriminate unfairly" and is "fair and equitable." A plan of reorganization does not discriminate unfairly within the meaning of the Bankruptcy Code if no class that does not accept the Plan receives less than is being received by a class of equal rank.

     "Fair and equitable" has different meanings with respect to the treatment of secured and unsecured claims. As set forth in Section 1129(b)(2) of the Bankruptcy Code, those meanings are as follows:

     1. SECURED CLAIMS

      - The plan provides that the holders of the claims retain the liens securing the claims, whether the property subject to the liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of the claims, and each holder of a claim of the class will receive on account of the claim deferred cash payments totaling at least the allowed amount of the claim, of a value, as of the effective date of the plan, of at least the value of the holder's interest in the estate's interest in the property;

      - The plan provides for the sale, subject to Section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims, free and clear of those liens, with those liens to attach to the proceeds of the sale, and the treatment of the liens on proceeds under the previous or following bullet point of this subparagraph; or

      - The plan provides for the realization by the holders of the indubitable equivalent of the claims.

     2. UNSECURED CLAIMS

      - The plan provides that each holder of a claim of the class receive or retain on account of the claim property of a value, as of the effective date of the plan, equal to the allowed amount of the claim; or

      - The holder of any claim or interest that is junior to the claims of the class will not receive or retain under the plan on account of the junior claim or interest any property.

     3. INTERESTS

      - The plan provides that each holder of an interest of the class receive or retain on account of the interest property of a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which the holder is entitled, any fixed redemption price to which the holder is entitled, or the value of the interest; or

      - The holder of any interest that is junior to the interests of the class will not receive or retain under the plan on account of the junior interest any property.

     If one or more classes of impaired claims and equity interests reject the Plan, the Bankruptcy Court will determine at the confirmation hearing whether the Plan is fair and equitable with respect to, and does not discriminate unfairly against, any rejecting impaired class of claims or equity interests.

     In the Debtors' view, the Plan is confirmable under Section 1129(b) of the Bankruptcy Code, if necessary.

                                      XI.

                          THE NEW DEBT AND SECURITIES

A. CREDIT FACILITY

     On the Effective Date, the Credit Agreement is to be entered into among the Reorganized Parent Company, Coho Resources, Inc., Coho Louisiana Production Company, Coho Exploration, Inc., Coho Oil & Gas, Inc. and Interstate Natural Gas Company, as borrowers (collectively, the "Borrowers"), Chase, as agent for the Lenders, and the Lenders. Under the terms of the Credit Agreement, the Lenders will advance up to $250 million to the Borrowers. The Credit Facility will limit advances to the amount of the borrowing base, which is anticipated to be set initially at $210 million, $10 million of which must remain undrawn and available on the Effective Date. The borrowing base will be the loan value to be assigned to the proved reserves attributable to the Reorganized Parent Company's oil and gas properties. The borrowing base will be subject to semiannual review based on reserve reports. The Initial Borrowing Base will be subject to Chase's review of the January 1, 2000 reserve report to be prepared by the Parent Company and audited by an independent petroleum engineering firm acceptable to the Lenders. The Initial Borrowing Base will be determined before the Confirmation Hearing.

     The Credit Facility will be subject to semiannual borrowing base redeterminations, each May 1 and November 1, and will be made in the sole discretion of the Lenders. The Reorganized Parent Company will deliver to the Lenders by April 1 and October 1 of each year a reserve report prepared as of the immediately preceding January 1 and July 1, respectively. The January 1 reserve report will be prepared internally by the Reorganized Parent Company and audited by an independent petroleum engineering firm, acceptable to Chase, and the July 1 reserve report will be prepared internally by the Reorganized Parent Company, in a form acceptable to Chase. Based in part on the reserve report, the Lenders will redetermine the borrowing base in their sole discretion. For an increase in the borrowing base, consent of 100% of the Lenders will be required. To maintain the borrowing base, or to reduce the borrowing base, consent of 75% of the Lenders of outstanding loans or, in the event that no loans are outstanding, the Lenders of 75% of the current loan commitments under the Credit Facility, will be required. The Reorganized Parent Company or Chase may request one additional borrowing base determination during any calendar year.

     Interest on advances under the Credit Facility will be payable on the earlier of (1) the expiration of any interest period under the Credit Facility or (2) quarterly, beginning with the first quarter after the Effective Date. Amounts outstanding under the Credit Agreement will accrue interest at the option of the Borrowers at (1) the Eurodollar Rate, plus an applicable margin or
(2) the Base Rate, plus an applicable margin. All outstanding advances under the Credit Facility are due and payable in full three years from the Effective Date.

     Outstanding advances under the Credit Facility will be secured by the Collateral. The rights and responsibilities of Chase, the Lenders and the Debtors will be governed by the Credit Agreement and the related documents, which will, in part, permit the Lenders to enforce their rights to the Collateral on the occurrence of an "event of default" (as defined in the Credit Agreement).

     The Credit Agreement will contain certain financial and other covenants including, (1) maintenance of minimum ratios of cash flow to interest expense (1.0 to 1.0) as of the end of the initial fiscal quarter to commence after the Effective Date, (2) restrictions on the payment of dividends and (3) limitations on the incurrence of additional indebtedness, the creation of liens and the incurrence of capital expenditures.

     Certain fees for the Lenders contained in the Chase Commitment Letter were approved by the Bankruptcy Court at a hearing on the fees held on January 27, 2000. These fees include an initial due diligence fee of $200,000. If the Lenders fund under the Credit Facility on the Effective Date, then they will be entitled to an additional aggregate $6.5 million of closing fees. All fees paid by the Parent Company in connection with the Credit Facility are non-refundable and are in addition to reimbursements to be paid for expenses incurred by Chase in connection with the preparation of the Credit Agreement.

     The Chase Commitment Letter provides that there are a number of conditions which must be met before the Lenders will be committed to fund the Credit Facility on the Effective Date, including: (1) agreement concerning definitive documents, (2) completion of economic due diligence and (3) approval by Chase of the Reorganized Parent Company's management team and capital structure. Chase and the Debtors will come to agreement on definitive documents in keeping with the terms of the Plan by March 1, 2000. When Chase indicates to the Debtors by the later of March 14, 2000 or the last business day immediately preceding the Confirmation Hearing, that all conditions have been met, the Lenders will be committed to fund on the Effective Date. If the Lenders fund on the Effective Date, they will be entitled to $6.5 million in closing fees.

     The form of the Credit Agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of Credit Agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman. Although the Debtors anticipate no conflicts among the description of the Credit Facility contained in this Disclosure Statement, the form of Credit Agreement filed with the Bankruptcy Court and the Credit Agreement and related documents ultimately executed by the Reorganized Debtors and the Lenders, to the extent that there is any conflict, the provisions of the ultimately executed Credit Agreement and related documents will prevail.

B. NEW COMMON STOCK

     The holders of the Existing Bonds will receive New Common Stock in exchange for allowed Bond Claims. The holders of Existing Common Stock will receive New Common Stock in exchange for their Existing Common Stock. Additional shares of the New Common Stock will be issued pursuant to the Rights Offering or the Private Placement. To the extent the Rights Offering or the Private Placement is not fully subscribed, the Standby Loan Notes will be issued in an amount to be determined by the Debtors and the Standby Lenders will receive New Common Stock pursuant to the terms of the Standby Loan Agreement. Of the 640,087,800 shares of New Common Stock to be issued and outstanding on the Effective Date, without giving effect to the Rights Offering, the Private Placement or any Standby Loan, the holders of the Existing Bonds will receive 614,484,288 shares and the holders of the Existing Common Stock will receive 25,603,512 shares. Because the Debtors cannot predict the degree of success of the Rights Offering or the Private Placement, the number of shares to be issued as of the Effective Date cannot be predicted. However, by way of illustration, if all of the shares offered in the Rights Offering or Private Placement are purchased and no amounts are borrowed under the Standby Loan, the holders of the Existing Bonds will receive 614,484,288 shares, the holders of Existing Common Stock will receive 25,603,512 shares and the Rights Offering or Private Placement purchasers will receive 346,153,846 shares. If 50% of the shares are purchased pursuant to the Rights Offering or the Private Placement and $45 million is borrowed under the Standby Loan, the holders of the Existing Bonds will receive 614,484,288 shares, the holders of the Existing Common Stock will receive 25,603,512 shares, the Rights Offering or Private Placement purchasers will receive 195,420,437 shares and the Standby Lenders will receive 82,632,683 shares. If no shares are purchased pursuant to the Rights Offering or the Private Placement and the Standby Loan is fully drawn, the holders of the Existing Bonds will receive 614,484,288 shares, the holders of the Existing Common Stock will receive 25,603,512 shares and the Standby Lenders will receive up to 14% of the fully diluted New Common Stock, which is a maximum of 104,200,340 shares.

     The New Common Stock will be transferable separately from the allowed Bond Claims and will have full voting rights and be freely tradeable in ordinary trading transactions or, in the case of any "affiliate" of the Reorganized Parent Company, have registration rights as set forth in the Registration Rights Agreement. The Registration Rights Agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of Registration Rights Agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

     Generally, the New Common Stock will carry the same rights as the Existing Common Stock, except that holders of the New Common Stock will not have cumulative voting rights. See "Description of Existing Debt and Equity -- Stock".

     The Plan contemplates the issuance of a substantial number of shares of the New Common Stock and rights to receive shares of the New Common Stock (pursuant to the Rights Offering). If the Plan is confirmed, the percentage of ownership of the Reorganized Parent Company's equity interests held by the current holders of the Existing Common Stock, and percentage of the total voting power with respect to that stock, will be reduced to 4%, without giving effect to (1) the Rights Offering or the Private Placement and (2) if applicable, the Standby Loan. Shares issued to holders of Existing Bonds and holders of Existing Common Stock will be diluted as a result of the issuance of the shares under the Rights Offering or Private Placement and the Standby Shares. See "Dilution" below for an illustration of the dilution of the New Common Stock.

     The shares of the New Common Stock issuable under the Rights Offering are expected to be issued as soon as practicable after the expiration of the Rights Offering. While the Parent Company has not currently formulated any plans to issue additional equity interests in the Reorganized Parent Company, it will have the right to do so, and any issuance of additional equity interests would affect relative percentages of ownerships contained in the table included under the caption "Overview of the Plan -- New Securities Table". In addition, that information will be affected to the extent that some, but not all, shares offered pursuant to the Rights Offering are purchased.

     The Parent Company intends to explore the possibility of listing the New Common Stock on Nasdaq or on one or more other national securities exchanges upon the Effective Date. In an effort to meet the requirements for listing on Nasdaq, the Reorganized Parent Company may decide to effect a reverse stock split. However, there can be no assurance that the Reorganized Parent Company will determine that it is feasible, practicable or advisable to list the New Common Stock or that, if an application is made, that the New Common Stock would be approved for listing. The inability of the Reorganized Parent Company to secure the listing of the New Common Stock or the decision not to list the New Common Stock will affect the liquidity and marketability of the New Common Stock. In addition, the large number of shares of the New Common Stock that will be outstanding upon confirmation of the Plan, combined with the shares issued pursuant to the Rights Offering or Private Placement, will likely (1) depress the prices at which some or all of the New Common Stock will trade for the foreseeable future, (2) limit the marketability of the New Common Stock and (3) adversely affect the ability of the Reorganized Parent Company to list the New Common Stock on Nasdaq or any other national securities exchange. Whether or not the New Common Stock is approved for listing on the Nasdaq or any other national securities exchange, the New Common Stock may trade in the over-the-counter market. Even if the New Common Stock is approved for listing on the Nasdaq or any other national securities exchange, there can be no assurance as to the price at which any shares of the New Common Stock may be traded when issued or that an established market for those securities will develop.

C. DILUTION

     Under the Plan, the shareholders of the Parent Company as of the Voting Record Date (the "Voting Record Date Shareholders") will receive 25,603,512 shares of the New Common Stock and the holders of Existing Bonds (the "Bondholder Group") will receive 614,484,288 shares of the New Common Stock (although certain of the holders of Existing Bonds may also receive additional shares, as described below). Before taking into account shares issued under the Rights Offering, the Private Placement or the Standby Loan, the Bondholder Group will receive 96%, and the Voting Record Date Shareholders will receive 4%, of the total number of outstanding shares of the Reorganized Parent Company. THESE PERCENTAGES ARE SUBJECT TO DILUTION PURSUANT TO SOME FEATURES OF THE PLAN, AS DISCUSSED BELOW.

     Under the Rights Offering, each Rights Offering Record Holder also will be given the opportunity to purchase additional New Common Stock at an initial purchase price of $0.26 per share. For each share of Existing Common Stock held as of the Rights Offering Record Date, a Rights Offering Record Holder will have the right to buy initially 13.519 shares of New Common Stock. To the extent the Rights Offering Record Holders do not purchase their allocable portion of these offered shares, those Rights Offering Record Holders who do purchase their allocable portion of the offered shares may elect to purchase any number of additional shares of the New Common Stock, up to the maximum number of shares offered under the Rights Offering, for $0.26 per share. To the extent some shares of the New Common Stock were allocated for purchase by the Rights Offering Record Holders but were not purchased by them, those unsubscribed shares will be distributed to the fully subscribed Rights Offering Record Holders who have elected to purchase the unsubscribed shares on a pro rata basis. To the extent any shares offered under the Rights Offering are not purchased by the Rights Offering Record Holders (including those accepting their original allocation amount and those purchasing shares under the second tier over-allocation process), the Parent Company may offer those remaining shares to other parties at $0.26 per share.

     The Rights Offering will be made by means of a prospectus that, in preliminary form, is part of a registration statement filed with the SEC. The Rights Offering prospectus will be mailed to the Rights Offering Record Holders as soon as practicable after the registration becomes effective under SEC regulations. If the registration statement has not become effective by a point in time sufficiently soon to permit the Parent Company to mail the prospectuses and to give the Rights Offering Record Holders enough time to respond to the Rights Offering, the Parent Company will terminate the Rights Offering, withdraw the registration statement and instead endeavor to sell the shares of New Common Stock that would have otherwise been offered under the Rights Offering to third parties in the Private Placement.

     The total number of shares to be offered under the Rights Offering or the Private Placement is 346,153,846; if all of these shares are sold under the Rights Offering, then, before taking into account the Standby Shares and other shares to be issued under the Standby Loan, the Voting Record Date Shareholders and the Rights Offering Record Holders will receive a total of 371,757,358 shares of the New Common Stock, constituting 37.7% of the total number of shares outstanding, and the Bondholder Group will receive 614,484,288 shares of the New Common Stock, constituting 62.3% of the total number of shares outstanding.

     The Parent Company does not know whether it will be able to sell all of the shares offered under the Rights Offering or the Private Placement. To the extent that the Parent Company does not sell all of those shares, the Debtors will borrow funds in an amount to be determined by the Debtors under the Standby Loan. This is the feature of the Plan that the Debtors believe assures feasibility, because, even if the Rights Offering or the Private Placement is not successful, the Debtors have been assured of being able to obtain at least $70,000,000 under the Standby Loan commitment.

     Under the terms of the Standby Loan, the Reorganized Parent Company must issue to the Standby Lenders a number of shares sufficient to give the Standby Lenders a certain percentage of the total outstanding shares of the New Common Stock as of the Effective Date. If $70,000,000 is borrowed, that percentage will be 14%. This percentage will be adjusted ratably according to the amount actually borrowed under the Standby Loan; if no amount is borrowed, no shares will be issued to the Standby Lenders.

     Also under the terms of the Standby Loan, any shares issued to the Standby Lenders will dilute the percentage ownership (but not the actual number of shares) issued to the Bondholder Group and the Voting Record Date Shareholders in exchange for their shares of the Existing Common Stock. However, shares issued to the Standby Lenders may not dilute the percentage ownership issued to the Rights Offering Record Holders or other third parties for shares purchased under the Rights Offering or the Private Placement. To assure that these results are achieved, the Reorganized Parent Company will issue additional shares of the New Common Stock to the purchasers under the Rights Offering or the Private Placement sufficient to assure those purchasers that they will maintain their relative percentage ownership interests before taking into account the Standby Shares -- i.e., so that their pre-Standby Loan percentage of shares will be the same as their post-Standby Loan percentage of shares. This "gross-up" feature will have the effect of further diluting the percentage ownership interests represented by shares issued to the Voting Record Date Shareholders in exchange for their Existing Common Stock and of the Bondholder Group in exchange for their claims. It will also have the effect of reducing the per-share purchase price under the Rights Offering or the Private

Placement because the "gross-up" feature will not require those purchasing shares under the Rights Offering or the Private Placement to make any additional payments for the additional gross-up shares.

     Because the number of shares that will be purchased under the Rights Offering or the Private Placement cannot be predicted, it is not possible to state accurately the relative percentage ownership interests that ultimately will be held by the Voting Record Date Shareholders who elect not to participate in the Rights Offering, the Bondholder Group, the purchasers under the Rights Offering or the Private Placement and the Standby Lenders. However, for illustrative purposes, the following table indicates what those percentages would be under certain assumptions.

                                                                      ASSUMING 50% OF
                                                                       THE SHARES OF       ASSUMING NO SHARES
                                                                     NEW COMMON STOCK         OF NEW COMMON
                                                                   OFFERED IN THE RIGHTS   STOCK ARE PURCHASED
                                            ASSUMING ALL SHARES       OFFERING OR THE       UNDER THE RIGHTS
                                               OF NEW COMMON         PRIVATE PLACEMENT       OFFERING OR THE
                                           STOCK OFFERED IN THE      ARE PURCHASED AND      PRIVATE PLACEMENT
                                            RIGHTS OFFERING OR        $45 MILLION IS       AND $70 MILLION IS
                                           THE PRIVATE PLACEMENT    BORROWED UNDER THE     BORROWED UNDER THE
                                               ARE PURCHASED           STANDBY LOAN           STANDBY LOAN
                                           ---------------------   ---------------------   -------------------
Voting Record Date Shareholders (solely
  in exchange for their shares of the
  Existing Common Stock).................           2.6%                    2.8%                   3.4%
Bondholder Group.........................          62.3%                   66.9%                  82.6%
Rights Offering or Private Placement
  Purchasers.............................          35.1%                   21.3%                    N/A
Standby Lenders..........................            N/A                    9.0%                    14%

D. COMPARISON OF OLD AND NEW ARTICLES OF INCORPORATION

     The Amended and Restated Articles of Incorporation of the Reorganized Parent Company will contain some provisions affecting shareholders that are different than the provisions under the Parent Company's existing Articles of Incorporation. These differences are described under the caption "The
Plan -- Other Provisions of the Plan -- Overview of Reorganized Debtors".

E. PROCEDURES FOR EXCHANGING EXISTING BONDS FOR NEW COMMON STOCK

     The Indenture Trustee under the Existing Bond Indenture will serve as the depositary agent for the Reorganized Debtors with respect to the holders of the Existing Bonds (the "Bondholder Depositary"). On the Effective Date, holders of Existing Bonds on the Voting Record Date will receive their pro rata shares of the equity securities, upon surrender of Existing Bonds and delivery of a letter of transmittal to the Bondholder Depositary. The method of delivery of the Existing Bonds and other documents to the Bondholder Depositary is at the election and risk of the holders of the Existing Bonds, but if such delivery is by mail, it is recommended that the holders use properly insured, registered mail, with return receipt requested. The letters of transmittal and the Existing Bonds should be sent to the Bondholder Depositary and should not be sent to the Debtors. Existing Bonds and other documents should be delivered or mailed to:
HSBC Bank USA, Attn: Issuer Services, 140 Broadway, 12th Floor, New York, New York 10005-1180.

     If the new securities are to be issued in a name other than that of the record holder of the Existing Bonds, the Existing Bonds submitted must be properly endorsed to the person who is to receive the certificates representing the new securities or accompanied by appropriate bond powers, properly executed by the person whose name appears on the Existing Bonds. In either such case, the signature on the letter of transmittal and the endorsement on the Existing Bonds must be guaranteed by a guarantor that is a member of a "Signature Guarantee Program" recognized by the Bondholder Depositary, i.e., the Securities Transfer Agents Medallion Program ("STAMP"), Stock Exchanges Medallion Program ("SEMP") or New York Stock Exchanges Medallion Signature Program ("MSP") (an "Eligible Institution").

     Beneficial holders of Existing Bonds should not complete letters of transmittal unless they (1) obtain and include with the letter of transmittal the Existing Bonds either properly endorsed or accompanied by a properly completed bond power from the record holders or (2) effect a record transfer of the Existing Bonds from the record holder to the name of the beneficial owner before the tender of the letter of transmittal.

     All questions as to validity, form, or eligibility of the tendered Existing Bonds will be resolved by the Bankruptcy Court. Neither the Reorganized Debtors nor the Bondholder Depositary will be under any duty to give notification of defects in such tenders, or will incur liabilities for failure to give notification of such defects. Any Existing Bonds received by the Bondholder Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Bondholder Depositary to the appropriate tendering holder as soon as practicable.

     The Reorganized Debtors will issue shares of New Common Stock to holders of allowed Bond Claims as of the Voting Record Date by distributing those shares to the Bondholder Depositary on the distribution date. As soon as practicable after the Bondholder Depositary receives the debt instruments of a Bonds Claim holder in accordance with the Plan, the Bondholder Depositary will issue and distribute that holder's pro rata portion of the New Common Stock being issued in their capacities as holders of Existing Bonds. The Existing Bond Indenture will continue in effect to the extent necessary to allow the Indenture Trustee to receive the cash and New Common Stock on behalf of the holders of the Existing Bonds and make distributions pursuant to the Plan on account of the Bond Claims as agent for the Reorganized Debtors. The Indenture Trustee providing services related to distributions to the holders of allowed Bond Claims will receive, from the Reorganized Debtors, reasonable compensation for those services upon the presentation of invoices to the Reorganized Debtors and will be indemnified by the Reorganized Debtors for all acts taken hereunder. These payments will be made on terms agreed to with the Reorganized Debtors.

     No fractional shares of New Common Stock will be issued. Fractional shares will be rounded to the next greater or next lower number of shares as follows:
(1) fractions of 1/2 or greater will be rounded to the next greater whole number, and (2) fractions of less than 1/2 will be rounded to the next lesser whole number.

F. PROCEDURES FOR EXCHANGING EXISTING COMMON STOCK FOR NEW COMMON STOCK

     Chase Mellon Shareholder Services L.L.C. and Montreal Trust Company of Canada, transfer agents for the Parent Company, will serve as the depositary agents for the Reorganized Parent Company with respect to the holders of Existing Common Stock (each a "Shareholder Depositary"). On the Effective Date, holders of record of Existing Common Stock on the Voting Record Date will receive their shares of the New Common Stock, upon surrender of certificates of Existing Common Stock and delivery of a letter of transmittal to a Shareholder Depositary. The holders of the Existing Common Stock must deliver those certificates, together with the letter of transmittal, properly completed and executed by the holder of record of the Existing Common Stock, and any other documents required by the letter of transmittal. The method of delivery of the Existing Common Stock certificates and other documents to either Shareholder Depositary is at the election and risk of the holders of the Existing Common Stock, but if such delivery is by mail, it is recommended that the holders use properly insured, registered mail, with return receipt requested. The letters of transmittal and the Existing Common Stock certificates should be sent a Shareholder Depositary and should not be sent to the Debtors. Existing Common Stock Certificates and other documents should be delivered or mailed either to Chase Mellon Shareholder Services L.L.C. at 2323 Bryan Street, Suite 2300, Dallas, Texas 75201, Attn: David Cary, or to Montreal Trust Company of Canada at 530 8th Avenue S.W., Suite 600, Calgary, Alberta, Canada T2P 3S8, Attn: Stephen Bandola.

     If the new securities are to be issued in a name other than that of the record holder of the Existing Common Stock, the certificates submitted must be properly endorsed to the person who is to receive the certificates representing the new securities or accompanied by appropriate stock powers, properly executed by the person whose name appears on the Existing Common Stock certificates. In either such case, the signature on the letter of transmittal and the endorsement on the Existing Common Stock certificates must be guaranteed by a guarantor that is a member of a "Signature Guarantee Program" recognized by the Shareholder Depositary, i.e., STAMP, SEMP or MSP.

     Beneficial holders of Existing Common Stock should not complete letters of transmittal unless they (1) obtain and include with the letter of transmittal the Existing Common Stock certificates either properly endorsed or accompanied by a properly completed stock power from the record holders or (2) effect a record transfer of the Existing Common Stock from the record holder to the name of the beneficial owner before the tender of the letter of transmittal.

     All questions as to validity, form, or eligibility of the tendered Existing Common Stock certificates will be resolved by the Bankruptcy Court. Neither the Reorganized Debtors nor the Shareholder Depositary will be under any duty to give notification of defects in such tenders, or will incur liabilities for failure to give notification of such defects. Any Existing Common Stock certificates received by the Shareholder Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Shareholder Depositary to the appropriate tendering holder as soon as practicable.

     No fractional shares of New Common Stock will be issued pursuant to the Plan. Fractional shares will be rounded to the next greater or next lower number of shares as follows: (1) fractions of 1/2 or greater will be rounded to the next greater whole number, and (2) fractions of less than 1/2 will be rounded to the next lesser whole number. Shares issued pursuant to the Plan will carry no other anti-dilution protection if and when the Reorganized Parent Company issues additional New Common Stock or other securities in the future.

G. STANDBY LOAN

     To the extent that the Rights Offering or the Private Placement yield less than $90 million, the Reorganized Debtors will issue, and the Standby Lenders will purchase, an amount of senior subordinated notes to be determined by the Reorganized Debtors. This amount will be a maximum of $70 million given the current level of commitment under the Standby Loan and a maximum of $90 million if more Standby Loan commitments are obtained and made available before the conclusion of the Confirmation Hearing, or the Effective Date if the Debtors choose to extend the Rights Offering to that date. The rights and responsibilities of the Standby Lenders and the Reorganized Debtors will be governed by the Standby Loan Agreement which will allow holders of Existing Bonds to participate in the Standby Loan. The form of the Standby Loan Agreement will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of Standby Loan Agreement to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman. Although the Debtors anticipate no conflicts among the description of the Standby Loan contained in this Disclosure Statement, the form of the Standby Loan Agreement filed with the Bankruptcy Court and the Standby Loan Agreement and related documents ultimately executed by the Reorganized Debtors and the Standby Lenders, to the extent that there is any conflict, the provisions of the ultimately executed Standby Loan Agreement and related documents will prevail.

     Debt under the Standby Loan Agreement will be evidenced by the Standby Loan Notes, maturing seven years after the Effective Date and bearing interest at a minimum annual rate of 15% and payable in cash semiannually. After the first anniversary of the Effective Date, additional semiannual interest will be payable in an amount equal to 1/2% for every $0.25 that the Actual Price exceeds $15 per barrel of oil equivalent during the applicable semiannual interest period, up to a maximum of 10% additional interest per year. Additionally, upon an event of default occurring under the Standby Loan, interest will be payable in cash, unless otherwise required to be paid-in-kind, at a rate equal to 2% per year over the applicable interest rate. The Actual Price will be calculated over a six-month measurement period ending on the date two months before the applicable interest payment date. Interest payments under the Standby Loan may be paid-in-kind subject to the requirements of the Credit Agreement. For purposes of this Disclosure Statement, "paid-in-kind" refers to the payment of interest owed under the Standby Loan by increasing the amount of principal outstanding under the Standby Notes, rather than paying the interest in cash.

     Payment of the Standby Loan Notes will be subordinate to payment in full in cash of all obligations arising in connection with the Credit Facility. Subject to a final agreement between the Standby Lenders and Chase, after the initial 12-month period, cash interest payments may be made only to the extent by which EBITDAX on a trailing four quarter basis exceed $65 million. The Credit Agreement may also prohibit the

Reorganized Parent Company from making any cash interest payments on the Standby Loan indebtedness if the outstanding indebtedness, under both the Credit Facility and the Standby Loan, exceeds 3.75 times the EBITDAX for the trailing four quarters. The Reorganized Parent Company may prepay the Standby Loan Notes at the face amount, in whole or in part, in minimum denominations of $1,000,000, plus either (1) a standard make-whole payment with a discount rate of 300 basis points over the Treasury Rate for the first four years, or (2) beginning in the fifth year, a premium equal to one-half the 15% base interest rate, declining annually and ratably to par. The Standby Loan Notes may only be paid if either
(1) all obligations under the Credit Facility have been paid in full in cash or
(2) the Required Lenders consent to the payment.

     If Standby Loan Notes are issued, the Standby Lenders will receive the Standby Shares. If $70 million in principal amount of the Standby Loan Notes are issued, the Standby Lenders will receive 14% of the fully diluted New Common Stock as of the Effective Date. The amount of Standby Shares issued will be adjusted ratably according to the actual amount of Standby Loan Notes issued. The Standby Shares issued to the Standby Lenders will be in addition to the shares of New Common Stock issued to holders of Existing Bonds, shareholders of the Parent Company and persons participating in the Rights Offering or the Private Placement. See "The New Debt and Securities -- Dilution" above for an illustration of the dilution of the New Common Stock.

     Certain fees for the Standby Lenders contained in the Standby Lender Fee Letter were approved by the Bankruptcy Court at a hearing on the fees held on January 27, 2000. These fees include (1) an initial due diligence fee of $200,000 payable immediately and (2) the Break Up Fee, to be paid if the Standby Lenders give the Debtors written notice that all conditions to closing have been met and if a plan of reorganization is subsequently confirmed and consummated that does not use the Standby Loan. If, after receiving a written notice from the Standby Lenders that they have completed their due diligence and all conditions to closing have been met except entry of a plan confirmation order, the Debtors confirm a plan of reorganization without an alternative financing proposal, the Debtors will owe the Standby Lenders the Closing Fee. The obligation of the Reorganized Debtors to pay the Break Up Fee or the Closing Fee will be an administrative expense claim having priority over all administrative expenses in accordance with Section 364(c)(1) of the Bankruptcy Code. The Debtors will pay either the Closing Fee or the Break Up Fee, but not both.

     The Standby Lender Fee Letter provides that there are only two essential kinds of conditions that must be met before the Standby Lenders will be committed to fund the Standby Loan on the Effective Date: (1) agreement to definitive documents and (2) completion of economic due diligence. The Standby Lenders and the Debtors will come to agreement on definitive documents in keeping with the terms of the Plan and satisfactory to both of them by March 1, 2000, by which time the Standby Lenders will have finished their economic due diligence. When the Standby Lenders indicate by letter to the Debtors on or before March 14, 2000, that all conditions have been met, (1) the Standby Lenders will be committed to fund on the Effective Date and (2) the Standby Lenders will then be entitled to a minimum fee of $1.0 million, either as a Closing Fee or a Break Up Fee. If the Standby Lenders do not notify the Debtors in writing by the later of March 14, 2000 or the last business day immediately preceding the Confirmation Hearing, that all conditions have been met, then they will be entitled to their reasonable fees and expenses in connection with the Standby Loan, but they will not be entitled to the Break Up Fee. If the Standby Lenders fund the Standby Loan on the Effective Date, they will be entitled to the Closing Fee and will not be entitled to the Break Up Fee.

                                      XII.

                         INFORMATION ABOUT THE DEBTORS

     The following information is a summary description of the Debtors' business, operations, organization and management. More detailed information is contained in the Annual Report, which is attached as ANNEX A, the Quarterly Reports, which are attached as ANNEX B and the Parent Company's amendment to the Annual Report on Form 10-K/A filed with the SEC on April 30, 1999 (the "Annual Report Amendment"), which is attached as ANNEX C. The Annual Report Amendment contains certain information regarding the principal shareholders of the Parent Company. Since the date the Annual Report Amendment was filed, a new principal shareholder, President and Fellows of Harvard College, filed a Schedule 13G with the SEC stating that it acquired 12.6% of the outstanding shares of the Parent Company. The Annual Report, the Quarterly Reports and the Annual Report Amendment are part of this Disclosure Statement.

     The Parent Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance with the Exchange Act, files reports, proxy statements and other information with the SEC. You may review and copy those reports, proxy statements and other information at the public reference facilities of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the Regional Offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at the 7 World Trade Center, Suite 1300, New York, New York 10048 or on the Internet at http://www.sec.gov. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the SEC's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

A. THE COMPANY'S BUSINESS AND OPERATIONS

     Coho Energy, Inc., is an independent energy company engaged, through its subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. Coho Energy, Inc., together with its subsidiaries, is referred to in this Disclosure Statement as the "Company". The Company's operations are concentrated principally in the U.S. Gulf Coast and Mid-Continent regions, including Mississippi, Oklahoma and Texas. The Company's principal executive office is located at 14785 Preston Road, Suite 860, Dallas, Texas 75240, and its telephone number is (972) 774-8300.

     At January 1, 1999 the Company's total proved reserves were 111 million barrels of oil equivalent, of which approximately 90% were comprised of crude oil and approximately 67% were proved developed. The present value of estimated future net cash flows (before income taxes) of proved crude oil and natural gas reserves, discounted at an assumed rate of 10%, was $269.3 million. The Company also has substantial exploration upside, including recompletion and waterflood opportunities, multiple seismic plays in the Mississippi Salt Basin and 3-D based opportunities in Oklahoma within the geographical confines of the Company's existing fields. In addition, as of January 1, 1999, the Company operated 17 of its 21 major producing fields and owned an average working interest of approximately 76% in the fields it operates. The Company's significant control of operations and geographic focus have resulted in substantial operating economies of scale that have enabled it to maintain a low cost structure.

     The January 1, 1999 reserves were updated at July 1, 1999 ("Mid Year Reserve Report") adjusting for production for the first half of 1999 and pricing improvements. The price of oil and gas used in this Mid Year Reserve Report was the closing five year NYMEX oil price strip (escalated 3% per year thereafter) and the four year NYMEX gas price strip (escalated 3% per year thereafter) on August 20, 1999, the last NYMEX closing prices prior to the August 23, 1999 bankruptcy petition filed by the Company. The present value of estimated future net cash flows (before income taxes) of proved crude oil and natural gas reserves, discounted at an assumed rate of 10% was $582.4 million on 120.9 million barrels of oil equivalent for this Mid Year Reserve Report.

     The Company's long-term strategy has been to maximize production and increase reserves through (1) relatively low-risk activities such as development and delineation drilling, multiple completions, recompletions, workovers, enhancement of production facilities and secondary recovery projects; (2) use of 3-D seismic and other technologies to identify exploration projects and identify reserves;
(3) acquisition of controlling interests in underdeveloped crude oil and natural gas properties; and (4) significant control of operations.

     The Company has focused most of its development efforts in Mississippi and Oklahoma. The Company believes that the basins in these states offer significant long-term potential due to the large number of mature fields with multiple hydrocarbon bearing horizons. The application of proven technology to these underexploited and underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and the Company's experience in exploiting fields in these areas, the Company has accumulated a large inventory of potential development drilling, secondary recovery and exploration projects in these basins.

     The Company's focus in the onshore Gulf Coast and Mid-Continent regions has resulted in significant production, reserve and EBITDA growth. The Company's average net daily production has increased in each of the last six years from 5,203 BOE in 1993 to 10,311 BOE in 1999, representing a compound annual growth rate of 12.1%, however, the Company's crude oil and natural gas production has declined from an average of 18,495 BOE per day during the first nine months of 1998 to 10,311 BOE per day during the first nine months of 1999. This decline is due to the sale of the Monroe field gas properties in December 1998, which contributed approximately 2,776 BOE per day during the first nine months of 1998. Further, the Company experienced overall production declines on the Company's operated properties in Oklahoma and Mississippi as a result of the natural production decline coupled with the decrease and ultimate cessation of well repair work and drilling activity during the last five months of 1998 and the first four months of 1999 and the halting of production on wells which were uneconomical due to depressed crude oil prices. Over the five-year period ended December 31, 1998, the Company discovered or acquired approximately 103.4 MMBOE of proved reserves at an average finding cost of $4.87 per BOE. Over the same period, the Company has replaced over 529% of its production. This increase in reserves from 27.2 MMBOE at year-end 1993 to 111.1 MMBOE at year-end 1998 represents a five-year compound annual growth rate of 32.5%. Concurrent with the increase in production, EBITDA has increased from $16.5 million in 1993 to $32.1 million in 1998.

     The Company's only operating revenues are crude oil and natural gas sales with crude oil sales representing approximately 75% of production revenues and natural gas sales representing approximately 25% of production revenues during 1996 and 1997. For the nine months ended September 30, 1999, crude oil sales represented approximately 88% of production revenues and natural gas sales represented approximately 12% of production revenues compared with 77% from crude oil sales and 23% from natural gas sales during the same period in 1998. The Company's crude oil and natural gas production decreased in the first nine months of 1999 due to the sale of the Monroe field gas properties in Louisiana which were sold in December 1998. The Monroe field gas properties had contributed approximately 60% of the natural gas sales revenues during 1998.

     Operating revenues increased from $26.5 million in 1994 to $68.8 million in 1998 primarily due to an increase in production volumes from successful development and exploration activities in the Company's existing Mississippi fields and due to the following acquisitions: the December 1994 acquisition of the Monroe natural gas field; the August 1995 acquisition of the Brookhaven field and; the December 1997 acquisition of the Oklahoma Properties. Operating revenues, net of lease operating expenses, production taxes and general and administrative expenses, decreased $14.8 million during the first nine months of 1999 from the first nine months of 1998, primarily due to a 44% decline in production on a BOE basis between comparable periods, partially offset by price increases between such comparable periods of 26% and 7% for crude oil and natural gas, respectively.

     The Company also strives to maintain a low cost structure through asset concentration, such as in the interior salt basin of Mississippi and the Oklahoma Properties. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. Production costs (including lease operating expenses and production taxes) per BOE had been declining from $4.49 in 1994 to $4.18 in 1998. Recently, however, on a BOE basis, production costs increased 29% to $5.35 per BOE in 1999 compared to $4.16 per BOE in 1998 for the nine month periods ended September 30, and increased 72% to $6.74 per BOE in 1999 compared to $3.92 per BOE in 1998 for the three month periods ended September 30. On a

BOE basis, the 72% increase in production costs over the third quarter of 1998 is primarily due to $2.4 million of well repair work performed to return shut-in wells to production.

     The Company also controls the magnitude and timing of its capital expenditures by obtaining high working interests in and operating its properties. At December 31, 1998, the Company owned an average working interest of 76% in the fields it operates.

     At September 30, 1999, the Company had 137 employees associated with its operations, including 26 field personnel in Mississippi and 28 field personnel in Oklahoma.

     For information on the market for the Existing Common Stock, see "Description of Existing Debt and Equity -- Stock".

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

B. ORGANIZATION OF THE COMPANY

     The following chart illustrates the organizational structure of the Company immediately before the filing of the Debtors' voluntary petition under Chapter 11 of the Bankruptcy Code. This structure is not expected to change as a result of the confirmation of the Plan.

                                     Chart

C. MANAGEMENT OF THE PARENT COMPANY

     1. INFORMATION ABOUT EXISTING MANAGEMENT MEMBERS

     The following information is a summary description of the Parent Company's management. More detailed information is contained in the Annual Report Amendment, which is attached as ANNEX C.

     Set forth below is information on the directors and executive officers of the Parent Company.

NAME                                            OFFICE                              AGE
----                                            ------                              ---
Jeffrey Clarke       Chairman, President, Chief Executive Officer and Director       54
Louis F. Crane       Director                                                        57
Alan Edgar           Director                                                        53
Kenneth H. Lambert   Director                                                        53
Douglas R. Martin    Director                                                        53
Jake Taylor          Director                                                        52
R. M. Pearce         Executive Vice President and Chief Operating Officer            48
                     Senior Vice President, Corporate Development and Corporate
Anne Marie O'Gorman  Secretary                                                       41
Keri Clarke          Vice President, Land and Environmental/Regulatory Affairs       43
R. Lynn Guillory     Vice President, Human Resources and Administration              53
Gary Hoge            Vice President, Exploration                                     56
Larry L. Keller      Vice President, Mid-Continent Division                          41
Susan J. McAden      Vice President & Controller                                     42
Patrick S. Wright    Vice President, Gulf Coast Division                             43
Joseph F. Ragusa     Treasurer                                                       45

     Jeffrey Clarke has served as Chairman of the Parent Company since October 1993 and as President and Chief Executive Officer of the Parent Company since September 1993. Mr. Clarke served as Executive Vice President and Chief Operating Officer of Coho Resources, Inc. ("CRI") from May 1982 until May 1990, as President and Chief Operating Officer of CRI from May 1990 to October 1992 and as President and Chief Executive Officer of CRI since October 1992. He served as Senior Vice President, Chief Operating Officer and a director of Coho Resources Limited ("CRL") from 1984 to October 1992 and as President and Chief Executive Officer of CRL since October 1992 and has been engaged by CRI in various capacities since 1980.

     Louis F. Crane has served as President and Chief Executive Officer of Orleans Capital (investment portfolio management firm) since November 1991. Mr. Crane is Chairman of the Board of Offshore Logistics Inc. and a director of Columbia Universal Corp.

     Alan Edgar has been an independent financial consultant since January 1999 and prior thereto served as Managing Director, Co-head Energy Group, with Donaldson, Lufkin & Jenrette Securities Corporation, an investment banking firm, from 1990 until his retirement in December 1998.

     Kenneth H. Lambert served as Chairman of the Board of Directors of CRI from 1980 until September 1993, as Chief Executive Officer of CRI from 1980 to 1992 and as President of CRI from 1980 to 1990. Mr. Lambert served as President and Chief Executive Officer of CRL from 1980 to June 1992, and as Chairman of the Board of CRL from June 1992 until the Combination. Mr. Lambert has served as President and Chief Executive Officer of Nugold Technology Ltd. (a private company dealing in the recovery of precious metals) since April 1993. Mr. Lambert is chairman of the board, president, chief executive officer and director of Edmonton International Industries Ltd. (a Canadian public investment holding company), the Chairman of the Board of Destination Resorts, Inc. (a Canadian public resort development corporation) and Chairman of the Board of Oz New Media (a Canadian public educational network, multimedia, digital content company).

     Douglas R. Martin has served as Chairman of Pursuit Resources Corp. (a Canadian public oil and gas company) since September 1993. Mr. Martin served as Senior Vice President and Chief Financial Officer of CRI from May 1990 to August 1993. He served as CRL's Senior Vice President and Chief Financial Officer from April 1990 to August 1993.

     Jake Taylor has been an independent financial consultant since 1989.

     R. M. Pearce has served as Executive Vice President and Chief Operating Officer of the Parent Company since August 1995 and has been an officer of the Parent Company since November 1993. From July 1991 to October 1993, Mr. Pearce served as President of GRL Production Services Company.

     Anne Marie O'Gorman was appointed Senior Vice President, Corporate Development, in March 1996 and was Vice President, Corporate Development, of the Company and CRI, prior to September 1993. Ms. O'Gorman had been employed by CRI or CRL in various capacities since 1985. Ms. O'Gorman has served as Secretary of the Parent Company since September 1993.

     Keri Clarke has served as Vice President, Land and Environmental/Regulatory Affairs, of the Parent Company (and CRI, prior to September 1993) since 1989. He has also been employed by CRL in various positions since 1981.

     R. Lynn Guillory joined the Parent Company as Vice President, Human Resources and Administration, when the Parent Company acquired Interstate Natural Gas Company ("ING") on December 8, 1994. Mr. Guillory held that same position with ING since its inception in March 1992.

     Gary Hoge joined the Company as Vice President, Exploration in April 1998. From 1994 until he joined the Company, Mr. Hoge served as Vice President, Exploration for Greenhill Petroleum. From 1992 until 1994, Mr. Hoge served in several senior positions with Coffman Exploration and Cielo Energy.

     Larry L. Keller has served as Vice President, Exploitation, of the Parent Company and CRI, prior to September 1993, from August 1993 and had been employed in various engineering positions with CRI since July 1990.

     Susan J. McAden was appointed Vice President and Controller in January 1998 and joined the Parent Company as Controller in February 1995. From September 1993 to February 1995, Ms. McAden was Vice President and Controller of Lincoln Property Company (a property development and management company). From November 1990 to September 1993, Ms. McAden was Chief Accounting Officer and Treasurer of Concap Equities, Inc. (the acting general partner for 16 public real estate partnerships).

     Patrick S. Wright joined the Parent Company as Vice President, Operations, in January 1996. From January 1991 until he joined the Parent Company, Mr. Wright served in several managerial positions with Snyder Oil Corporation (an international oil and gas exploration and production company).

     Joseph F. Ragusa was appointed Treasurer in January 1998 and joined the Parent Company as Assistant Treasurer, when the Parent Company acquired ING on December 8, 1994. Mr. Ragusa held that same position with ING since January 1993.

     In late 1999, at the request of the Bank Group, the Debtors proposed a work force reduction. In connection therewith, Eddie M. LeBlanc is no longer employed by the Parent Company. Mr. LeBlanc was the Chief Financial Officer of the Parent Company.

     The Debtors expect the foregoing directors and officers to be their directors and officers on the Effective Date and immediately thereafter, subject to the following provisions of this paragraph. For the first year after the Effective Date, the board of directors of the Reorganized Parent Company will consist of seven members. Four members of the board of directors will be selected by the Principal Bondholders. One member of the board of directors will be selected by the post-Effective Date board of directors from the Debtors' post-Effective Date management. Two members of the board of directors will be selected by the entities whose funding is used on the Effective Date based upon their relative contributions of capital. The Parent Company is not currently aware of the identities of the board members for the one-year period after the Effective Date to be nominated in accordance with the Plan since their identities have not yet been determined. In compliance with Section 1125(a)(5) of the Bankruptcy Code, to the extent that the current directors and officers of the Parent Company change, the Debtors will supply the names of the directors and officers of the Reorganized Parent Company at the Confirmation Hearing.

     In May 1998, in connection with its acquisition from third parties of approximately 8.5% of the Parent Company's Common Stock, Energy Investment Partners ("EIP") entered into a Shareholders' Agreement with the Parent Company under which EIP has the right to name two directors of the Parent Company. Currently those two directorships are vacant.

     2. COMPENSATION OF MANAGEMENT

     The Annual Report Amendment attached as ANNEX C contains information about current management compensation. Any management compensation terms after the Effective Date are subject to the review and approval of the Reorganized Parent Company's board of directors as it exists after the Effective Date.

     The Board of Directors of the Parent Company has proposed that the Plan provide for a retention bonus plan ("Retention Plan") under which certain key employees are provided with additional incentives to continue their employment with the Parent Company as it pursues a reorganization. If the Plan is confirmed, the total amount of cash bonus awards that will be granted under the Retention Plan is $1,472,507; 33% of which is paid on the Effective Date and 66% of which is paid on the first business day following the 270th day after the Effective Date. $600,000 of these cash bonus awards will be divided among the following officers in the following amounts:

Jeffrey Clarke............................................  $150,000
R. M. Pearce..............................................  $112,500
Anne Marie O'Gorman.......................................  $ 87,500
Larry L. Keller...........................................  $ 81,500
Keri Clarke...............................................  $ 66,000
Susan J. McAden...........................................  $ 55,000
Joseph F. Ragusa..........................................  $ 47,500

     The remaining $872,500 will be divided among 24 employees.

     The Parent Company currently expects that the terms of management compensation from and after the Effective Date will be as follows:

          - The cash compensation reflected in the Annual Report Amendment is expected to remain the same.

          - The amended and restated employment agreements described in "-- Employment Agreements" below are expected to become effective.

     3. EMPLOYMENT AGREEMENTS

     The terms of existing employment agreements between the Parent Company and key employees are described in the Annual Report Amendment attached as ANNEX C. Those employment agreements will be amended and restated as of the Effective Date. The amendments will, among other things, redefine "change of control" to provide that the confirmation of the Plan does not constitute a change of control (so that no additional compensation is owed thereby because of confirmation of this Plan). The Debtors and the Official Unsecured Creditors Committee will agree on other changes to be made in the amended employment agreements by March 1, 2000, or such later date that the Debtors and Creditors Committee agree to, and file these amended agreements with the Bankruptcy Court. Thereafter, the Debtors will provide a copy of the form of amended and restated employment agreements to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman. Any employee who does not sign such an amended agreement by March 1, 2000 will have his or her existing employment agreement rejected under the Plan.

     After the Effective Date, the Debtors will undertake such downsizing and severance plans as its management and board of directors then deem appropriate.

                                     XIII.

                      ADDITIONAL FACTORS TO BE CONSIDERED

     You should consider carefully the following risk factors in evaluating the Plan.

A. SECURITIES LAW MATTERS AND PRIVATE PLACEMENT EXEMPTION

     1. AVAILABILITY OF SECTION 1145 OF THE BANKRUPTCY CODE

     Section 1145(a)(1) of the Bankruptcy Code provides an exemption from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act") and state and local securities laws in connection with the offer or sale under a plan of reorganization of a security of the debtor, of an affiliate participating in a joint plan with the debtor or of a successor to the debtor under the plan. Generally, the exemption is not available for offers or sales that are not made principally in exchange for a claim against, an interest in, or a claim for an administrative expense in the case concerning the debtor or the applicable affiliate. In addition, Section 1145(a)(2) of the Bankruptcy Code provides an exemption in connection with the offer of a security through any warrant or other similar right that was sold in the manner specified under
Section 1145(a)(1) or the sale of a security upon exercise of such a warrant or similar right. The exemptions provided by Sections 1145(a)(1) and (2) are not available as to any sale of a security to any entity that is deemed to be an "underwriter" (as that term is defined in Section 1145(b)(1) of the Bankruptcy
Code).

     The Debtors believe that the New Common Stock being issued to holders of allowed Bond Claims in exchange for their claims and to shareholders in exchange for Existing Common Stock are governed by Section 1145(a)(1)(A) and, thus, are exempt from registration requirements under federal securities laws.

     The Debtors will register shares of the New Common Stock that will be issued to shareholders or other purchasers pursuant to the Rights Offering by means of a registration statement filed with the SEC under federal securities laws. If that registration statement is withdrawn by the Debtors, the Debtors will issue shares of the New Common Stock only to qualified investors in the Private Placement.

     2. PARTIES WHO ARE UNDERWRITERS

     Section 1145(b)(1) of the Bankruptcy Code defines a person or entity that may be an "underwriter," and thus restricted in the resale of securities received, as any person or entity that (a) purchases a claim or interest, with a view towards distribution of any security received or to be received under a plan of reorganization in exchange for such a claim or interest; (b) offers to sell securities offered or sold under a plan of reorganization for the holders of such securities; (c) offers to buy securities offered for sale under a plan of reorganization from the holders of such securities, if such offer to buy is with a view towards distribution of such securities under an agreement made either in connection with such plan, with the consummation of such plan, or with the offer or sale of securities under such plan; or (d) is an "issuer" of the securities offered or sold under a plan of reorganization as that term is defined in Section 2(11) of the Securities Act, with respect to such securities. Under Section 2(11) of the Securities Act, an "issuer" includes any person directly or indirectly controlling or controlled by an issuer, or any person under direct or indirect control with an issuer.

     To ensure that the distribution of the New Common Stock to holders of Existing Bonds in exchange for their claims and to shareholders in exchange for Existing Common Stock and of the Standby Loan Notes, if any (collectively, the "Plan Securities") is exempt under Section 1145(a), the Debtors may require any holder of a claim or interest to covenant and agree with the Reorganized Parent Company, prior to the issuance of any Plan Securities to any such party, that, if such party is an entity of the type deemed an "underwriter" pursuant to
Section 1145(b)(1) of the Bankruptcy Code, such party will engage only in "ordinary trading transactions" within the meaning of Section 1145(b)(1) of the Bankruptcy Code with respect to the Plan Securities that such party receives pursuant to the Plan.

     Any such party that refuses or otherwise fails to provide the Reorganized Parent Company with the requested agreements will receive Plan Securities that will be subject to restrictions prohibiting the sale thereof (including a legend to such effect, if applicable) unless and until (a) such securities are registered under the Securities Act and any applicable state law or (b) such registration is not required.

     Any party reasonably determined by the Reorganized Parent Company to be an "affiliate" of the issuer of Plan Securities prior to the Effective Date (i.e., directly or indirectly controlling or controlled by the issuer of Plan Securities) and any party receiving New Common Stock pursuant to the Private Placement will receive Plan Securities that contain a legend to the effect that such Plan Securities may not be sold unless and until (a) such securities are registered under the Securities Act and any applicable state law or (b) such registration is not required.

     3. AVAILABILITY OF SEC RULE 144 FOR AFFILIATE RESALES

     It is an integral part of the Plan that the issuance of the Plan Securities pursuant to the Plan is exempt from registration under the Securities Act by
Section 1145(a) of the Bankruptcy Code. As mentioned above, however, Section 1145(a) of the Bankruptcy Code does not apply to subsequent sales of Plan Securities by persons who are "underwriters," as that term is defined in Section 1145(b)(1). Section 1145(b)(1) provides that, for purposes of Section 2(11) of the Securities Act, the term "underwriter" means, in addition to those persons who perform traditional underwriting activities, any person directly or indirectly controlling or controlled by the issuer of the securities, or any person under direct or indirect common control with the issuer. Subsequent sales by affiliates of securities issued under a plan of reorganization are subject to the registration requirements of the Securities Act, unless another exemption from registration is available to the affiliate who desires to effect the sale.

     In evaluating whether a person directly or indirectly controls, is controlled by, or is under common control with an issuer of securities, an analysis must be made of the facts and circumstances regarding the relationship between that person and the issuer. A detailed discussion of all the criteria applicable to such an analysis, and of the application of such analysis to all the persons who will receive securities under the Plan is beyond the scope of this Disclosure Statement. Interested persons are referred to their own professional advisors for further information regarding their possible status as an affiliate of the Reorganized Parent Company and of the consequences of such status.

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

B. ADEQUACY OF COLLATERAL

     The Credit Facility and the Standby Loan, if applicable, will be secured by the Collateral, including crude oil and natural gas properties with a Present Value of Proved Reserves of $582.4 million based on the Mid-Year Reserve Report information. See "Information About the Debtors -- The Company's Business and Operations". The reserve data with respect to such interests, however, represent estimates only and should not be construed as exact. Moreover, the estimates of Present Value of Proved Reserves should not be construed as the current market value of the estimated proved reserves attributable to the Company's properties. There can be no assurance that, following an acceleration of the Credit Facility or the Standby Loan, if any, after an event of default (as defined herein), the proceeds from the sale of the Collateral will be sufficient to satisfy all amounts due under the Credit Facility and any Standby Loan. The ability of the lenders under the Credit Agreement and the holders of the Standby Loan Notes to realize on the Collateral will be subject to certain procedural limitations.

C. DEPLETION OF RESERVES

     The rate of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves, the proved reserves of the Company will decline as reserves are produced. Future crude oil and natural gas production is therefore highly dependent on the Company's level of success in acquiring or finding additional reserves.

     The Company's ability to continue to acquire producing properties or companies that own such properties assumes that major integrated oil companies and independent oil companies will continue to divest many of their crude oil and natural gas properties. There can be no assurance, however, that such divestitures will continue or that the Company will be able to acquire such properties at acceptable prices or develop additional reserves in the future. In addition, under the terms of the Credit Agreement and the Standby Loan Agreement, if necessary, the Company's ability to obtain additional financing in the future for acquisitions and capital expenditures will be limited.

D. INDUSTRY CONDITIONS; IMPACT ON THE COMPANY'S PROFITABILITY

     The Company's revenue, profitability and future rate of growth substantially depends on prevailing prices for crude oil and natural gas. Crude oil and natural gas prices can be extremely volatile and in recent times have been depressed by excess total domestic and imported supplies. Prices are also affected by actions of state and local agencies, the United States and foreign governments and international cartels. Prices for crude oil and natural gas have declined to historic lows on an inflation-adjusted basis. There can be no assurance that commodity prices will rise or will not further decrease. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of crude oil and natural gas. The (until recent months) substantial and extended decline in the prices of crude oil and natural gas has had a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity, which has not been overcome by the most recent price rebound. All of these factors are beyond the control of the Company. Sales of crude oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. Federal and state regulation of crude oil and natural gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market its crude oil and natural gas. If market factors were to change dramatically, the financial effect on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and thus represent a significant risk.

     The Company periodically reviews the carrying value of its crude oil and natural gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed a present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded. The Company was required to write-down the carrying value of its crude oil and natural gas properties during 1998 by an aggregate of $188 million. The Company provided a write-down of its Tunisian properties of $5.4 million during the third quarter of 1999 once it was determined that the well in Tunisia, North Africa would not produce sufficient quantities of crude oil to justify further completion work on the well. The Company may be required to write-down the carrying value of its crude oil and natural gas properties if in the future crude oil and natural gas prices are depressed below the price used at December 31, 1998. When a write-down is required, it results in a charge to earnings, but does not affect cash flow from operating activities. Once incurred, a write-down of crude oil and natural gas properties is not reversible at a later date.

     To manage its exposure to price risks in the marketing of its crude oil and natural gas, the Company from time to time has entered into fixed price delivery contracts, financial swaps and crude oil and natural gas futures contracts as hedging devices. To ensure a fixed price for future production, the Company may sell a futures contract and thereafter make physical delivery of crude oil or natural gas to comply with such contract. Such contracts may expose the Company to the risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase or deliver the contracted quantities of crude oil or natural gas, or a sudden, unexpected event materially affects crude oil or natural gas prices. Such contracts may also restrict the ability of the Company to benefit from unexpected increases in crude oil and natural gas prices.

E. RELIANCE ON ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUE INFORMATION

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data included in the Annual Report represent only estimates. In addition, the estimates of future net revenue from proved reserves and their present value are based on certain assumptions about future production levels, prices and costs that may not prove to be correct over time. In particular, estimates of crude oil and natural gas reserves, future net revenue from proved reserves and the Present Value of Proved Reserves for the crude oil and natural gas properties described in the Annual Report are based on the assumption that future crude oil and natural gas prices remain the same as crude oil and natural gas prices at December 31, 1998. The average sales prices as of December 31, 1998, used for purposes of those estimates of the Company were $9.36 per Bbl of crude oil and $2.10 per Mcf of natural gas. Any significant variance in actual results from these assumptions could also materially affect the estimated quantity and value of reserves set forth in the Annual Report. The Company's overall average crude oil prices per Bbl were $8.81, $14.21 and $18.00, in the first, second and third quarters of 1999, respectively.

F. NET LOSSES

     The Company experienced substantial losses for the year ended December 31, 1998, and the nine months ended September 30, 1999, of $203.3 million and $29.8 million, respectively. There can be no assurances that the Company will become profitable in the future.

G. RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S LOAN AGREEMENTS

     The Credit Agreement and the Standby Loan Agreement restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. A breach of any of these covenants could result in a default under the Credit Agreement and the Standby Loan Agreement.

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

H. BUSINESS RISKS

     Exploration and development for crude oil and natural gas involves many risks. There is no assurance that commercial quantities of crude oil and natural gas will be discovered by the Company, or that the Company will be able to continue to acquire underdeveloped crude oil and natural gas fields and enhance production and reserves by workovers, secondary recovery projects, recompletions and development drilling. In addition, because the Company's strategy is to acquire interests in underdeveloped crude oil and natural gas fields that have been operated by others for many years, the Company may be liable for any damage or pollution caused by the former operators of such crude oil and natural gas fields. The Company's operations are also subject to all of the risks normally incident to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of the Company and others. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance is not available to the Company against all operational risks, or is not economically feasible for the Company to obtain. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

I. COMPETITION

     The Company encounters strong competition from major oil companies and independent operators in acquiring properties and leases for the exploration for, and production of, crude oil and natural gas. Competition is particularly intense with respect to the acquisition of desirable undeveloped crude oil and natural gas properties. The principal competitive factors in the acquisition of such undeveloped crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Many of the Company's competitors have financial resources, staff and facilities substantially greater than those of the Company. In addition, the producing, processing and marketing of crude oil and natural gas is affected by a number of factors which are beyond the control of the Company, the effect of which cannot be accurately predicted.

     The principal resources necessary for the exploration and production of crude oil and natural gas are leasehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations. The Company must compete for such resources with both major crude oil and natural gas companies and independent operators. The continued availability of such materials and resources to the Company cannot be assured.

J. GOVERNMENT REGULATION

     The Company's business is subject to certain federal, state, provincial and local laws and regulations relating to the exploration for and development, production and marketing of crude oil and natural gas, as well as environmental and safety matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's financial condition and results of operations.

K. DEPENDENCE ON KEY PERSONNEL

     The Company depends to a large extent on several members of its senior management team for its management and business and financial contacts. The unavailability of one of these individuals could have an adverse effect on the Company's business.

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L. CONCENTRATION OF CUSTOMERS

     During 1998, three purchasers of the Company's crude oil and natural gas, EOTT Energy Corp. ("EOTT"), Amoco Production Company and Mid Louisiana Marketing Company, accounted for 42%, 28% and 14%, respectively, of the Company's revenues. The Company sold its Monroe Field properties in December of 1998 and therefore does not currently have a relationship with Mid Louisiana Marketing Company. While the Company believes that its relationships with EOTT and Amoco Production Company are good, any loss of revenue from these customers due to nonpayment or late payment by the customer would have an adverse effect on the Company's results of operations.

M. ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS

     Certain provisions of the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Reorganized Parent Company may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by its board of directors, including the right of the board of directors, without any action by the shareholders of the Company, to fix the rights and preferences of undesignated preferred stock, including dividend, liquidation and voting rights.

N. ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends on its stock and does not intend to pay cash dividends on the New Common Stock in the foreseeable future. In the past, the Company has used its available cash flow to conduct exploration and development activities or to make acquisitions, and expects to continue to do so in the future. In addition, the terms of the Credit Agreement and the Standby Loan Agreement restrict the payment of dividends by the Company. It is unlikely that the Reorganized Parent Company will pay dividends in the foreseeable future. Coho Energy, Inc. is currently a holding company with no independent operations. Accordingly, any amounts available for dividends will depend on the prior declaration of dividends by the Parent Company's subsidiaries. Any declaration of those dividends would be subject to Canadian or U.S. withholding tax at applicable tax rates.

O. TITLE TO PROPERTIES

     As is customary in the oil and gas industry, in certain circumstances, the Company makes only a limited review of title to undeveloped crude oil and natural gas leases at the time they are acquired by the Company. However, before the Company acquires developed crude oil and natural gas properties, and before drilling commences on any leases, the Company causes a thorough title search to be conducted, and any material defects in title are remedied to the extent possible. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically obligated to cure any such title defects at its not expense. If the Company were unable to remedy or cure any title defect of a nature such that it would be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company believes that it has good title to its crude oil and natural gas properties, some of which are subject to immaterial encumbrances, easements and restrictions. The crude oil and natural gas properties owned by the Company are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. The Company does not believe that any of these encumbrances or burdens will materially affect the Company's ownership or use of its properties.

P. FORWARD-LOOKING STATEMENTS

     This Disclosure Statement includes forward-looking statements. All statements other than statements of historical facts included in this Disclosure Statement, including statements made under "Capitalization", "Feasibility of the Plan" and "Information About the Debtors", regarding capital expenditures, oil and natural gas production, anticipated wells to be drilled in the future, the Debtors' financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Debtors believe that the expectations reflected in those forward-looking statements are reasonable, they can give no

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

assurance that their expectations will prove to have been correct, and actual results may differ materially from those forward-looking statements.

     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of expenditures, including many factors beyond the control of the Debtors. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. Further, results of drilling, testing and production derived after the date of an estimate may justify revisions of that estimate. Those revisions, if significant, could change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from quantities of oil and natural gas that are ultimately recovered. All written and oral forward-looking statements attributable to the Debtors or persons acting on their behalf are expressly qualified in their entirety by these factors.

Q. YEAR 2000 ISSUE

     The Company divided its Year 2000 review into five separate elements: accounting computer systems, network infrastructure, desktop computers at corporate headquarters, field operational systems and major suppliers and purchasers. The Company completed its Year 2000 review and remediation in December 1999.

     The Company concurrently reviewed Year 2000 compliance of major suppliers and purchasers. The Company has contacted its major suppliers and purchasers by letter and has asked for a written response from them describing their Year 2000 readiness efforts. The Company has not identified any material problems associated with the Year 2000 readiness efforts of its major suppliers and purchasers.

     In addition, the Company created a contingency plan to mitigate potential Year 2000 problems both within the Company and with major suppliers and purchasers of the Company.

     The Company began its Year 2000 Program in 1997, and has incorporated its preparations into its normal equipment upgrade cycle. As a result, the historical cost of the Company's Year 2000 efforts has not been material. Management does not estimate future expenditures related to the Year 2000 to be material.

     The Company believes that it has taken and continues to take all reasonable steps to ensure Year 2000 readiness. Although other unanticipated Year 2000 issues could yet have an adverse effect on the results of operations or financial condition of the Company, it is not possible to estimate the extent of impact at this time, though it is unlikely that any effect will be material.

     ALL STATEMENTS REGARDING YEAR 2000 MATTERS CONTAINED IN THIS DISCLOSURE STATEMENT ARE "YEAR 2000 READINESS DISCLOSURES" WITHIN THE MEANING OF THE YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT.

                                      XIV.

              CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

     The following is a general summary of certain material federal income tax consequences of the implementation of the Plan to the Debtors, creditors and shareholders. This summary does not discuss all aspects of federal income taxation that may be relevant to the Debtors, to a particular creditor or shareholder in light of its individual investment circumstances or to certain creditors or shareholders subject to special treatment under the federal income tax laws (for example, tax-exempt organizations, financial institutions, broker-dealers, life insurance companies, foreign corporations or individuals who are not citizens or residents of the United States). This summary also does not discuss any aspects of state, local or foreign taxation.

     This summary is based upon the Internal Revenue Code of 1986, as amended (the "IRC"), the Treasury regulations (including temporary regulations) promulgated thereunder, judicial authorities and current administrative rulings, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. Moreover, due to a lack of

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

definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences of the Plan as discussed herein. The Debtors have not requested a ruling from the Internal Revenue Service (the "IRS") with respect to these matters and no opinion of counsel has been sought or obtained by the Debtors with respect thereto. There can be no assurance that the IRS will not challenge any or all of the tax consequences of the Plan, or that such a challenge, if asserted, would not be sustained. FOR THE FOREGOING REASONS, CREDITORS AND SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES (FOREIGN, FEDERAL, STATE AND LOCAL) TO THEM OF THE PLAN. THE DEBTORS ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE CONFIRMATION AND CONSUMMATION OF THE PLAN AS TO ANY HOLDERS OF CLAIMS OR SHAREHOLDERS, NOR ARE THE DEBTORS RENDERING ANY FORM OF LEGAL OPINION AS TO SUCH TAX CONSEQUENCES.

A. FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTORS

     1. CANCELLATION OF INDEBTEDNESS

     Under general tax principles, the Debtors would realize cancellation of debt ("COD") income to the extent that the Debtors pay a creditor pursuant to the Plan an amount of consideration in respect of a claim against the Debtors that is worth less than the amount of such claim. For this purpose, the amount of consideration paid to a creditor generally would equal the amount of cash or the fair market value on the Effective Date of any other property paid to such creditor. Because the Debtors will be in a bankruptcy case at the time the COD income is realized, the Debtors will not be required to include COD income in gross income, but rather will be required to reduce certain of their tax attributes by the amount of COD income so excluded. Under the general rules of IRC section 108, the required attribute reduction would be applied first to reduce the Debtors' net operating loss carryforwards ("NOLs") to the extent of such NOLs, with any excess excluded COD income applied to reduce certain other tax attributes. The Debtors believe and intend to take the position that any reduction in tax attributes generally occurs on a separate entity basis, even though the Debtors file a consolidated federal income tax return.

     IRC section 108(b)(5) provides an election pursuant to which the Debtors can elect to apply the required attribute reduction first to reduce the basis of their depreciable property to the extent of such basis, with any excess applied next to reduce their NOLs and then certain other tax attributes. The Debtors have not yet determined whether they will make the election under IRC section 108(b)(5).

     2. LIMITATION ON NET OPERATING LOSSES

     The Debtors will experience an "ownership change" (within the meaning of IRC section 382) on the Effective Date as a result of the issuance of New Common Stock to certain holders of claims. As a result, the Debtors' ability to use any pre-Effective Date NOLs and capital loss carryovers to offset their income in any post-Effective Date taxable year (and in the portion of the taxable year of the ownership change following the Effective Date) to which such a carryover is made generally (subject to various exceptions and adjustments, some of which are described below) will be limited to the sum of (a) a regular annual limitation (prorated for the portion of the taxable year of the ownership change following the Effective Date), (b) the amount of the "recognized built-in gain" for the year which does not exceed the excess of their "net unrealized built-in gain" over previously recognized built-in gains (as the quoted terms are defined in IRC section 382(h)), and (c) any carryforward of unused amounts described in (a) and (b) from prior years. IRC section 382 may also limit the Debtors' ability to use "net unrealized built-in losses," if any, to offset future taxable income. The regular annual limitation will generally be equal to the product of (a) the lesser of (i) the value of the stock of the Debtors immediately after the increase in value of the Debtors resulting from the surrender of creditors' claims in the reorganization transactions or (ii) the gross value of the Debtors' assets immediately before the ownership change (with certain adjustments) and (b) the "long-term tax-exempt rate" (as defined in IRC section 382(f)). In December 1999, the long-term tax-exempt rate was 5.72%; however, the rate in effect on the Effective Date may be different from the December 1999 rate. The loss carryovers will be subject to

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

further limitations if the Debtors experience additional future ownership changes or if they do not continue their business enterprise for at least two years following the Effective Date.

     The operation and effect of IRC section 382 will be materially different from that just described if the Debtors are subject to the special rules for corporations in bankruptcy provided in IRC section 382(1)(5). In that case, the Debtors' ability to utilize their pre-Effective Date NOLs would not be limited as described in the preceding paragraph. However, several other limitations would apply to the Debtors under IRC section 382(1)(5), including (a) the Debtors' NOLs would be calculated without taking into account deductions for interest paid or accrued in the portion of the current tax year ending on the Effective Date and all other tax years ending during the three-year period prior to the current tax year with respect to the claims that are exchanged for New Common Stock pursuant to the Plan, and (b) if the Debtors undergo another ownership change within two years after the Effective Date, the Debtors' IRC section 382 limitation with respect to that ownership change will be zero.

     As a general matter, the rules of IRC section 382(1)(5) apply to certain ownership changes occurring in a Chapter 11 bankruptcy case pursuant to a court-ordered transaction or court-approved plan. These provisions will apply to the Debtors if the persons that are shareholders and "qualified" creditors of the Debtors immediately before the ownership change own, after the ownership change, at least 50% (measured by both vote and value) of the stock of the Debtors. Certain attribution rules and other requirements apply for purposes of determining stock ownership for this purpose. It is uncertain whether the provisions of IRC section 382(1)(5) would apply to the ownership change occurring as a result of the confirmation of the Plan. However, under IRC section 382(1)(5)(H), the Debtors may elect not to have the special rules of IRC section 382(1)(5) apply (in which case the regular IRC section 382 rules, described above, will apply). The Debtors have not yet determined whether they would elect to have the regular IRC section 382 rules apply to the ownership change arising from the consummation of the Plan (assuming section 382(1)(5) would otherwise apply).

B. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CLAIMS AND HOLDERS OF EQUITY INTERESTS

     The federal income tax consequences of the implementation of the Plan to a holder of a claim will depend upon a number of factors, including whether such holder is deemed to have participated in an exchange for federal income tax purposes, and, if so, whether such exchange transaction constitutes a tax-free recapitalization or a taxable transaction; whether such holder's present debt claim constitutes a "security" for federal income tax purposes; the type of consideration received by such holder in exchange for its allowed claim; and whether such holder reports income on the accrual basis.

     1. HOLDERS OF OTHER PRIORITY CLAIMS AND CERTAIN GENERAL UNSECURED CLAIMS

     A holder whose claim is paid in full or otherwise discharged on the Effective Date will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the fair market value on the Effective Date of any property received by such holder in respect of its claim (excluding any property received in respect of a claim for accrued interest that had not been included in income) and (b) the holder's adjusted tax basis in the claim (other than any claim for such accrued interest). A holder's tax basis in property received in exchange for its claim will generally be equal to the fair market value of such property on the Effective Date. The holding period for any such property will begin on the day after the Effective Date.

     Under the Plan, some property may be distributed or deemed distributed to certain holders of claims with respect to their claims for accrued interest. Holders of claims for accrued interest which previously have not included such accrued interest in taxable income will be required to recognize ordinary income equal to the fair market value of the property received with respect to such claims for accrued interest. Holders of claims for accrued interest which have included such accrued interest in taxable income generally may take an ordinary deduction to the extent that such claim is not fully satisfied under the Plan (after allocating the distribution between principal and accrued interest), even if the underlying claim is held as a capital asset. The tax basis of the property received in exchange for claims for accrued interest will equal the fair market value of such property on the Effective Date, and the holding period for the property received in exchange for such

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

claims will begin on the day after the Effective Date. The extent to which consideration distributable under the Plan is allocable to interest is not clear. Claimholders are advised to consult their own tax advisors to determine the amount, if any, of consideration received under the Plan that is allocable to interest.

     The market discount provisions of the IRC may apply to holders of certain claims. In general, a debt obligation other than a debt obligation with a fixed maturity of one year or less that is acquired by a holder in the secondary market (or, in certain circumstances, upon original issuance) is a "Market Discount Bond" as to that holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, the revised issue price) exceeds the tax basis of the debt obligation in the holder's hands immediately after its acquisition. However, a debt obligation will not be a "market discount bond" if such excess is less than a statutory de minimis amount. Gain recognized by a holder of a claim with respect to a "market discount bond" will generally be treated as ordinary interest income to the extent of the market discount accrued on such debt obligation during such holder's period of ownership, unless such holder elected to include accrued market discount in taxable income currently. A holder of a "market discount bond" that is required under the market discount rules of the IRC to defer deduction of all or a portion of the interest on indebtedness incurred or maintained to acquire or carry the debt obligation may be allowed to deduct such interest, in whole or in part, on disposition of such debt obligation.

     2. HOLDERS OF ALLOWED BOND CLAIMS

     Pursuant to the Plan, the Debtors will issue shares of New Common Stock to the holders of allowed Bond Claims in exchange for such claims. The federal income tax consequences arising from the Plan to holders of allowed Bond Claims may vary depending upon, among other things, whether such claims constitute "securities" for federal income tax purposes. The determination of whether a debt instrument constitutes a "security" depends upon an evaluation of the nature of the debt instrument. Generally, corporate debt instruments with maturities when issued of less than five years are not considered securities, and corporate debt instruments with maturities when issued of ten years or more are considered securities. The Debtors believe and intend to take the position that the allowed Bond Claims should be treated as "securities" for federal income tax purposes.

     If the allowed Bond Claims do not constitute "securities" for federal income tax purposes, a holder of an allowed Bond Claim would be subject to the tax treatment described above under the heading "Holders of Other Priority Claims and Certain General Unsecured Claims." If the allowed Bond Claims constitute "securities" for federal income tax purposes, the Debtors believe that the exchange of such allowed Bond Claims for shares of New Common Stock should constitute a "recapitalization." In that case, except as discussed above with respect to accrued market discount and claims for accrued interest, a holder of allowed Bond Claims should recognize gain, but not loss, with respect to its claim surrendered in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the fair market value of any property received by such holder in respect of its allowed Bond Claim over the tax basis of such claim) and (b) the "boot" (as defined below), if any, received by such holder in respect of its allowed Bond Claim. A holder will be treated as receiving "boot" to the extent of the fair market value of property other than shares of New Common Stock received by the holder. Any such gain recognized will be treated as capital gain if the allowed Bond Claim is a capital asset in the hands of the holder thereof unless the boot, if any, received has the effect of the distribution of a dividend, in which case the gain would be treated as a dividend to the extent of the holder's ratable share of the Debtors' undistributed earnings and profits. In addition, a holder's aggregate tax basis in the New Common Stock (other than the New Common Stock received for accrued interest) should be equal to the aggregate tax basis in the allowed Bond Claims exchanged therefor (exclusive of any basis attributable to accrued interest), decreased by the amount of the boot, if any, received and increased by any gain recognized, and such holder's holding period for the New Common Stock (other than New Common Stock received for accrued interest) will include the holding period of the allowed Bond Claims exchanged therefor, provided that such allowed Bond Claims are held as capital assets on the Effective Date. A holder's tax basis in boot received, if any, will equal the fair market value of such boot on the Effective Date, and the holder's holding period in such boot will begin on the day after the Effective Date.

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

     In addition, under the market discount rules discussed above, any accrued but unrecognized market discount with respect to the allowed Bond Claims generally will be treated as ordinary income to the extent of the gain recognized in connection with the recapitalization described above. Any remaining accrued but unrecognized market discount generally will be treated as ordinary income to the extent of the gain recognized upon the subsequent disposition of the New Common Stock received in exchange for the allowed Bond Claim. The treatment of accrued market discount in a nonrecognition transaction is, however, subject to the issuance of Treasury regulations that have not yet been promulgated. In the absence of such regulations, the application of the market discount rules in the present transaction is uncertain. If a holder of an allowed Bond Claim was required under the market discount rules of the IRC to defer its deduction of all or a portion of the interest on indebtedness, if any, incurred or maintained to acquire or carry the allowed Bond Claim, continued deferral of the deduction for interest on such indebtedness may be required. Any such deferred interest expense would be attributed to the New Common Stock received in exchange for the claim, and would be treated as interest paid or accrued in the year in which the shares of New Common Stock are disposed.

     3. HOLDERS OF EQUITY INTERESTS

     The receipt of shares of New Common Stock and the rights to purchase additional shares of New Common Stock by the existing shareholders of the Parent Company will not result in the recognition of any gain or loss by such holders. A shareholder's tax basis in its shares of Existing Common Stock exchanged for shares of New Common Stock and such rights will be allocated between the New Common Stock and such rights based on the relative fair market values thereof. Such shareholder's holding period for the New Common Stock and such rights will include such shareholder's holding period for its existing equity interests.

C. WITHHOLDING

     The Debtors will withhold all amounts required by law to be withheld from payments to holders of claims. In addition, holders of claims may be required to provide certain tax information to the Debtors.

                                      XV.

                    DESCRIPTION OF EXISTING DEBT AND EQUITY

A. EXISTING BANK GROUP LOAN

     Under the Existing Bank Group Loan Agreement, at December 31, 1998, the amount available to the Company in borrowing capacity for general corporate purposes was $242 million. That amount was reduced to $150 million on February 22, 1999. The Existing Bank Group Loan Agreement terminates by its own terms on January 2, 2003 and, under the Plan, would terminate and be paid in full upon the Effective Date. CRI and its wholly owned subsidiaries, Coho Louisiana Production Company, Coho Exploration, Inc. and Coho Oil & Gas, Inc., are the borrowers under the Existing Bank Group Loan Agreement, and the repayment of all advances is guaranteed by the Parent Company. Outstanding advances under the Existing Bank Group Loan Agreement are secured by substantially all of the assets of the Company. The Existing Bank Group Loan Agreement lenders were Paribas, Houston Agency; Bank One, Texas, N.A.; Meespierson Capital Corp.; Bank of Scotland; Den Norske Bank ASA; Christiania Bank OG Kreditkasse, ASA; Credit Lyonnais New York Branch and Toronto Dominion (Texas) Inc. At December 31, 1998, outstanding advances under the Existing Bank Group Loan Agreement were $235 million and increased to $239.6 million as of January 5, 1999. The lenders accelerated the full amount outstanding under the Existing Bank Group Loan Agreement on August 19, 1999. The outstanding advances of $235 million and $239.6 million as of December 31, 1998 and September 30, 1999, respectively, have been reclassified to current maturities because the Company was unable to cure the over-advance created by the February 1999 reduction in borrowing base. See "Background of the Case".

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B. EXISTING BONDS

     The $150 million of principal amount of the Existing Bonds are unsecured senior subordinated obligations of the Company and rank pari passu in right of payment to all existing and future senior subordinated indebtedness of the Company. The Existing Bonds mature on October 15, 2007, and bear interest from October 3, 1997 at the rate of 8 7/8% per annum payable semiannually. The Existing Bonds are guaranteed, on a senior subordinated basis, by Coho Resources, Inc., Coho Louisiana Production Co., Coho Exploration, Inc., Coho Oil & Gas, Inc., and Interstate Natural Gas Co., all of which are wholly owned subsidiaries of the Parent Company and each of which is a Debtor. Under the Plan, the Existing Bond Indenture and the Existing Bonds will be extinguished and the Bondholder Group will receive shares of the New Common Stock.

C. STOCK

     The authorized capital stock of the Parent Company consists of 100,000,000 shares of Existing Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. At December 31, 1999, 25,603,512 shares of Existing Common Stock were outstanding and no shares of preferred stock were outstanding. Under the Plan, any shares of Existing Common Stock reserved for issuance upon the exercise of options granted under the Company's stock option plans will be of no effect since those plans will be canceled and no shares will be reserved on the Effective Date. Under the Plan, any shares of Existing Common Stock reserved for issuance upon the exercise of warrants issued by the Parent Company on December 18, 1997 to AMOCO Corporation, an Indiana corporation, will be of no effect since those warrants will be canceled and no shares will be reserved on the Effective Date. Under the Plan, the Existing Common Stock will be extinguished, the Parent Company's shareholders will receive shares of the New Common Stock, and the preferred stock will remain authorized but unissued.

     1. EXISTING COMMON STOCK

     Holders of shares of Existing Common Stock (a) are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders; (b) have the right to cumulate their votes in the election of directors; (c) have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Parent Company; (d) upon the Parent Company's liquidation, dissolution or winding up, are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the Parent Company and the preferential rights of any series of preferred stock then outstanding; and (e) have an equal and ratable right to receive dividends, when, as and if declared by the board of directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any series of preferred stock and after the Parent Company has made provision for any required sinking or purchase funds for series of preferred stock. The shares of Existing Common Stock outstanding are fully paid and nonassessable.

     2. PREFERRED STOCK

     The preferred stock may be issued from time to time in one or more series, and the board of directors of the Parent Company, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each series of preferred stock. If the Reorganized Parent Company issues a series of preferred stock in the future that has voting rights or preferences over the New Common Stock with respect to the payment of dividends and upon the Parent Company's liquidation, dissolution or winding up, the rights of the holders of the New Common Stock may be adversely affected. The issuance of shares of preferred stock of the Reorganized Parent Company could be used, under certain circumstances, in an attempt to prevent an acquisition of the Parent Company. The Parent Company has no present intention to issue any shares of preferred stock.

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

     3. LIMITATION OF DIRECTOR LIABILITY

     The articles of incorporation of the Parent Company contain a provision that limits the liability of the Company's directors as permitted under Texas law. The provision eliminates the liability of a director to the Company or its shareholders for monetary damages for acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director (a) for breach of his duty of loyalty to the Parent Company or to shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) for acts or omissions for which the liability of a director is expressly provided by an applicable statute, or (d) in respect of any transaction from which a director received an improper personal benefit. Pursuant to the articles of incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors. The Amended and Restated Articles of Incorporation include the same provisions.

     4. DIVIDENDS

     The Existing Bond Indenture limits the Parent Company's ability to pay dividends, based on the Parent Company's ability to incur additional indebtedness and primarily limited to 50% of consolidated net income earned, excluding any write down of property, plant and equipment after the date the Existing Bonds were issued plus the net proceeds from any future sales of capital stock of the Parent Company. Under the Credit Agreement and the Standby Loan Agreement, restrictions on the Parent Company's payment of dividends will be imposed.

     5. RIGHTS PLAN

     In September 1994, the Parent Company adopted a Rights Plan which, as amended, provided for the distribution by the Company of one common share purchase right (a "Plan Right") for each outstanding share of Existing Common Stock to holders of record of the Existing Common Stock at the close of business on September 28, 1994, and for the issuance of one Plan Right for each share of Existing Common Stock thereafter issued before the earlier of the date the Plan Rights first become exercisable, the date of redemption of the Plan Rights and September 13, 2004, the expiration date of the Plan Rights. The Plan Rights are currently evidenced by the certificates representing the shares of Existing Common Stock with respect to which the Plan Rights were issued and may only be traded with shares of the Existing Common Stock. Under the Plan, the Rights Plan will terminate on the Effective Date.

     6. REGISTRATION AND NOMINATION RIGHTS

     The Parent Company is a party to two agreements giving certain rights to specified shareholders. First, the Parent Company and Kenneth H. Lambert, a director of the Parent Company, are parties to an Amended and Restated Registration Rights Agreement, providing him with the right to make one request that the Parent Company register his shares of the Existing Common Stock and the right to participate in a registration by the Parent Company (a "piggyback" registration). Second, the Parent Company and EIP are parties to a Shareholder Agreement under which EIP has certain registration rights as well as the right to nominate two directors of the Parent Company. Under the Plan, these two agreements will terminate on the Effective Date.

     7. TRANSFER AGENT AND REGISTRAR

     The transfer agents for the Common Stock are Chase Mellon Shareholder Services L.L.C. and Montreal Trust Company of Canada and the registrar is Chase Mellon Shareholder Services L.L.C.

     8. MARKET FOR THE PARENT COMPANY'S EXISTING COMMON STOCK

     The Existing Common Stock was, until June 4, 1999, listed on the Nasdaq Stock Market under the symbol "COHO". The Existing Common Stock currently is trading over the counter. The following table sets forth the range of high and low sale prices for the Common Stock as reported on the Nasdaq Stock Market.

                                                                HIGH          LOW
                                                                ----          ---
1998
  1st Quarter...............................................     $9 5/8        $6 1/4
  2nd Quarter...............................................      9 1/4         6 1/4
  3rd Quarter...............................................      7 1/8         4 1/2
  4th Quarter...............................................      5 1/8         2 5/16
1999
  1st Quarter...............................................      3 1/8           1/2
  2nd Quarter...............................................      1              1/32
  3rd Quarter...............................................      1 5/8          5/32
  4th Quarter...............................................        3/4          3/16
2000
  1st Quarter (through February 10, 2000)...................     $ 51/64      $ 11/32

     As a result of the Parent Company's financial condition and decreases in the market value of the Parent Company's Existing Common Stock, the Nasdaq Stock Market on March 8, 1999, suspended trading of the Existing Common Stock. Subsequently, effective as of the close of business on June 4, 1999, the Existing Common Stock was delisted from Nasdaq. As a result of those actions, the Existing Common Stock is not currently listed on any stock exchange but is trading over the counter. At December 1, 1999, there were 425 holders of record of the Common Stock. The Parent Company believes it has in excess of 8,000 beneficial holders of its Common Stock.

     9. OWNERSHIP OF EXISTING COMMON STOCK

     The following table sets forth information on persons who, to the knowledge of the Parent Company, were the beneficial owners of more than five percent of the outstanding shares of Existing Common Stock as of February 10, 2000. Unless otherwise specified, these persons have sole voting power and sole dispositive power with respect to these shares.

NAME AND ADDRESS OF                                AMOUNT AND NATURE OF
BENEFICIAL OWNER                                   BENEFICIAL OWNERSHIP   PERCENT OF CLASS(1)
-------------------                                --------------------   -------------------
President and Fellows of Harvard College.........       3,220,000(2)             12.57%
c/o Harvard Management Company, Inc.
600 Atlantic Avenue
Boston, Massachusetts 02210
Energy Investment Partnership No. 1..............       2,182,084(3)              8.52%
200 Crescent Court, Suite 1600
Dallas, Texas 75201
Wellington Management Company, LLP...............       1,529,519(4)              5.97%
75 State Street
Boston, Massachusetts 02109

---------------

(1) Based on 25,603,512 shares issued and outstanding as of February 10, 2000.

(2) Based solely on information contained in a Schedule 13G dated December 23, 1999 filed with the SEC. President and Fellows of Harvard College is an employee benefit plan or endowment fund in accordance with Rule 13d-1(6)(l)(ii)(F) and has sole voting and dispositive power with respect to 3,220,000 shares of the Existing Common Stock that are owned by it.

(3) Based solely on information contained in a Schedule 13G dated May 20, 1998 filed with the SEC. Energy Investment Partnership No. 1 is a general partnership and has shared voting and dispositive power with respect to 2,182,084 shares of the Existing Common Stock that are owned by the partnership.

(4) Based solely on information contained in a Schedule 13G dated January 1, 1999 filed with the SEC. Wellington Management Company acts as a financial advisor and has shared voting power with respect to 769,129 shares, and shared dispositive power with respect to 1,529,519 shares of the Existing Common Stock that are owned by its clients.

     The following table sets forth information on the Existing Common Stock beneficially owned as of December 31, 1999 by (a) each director of the Parent Company, (b) the chief executive officer of the Parent Company and the four most highly compensated executive officers of the Parent Company other than the chief executive officer and (c) all directors and executive officers as a group. Unless otherwise specified, these persons have sole voting power and sole dispositive power with respect to these shares.

                                                                                PERCENT OF
                                                  AMOUNT AND NATURE OF     OUTSTANDING EXISTING
                                                 BENEFICIAL OWNERSHIP(1)       COMMON STOCK
                                                 -----------------------   --------------------
Jeffrey Clarke.................................            69,788                    *
Louis F. Crane.................................            14,000                    *
Alan Edgar.....................................           480,000                    *
Larry L. Keller................................            15,172                    *
Eddie L. LeBlanc, III..........................             1,000                    *
Kenneth H. Lambert.............................           380,668(2)                 *
Douglas R. Martin..............................             1,000                    *
Anne Marie O'Gorman............................            16,334                    *
R. M. Pearce...................................             5,000                    *
Jake Taylor....................................            54,400                    *
All directors and executive officers as a group
  (16 persons).................................         1,309,707(1)               5.1%

---------------

 *  Less than one percent.

(1) Excludes shares that may be acquired upon the exercise of existing stock options and any amounts issued pursuant to stock option plans because all stock options and stock option plans will terminate as a result of the confirmation of the Plan by the Bankruptcy Court.

(2) Mr. Lambert is the beneficial owner of the shares held by Lambert Management Ltd., Lambert Holdings, Ltd., Edmonton International Industries Ltd., 372268 Alberta Ltd., 249172 Alberta Ltd., and 297139 Alberta Ltd. Included in Mr. Lambert's total shares are 31,984 which are held by family members; Mr. Lambert claims no beneficial interest in these shares.

                                      XVI.

                                   CONCLUSION

     All holders of claims against and equity interests in the Debtors are urged to vote to accept the Plan and to evidence their acceptance by returning their ballots so that the ballots will be received by March 10, 2000.

                                            COHO ENERGY, INC.

                                            By:     /s/ JEFFREY CLARKE
                                              ----------------------------------
                                                        Jeffrey Clarke
                                                President and Chief Executive
                                                            Officer

DATED: February 14, 2000.

                                   EXHIBIT A

                             PLAN OF REORGANIZATION

                                   (Attached)

Michael W. Anglin
State Bar No. 01260800
Louis R. Strubeck, Jr.
State Bar No. 19425600
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Ste. 2800
Dallas, Texas 75201
(214) 855-8000 (214) 855-8200 Facsimile

COUNSEL FOR THE DEBTORS

                         UNITED STATES BANKRUPTCY COURT
                           NORTHERN DISTRICT OF TEXAS
                                DALLAS DIVISION

IN RE:                               SEC.    Case No. 399-35929-HCA-11
  COHO ENERGY, INC.,                 SEC.    Case No. 399-35930-HCA-11
  COHO RESOURCES, INC.,              SEC.    Case No. 399-35934-HCA-11
  COHO OIL & GAS, INC.,              SEC.    Case No. 399-35932-HCA-11
  INTERSTATE NATURAL GAS COMPANY     SEC.    Case No. 399-35933-HCA-11
  COHO LOUISIANA PRODUCTION COMPANY  SEC.    Case No. 399-35935-HCA-11
  COHO EXPLORATION, INC.,            SEC.
                                     SEC.    JOINTLY ADMINISTERED UNDER
  DEBTORS IN POSSESSION                      CASE NO. 399-35929-HCA-11

                      DEBTORS' FIRST AMENDED AND RESTATED
                       CHAPTER 11 PLAN OF REORGANIZATION

                      DEBTORS' FIRST AMENDED AND RESTATED
                             PLAN OF REORGANIZATION
                            UNDER CHAPTER 11 OF THE
                         UNITED STATES BANKRUPTCY CODE

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
ARTICLE I      SUMMARY OF THIS PLAN........................................    1

ARTICLE II     DEFINITIONS, CONSTRUCTION AND INTERPRETATION................    2

ARTICLE III    CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS...............   10

ARTICLE IV     IDENTIFICATION OF CLAIMS AND EQUITY INTERESTS IMPAIRED BY
                 THE PLAN..................................................   11

ARTICLE V      PROVISIONS FOR TREATMENT OF ALLOWED ADMINISTRATIVE EXPENSE
                 CLAIMS (CLASS 1)..........................................   11

ARTICLE VI     PROVISIONS FOR TREATMENT OF ALLOWED PRIORITY TAX CLAIMS
                 (CLASS 2).................................................   11

ARTICLE VII    PROVISIONS FOR TREATMENT OF THE ALLOWED BANK GROUP CLAIM
                 (CLASS 3).................................................   12

ARTICLE VIII   PROVISIONS FOR TREATMENT OF MISCELLANEOUS SECURED CLAIMS
                 (CLASS 4).................................................   12

ARTICLE IX     PROVISIONS FOR TREATMENT OF ALLOWED BOND CLAIMS (CLASS 5)...   13

ARTICLE X      PROVISIONS FOR TREATMENT OF ALLOWED GENERAL UNSECURED CLAIMS
                 (CLASS 6).................................................   13

ARTICLE XI     PROVISIONS FOR TREATMENT OF ALLOWED ADMINISTRATIVE
                 CONVENIENCE CLAIMS (CLASS 7)..............................   13

ARTICLE XII    PROVISIONS FOR TREATMENT OF INTERESTS OF EQUITY SECURITY
                 HOLDERS OF COHO ENERGY, INC. (CLASS 8)....................   14

ARTICLE XIII   MEANS FOR EXECUTION OF THE PLAN.............................   14

ARTICLE XIV    EXECUTORY CONTRACTS AND UNEXPIRED LEASES....................   20

ARTICLE XV     EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS........   22

ARTICLE XVI    PROVISIONS FOR RESOLUTION AND TREATMENT OF PREFERENCES,
                 FRAUDULENT CONVEYANCES, AND DISPUTED CLAIMS...............   22

ARTICLE XVII   PROVISIONS FOR RETENTION, ENFORCEMENT, SETTLEMENT, OR
                 ADJUSTMENT OF CLAIMS BELONGING TO THE ESTATE..............   23

ARTICLE XVIII  CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE
                 PLAN......................................................   23

ARTICLE XIX    RETENTION OF JURISDICTION...................................   25

ARTICLE XX     DEFAULT UNDER PLAN..........................................   26

ARTICLE XXI    MISCELLANEOUS PROVISIONS....................................   27

     COHO ENERGY, INC.; COHO RESOURCES, INC.; COHO OIL & GAS, INC.; COHO EXPLORATION, INC.; COHO LOUISIANA PRODUCTION COMPANY; and INTERSTATE NATURAL GAS COMPANY (the "Debtors"), and the Official Committee of Unsecured Creditors propose this Plan of Reorganization (the "Plan"), pursuant to section 1121(a), title 11, United States Code, for the resolution of the Debtors' outstanding Creditor Claims and Equity Interests.

                                   ARTICLE I

                              SUMMARY OF THIS PLAN

     Capitalized terms used in the following summary are as defined in Article II, the Definitions, Construction and Interpretation portion of this Plan.

     This Plan provides for the treatment of all Claims in a manner that is in the best interests of Creditors and is fair and equitable. This Plan also provides for fair and equitable treatment of holders of Equity Interests in the Parent Company. This summary deals with certain major elements of this Plan.

     This Plan provides for the treatment of the Allowed Bank Group Claim of approximately $240 million of principal (plus accrued interest and reasonable fees and expenses) as a Fully Secured Claim. On the Effective Date the Allowed Bank Group Claim will be paid in full in Cash. The Parent Company will obtain the funds necessary for the payment of the Allowed Bank Group Claim through the combination of (i) the Credit Facility, (ii) either the Rights Offering or the Private Placement, (iii) cash on hand from the Debtor's operations and (iv) the Standby Loan, if necessary.

     Under this Plan, approximately $162 million of Allowed Bond Claims will be paid in full by issuing the holders of Existing Bonds 96% of the New Common Stock of the Reorganized Parent Company on the Effective Date of the Plan. The ownership percentage of the holders of Allowed Bond Claims may be diluted by (i) the Rights Offering or the Private Placement and (ii) the Standby Loan, if necessary.

     Holders of Existing Common Stock in the Parent Company as of the Voting Record Date will be issued 4% of the shares of the New Common Stock on the Effective Date and holders of Existing Common Stock as of the Rights Offering Record Date will receive rights to purchase additional shares of New Common Stock under the Rights Offering, which will be made in a separate prospectus sent to such holders of Existing Common Stock. The ownership percentage of the holders of Existing Common Stock may be diluted by (i) either the Rights Offering or the Private Placement and (ii) the Standby Loan, if necessary.

     To implement this Plan, the Reorganized Debtors will raise up to $90 million of new investment in the Reorganized Parent Company by (i) either the Rights Offering or the Private Placement, and (ii) if applicable, the Standby Loan. Under the Rights Offering, which will be made pursuant to a separate prospectus, holders of Existing Common Stock as of the Rights Offering Record Date will have the exclusive first opportunity to buy additional shares of the New Common Stock for a price of $0.26 per current share, up to an aggregate of $90 million. Holders of Existing Common Stock as of the Rights Offering Record Date who wish to purchase more than their allocable portion of the shares offered to them in the Rights Offering may do so, to the extent that other shareholders do not elect to participate in the Rights Offering. If the Rights Offering is not fully subscribed up to $90 million by holders of Existing Common Stock as of the Rights Offering Record Date, then the Parent Company may offer the remaining shares of the New Common Stock to third parties pursuant to the Rights Offering. In connection with the Rights Offering, the Parent Company filed a registration statement with the SEC to register the Rights and to register shares of New Common Stock under the Rights Offering. If the registration statement filed with the SEC is not declared effective by a date sufficiently early to give the Parent Company adequate time to arrange and complete the Rights Offering, the Parent Company will, in its sole discretion, discontinue the Rights Offering and proceed with the Private Placement. The Rights Offering or Private Placement will be arranged by Jefferies & Company, Inc., or another investment banker, subject to the approval of the Bankruptcy Court. Jefferies & Company, Inc., or another investment banker, will be retained by the Parent Company for the limited purpose of arranging the Rights Offering or Private Placement and not as a general financial advisor to the Debtors.

     To the extent that the proceeds of the Rights Offering or the Private Placement are less than $90 million, the Debtors will issue, and the Standby Lenders will purchase, an amount of senior subordinated notes to be determined by the Reorganized Parent Company. This amount will be a maximum of $70 million given the current level of commitment under the Standby Loan and a maximum of $90 million if more Standby Loan commitments are obtained and made available before the conclusion of the Confirmation Hearing, or the Effective Date if the Debtors choose to extend the Rights Offering to that date. Payment of the Standby Loan Notes will be expressly subordinate to the full and final payment in cash of all obligations arising in connection with the Credit Facility and payments made under the Standby Loan will be subject to the consent of Chase. The Standby Loan is not conditioned on any minimal Rights Offering subscription or Private Placement sale.

     If the Reorganized Parent Company draws on the Standby Loan, the Standby Lenders will receive the Standby Shares. If $70 million in principal amount of the Standby Loan Notes are issued, the Standby Lenders will receive 14% of the fully diluted New Common Stock. The amount of Standby Shares issued will be adjusted ratably according to the actual amount of Standby Loan Notes issued. The Standby Shares issued to the Standby Lenders will be in addition to the shares of New Common Stock issued to holders of Existing Bonds, holders of Existing Common Stock and to persons participating in the Rights Offering or Private Placement. The manner in which shares of New Common Stock are subject to dilution is illustrated in the Disclosure Statement.

                                   ARTICLE II

                  DEFINITIONS, CONSTRUCTION AND INTERPRETATION

     As used in the Plan, the following terms shall have the meanings specified below.

     2.1 Actual Price: The weighted average of the price received by the Reorganized Debtors for all of their oil and gas production, including hedged and unhedged production (net of hedging costs) in dollars per barrel of oil equivalent using a 6:1 conversion ratio for natural gas.

     2.2 Administrative Convenience Claim: Any Claim in the amount of $1,000 or less.

     2.3 Administrative Expense: Any cost or expense of administration of the Chapter 11 Case incurred on or before the Confirmation Date entitled to priority under section 507(a)(1) and allowed under section 503(b) of the Bankruptcy Code, including (i) any actual and necessary expenses of preserving the Debtors' estate, including wages, salaries or commissions for services rendered after the commencement of the Chapter 11 Case, certain taxes, fines and penalties, any actual and necessary expenses of operating the business of the Debtors, any indebtedness or obligations incurred by or assessed against the Debtors in connection with the conduct of its business, or for the acquisition or lease of property or for provision of services to the Debtors, including all allowances of compensation or reimbursement of expenses to the extent allowed by the Bankruptcy Court under the Bankruptcy Code, and any fees or charges assessed against the Debtors' estate under chapter 123, title 28, United States Code and
(ii) the reasonable fees and expenses of the Indenture Trustee under the Existing Bond Indenture, including the reasonable fees and expenses of its professionals to be paid under the terms of the Existing Bond Indenture, upon application to the Bankruptcy Court.

     2.4 Allowed: When used in connection with a Claim, any Claim against or Equity Interest in the Debtors, proof of which was filed on or before the last date designated by the Bankruptcy Court as the last date for filing proofs of Claim or Equity Interest or such other applicable date as ordered by the Bankruptcy Court or permitted by the Bankruptcy Rules; or, if no proof of Claim or Equity Interest is filed, any Claim against or Equity Interest in the Debtors which has been or in the future is listed by the Debtors as liquidated in amount and not disputed or contingent and a Claim or Equity Interest as to which no objection to the allowance thereof has been interposed; or, in the case of Administrative Expense Claim recognized as such by the Debtors, such Claim or Equity Interest has been allowed in whole or in part by a Final Order. Unless otherwise specified in the Plan, "Allowed Claim" shall not, for the purposes of computation or Distributions under the Plan, include postpetition interest on the amount of the Claim.

     2.5 Amended Employment Agreement: An amended and restated form of an existing employee's employment agreement in a form acceptable to the Debtors, the Creditors Committee and the employee which is executed by the employee and the Debtors and filed with the Bankruptcy Court by March 1, 2000.

     2.6 Amended and Restated Articles of Incorporation: The amended and restated articles of incorporation of Coho Energy, Inc. that are approved pursuant to this Plan and that shall go into effect on the Effective Date.

     2.7  Appaloosa: Appaloosa Management, L.P.

     2.8 Bank Group: MeesPierson Capital Corp.; Paribas, Houston Agency; Christiania Bank OG Kreditkasse, ASA; Den Norske Bank ASA; Bank of Scotland; Bank One, Texas, N.A.; Credit Lyonnais New York Branch; and Toronto Dominion (Texas), Inc.

     2.9 Bank Group Claim: The aggregate of all Claims asserted in connection with the Existing Bank Group Loan Agreement, including, but not limited to, approximate amount of $240 million of principal, plus accrued interest, reasonable attorney's fees and reasonable expenses.

     2.10 Bankruptcy Code: The Bankruptcy Reform Act of 1978, as amended, title 11, United States Code, as applicable to this Chapter 11 case.

     2.11 Bankruptcy Court: The United States District Court for the Northern District of Texas, Dallas Division, having jurisdiction over the Chapter 11 Case, or in the event such Court ceases to exercise jurisdiction over the Chapter 11 Case, such court or adjunct thereof that exercises jurisdiction over the Chapter 11 Case in lieu of the United States Bankruptcy Court for the Northern District of Texas, Dallas Division.

     2.12 Bankruptcy Rules: The Federal Rules of Bankruptcy Procedure, as amended, and the local rules of the Bankruptcy Court, as applicable to this Chapter 11 Case.

     2.13 Base Rate: The floating annual interest rate established by Chase from time to time as its base rate of interest and which may not be the lowest or best interest rate charged by Chase on loans similar to the Credit Facility.

     2.14 Bond Claims: Claims asserted by the holders of Existing Bonds issued in connection with the Existing Bond Indenture.

     2.15 Cash: Cash, cash equivalents and other readily marketable securities or instruments issued by a Person other than a Debtor, including readily marketable direct obligations of the United States of America, certificates of deposit issued by banks and commercial paper of any entity, including interest accrued or earned thereon.

     2.16 Chapter 11 Case: The case under Chapter 11 of the Bankruptcy Code in which the Debtors are the Debtors-in-Possession.

     2.17 Chase: The Chase Manhattan Bank, as agent for the Lenders under the Credit Facility.

     2.18 Chase Commitment Letter: Letter dated December 9, 1999 from Chase to the Debtors containing the Lenders' fees for arranging the Credit Facility and the terms of the Lenders' commitment.

     2.19 Claim: Any right to payment from any of the Debtors arising at any time before the Effective Date, whether or not the right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or any right to any equitable remedy for future performance if the applicable breach gives rise to a right of payment from any of the Debtors, whether or not the right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

     2.20 Collateral: The following property of the Debtors: (i) the issued and outstanding capital stock and other equity interests of all existing or hereafter created or acquired direct and indirect subsidiaries of the Parent Company, (ii) certain proved mineral interests selected by Chase having a present value, as determined by Chase, of not less than eighty-five percent (85%) of the present value of all proved mineral interests of the Debtors evaluated by the Lenders for purposes of determining the borrowing base, and (iii) other tangible and intangible assets of the Debtors.

     2.21 Confirmation Date: The date on which the Bankruptcy Court enters the Confirmation Order.

     2.22 Confirmation Hearing: The Bankruptcy Court hearing to confirm the Plan, scheduled for March 15, 2000.

     2.23 Confirmation Order: A Final Order of the Bankruptcy Court confirming the Plan in accordance with the provisions of Chapter 11 of the Bankruptcy Code.

     2.24 Credit Agreement: The Senior Revolving Credit Agreement to be entered into by the Parent Company, the Lenders and Chase in connection with the Credit Facility.

     2.25 Credit Facility: A Senior Revolving Credit Facility of up to $250 million from the Lenders with Chase as agent.

     2.26 Creditor: Any person that holds a Claim against a Debtor that arose on or before the Effective Date, or a Claim against a Debtor of any kind specified in sections 502(f), 502(g), 502(h) or 502(i) of the Bankruptcy Code.

     2.27 Creditors Committee: The Official Committee of Unsecured Creditors in Chapter 11 Case.

     2.28 Debtors: Coho Energy, Inc., a Texas corporation; Coho Resources, Inc., a Nevada corporation; Coho Oil & Gas, Inc., a Delaware corporation; Coho Exploration, Inc., a Delaware corporation; Coho Louisiana Production Company, a Delaware corporation; and Interstate Natural Gas Company, a Delaware corporation.

     2.29 Debtors' Schedules: The Schedules of Assets and Liabilities, Statement of Financial Affairs and Statement of Executory Contracts, as each may be amended, filed by the Debtors with the Bankruptcy Court in accordance with section 521(l) of the Bankruptcy Code.

     2.30 Disclosure Statement: The Disclosure Statement under 11 U.S.C. sec. 1125, filed by the Debtor in connection with this Plan on December 21, 1999, as amended.

     2.31 Disputed Claim: A Claim against a Debtor (a) as to which an objection has been filed on or before the deadline for objecting to a Claim by the Debtors or any party in interest and which objection has not been withdrawn or resolved by entry of a Final Order, (b) a Claim that has been asserted in an amount greater than that listed in the Debtors' Schedules as liquidated in an amount and not disputed or contingent, or (c) that the Debtors' Schedules list as contingent, unliquidated or disputed.

     2.32 Disputed Claims Reserve: A segregated account to be held in trust by the Debtors for the benefit of holders of Disputed Claims in accordance with the provisions of Article XV of the Plan.

     2.33 Distribution: The property required by the Plan to be distributed to the holders of Allowed Claims.

     2.34 Effective Date: A date eleven or more days after entry of the Confirmation Order on which the Plan is consummated by the occurrence of the following: (i) the Existing Common Stock is extinguished and shares of the New Common Stock have been issued to the holders of the Existing Common Stock; (ii) the Existing Bonds are extinguished and shares of the New Common Stock are issued to the holders of the Existing Bonds; (iii) the Bank Group Claim is paid in full; (iv) the Credit Agreement is executed and delivered; (v) funds are received from the Rights Offering or Private Placement and New Common Stock is issued to such subscribers; and (vi) the Standby Loan is funded, if necessary, in each case, in accordance with the terms of this Plan.

     2.35 Employee Benefit Plan: An employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended from time to time, together with all regulations issued pursuant thereto, (and including any plan established pursuant to section 401(k) of the Internal Revenue Code of 1986, as amended) that is now or was previously maintained, sponsored or contributed to by a Debtor.

     2.36 Equity Interest: Any equity interest in the Parent Company by ownership of Existing Common Stock, including any warrants or options to acquire any Existing Common Stock and any rights pertaining to the Existing Common Stock, including voting rights, rights to receive dividends or other distributions, rights to request or demand any shares to be registered under securities laws, rights to nominate directors or to otherwise determine membership on a board of directors or any committee of a board of directors, rights to approve or to withhold approval of any matters pertaining to the Parent Company, rights to acquire any additional securities of the Parent Company or to acquire any rights with respect to those securities, and any rights to receive proceeds from any liquidation or dissolution of the Parent Company.

     2.37 Eurodollar Rate: The annual interest rate equal to the London interbank offered rate for deposits in United States dollars that are offered to Chase.

     2.38 Existing Bank Group Loan Agreement: The Fourth Amended and Restated Credit Agreement dated December 18, 1997, among Coho Resources, Inc.; Coho Louisiana Production Company; Coho Exploration, Inc.; Coho Oil & Gas, Inc.; Coho Energy, Inc., Interstate Natural Gas, a Delaware corporation; and the members of the Bank Group; the Fourth Amended and Restated Credit Agreement dated December 18, 1997, as supplemented and amended and all related documents, by and between the Debtors and the Bank Group.

     2.39 Existing Bond Indenture: The Indenture dated October 1, 1997, as amended by the First Supplemental Indenture dated September 2, 1998, among Coho Energy, Inc., the subsidiary guarantors named therein and HSBC Bank USA, formerly known as Marine Midland Bank.

     2.40 Existing Bonds: The Bonds issued before the Petition Date under the Existing Bond Indenture.

     2.41 Existing Common Stock: The common stock of the Parent Company, $0.01 par value, existing before the Effective Date.

     2.42 Final Order: An order that is no longer subject to appeal, certiorari proceeding or other proceeding for review or rehearing, and as to which no appeal, certiorari proceeding, or other proceeding for review or rehearing shall then be pending.

     2.43 Fully Secured Claim: A Claim secured by a lien on property whose value exceeds the Allowed amount of that Claim pursuant to section 506(a) of the Bankruptcy Code.

     2.44 General Unsecured Claims: A Claim other than a Bond Claim not secured by a charge against or interest in property in which the Debtors' estate has an interest.

     2.45  Lenders: A syndicate of lenders under the Credit Facility.

     2.46 Miscellaneous Secured Claim: A secured claim under section 506 of the Bankruptcy Code other than the Bank Group Claim, including properly perfected mechanic's and materialman's lien claims.

     2.47 New Common Stock: The common stock, $0.01 par value, of the Reorganized Parent Company from and after the Effective Date.

     2.48  Pacholder: Pacholder Associates, Inc.

     2.49  Parent Company: Coho Energy, Inc., a Texas corporation.

     2.50  Oaktree: Oaktree Capital Management, LLC.

     2.51 Person: An individual, a corporation, a limited liability company, a partnership, an association, a joint stock company, a joint venture, an estate, a trust, an unincorporated association or organization, a government or any agency or subdivision thereof or any other entity.

     2.52 Petition Date: August 23, 1999, the date on which the Debtors filed their voluntary Chapter 11 petition.

     2.53 Plan: This Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code, either in its present form or as it may be altered, amended, or modified from time to time.

     2.54 Plan Participants: Debtors, Reorganized Debtors, the Creditors Committee and members thereof, the Indenture Trustee under the Existing Bond Indenture, and directors, officers, employees and advising professionals of all of the preceding.

     2.55  PPM America: PPM America, Inc.

     2.56 Private Placement: The private placement of New Common Stock with third party investors pursuant to Rule 144A of the Securities Act of 1933.

     2.57  Priority Tax Claim: Any Claim entitled to priority in payment under section 507(a)(7) of the Bankruptcy Code.

     2.58 Rejected Agreements: All executory contracts and unexpired leases of the Debtors listed or otherwise described on Schedule A to the Disclosure Statement.

     2.59 Reorganized Debtors: The Debtors, as reorganized pursuant to this Plan.

     2.60 Reorganized Parent Company: The Parent Company, as reorganized pursuant to this Plan.

     2.61 Representatives: Any officer, director, financial advisor, attorney or other professional who participated in the formulation or confirmation of the Plan for the Debtor or the Plan Participants.

     2.62 Rights: Rights to purchase shares of New Common Stock that will be offered to the holders of Existing Common Stock pursuant to the Rights Offering.

     2.63 Rights Offering: The rights offering to be made pursuant to a prospectus distributed to the holders of Existing Common Stock of the Parent Company as of the Rights Offering Record Date, which will give holders of Existing Common Stock as of the exclusive first right to purchase additional shares of the New Common Stock, and, at the Parent Company's discretion, allow third parties the opportunity to purchase any unsubscribed shares of New Common Stock.

     2.64 Rights Offering Record Date: The date, to be set by the board of directors of the Parent Company in accordance with applicable law, for determination of holders of Existing Common Stock eligible to participate in the Rights Offering.

     2.65  SEC: Securities and Exchange Commission.

     2.66 Secured Claim: A Claim to the extent of the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, of any interest in property of the Debtor's estate securing such Claim. To the extent that the value of such interest is less than the amount of the Claim which has the benefit of such security, such Claim is an Unsecured Deficiency Claim unless, in any such case, the class of which such Claim is a part makes a valid and timely election under section 1111(b) of the Bankruptcy Code to have such Claim treated as a Secured Claim to the extent allowed.

     2.67 Standby Lenders: PPM America, Pacholder, Oaktree and Appaloosa and their assignees, holders of Existing Bonds who participate in the Standby Loan, and others who may participate in the Standby Loan.

     2.68 Standby Lender Fee Letter: Letter dated January 24, 2000 from the Standby Lenders to the Debtors containing the Standby Lenders' fees for arranging the Standby Loan and the terms of their commitment.

     2.69 Standby Loan: A loan currently committed of up to $70 million from PPM America, Pacholder, Oaktree and Appaloosa and others wishing to participate in the Standby Loan, which may increase to a total commitment of $90 million.

     2.70 Standby Loan Agreement: The note purchase agreement to be entered into by the Debtors, PPM America, Pacholder, Oaktree, Appaloosa and holders of Existing Bonds wishing to participate in the Standby Loan in connection with the Standby Loan.

     2.71 Standby Loan Notes: Notes issued by the Debtors to evidence loans made pursuant to the Standby Loan Agreement.

     2.72 Standby Shares: The fully diluted New Common Stock of the Reorganized Company to be issued to the Standby Lenders if the Debtors draw on the Standby Loan.

     2.73 Treasury Rate: The yield of U.S. Treasury securities, with a term equal to the then remaining term of the Standby Loan Notes, which has become publicly available on the third business day before the date fixed for repayment.

     2.74 Unsecured Deficiency Claim: A Claim by a Creditor arising out of the same transaction as a Secured Claim to the extent that the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, of such Creditor's interest in property of the Debtor's estate securing such Claim is less than the amount of the Claim which has the benefit of such security as provided by section 506(a) of the Bankruptcy Code, unless, in any such case, the class of which such Claim is a part makes a valid and timely election under section 1111(b) of the Bankruptcy Code to have such Claim treated as a secured claim to the extent allowed.

     2.75 Voting Record Date: The date the Bankruptcy Court enters the order approving the Disclosure Statement.

     The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Plan as a whole and not to any particular section, subsection or clause contained in this Plan, unless the context requires otherwise. Whenever from the context it appears appropriate, each term stated in either the singular or the plural includes both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender include each of the masculine, feminine and the neuter genders. The section headings contained in the Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of the Plan. In this Plan, "including" means "including without limitation".

     A term used in this Plan, not defined in this Plan and defined in the Bankruptcy Code has the meaning assigned to it in the Bankruptcy Code. A term used in this Plan, not defined in this Plan, not defined in the Bankruptcy Code and defined in the Bankruptcy Rules has the meaning assigned to it in the Bankruptcy Rules.

                                  ARTICLE III

                 CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

     Claims and Equity Interests of COHO ENERGY, INC. are classified as follows:

     3.1  Class 1: Allowed Administrative Expense Claims

     3.2  Class 2: Allowed Priority Tax Claims

     3.3  Class 3: Allowed Bank Group Claim

     3.4  Class 4: Allowed Miscellaneous Secured Claims

     3.5  Class 5: Allowed Bond Claims

     3.6  Class 6: Allowed General Unsecured Claims

     3.7  Class 7: Allowed Administrative Convenience Claims

     3.8 Class 8: Allowed Interests of Equity Security Holders of Coho Energy, Inc.

                                   ARTICLE IV

       IDENTIFICATION OF CLAIMS AND EQUITY INTERESTS IMPAIRED BY THE PLAN

     4.1 Unimpaired Classes: Classes 1, 4 and 7 Claims are not impaired under the Plan and are not entitled to vote to accept or reject the Plan.

     4.2 Impaired Classes to Vote on Plan: The Claims and Equity Interests specified in Classes 2, 3, 5, 6 and 8 of the Plan are impaired and are entitled to vote to accept or reject the Plan.

     4.3 Controversy Concerning Impairment: In the event of a controversy as to whether any Claim or Equity Interest or class of Claims or Equity Interests is impaired under the Plan, the Bankruptcy Court will, after notice and a hearing, determine the controversy.

                                   ARTICLE V

  PROVISIONS FOR TREATMENT OF ALLOWED ADMINISTRATIVE EXPENSE CLAIMS (CLASS 1)

     5.1 Full Payment: On the Effective Date, each Allowed Administrative Expense Claim will be paid in full in Cash or from any retainers on hand, or upon such other terms as may be agreed by and between the holder of such Claim and the Debtor.

     5.2 Impairment: Administrative Expense Claims are not impaired under the Plan.

                                   ARTICLE VI

       PROVISIONS FOR TREATMENT OF ALLOWED PRIORITY TAX CLAIMS (CLASS 2)

     6.1 Treatment: Except to the extent that a holder of an Allowed Priority Tax Claim agrees to a different treatment, each holder of an Allowed Priority Tax Claim will receive on account of such Claim a promissory note, dated as of the Effective Date, in the principal amount of the Allowed Claim of each such Creditor calculated as of the Effective Date. Each promissory note will provide for payment of monthly installments of principal and interest as if such note was being amortized over a period of sixty (60) months, with payments commencing on the first day of the second month after the Effective Date. Each note will become due and payable in full five (5) years after the date of assessment of such claim. Each note will bear interest at the rate of 6% per annum unless a different rate is chosen by the Bankruptcy Court pursuant to sections 1129(a)(9)(c) and 1129(b)(2)(A)(i).

     6.2  Impairment: Allowed Priority Tax Claims are impaired under the Plan.

     6.3 Provision for Disputed Priority Tax Claims: The Debtors will litigate Disputed Priority Tax Claims to determine the extent to which the Disputed Priority Tax Claim should be allowed. During the pendency of such litigation, the Debtor will place into the Disputed Claims Reserve such amounts as may be fixed by agreement, by provisional allowance in the Confirmation Order, or by other order of the Bankruptcy Court, unless other depository arrangements or terms are directed by order of the Bankruptcy Court.

                                  ARTICLE VII

       PROVISIONS FOR TREATMENT OF THE ALLOWED BANK GROUP CLAIM (CLASS 3)

     7.1 Treatment: On the Effective Date, the Allowed Bank Group Claim will be treated as a fully secured claim and will be paid in full in cash. At such time as the Allowed amount of the Bank Group's Claim is fixed and paid in full, the Claim will be extinguished and all liens discharged. The entry of the Confirmation Order will be a final and binding adjudication on the allowance of the Bank Group Claim (in an amount agreed to by the Debtors, the Creditors Committee and the Bank Group or as allowed by Bankruptcy Court order after objection) and will operate as a final and conclusive compromise and settlement of any and all claims which have or may be asserted by or through the Debtors against the Bank Group, its constituent members, their successors, assigns, officers, directors, employees, attorneys, agents and representatives thereof. The Parent Company will obtain the funds necessary for the payment of the Allowed Bank Group Claim through the combination of (i) the Credit Facility,
(ii) the Rights Offering and the Private Placement, (iii) cash on hand from the Debtors' operations, and (iv) the Standby Loan, if necessary.

     7.2 Impairment: The Allowed Bank Group Claim is impaired under the Plan. Payment in cash of a claim such as the Allowed Bank Group Claim is no longer listed in section 1124 of the Bankruptcy Code as a form of unimpairment.

                                  ARTICLE VIII

       PROVISIONS FOR TREATMENT OF MISCELLANEOUS SECURED CLAIMS (CLASS 4)

     8.1 Treatment: Allowed Miscellaneous Secured Claims will receive cash payment in an amount equal to one hundred percent (100%) of such Allowed Miscellaneous Secured Claims on the later of the Effective Date or the date upon which the Miscellaneous Secured Claims is Allowed, or within 10 days thereafter.

     8.2 Impairment: The Allowed Miscellaneous Secured Claims are unimpaired under the Plan.

                                   ARTICLE IX

           PROVISIONS FOR TREATMENT OF ALLOWED BOND CLAIMS (CLASS 5)

     9.1 Treatment: On the Effective Date, the Existing Bond Indenture and Existing Bonds will be extinguished. Holders of Allowed Bond Claims will receive on the Effective Date their pro rata share of 96% of the New Common Stock, without giving effect to the shares issuable under the Rights Offering or the Private Placement and, the Standby Loan, as necessary.

     9.2  Impairment: The Allowed Bond Claims are impaired under the Plan.

                                   ARTICLE X

     PROVISIONS FOR TREATMENT OF ALLOWED GENERAL UNSECURED CLAIMS (CLASS 6)

     10.1 Treatment: In full satisfaction of all Allowed General Unsecured Claims, each holder thereof will receive cash payment of 100% of its Allowed Claim in four equal quarterly installments, without interest, the first of which will be paid on the Effective Date and the remainder of which will be paid on the first day of each subsequent calendar quarter. When a Disputed General Unsecured Claim becomes an Allowed General Unsecured Claim, that date will be treated as the Effective Date for such Claim and the remainder of such Claim will be paid on the first day of each of the next three calendar quarters.

     10.2 Impairment: Allowed General Unsecured Claims are impaired under the Plan.

                                   ARTICLE XI

PROVISIONS FOR TREATMENT OF ALLOWED ADMINISTRATIVE CONVENIENCE CLAIMS (CLASS 7)

     11.1 Treatment: Except to the extent that an Allowed Administrative Convenience Claim has been paid by the Debtors before the Effective Date or a holder of the Claim agrees to a different treatment, each holder of an Allowed Administrative Convenience Claim will be paid in full in Cash on the later of the Effective Date or the date such Allowed Administrative Convenience Claim becomes an Allowed Administrative Convenience Claim, or within 10 days thereafter.

     11.2 Impairment. Allowed Administrative Convenience Claims are unimpaired under the Plan.

                                  ARTICLE XII

                     PROVISIONS FOR TREATMENT OF INTERESTS
           OF EQUITY SECURITY HOLDERS OF COHO ENERGY, INC. (CLASS 8)

     12.1 Treatment: The holders of Existing Common Stock will receive fair and equitable treatment under the Plan. On the Effective Date the Existing Common Stock will be extinguished and holders of the

Existing Common Stock as of the Voting Record Date will receive their pro rata share of 4% of the New Common Stock, without giving effect to the shares issuable under either the Rights Offering or the Private Placement or any shares of New Common Stock issued under the Standby Loan, as necessary. The holders of Existing Common Stock as of the Rights Offering Record Date will also receive exclusive first priority rights to purchase in the Rights Offering, to be made pursuant to a separate prospectus, additional shares of the New Common Stock for a purchase price of $0.26 per share, up to a total of $90 million. However, as described in Section 13.4(b) below, if the registration statement filed with the SEC in connection with the Rights Offering is not declared effective by a date sufficiently early to give the Parent Company adequate time to arrange and complete the Rights Offering, the Parent Company may, in its sole discretion, discontinue the Rights Offering and proceed with the Private Placement.

     12.2 Impairment: The holders of Existing Common Stock are impaired under the Plan.

                                  ARTICLE XIII

                        MEANS FOR EXECUTION OF THE PLAN

     13.1 Substantive Consolidation: For purposes of this Plan, all the Debtors will be treated as substantively consolidated with the Parent Company.

     13.2 Reorganized Debtors: From and after the Effective Date, each of the Reorganized Debtors will continue in existence as a separate corporate entity, in accordance with the law applicable in the jurisdiction under which it was incorporated and pursuant to its charter and bylaws in effect on the Effective Date. Each of the Reorganized Debtors will not be liquidated, and will continue to engage in the businesses permitted by its charter and bylaws. The stock in each Reorganized Debtor other than the Reorganized Parent Company will not be effected by this Plan.

     13.3 Payment of Allowed Bank Group Claim: The Reorganized Parent Company will obtain the funds necessary for the payment of the Allowed Bank Group Claim through the combination of (i) the Credit Facility, (ii) the Rights Offering or the Private Placement, (iii) cash on hand from the Debtors' operations, and (iv) the Standby Loan, if necessary.

          (a) The Credit Facility. On the Effective Date, the Reorganized Parent Company will establish the Credit Facility with Chase, as agent for the Lenders, for a principal amount of up to $250 million. The Credit Facility will limit advances to the amount of the borrowing base, which is anticipated to be set initially at $210 million, $10 million of which must remain undrawn and available on the Effective Date. The borrowing base will be the loan value to be assigned to the proved reserves attributable to the Reorganized Parent Company's oil and gas properties. The initial borrowing base will be subject to Chase's review of the January 1, 2000 reserve report to be prepared by the Parent Company and audited by an independent petroleum engineering firm acceptable to the Lenders. The initial borrowing base will be determined before the Confirmation Hearing.

          The Credit Facility will be subject to semiannual borrowing base redeterminations, each May 1 and November 1, and such redeterminations will be made in the sole discretion of the Lenders. The Reorganized Parent Company will deliver to the Lenders by April 1 and October 1 of each year a reserve report prepared as of the immediately preceding January 1 and July 1, respectively. The January 1 reserve report will be prepared by the Reorganized Parent Company and audited by an independent petroleum engineering firm, acceptable to Chase, and the July 1 reserve report will be prepared internally by the Reorganized Parent Company, in a form acceptable to Chase. Based in part on the reserve report, the Lenders will redetermine the borrowing base in their sole discretion. For an increase in the borrowing base, consent of 100% of the Lenders will be required. To maintain the borrowing base, or to reduce the borrowing base, consent of 75% of the Lenders of outstanding loans or, in the event that no loans are outstanding, the Lenders holding 75% of the current commitments under the Credit Facility, will be required. The Reorganized Parent Company or Chase may request one additional borrowing base determination during any calendar year.

          (b) Credit Facility Interest Payments and Term. Interest on advances under the Credit Facility will be payable on the earlier of (i) the expiration of any interest period under the Credit Facility or (ii) quarterly, beginning with the first quarter after the Effective Date. Amounts outstanding under the Credit Facility will accrue interest at the option of the Reorganized Parent Company at (i) the Eurodollar Rate, plus an applicable margin, or (ii) the Base Rate, plus an applicable margin. All outstanding advances under the Credit Facility are due and payable in full three years from the Effective Date.

          (c) Security. The Credit Facility will be secured by granting first and prior security interests and mortgage liens in the Collateral to Chase for the benefit of the Lenders. The rights and responsibilities of Chase, the Lenders and the Debtors will be governed by the Credit Agreement and related documents, which will permit the Lenders to enforce their rights to the Collateral upon the occurrence of an "event of default" (as defined in the Credit Agreement).

          (d) Fees Paid in Connection with the Credit Facility. Certain fees for the Lenders contained in the Chase Commitment Letter were approved by the Bankruptcy Court at a hearing on the fees held on January 27, 2000. These fees include an initial due diligence fee of $200,000. If the Lenders fund under the Credit Facility on the Effective Date, they will be entitled to an additional aggregate $6.5 million of closing fees. All fees paid by the Parent Company in connection with the Credit Facility are non-refundable and are in addition to reimbursements to be paid for expenses incurred by Chase in connection with the preparation of the Credit Agreement.

          The Chase Commitment Letter provides that there are a number of conditions that must be met before the Lenders will be committed to fund the Credit Facility on the Effective Date, including: (a) agreement concerning definitive documents, (b) completion of economic due diligence and (c) approval by Chase of the Reorganized Parent Company's management team and capital structure. Chase and the Debtors will come to agreement on definitive documents in keeping with the terms of the Plan by March 1, 2000. When Chase indicates to the Debtors by the later of March 14, 2000 or the last business day immediately preceding the Confirmation Hearing, that all conditions have been met, the Lenders will be committed to fund on the Effective Date. If the Lenders fund on the Effective Date, they will be entitled to $6.5 million in closing fees.

          (e) Payment of Allowed Bank Group Claim. The Allowed Bank Group Claim consists of approximately $240 million of principal (plus accrued interest and reasonable fees and expenses). The Reorganized Parent Company will use approximately $200 million in advances under the Credit Facility toward the payment of the Allowed Bank Group Claim. The remaining amount of the Allowed Bank Group Claim will be paid with the proceeds of the Rights Offering, the Private Placement, and if necessary, the Standby Loan. The Allowed amount of the Bank Group Claim will be fixed and determined before the conclusion of the Confirmation Hearing, either by agreement between the Bank Group, the Debtors and the Creditors Committee, or as allowed by Bankruptcy Court order after objection.

     13.4 New Investment: To implement this Plan, the Reorganized Debtors will raise up to $90 million of new investment in the Reorganized Parent Company by the Rights Offering or the Private Placement, and, if applicable, the Standby Loan. A portion of the proceeds from the Rights Offering, the Private Placement and the Standby Loan, if applicable, will be used to pay the balance of the Bank Group Claim.

          (a) The Rights Offering or Private Placement. Under the Rights Offering, holders of Existing Common Stock as of the Rights Offering Record Date will have the right to buy additional shares of the New Common Stock based on the number of shares of Existing Common Stock owned as of the Rights Offering Record Date, for a price of $0.26 per share, up to an aggregate of $90 million. Holders of Existing Common Stock as of the Rights Offering Record Date who wish to purchase more than their allocable portion of the shares offered to them in the Rights Offering may do so, to the extent that other shareholders do not elect to participate in the Rights Offering. If the Rights Offering is not fully subscribed up to $90 million by the holders of Existing Common Stock as of the Rights Offering Record

     Date, then the Parent Company may offer the remaining shares of New Common Stock to third parties pursuant to the Rights Offering.

          (b) Registration and Termination of Rights Offering; Private Placement. In connection with the Rights Offering, the Parent Company filed a registration statement with the SEC to register the Rights and to register the shares of New Common Stock under the Rights Offering. If the registration statement filed with the SEC is not declared effective by a date sufficiently early to give the Parent Company adequate time to arrange and complete the Rights Offering, the Parent Company may, in its sole discretion, discontinue the Rights Offering and proceed with the Private Placement. The Parent Company paid a filing fee of $23,760 to the SEC in conjunction with the filing of the registration statement and other associated expenses in conjunction with the printing and mailing of the related prospectus. If the Rights Offering is not fully subscribed up to $90 million by holders of Existing Common Stock as of the Rights Offering Record Date, then the Parent Company may offer any of the remaining shares to third-party investors. The Rights Offering or the Private Placement would be arranged by Jefferies & Company, Inc., or another investment banker, subject to the approval of the Bankruptcy Court. Jefferies & Company, Inc., or another investment banker, will be retained for the limited purpose of arranging the Rights Offering or the Private Placement and not as a general financial advisor to the Debtors.

          THIS PLAN REFERS TO AND BRIEFLY DESCRIBES, AS AN INTEGRAL PART OF THE PLAN, A "RIGHTS OFFERING" AND A "PRIVATE PLACEMENT". THIS PLAN DOES NOT AND THE DISCLOSURE STATEMENT WILL NOT CONSTITUTE A SOLICITATION OF ACCEPTANCE OF RIGHTS TO BE DISTRIBUTED PURSUANT TO THE RIGHTS OFFERING, AN OFFER TO SELL (OR A SOLICITATION OF AN OFFER TO BUY) THE RIGHTS OR THE SHARES OF NEW COMMON STOCK TO BE OFFERED PURSUANT TO THE RIGHTS OFFERING, OR, IF APPLICABLE, AN OFFER TO SELL (OR THE SOLICITATION OF AN OFFER TO BUY) THE SHARES OF NEW COMMON STOCK TO BE OFFERED PURSUANT TO THE PRIVATE PLACEMENT. THE ISSUANCE OF THE RIGHTS PURSUANT TO THE RIGHTS OFFERING AND THE OFFER OF SHARES OF NEW COMMON STOCK PURSUANT TO THE RIGHTS OFFERING MAY ONLY BE MADE BY MEANS OF A PROSPECTUS INCLUDED WITHIN A REGISTRATION STATEMENT THAT HAS BEEN FILED WITH, AND THAT HAS BEEN DECLARED EFFECTIVE BY, THE SEC AND AFTER COMPLIANCE WITH ANY APPLICABLE STATE OR OTHER SECURITIES LAWS. THE PARENT COMPANY HAS FILED A REGISTRATION STATEMENT WITH THE SEC. ANY OFFER OF SHARES OF NEW COMMON STOCK PURSUANT TO THE PRIVATE PLACEMENT MAY ONLY BE MADE BY MEANS OF, AND ON THE CONDITIONS CONTAINED IN, AN OFFERING MEMORANDUM PROVIDED BY THE PARENT COMPANY. INFORMATION ABOUT THE RIGHTS OFFERING AND THE PRIVATE PLACEMENT IS INCLUDED IN THE DISCLOSURE STATEMENT AND IN THIS PLAN SOLELY FOR THE PURPOSE OF SATISFYING REQUIREMENTS OF THE BANKRUPTCY CODE TO PROVIDE INFORMATION ADEQUATE TO ENABLE THE HOLDERS OF CLAIMS AND INTERESTS TO MAKE AN INFORMED DECISION ABOUT THE PLAN.

          (c) The Standby Loan. The Standby Loan is to be made pursuant to a senior subordinated note facility under which the Reorganized Debtors will issue, and the Standby Lenders will purchase, an amount of senior subordinated notes to be determined by the Reorganized Debtors. This amount will be a maximum of $70 million given the current level of commitment under the Standby Loan and a maximum of $90 million if more Standby Loan commitments are obtained and made available before the conclusion of the Confirmation Hearing, or the Effective Date, if the Debtors choose to extend the Rights Offering to that date. The rights and responsibilities of the Standby Lenders and the Debtors will be governed by the Standby Loan Agreement.

          (d) Terms of the Standby Loan. Debt under the Standby Loan Agreement will be evidenced by the Standby Loan Notes, maturing seven years after the Effective Date and bearing interest at a minimum annual rate of 15% and payable in cash semiannually. After the first anniversary of the Effective Date, additional semiannual interest will be payable in an amount equal to 1/2% for every $0.25 that the Actual Price exceeds $15 per barrel of oil equivalent during the applicable semiannual interest period, up to a maximum of 10% additional interest per year. Additionally, upon an event of default occurring under the Standby Loan, interest will be payable in cash, unless otherwise required to be paid-in-kind, at a rate equal to 2% per year over the applicable interest rate. The Actual Price will be calculated over a six-month measurement period ending on the date two months before the applicable interest payment date. Interest on the Standby Loan may be paid-in-kind subject to the requirements of the Credit Agreement.

          (e) Payment of Indebtedness under the Standby Loan. Payment of the Standby Loan Notes will be subordinate to payments in full in cash of all obligations arising in connection with the Credit Facility. Subject to a final agreement between the Standby Lenders and Chase, after the initial 12-month period, cash interest payments may be made only to the extent by which earnings before income tax, depreciation and amortization expense ("EBITDAX") on a trailing four-quarter basis exceed $65 million. The Credit Agreement may also prohibit the Reorganized Parent Company from making any cash interest payments on the Standby Loan indebtedness if the outstanding indebtedness under both the Credit Facility and the Standby Loan, exceeds
     3.75 times the EBITDAX for the trailing four quarters. The Reorganized Parent Company may prepay the Standby Loan Notes at the face amount, in whole or in part, in minimum denominations of $1,000,000, plus either (i) a standard make-whole payment with a discount rate of 300 basis points over the Treasury Rate for the first four years, or (ii) beginning in the fifth year, a premium equal to one-half the 15% base interest rate, declining annually and ratably to par. The Standby Loan Notes may only be paid if either (i) all obligations under the Credit Facility have been paid in full in cash or (ii) if the Lenders of 75% of the outstanding loans or, if none are outstanding, the Lenders holding 75% of the current loan commitments under the Credit Facility consent to the payment.

          (f) Standby Shares. If the Standby Loan Notes are issued, the Standby Lenders will receive the Standby Shares. If $70 million in Standby Loan Notes are issued, the Standby Lenders will receive 14% of the fully diluted New Common Stock. The amount of Standby Shares issued will be adjusted ratably according to the actual principal amount of Standby Loan Notes issued. The Standby Shares issued to the Standby Lenders will be in addition to the shares of New Common Stock issued to holders of the Existing Bonds, holders of Existing Common Stock and persons participating in the Rights Offering or Private Placement. See the Disclosure Statement for an illustration of the dilution of the New Common Stock.

          (g) Fees Paid in Connection with the Standby Loan. Certain fees for the Standby Lenders contained in the Standby Lender Fee Letter were approved by the Bankruptcy Court in a hearing on the fees held on January 27, 2000. This includes (1) a due diligence fee of $200,000 payable immediately and (2) break up a fee of $1.0 million (the "Break Up Fee"), to be paid if the Standby Lenders give the Debtors written notice that all conditions to closing have been met and if a plan of reorganization is subsequently confirmed and consummated that does not use the Standby Loan. If, after receiving a letter from the Standby Lenders that all conditions have been met, the Debtors subsequently obtain confirmation of a plan of reorganization without an alternative financing proposal, the Debtors will owe the Standby Lenders a closing fee in an amount equal to the greater of $1.0 million or 3 1/2% of the aggregate principal amount of the Standby Loan Notes purchased (the "Closing Fee"). The obligation of the Reorganized Debtors to pay the Break Up Fee or Closing Fee, will be an administrative expense claim having priority over all administrative expenses in accordance with section 364(c)(1) of the Bankruptcy Code. The Debtors will pay either the Closing Fee or the Break Up Fee, but not both.

          The Standby Lender Fee Letter provides that there are only two essential kinds of conditions which must be met before the Standby Lenders will be committed to fund the Standby Loan on the Effective Date: (1) agreement to definitive documents and (2) completion of economic due diligence. The Standby Lenders and the Debtors will come to agreement on definitive documents in keeping with the terms of the Plan and satisfactory to both of them. When the Standby Lenders indicate by letter to the Debtors on the later of March 14, 2000, or the last business day immediately prior to the Confirmation Hearing, that they have completed their due diligence and that all conditions to closing have been met except entry of an order confirming the Plan, then (1) the Standby Lenders will be committed to fund on the Effective Date and (2) the Standby Lenders will be entitled to a minimum fee of $1.0 million, either as a Closing Fee or a Break Up Fee. If the Standby Lenders do not notify the Debtors in writing by the later of March 14, 2000, or the last business day immediately preceding the Confirmation Hearing, that all conditions have been met, then they will be entitled to their reasonable fees and expenses in connection with the Standby Loan, but they will not be entitled to the Break Up Fee. If the Standby Lenders fund the Standby Loan on the Effective Date, they will be entitled to the Closing Fee, and will not be entitled to the Break Up Fee.

          (h) Other Sources of Financing. Contemporaneous with the filing of this Plan, the Debtors have supported Bankruptcy Court approval of procedures whereby other parties interested in providing the Standby Loan on more favorable terms to the Reorganized Debtors may offer binding commitments by the end of the Disclosure Statement hearing.

     13.5 Revesting of Assets: Except as otherwise provided in this Plan, the property and assets of the Debtors' bankruptcy estate under section 541 of the Bankruptcy Code, including all Claims listed in Articles XVI and XVII hereof will revest in the Reorganized Debtors on the Effective Date free and clear of all Claims and Equity Interests, but subject to the obligations of the Reorganized Debtors as set forth in this Plan. Commencing on the Effective Date, the Reorganized Debtors may deal with their assets and property and conduct their businesses, without any supervision by, or permission from, the Bankruptcy Court or the office of the United States Trustee and free of any restriction imposed on the Debtors by the Bankruptcy Code or by the Bankruptcy Court during the Chapter 11 Case.

     13.6 New Common Stock: The provisions of the New Common Stock to be issued pursuant to the Plan are summarized as follows:

          (a) Authorization. The Reorganized Parent Company will be authorized to issue the number of shares of New Common Stock set forth in the Disclosure Statement.

          (b) Par Value. The New Common Stock has a par value of $0.01 per share.

          (c) Rights. The New Common Stock has such rights with respect to dividends, liquidation, voting and other matters as set forth in the amended and restated articles of incorporation of the Reorganized Parent Company and as provided under applicable law.

          (d) Dilution. The New Common Stock issued to holders of Existing Common Stock as of the Voting Record Date and holders of Existing Bonds is subject to dilution by the Rights Offering, the Private Placement and the Standby Shares, if necessary. The New Common Stock issued to persons participating in the Rights Offering or the Private Placement will not be subject to dilution by the Standby Shares. See the Disclosure Statement for an illustration of the dilution of the New Common Stock.

     13.7 Directors and Officers: Debtor's current directors and officers are listed in the Disclosure Statement. In accordance with section 1125(a) of the Bankruptcy Code, these will be the officers and directors on the Effective Date and immediately thereafter, however, in keeping with the provisions of this paragraph, as soon as practicable after the Effective Date the new board of directors of the Reorganized Debtors will convene a meeting. Four members of the post-Effective Date board of directors will be selected by the Principal Bondholders. One member of the board of directors will be selected by the post-Effective Date board of directors from the Debtors' post-Effective Date management. Two members of the board of directors will be selected by the entities whose new investment funding is used on the Effective Date (whether under the Standby Loan or some alternative source of funding) based upon their relative contributions of capital. Accordingly, certain parties have rights under the Plan to designate new directors. Those parties have not yet made those designations. Any such designations will be made before the commencement of the Confirmation Hearing and will be disclosed at the Confirmation Hearing. Any changes in officers made before the completion of the Confirmation Hearing will be disclosed during the Confirmation Hearing. Any further changes in officers will be made after the Effective Date by the board of directors of the Reorganized Parent Company. Upon approval of the Plan, a retention bonus plan, under which certain key employees are provided with additional incentives to continue their employment with the Parent Company as it pursues a reorganization, will be implemented as described in the Disclosure Statement.

     13.8 Amended and Restated Articles of Incorporation: The amended and restated articles of incorporation of the Reorganized Parent Company and the charters of the other Reorganized Debtors, as amended pursuant to this Plan, will go into effect on the Effective Date and will satisfy the provisions of this Plan and section 1123(a)(6) of the Bankruptcy Code.

     13.9 Implementing Documents. To implement this Plan, several documents will be signed and delivered or otherwise made effective, including the following documents:

     - Promissory Note to be issued to holders of Allowed Priority Tax Claims

     - Credit Agreement

     - Standby Loan Agreement

     - Amended Employment Agreements

     - Amended and restated articles of incorporation of Coho Energy, Inc.

     - Amended and restated bylaws of Coho Energy, Inc.

     - Registration rights agreement

     - Shareholders' agreement

Forms of these documents will be filed with the Bankruptcy Court by March 1, 2000. Thereafter, the Debtors will provide a copy of the form of any of these documents to any party in interest who requests it in writing. Written requests should be sent to the Parent Company at 14785 Preston Road, Suite 860, Dallas, Texas 75240, Attention: Ms. Anne Marie O'Gorman.

                                  ARTICLE XIV

                    EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     14.1 Assumption of Executory Contracts and Unexpired Leases: As of the Effective Date, all executory contracts and unexpired leases of the Debtors (as set forth in the Debtors' Schedules filed by the Debtors and as specifically referenced in the Disclosure Statement) other than the Rejected Agreements are assumed by the Debtors in accordance with section 365 of the Bankruptcy Code. The Debtors and the Creditors Committee will agree by March 1, 2000 on an amended schedule of executory contracts and unexpired leases which will be assumed pursuant to this Plan. The Debtors believe they are current with their obligations under all executory contracts and unexpired leases and, therefore, the assumption of same will not result in the payment of any cure amounts which might otherwise be due and payable. Any rights of non-Debtor parties to executory contracts and unexpired leases to pursue claims for payment of cure amounts are preserved. In the event of a dispute regarding the amount or timing of any cure payments, the ability of the Reorganized Debtors to provide adequate assurance of future performance or any other matter pertaining to assumption, the dispute will be resolved by the Bankruptcy Court in connection with the Confirmation Hearing and the Reorganized Debtors will make such cure payments, if any, or provide such assurance as may be required by the order resolving such dispute on the terms and conditions of such order. Employment agreements for certain key employees will be amended and the Amended Employment Agreements will be filed with the Bankruptcy Court by March 1, 2000. The Amended Employment Agreements will provide, among other things, that confirmation and consummation of this Plan and related events do not constitute a change of control under these contracts. These Amended Employment Agreements will be assumed under the Plan. If an employee is requested to execute and deliver an Amended Employment Agreement by the Creditors Committee, and refused to do so, that employee's existing employment agreement will be added to the list of contracts to be rejected and rejected pursuant to the Plan on the Effective Date.

     14.2 Indemnification Obligations and Insurance Policies: The obligations of the Debtors pursuant to their certificates of incorporation, bylaws or applicable state law to indemnify the directors and officers who served as directors and officers of the Debtors before and after the Petition Date against any obligations based on conduct or transactions that occurred while they were officers and directors before or after the Petition Date will continue after the Confirmation Date. On the Effective Date the Reorganized Parent Company will purchase (i) a new directors and officers insurance policy covering the new post-Effective Date directors and officers and (ii) a three-year tail insurance policy on existing director and officer policies, if it can be purchased for no more than $300,000, or take such other action concerning the purchase of tail insurance as the board of directors of the Reorganized Parent Company believes is reasonable.

     14.3 Rejection of Certain Executory Contracts and Unexpired Leases: The Plan Confirmation Order will operate as an order of rejection under section 365 of the Bankruptcy Code with respect to each of the Rejected Agreements.

     14.4 Treatment of the Existing Bond Indenture: As of the Effective Date, except to the extent provided otherwise in the Plan, all notes held by holders of Bond Claims, and all agreements, instruments and other documents evidencing the Existing Bonds and the rights of the holders of Bond Claims, will be automatically canceled, extinguished and are void (all without further action by any person); all obligations of any person under these instruments and agreements will be fully and finally satisfied and released; and the obligations of the Debtors under these instruments and agreements will be discharged. On the Effective Date, except to the extent provided otherwise in the Plan, any indenture relating to any of the foregoing, including, without limitation, the Existing Indenture, will be canceled, and the obligations of the Debtors thereunder, except for the obligation to indemnify the Indenture Trustee will be discharged; however, the Existing Indenture and other agreements that govern the rights of a holder of a claim that is administered by the Indenture Trustee, an agent or servicer will continue in effect solely for the purposes of (i) allowing the Indenture Trustee, agent or servicer to take any action necessary to effect the Plan, including making distributions on account of the holders of Bond Claims under the Plan and (ii) permitting the Indenture Trustee, agent or servicer to maintain any rights or liens it may have for reasonable fees, costs and expenses under the Exiting Indenture. Upon payment in full of the reasonable fees and expenses of the Indenture Trustee, the rights of the Indenture Trustee will terminate.

     14.5  Claims Based on Rejection of Executory Contracts and Unexpired
Leases: All proofs of claim with respect to Claims arising from the rejection of an executory contract or unexpired lease will be filed with the Bankruptcy Court within 30 days after the earlier of (a) the date of entry of an order of the Bankruptcy Court approving the rejection, or (b) the Effective Date. Any Claims not filed within such times will be forever barred from assertion against the Debtors, their estate or their property.

                                   ARTICLE XV

              EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS

     15.1 Impaired Classes to Vote: Each impaired class of Claims and Equity Interests will be entitled to vote separately to accept or reject the Plan. A holder of a Disputed Claim that has not been temporarily allowed for purposes of voting on the Plan may vote the Disputed Claim in an amount equal to the portion, if any, of the Claim shown as fixed, liquidated and undisputed in the Debtors' Schedules.

     15.2 Acceptance by Class of Creditors: A class will have accepted the Plan if the Plan is accepted by at least two-thirds in amount and more than one-half in number of the Allowed Claims or Equity Interests of the class actually voting that have accepted or rejected the Plan.

     15.3 Cramdown: If any impaired class will fail to accept this Plan in accordance with section 1129(a) of the Bankruptcy Code, the Debtors reserve the right to request the Bankruptcy Court to confirm the Plan in accordance with the provisions of section 1129(b) of the Bankruptcy Code.

                                  ARTICLE XVI

            PROVISIONS FOR RESOLUTION AND TREATMENT OF PREFERENCES,
                  FRAUDULENT CONVEYANCES, AND DISPUTED CLAIMS

     16.1 Preferences and Fraudulent Conveyances: The Reorganized Debtors will be the only parties authorized to object to Claims and to pursue actions to recover preferences and fraudulent conveyances or any other transaction voidable under Chapter 5 of the Bankruptcy Code. Unless the Reorganized Debtors consent, or unless otherwise ordered by the Bankruptcy Court, no other party will have the right or obligation to pursue such actions.

     16.2 Objections to Claims: The Debtors will have the sole authority to object and contest the allowance of any Claims filed with the Bankruptcy Court within 90 days after the Effective Date. Claims listed as disputed, contingent or unliquidated on the Debtors' Schedules are considered contested Claims, except Claims otherwise treated by the Plan or previously allowed or disallowed by Final Order of the Bankruptcy Court.

     16.3 Disputed Claims Reserve: Debtors will hold in trust the Distributions for Disputed Claims (pending a determination of the Disputed Claims) for the benefit of holders of Disputed Claims. At such time as a Disputed Claim becomes an Allowed Claim, that will be deemed the Effective Date for purposes of such Claim and the Distributions allowed for such Allowed Claims will be released from the Disputed Claims Reserve and delivered to the holder of such Allowed Claim. If a Disputed Claim is disallowed, the Distributions provided for the Claim will be released to the Reorganized Debtors for use in their business operations.

     16.4 Unclaimed Distributions: On the second, third and fourth anniversaries of the Effective Date, the Reorganized Debtors will publish the names of holders of unclaimed Claims and Equity Interests. In the event any Distributions under the Plan remain unclaimed as of five (5) years after the Effective Date such Distributions will be released for the Reorganized Debtors use in their ordinary business operations.

                                  ARTICLE XVII

             PROVISIONS FOR RETENTION, ENFORCEMENT, SETTLEMENT, OR
                  ADJUSTMENT OF CLAIMS BELONGING TO THE ESTATE

     17.1 Causes of Action: All claims recoverable under Chapter 5 of the Bankruptcy Code, including, but not limited to, all claims assertable under sections 544, 546, 547, 548 and 550 of the Bankruptcy Code, and all claims owned by the Debtors pursuant to section 541 of the Bankruptcy Code or similar state law, including all claims against third parties on account of any indebtedness, and all other claims owed to or in favor of the Debtors to the extent not specifically compromised and released pursuant to this Plan or an agreement referred to or incorporated herein, will be preserved and retained for enforcement by the Reorganized Debtors after the Effective Date.

     17.2 Legally Binding Effect; Discharge of Claims and Equity Interests: The provisions of this Plan will (a) bind all Creditors and Equity Interest holders, whether or not they accept this Plan, and (b) discharge the Debtors from all debts that arose before the Petition Date. In addition, the distributions of Cash and securities provided for under this Plan will be in exchange for and in complete satisfaction, discharge and release of all Claims against and Equity Interests in the Debtors or any of their assets or properties, including any Claim or Equity Interest accruing after the Petition Date and before the Effective Date. On and after the Effective Date, all holders of impaired Claims and Equity Interests will be precluded from asserting any Claim against the Reorganized Debtors or their assets or properties based on any transaction or other activity of any kind that occurred before the Petition Date. The Distributions provided for Creditors and Equity Interest holders will not be subject to any Claim by another Creditor or Equity Interest holder by reason of an assertion of a contractual right of subordination.

                                 ARTICLE XVIII

                    CONDITIONS PRECEDENT TO CONFIRMATION AND
                            CONSUMMATION OF THE PLAN

     18.1 Conditions to Confirmation: The Bankruptcy Court will not enter the Confirmation Order unless and until each of the following conditions has been satisfied or duly waived (if waivable) pursuant to Section 18.3 below.

          (a) The documents implementing the Plan listed in Section 13.9 above and the terms and conditions embodied therein will be acceptable in form and substance to the Debtors, the Creditors Committee, Chase, the Standby Lenders and Bank Group; provided that no Creditor or committee will have standing to object to the form of a document that has no material impact on them.

          (b) Entry of a Confirmation Order, acceptable in form and substance to the Debtors and the Creditors Committee, which will, among other things, make findings that particular sections of 1129 have been met, including, without limitation, (i) that the Debtors, the Plan Participants and each of their Representatives have proposed and obtained confirmation of the Plan in good faith; (ii) that the Plan is in the best interest of Creditors and
     (iii) that the Plan is fair and equitable to holders of Claims and Equity Interests.

     18.2 Conditions to Effective Date: The Plan will not be consummated and the Effective Date will not occur unless and until each of the following conditions has been satisfied or duly waived (if waivable) pursuant to Section
18.3 below:

          (a) The Confirmation Order shall have been entered by the Bankruptcy Court in a form satisfactory to the Debtors, the Creditors Committee, Chase, the Standby Lenders and the Bank Group.

          (b) The Confirmation Order will authorize and direct the Debtors, the Reorganized Debtors and their subsidiaries to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases, indentures and other agreements or documents created in connection with the Plan, including those actions contemplated by the provisions of the Plan set forth in Section 18.1 above.

          (c) The Credit Facility, the Rights Offering, the Private Placement and, if applicable, the Standby Loan, shall all close prior to or on the Effective Date so that funds are available to pay the Allowed Bank Group Claim in full on or prior to the Effective Date.

          (d) The Effective Date will have occurred on or before March 31, 2000.

     18.3 Waiver of Conditions: The conditions to Confirmation and the Effective Date may be waived in whole or in part by the Debtors, with the consent of the Creditors Committee, at any time, without notice.

     18.4 Effect of Non-occurrence of Conditions to Effective Date: Each of the conditions to consummation and the Effective Date must be satisfied or duly waived, as provided above, within 90 days after the Confirmation Date. If each condition to the Effective Date has not been satisfied or duly waived, pursuant to Section 18.3 above, within 90 days after the Confirmation Date, then upon motion by any party in interest made before the time that each condition has been satisfied or duly waived and upon notice to such parties in interest as the Bankruptcy Court may direct, the Confirmation Order will be vacated by the Bankruptcy Court; provided, however, that, notwithstanding the filing of such motion, the Confirmation Order may not be vacated if each of the conditions to the Effective Date is either satisfied or duly waived before the Bankruptcy Court enters an order granting the motion. If the Confirmation Order is vacated pursuant to this Section 18.4, the Plan will be deemed null and void, including the discharge of Claims and termination of Equity Interests pursuant to section 1141 of the Bankruptcy Code; and the assumptions, assumptions and assignments or rejections of executory contracts and unexpired leases pursuant to Section 14.1 above, and nothing contained in the Plan will (1) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtors or (2) prejudice in any manner the rights of the Debtors.

                                  ARTICLE XIX

                           RETENTION OF JURISDICTION

     19.1 Jurisdiction: Until this Chapter 11 Case is closed, the Bankruptcy Court will retain such jurisdiction as is legally permissible, including that necessary to ensure that the purpose and intent of this Plan are carried out and to hear and determine all Claims set forth in Articles V through XI above that could have been brought before the entry of the Confirmation Order. The Bankruptcy Court will retain jurisdiction to hear and determine all Claims against the Debtors and to enforce all causes of action that may exist on behalf of the Debtors. Nothing contained in this Plan will prevent the Reorganized Debtors from taking such action as may be necessary in the enforcement of any cause of action that may exist on behalf of the Debtors and that may not have been enforced or prosecuted by the Debtors.

     19.2 Examination of Claims: Following the Confirmation Date, the Bankruptcy Court will further retain jurisdiction to decide disputes concerning the classification and allowance of the Claim of any Creditor and the re-examination of Claims that have been allowed for the purposes of voting, and the determination of such objections as may be filed to Creditors' Claims. The failure by the Debtors to object to, or to examine, any Claims for the purposes of voting will not be deemed a waiver of their right to object to, or to re-examine, the Claim in whole or in part.

     19.3 Determination of Disputes: The Bankruptcy Court will retain jurisdiction after the Confirmation Date to determine all questions and disputes regarding title to the assets of the Debtors' estate, disputes concerning the allowance of Claims, and determination of all causes of action, controversies, disputes, or conflicts, whether or not subject to any pending action, as of the Confirmation Date, for the Debtors to recover assets pursuant to the provisions of the Bankruptcy Code.

     19.4 Additional Purposes: The Bankruptcy Court will retain jurisdiction for the following additional purposes after the Effective Date:

          (a) to modify this Plan after confirmation pursuant to the Bankruptcy Rules and the Bankruptcy Code;

          (b) to assure the performance by the Reorganized Debtors of their obligations to make Distributions under this Plan and with respect to the New Common Stock to be issued;

          (c) to enforce and interpret the terms and conditions of this Plan;

          (d) to adjudicate matters arising in these bankruptcy cases, including matters relating to the formulation and consummation of this Plan;

          (e) to enter such orders, including injunctions, as are necessary to enforce the title, rights, and powers of the Reorganized Debtor and to impose such limitations, restrictions, terms and conditions on such title, rights, and powers as this Bankruptcy Court may deem necessary;

          (f) to enter an order terminating this Chapter 11 Case;

          (g) to correct any defect, cure any omission, or reconcile any inconsistency in this Plan or the order of confirmation as may be necessary to carry out the purposes and intent of this Plan;

          (h) to allow applications for fees and expenses pursuant to section 503(b) of the Bankruptcy Code; and

          (i) to decide issues concerning federal tax reporting and withholding which arise in connection with the confirmation or consummation of this Plan.

                                   ARTICLE XX

                               DEFAULT UNDER PLAN

     20.1 Asserting Default: If the Debtors default under the provisions of this Plan (as opposed to default under the documentation executed in implementing the terms of the Plan, which documents will provide independent bases for relief), any Creditor or party in interest desiring to assert a default will provide the Debtors with written notice of the alleged default.

     20.2 Curing Default: The Debtors will have 20 days from receipt of the written notice in which to cure an alleged default under this Plan, including any default under any Related Document. The notice should be delivered by United States certified mail, postage prepaid, return receipt requested addressed to the president of the Debtors at the following address:

         Coho Energy, Inc.
         Attention: President
         14785 Preston Road, Suite 860
         Dallas, Texas 75240

     and to counsel for the Debtors at the following address:

         Fulbright & Jaworski LLP
         Attention: Michael W. Anglin
         2200 Ross Avenue, Suite 2800
         Dallas, Texas 75201

     and to counsel for the Creditors Committee at the following address:

         Munger, Tolles & Olson
         Attention: Thomas B. Walper
         355 S. Grand Avenue
         35th Floor
         Los Angeles, California 90071

If the default is not cured, any Creditor or party in interest may thereafter file with the Bankruptcy Court and serve upon counsel for the Debtor a motion to compel compliance with the applicable provision of the Plan. The Bankruptcy Court, upon finding a material default, will issue such orders compelling compliance with the pertinent provisions of the Plan.

                                  ARTICLE XXI

                            MISCELLANEOUS PROVISIONS

     21.1 Termination of Committees: On the Effective Date, all committees in the Debtor's Chapter 11 Case will be terminated except to the extent necessary to participate in any appeals.

     21.2 Compliance with Tax Requirements: In connection with this Plan, the Debtors will comply with all withholding and reporting requirements imposed by federal, state, and local taxing authorities, and Distributions will be subject to such withholding and reporting requirements.

     21.3 Amendment of the Plan: This Plan may be amended by the Debtors before or after the Effective Date as provided in section 1127 of the Bankruptcy Code.

     21.4 Revocation of Plan: The Debtors reserve the right to revoke and withdraw this Plan at any time before the Confirmation Date.

     21.5 Effect of Withdrawal or Revocation: If both the Debtors and the Creditors Committee revoke or withdraw this Plan before the Confirmation Date, or if the Confirmation Date or the Effective Date does not occur, then this Plan will be null and void. In such event, nothing contained herein will be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other person, or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors. The withdrawal of either the Debtors or the Creditors Committee as a proponent of this Plan will not result in the withdrawal or revocation of this Plan and, in such event, the non-withdrawing party may proceed with its efforts to confirm this Plan.

     21.6 Due Authorization By Creditors: Each and every Creditor who elects to participate in the Distributions provided for herein warrants that it is authorized to accept in consideration of the Claim against the Debtors the Distributions provided for in this Plan and that there are no outstanding commitments, agreements, or understandings, express or implied, that may or can in any way defeat or modify the rights conveyed or obligations undertaken by it under this Plan.

     21.7 Implementation: The Debtors will be authorized to take all necessary steps, and perform all necessary acts, to consummate the terms and conditions of the Plan.

     21.8 Ratification: The Confirmation Order will ratify all transactions effected by the Debtors during the pendency of this Chapter 11 Case.

     21.9 Limitation of Liability in Connection with the Plan, Disclosure Statement and Related Documents and Related Indemnity:

          (a) The Plan Participants will neither have nor incur any liability to any entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, confirmation or consummation of the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document created or entered into, or any other act taken or omitted to be taken in connection with the Plan, the Disclosure Statement or the Confirmation Order, including solicitation of acceptances of the Plan; provided, however, that the provisions of this Section 21.9(a) shall have no effect on the liability of any Plan Participant that would otherwise result from any such act or omission to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct.

          (b) On and after the Effective Date, the Reorganized Parent Company will indemnify each Plan Participant, hold each Plan Participant harmless from, and reimburse each Plan Participant for, any and all losses, costs, expenses (including attorneys' fees and expenses), liabilities and damages sustained by a Plan Participant arising from any liability described in this Section 21.9.

     21.10 Section Headings: The section headings used in this Plan are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan.

DATED: February 14, 2000, Dallas, Texas

                                            COHO ENERGY, INC.

                                            By:     /s/ JEFFREY CLARKE
                                              ----------------------------------
                                              Jeffrey Clarke
                                              President and Chief Executive
                                                Officer

                                            OFFICIAL COMMITTEE OF
                                            UNSECURED CREDITORS

                                            By:    /s/ STUART J. LISSNER
                                              ----------------------------------
                                              Authorized representative


                                                                      COUNSEL FOR THE DEBTORS
                                                                       /s/ MICHAEL W. ANGLIN
                                                            --------------------------------------------
OF COUNSEL:                                                 Michael W. Anglin
Zack A. Clement                                             State Bar No. 01260800
FULBRIGHT & JAWORSKI L.L.P.                                 Louis R. Strubeck, Jr.
1301 McKinney Street                                        State Bar No. 19425600
Suite 4100                                                  FULBRIGHT & JAWORSKI L.L.P.
Houston, Texas 77010-3095                                   2200 Ross Avenue, Ste. 2800
(713) 651-5434                                              Dallas, Texas 75201
(713) 651-5246 (Facsimile)                                  (214) 855-8000
                                                            (214) 855-8200 (Facsimile)

                                                                          COUNSEL FOR THE
                                                                       OFFICIAL COMMITTEE OF
                                                                        UNSECURED CREDITORS
                                                                        /s/ THOMAS B. WALPER
                                                            --------------------------------------------
OF COUNSEL:                                                 Thomas B. Walper, Esq.
Susan B. Hersh                                              MUNGER, TOLLES & OLSON LLP
LAW OFFICE OF SUSAN B. HERSH, PC                            355 South Grand Avenue, 35th Floor
12900 Preston Road, Ste. 900                                Los Angeles, California 90071
Dallas, Texas 75230                                         (213) 683-9193
(972) 503-7070                                              (213) 687-3702 (Facsimile)
(972) 503-7077 (Facsimile)

                                   SCHEDULE A

                               REJECTED AGREEMENT

     Employment Agreement between Coho Energy, Inc. and Eddie LeBlanc (former Chief Financial Officer).

                                  SCHEDULE B-1

                               LIQUIDATION VALUE

                                   (Attached)

SCHEDULE B-1 LIQUIDATION VALUE

                               COHO ENERGY, INC.

                              LIQUIDATION ANALYSIS
                                 ($ THOUSANDS)


                                                               10/31/1999
                                                                  BOOK      LIQUIDATION   LIQUIDATION
NOTES                                                            VALUE       DISCOUNT        VALUE
-----                                                          ----------   -----------   -----------
  (1)  Cash.................................................       13,341         0%         13,341
  (2)  Restricted Cash
       CRI -- Escrow........................................           52       100%             --
       LA Production -- Escrow..............................           26       100%             --
                                                               ----------                   -------
       Total Cash...........................................       13,419                    13,341
  (3)  Accounts Receivable
       Oil and Gas Sales....................................        7,100        10%          6,390
       JIB..................................................        2,628        25%          1,971
       Officer/Employee.....................................          628        10%            565
       Other................................................          845        50%            423
       Allow. For Doubt. Accts. ............................         (885)      100%             --
                                                               ----------                   -------
       Total Accounts Receivable............................       10,316                     9,349
  (4)  Prepaids & Other
       Prepaid Insurance....................................          513        20%            410
       Prepaid G&A (Prof. Fees).............................          829         2%            808
       Prepaid G&A (Vendors)................................           16        50%              8
       Misc. Deposit........................................            0         0%              0
       Prepaid Surface Leases...............................          204         0%            204
       Prepaid Seismic......................................           23       100%             --
                                                               ----------                   -------
       Total Prepaids & Other...............................        1,584                     1,430
                                                               ----------                   -------
       Total Current Assets.................................       25,319                    24,119
       PP&E
  (5)  Oil and Gas Properties:
       Book Value...........................................      310,896                        --
       Risk Adjusted PV11 Reserve Value.....................           --                   332,188
       Less: Liquidation Discount (10%).....................           --                   (33,219)
                                                               ----------                   -------
       Net Liquidation Value................................      310,896         4%        298,969
  (6)  Other PP&E
       Office Furniture.....................................          178        85%             27
       Leasehold Improvements...............................          142       100%             --
       Data Processing......................................        1,160        85%            174
       Office Equipment.....................................          437        85%             66
       Other Fixed Assets...................................            5        85%              1
       Mobile Homes/Portable Bldgs..........................           38        85%              6
       Automobiles..........................................           79        85%             12
                                                               ----------                   -------
       Net Other PP&E.......................................        2,039                       285
                                                               ----------                   -------
       Total PP&E...........................................      312,935                   299,254

                                                               10/31/1999
                                                                  BOOK      LIQUIDATION   LIQUIDATION
NOTES                                                            VALUE       DISCOUNT        VALUE
-----                                                          ----------   -----------   -----------
  (7)  Other Assets
       Debt Issuance Costs -- CEI...........................        3,584       100%             --
       Debt Issuance Costs -- CRI...........................        1,647       100%             --
       Refundable Deposits..................................           39         0%             39
       Country Club.........................................           68        25%             51
       Long-Term Loan to J. Clarke..........................          205         0%            205
       Misc. Other..........................................            0         0%              0
                                                               ----------                   -------
       Total Other Assets...................................        5,544                       296
                                                               ----------                   -------
       Assets Available for Distribution....................      343,798                   323,669

---------------

NOTES:

(1) Includes all unrestricted cash available for disbursement.

(2) Restricted cash is held in two escrow accounts, approximately $52,000 as a reserve to service environmental liabilities in Mississippi, and approximately $26,000 to service obligations from the sale of the Monroe field in Louisiana. These amounts were given no value in the liquidation analysis because they are reserves for future expenditures associated with the properties. Property liquidation value has been estimated without a reduction for these future expenses.

(3) Accounts receivable as of 10/31/99 is composed of approximately: $7,100,000 of accrued revenue, $2,600,000 of JIB receivables, $628,000 of officer/employee receivables and $845,000 of other receivables before allowances for doubtful accounts of $885,000. Accrued revenue receivables are discounted by 10% to recognize the relatively high credit quality of these receivables from the sale of oil and gas production. JIB receivables are discounted by 25% to reflect an approximately 50% recovery of the approximately $1,400,000 of JIB accounts receivable that are over 90 days past due. The approximately $628,000 of officer/employee receivables are discounted 10%. The approximately $845,000 of other receivables consists mainly of disputed tax claims and amounts due from other vendors, and accordingly, is discounted by 50%.

(4) Prepaid expenses amounts to approximately $1,584,000. Of this amount, approximately $1,430,000 is expected to have value in liquidation. This amount consists of approximately $513,000 of prepaid insurance discounted at 20% for estimated policy cancellation costs and other unreserved expenses. The approximately $808,000 of professional fee retainers is given full value. The approximately $20,000 of computer and software amortization is given no value. Approximately $16,000 of vendor prepaids are discounted at 50%. Prepaid surface leases are not discounted because the lease payments are associated with producing properties and a potential purchaser of the interest would give value to this lease. Prepaid seismic is assumed to have no value in liquidation.

(5) The book value of reserves represents the historical account for approximately 110 million of total proved barrels of oil equivalent (BOE) net of historical depreciation, depletion and amortization based on full cost basis. The liquidation value is based upon the reserve reports audited by Netherland, Sewell & Associates and Sproule & Associates as of 1/1/1999 and rolled forward by the Debtor's engineers to 1/1/2000. Reserves are composed of approximately 40% proved developed producing (PDP), 28% proved developed not producing (PNP), and 32% proved undeveloped (PUD). In the liquidation analysis, adjustments to the reserves were made consistent with Society of Petroleum Evaluation Engineers guidelines. PDP is given full value, PNP is risked 75% and PUD is risked 58%. The liquidation pricing scenario uses the NYMEX strip price at 12/14/99 for the first three years then held flat. The prices are as follows: Oil: 2000 -- $22.77, 2001 -- $19.49, 2002 -- $18.81, 2003 on -- $18.00, Gas: 2000 -- $2.56,
    2001 -- $2.58, 2002 -- $2.59, 2003 on -- $2.50. Based upon observations of recent transactions in the oil and gas property market, we applied an 11% discount rate to the risk adjusted cash flows. We further discounted this value by 10% to reflect the forced liquidation of properties that has a negative impact on value.

(6) Net book value of Other PP&E is approximately $2,039,000. These assets are discounted by 85% to reflect the liquidation value of these G&A assets which are primarily comprised of office furniture and equipment, portable buildings and data processing equipment. Leasehold improvements are given no value.

(7) Net book value of Other Assets is approximately $5,500,000. This amount consists of approximately $5,231,000 of debt issuance costs that is given no value in liquidation, approximately $205,000 loan to J. Clarke that is not discounted and approximately $107,000 of refundable deposits that are discounted by 25% to reflect forced liquidation

                                  SCHEDULE B-2

                              LIQUIDATION ANALYSIS

                                   (Attached)

SCHEDULE B-2 LIQUIDATION ANALYSIS

                               COHO ENERGY, INC.

                              LIQUIDATION ANALYSIS
                                 ($ THOUSANDS)

                                                                                       ASSUMED
                                                                      LIQUIDATION   REORGANIZATION
NOTES                                                                    VALUE          VALUE
-----                                                                 -----------   --------------
  (1)  ASSETS AVAILABLE FOR DISTRIBUTION...........................     323,669        425,000
  (2)  Chapter 7 Administrative Expenses...........................      12,900             --
       Chapter 11 Administrative Expenses
  (3)  Professional Fees...........................................       1,800          9,600
  (4)  Allowed Priority Tax Claims.................................         139            139
  (5)  Allowed Other Priority Claims...............................       1,158          1,158
  (6)  Post-Petition Trade Payables................................       2,033          2,033
  (7)  Revenue Royalties Payables..................................         866            866
  (8)  Accrued Interest SCF (Pre & Post Petition)..................      14,826         14,826
                                                                        -------        -------
       NET DISTRIBUTABLE ASSETS....................................     289,947        396,378
  (9)  Allowed Secured Tax Claims..................................       5,383          5,383
 (10)  Revenue Royalties Payable...................................         910            910
 (11)  Allowed Convenience Claims..................................          73             73
 (12)  Allowed Secured Claims......................................          68             68
 (13)  Allowed Secured Bank Group Claim............................     239,600        239,600
                                                                        -------        -------
       ASSETS AVAILABLE TO UNSECURED CLAIMS........................      43,913        150,344
 (14)  Accrued Interest on Subordinated Debt.......................       3,153         10,363
 (15)  Subordinated Debt...........................................      39,368        129,391
 (16)  Allowed General Unsecured Claims............................       1,312          4,313
 (17)  Other Interest Payable......................................          80            263
 (18)  Previous Equity Owners......................................          --          6,014
                                                                        -------        -------
                                                                             --             --

---------------

NOTES:

 (1) The book value of the Company's oil and gas properties are restated to market value because book value understates the market value of the assets and the claimants are entitled to the value in excess of book value.

 (2) It is assumed that the trustee will hire a firm specializing in the sale of oil and gas properties and a second firm to sell the remaining assets of the Company. The total amount of Chapter 7 Administrative Expenses includes: attorney fees to assist the trustee in its duties (8hrs./day X $350/hr. X 83 week days), acquisition and divestiture firm fees for oil and gas assets (1% of oil and gas property balance), acquisition and divestiture firm fees for the remaining assets exclusive of cash (1%), and trustee fees of up to 3% of assets available for distribution less fees and expenses as described above.

 (3) Estimate of professional fees incurred but not yet paid by the Company in liquidation are for the period from 8/23/99 through 12/31/99 and are currently calculated from the Company's estimate of monthly total professional fees (approximately $425,000) times the number of months from 8/23/99 through 12/31/99 (4.25) less amounts already paid ($0). Estimate of professional fees incurred but not yet paid under the Plan of Reorganization is for the time period from 8/23/99 -- 3/31/00. In addition, the Plan of Reorganization includes approximately $6,500,000 of fees and expenses to a new bank group to establish a new senior credit facility. The following is a table of: the professional firms involved, their role, the Company's estimate of amounts earned from 8/23/99 -- 11/30/99 and will eventually be the basis for estimation through 12/31/99 and 3/31/00 respectively.

                                                                          AMOUNTS
FIRM/ PARTY IN INTEREST           ROLE                              8/23/99 -- 11/30/99
-----------------------           ----                              -------------------
Munsch, Hardt, Kopf, Harr &       Counsel to the Bank Group.......       $250,000
  Dinan
Fulbright & Jaworski              Counsel to the Debtor...........       $350,000
Munger, Tolles & Olsen            Counsel to the Unsecured
                                  Creditors Committee.............       $120,000
Susan P. Hersch                   Local counsel to the Unsecured
                                  Creditors Committee.............       $ 50,000
PricewaterhouseCoopers            Financial Advisor to the
                                  Bank Group......................       $250,000
Arthur Andersen                   Financial Advisor to the
                                  Debtor..........................       $ 75,000
Jason R. Searcy                   Counsel to the Equity
                                  Committee.......................       $ 50,000
Sproule Associates                Reserve Engineers...............       $ 10,000
Netherland & Sewell               Reserve Engineers...............       $ 50,000

 (4) Provided by the Company.

 (5) Provided by the Company.

 (6) Provided by the Company.

 (7) Provided by the Company.

 (8) Provided by the Company. Includes both pre and post petition accrued interest on the Senior Credit Facility (SCF).

 (9) Provided by the Company. Includes approximately $4,000,000 in Louisiana state income tax.

(10) Provided by the Company.

(11) Provided by the Company. Secured and unsecured claims less than $1,000.

(12) Taken from Schedules of Claims and Analysis. Other secured claims are holding bonds from the Company and are secured for this portion of their claim.

(13) Includes principal borrowed of approximately $239,600,000.

(14) Equal to estimated claim times estimated recovery percentage of 26% in the liquidation case and 86% in the Reorganization Plan. Estimated Claim is provided by the Company.

(15) Equal to estimated claim times estimated recovery percentage of 26% in the liquidation case and 86% in the Reorganization Plan. Estimated Claim is provided by the Company.

(16) Equal to estimated claim times estimated recovery percentage of 26% in the liquidation case and 86% in the Reorganization Plan. Estimated Claim is provided by the Company.

(17) Equal to estimated claim times estimated recovery percentage of 26% in the liquidation case and 86% in the Reorganization Plan. Estimated Claim is provided by the Company.

(18) Equal to 4% of the assets available for distribution to unsecured creditors under the Reorganization Plan.

                                  SCHEDULE B-3

                      ILLUSTRATION OF LIQUIDATION ANALYSIS

                                   (Attached)

SCHEDULE B-3 ILLUSTRATION OF LIQUIDATION ANALYSIS

                               COHO ENERGY, INC.

                              LIQUIDATION ANALYSIS
                                 ($ THOUSANDS)

                                               LIQUIDATION ANALYSIS                 REORGANIZATION PLAN
                                         ---------------------------------   ---------------------------------
                                             $           $           %           $           $           %
                                         ESTIMATED   ESTIMATED   ESTIMATED   ESTIMATED   ESTIMATED   ESTIMATED
                                           CLAIM     RECOVERY    RECOVERY      CLAIM     RECOVERY    RECOVERY
                                         ---------   ---------   ---------   ---------   ---------   ---------
POST-PETITION
Chapter 7 Administrative Expenses......    12,900      12,900       100%           --          --
Chapter 11 Administrative Expenses
  Professional Fees....................     1,800       1,800       100%        9,600       9,600       100%
  Allowed Priority Tax Claims..........       139         139       100%          139         139       100%
  Allowed Other Priority Claims........     1,158       1,158       100%        1,158       1,158       100%
  Post-Petition Trade Payables.........     2,033       2,033       100%        2,033       2,033       100%
  Revenue Royalties Payables...........       866         866       100%          866         866       100%
  Accrued Interest SCF (Pre & Post
     Petition).........................    14,826      14,826       100%       14,826      14,826       100%
PRE-PETITION
Allowed Secured Tax Claims.............     5,383       5,383       100%        5,383       5,383       100%
Revenue Royalties Payable..............       910         910       100%          910         910       100%
Allowed Convenience Claims.............        73          73       100%           73          73       100%
Allowed Secured Claims.................        68          68       100%           68          68       100%
Allowed Secured Bank Group Claim.......   239,600     239,600       100%      239,600     239,600       100%
Accrued Interest on Subordinated
  Debt.................................    12,014       3,153        26%       12,014      10,363        86%
Subordinated Debt......................   150,000      39,368        26%      150,000     129,391        86%
Allowed General Unsecured Claims.......     5,000       1,312        26%        5,000       4,313        86%
Other Interest Payable.................       305          80        26%          305         263        86%
Previous Equity Owners.................        --          --                      --       6,014
                                          -------     -------                 -------     -------
                                          447,075     323,669                 441,975     425,000
                                          =======     =======                 =======     =======

                                    ANNEX A

                  COHO ENERGY, INC. ANNUAL REPORT ON FORM 10-K
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                   (Attached)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------

                                   FORM 10-K

(MARK ONE)

     [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

     [ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM           TO           .

                         COMMISSION FILE NUMBER 0-22576

                               COHO ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                    TEXAS                                        75-2488635
       (State or other jurisdiction of                         (IRS Employer
        incorporation or organization)                     Identification Number)

        14785 PRESTON ROAD, SUITE 860
                DALLAS, TEXAS                                      75240
   (Address of principal executive offices)                      (Zip Code)

              Registrant's Telephone Number, Including Area Code:
                                 (972) 774-8300

          Securities Registered Pursuant to Section 12(b) of the Act:
                                      NONE

          Securities Registered Pursuant to Section 12(g) of the Act:
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of March 5, 1999, 25,603,512 shares of the registrant's Common Stock were outstanding and the aggregate market value of all voting stock held by non-affiliates was $14 million based upon the closing price on the Nasdaq Stock Market on such date. The officers and directors of the registrant are considered affiliates for purposes of this calculation.

                      DOCUMENTS INCORPORATED BY REFERENCE

There is incorporated by reference in Part III of this Annual Report on Form 10-K certain information contained under the headings "Directors and Executive Officers of the Registrant", "Executive Compensation", "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management" in the registrant's Proxy Statement for the Company's Annual Meeting of Shareholders proposed to be held in 1999 which Proxy Statement is expected to be filed within 120 days of the end of the Registrant's fiscal year.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
PART I
  Item 1.   Business........................................     3
  Item 2.   Properties......................................    20
  Item 3.   Legal Proceedings...............................    20
  Item 4.   Submission of Matters to a Vote of Security
            Holders.........................................    20

PART II
  Item 5.   Market for Registrant's Common Equity and
            Related Stockholder Matters.....................    22
  Item 6.   Selected Financial Data.........................    22
  Item 7.   Management's Discussion and Analysis of
            Financial Condition and Results of Operations...    24
  Item 7A.  Quantitative and Qualitative Disclosure about
            Market Risk.....................................    34
  Item 8.   Consolidated Financial Statements...............    34
  Item 9.   Changes in and Disagreements with Accountants on
            Accounting and Financial Disclosure.............    58

PART III
  Item 10.  Directors and Executive Officers of the
            Registrant......................................    58
  Item 11.  Executive Compensation..........................    58
  Item 12.  Security Ownership and Certain Beneficial Owners
            and Management..................................    58
  Item 13.  Certain Relationships and Related
            Transactions....................................    58

PART IV
  Item 14.  Exhibits, Financial Statement Schedules and
            Reports on Form 8-K.............................    58

                           FORWARD-LOOKING STATEMENTS

     This Form 10-K includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Form 10-K that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters as crude oil and natural gas reserves, future acquisitions, future drilling and operations, future capital expenditures, future production of crude oil and natural gas and future net cash flow are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including those related to competition, general economic and business conditions, prices of crude oil and natural gas, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

DEFINITIONS

     See Page 6 for a list of definitions of certain technical terms used herein.

                                     PART I

ITEM 1. BUSINESS AND PROPERTIES

GENERAL

     Coho Energy, Inc. ("Coho" or the "Company") is an independent energy company engaged, through its wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. The Company's crude oil activities are concentrated principally in Mississippi and Oklahoma, where, to the Company's knowledge, it is each state's largest producer of crude oil. At December 31, 1998, the Company's total proved reserves were 111.1 MMBOE with a Present Value of Proved Reserves of $269.3 million, approximately 67.4% of which were proved developed reserves. At December 31, 1998, approximately 90% of the Company's total proved reserves were comprised of crude oil. At December 31, 1998, the Company's operations were conducted in 21 major producing fields, 17 of which were operated by the Company. The average working interest of the Company in the fields it operates was approximately 76%.

     The Company commenced operations in Mississippi in the early 1980s and has focused most of its development efforts in that area. The Company believes that the salt basin in central Mississippi offers significant long-term potential due to the basin's large number of mature fields with multiple hydrocarbon bearing horizons. The application of proven technology to these underexploited and underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and the Company's experience in exploiting fields in the area, the Company has accumulated a large inventory of potential development drilling, secondary recovery and exploration projects in this basin.

     In December 1997, the Company acquired interests in 14 principal producing fields located primarily in southern Oklahoma. These properties are very similar to the Company's Mississippi properties. The Company believes that its concentration in the onshore Gulf Coast and Mid-Continent regions provides it with important competitive advantages such as its extensive databases, operational infrastructure and economies of scale.

     On December 2, 1998, the Company sold its natural gas assets located in Monroe, Louisiana, for a net sales price of $61.5 million. The assets sold represented approximately 14% of the Company's year end 1997 proved reserves and included two gas gathering systems.

     The Company's focus in the onshore Gulf Coast and Mid-Continent regions has resulted in significant production, reserve and EBITDA growth. The Company's average net daily production has increased in each of the last five years from 5,203 BOE in 1993 to 17,599 BOE in 1998, representing a compound annual growth rate of 27.6%. Over the five-year period ended December 31, 1998, the Company discovered or acquired approximately 103.4 MMBOE of proved reserves at an average finding cost of $4.87 per BOE. Over the same period, the Company has replaced over 529% of its production. This increase in reserves from 27.2 MMBOE at year end 1993 to 111.1 MMBOE at year end 1998 represents a five-year compound annual growth rate of 32.5%. Concurrent with the increase in production, EBITDA has increased from $16.5 million in 1993 to $32.1 million in 1998.

     In August 1998, the Company announced that it had reached an agreement to issue $250 million of common stock at $6.00 per share (approximately 41.7 million shares) to HM4 Coho L.P. ("HM4"), a limited partnership managed by Hicks, Muse, Tate & Furst Incorporated, giving HM4 ownership interest in the Company of approximately 62%. On December 15, 1998, the Company announced that HM4 was terminating the prior agreement and that the Company was considering a restructuring of the HM4 agreement, which had received shareholder approval, to reflect an increase in the number of shares that the Company would issue for the $250 million purchase price based on a price per share of $4.00 versus $6.00. After working through all of the issues and reaching a verbal agreement with all of the interested parties with regard to the proposed restructuring, the Company was informed by HM4 on February 12, 1999 that it was no longer interested in the investment.

FUTURE OPERATIONS

     On February 22, 1999, the Company was informed by the lenders under the Company's existing credit facility that its borrowing capacity under such facility at January 31, 1999 had been reduced from $242 million to $150 million as a result of the deterioration in the valuation of the collateral of crude oil and natural gas reserves, primarily due to crude oil and natural gas price declines. The Company's over advance position was $89.6 million based on the reduced borrowing capacity and, pursuant to the credit facility, such amount is due in five equal monthly installments beginning March 2, 1999. The Company was unable to cure the over advance by the March 2, 1999 deadline as required by the credit facility. On March 8, 1999, the Company received written notice from the lenders that it was in default under the credit facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company's $150 million of 8 7/8% Senior Subordinated Notes ("Senior Notes") include certain cross default provisions which may result in a default under the terms of the related indenture. Although the lenders under the existing bank credit facility have not accelerated the full amount outstanding of $235 million as of December 31, 1998 and although the Company may not be in technical default under the Senior Notes indenture, all amounts outstanding under these facilities as of December 31, 1998 have been classified as current maturities because the Company is currently unable to cure the existing or pending defaults within the required terms of the related facility or indenture.

     The Company is exploring its alternatives to resolve its current liquidity problems, including (a) the current default under the existing bank credit facility, (b) the potential acceleration of all amounts due under its existing bank credit facility and the Senior Notes, and (c) inadequate cash flow from operations to support upcoming interest payments due on the credit facility on April 6, 1999 and on the Senior Notes due on April 15, 1999 or to meet other accrued liabilities as they become due. The alternatives available to the Company include, but are not limited to, the conversion of a portion or all of the Senior Notes to equity, raising additional equity and/or refinancing the Company's existing bank credit facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund well repairs on and the continued development of the Company's properties. The Company is also evaluating cost reduction programs to enhance cash flow from operations. There can be no assurance that the Company will be successful in resolving its liquidity problems through the alternatives set forth above and may seek protection under Chapter 11 of the United States Bankruptcy Code while pursuing its other financing and/or reorganization alternatives. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

BUSINESS STRATEGY

     While the Company remains committed in the long term to its multifaceted growth strategy of the past, as discussed below, current low oil prices and resulting cash flow dictates the Company's near-term business strategy is to further reduce operating costs and to direct all capital expenditures to low-risk projects which result in immediate and maximum cash flows. Most of the near-term capital expenditures are expected to be spent in Oklahoma. The Company's Oklahoma properties offer numerous shallow oil and gas recompletion and drilling opportunities with favorable economics even in today's price environment.

     In the past the Company has pursued a multifaceted growth strategy, as follows:

          Relatively Low-Risk Field Development. The Company maximizes production and increases reserves through relatively low-risk activities such as development/delineation drilling, including high-angle and horizontal drilling, multi-zone completions, recompletions, enhancement of production facilities and secondary recovery projects. Since 1994, the Company has drilled 92 development wells, of which 88% were completed successfully.

          Use of Technology. The Company identifies exploration prospects and develops reserves in the vicinity of its existing fields using technologies that include 3-D seismic technology. The Company first began using 3-D seismic technology in the Laurel field in Mississippi in 1983, and has recently shot two large 3-D seismic programs in and around its existing properties in Mississippi. At the time of purchase, the Company acquired four 3-D seismic programs in and around its Oklahoma properties. These programs have produced an attractive inventory of exploration projects that can be pursued in the future.

          Acquire Properties with Underdeveloped Reserves. The Company acquires underdeveloped crude oil and natural gas properties which have geological complexity and multiple producing horizons. Management believes that the Company's extensive experience in Mississippi developed over the past 15 years should enable it to efficiently increase reserves and improve production rates in similar geologically complex environments. Additionally, management believes that this experience gives the Company a competitive advantage in evaluating similarly situated acquisition prospects. See "Oil and Gas Operations -- Principal Areas of
     Activity -- Mid-Continent Area".

          Significant Control of Operations. The Company's long-term strategy of increasing production and reserves through acquiring and developing multiple-zone fields requires the Company to develop a thorough understanding of the complex geological structures and maintain operational control of field development. Therefore, the Company strives to operate and obtain high working interests in all its properties. As of December 31, 1998, the Company operated 17 of the 21 major fields in which it has production. Of the operated properties, the Company's average working interest is approximately 76%. Operating control, combined with the Company's significant technical and geological expertise, enables the Company to control the magnitude and timing of capital expenditures and field development.

          Geographic Focus. The Company has been able to maintain a low cost structure through asset concentration. At December 31, 1998, approximately 89% of the Company's Gulf Coast reserves were concentrated in five fields, and 84% of the Company's Mid-Continent reserves were concentrated in six fields. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. As a result, the Company has been able to achieve favorable average production costs of $4.18 per BOE for 1998.

          Other Activities. On December 2, 1998, the Company sold its natural gas assets located in Monroe, Louisiana, to an unrelated third party for a net sales price of $61.5 million. These assets represented approximately 14% of the Company's year end 1997 proved reserves and included two gas gathering systems.

          Effective December 31, 1997, the Company acquired approximately 50 MMBbls of crude oil and natural gas liquid reserves and approximately 33 Bcf of natural gas reserves as well as interests in more than 25,000 gross acres concentrated primarily in southern Oklahoma, including 14 principal producing fields, from Amoco Production Company. Daily net production from the properties during December 1997 was approximately 7,300 BOE. Consideration paid by the Company for the acquisition of these properties was $257.5 million cash and warrants to purchase one million common shares of the Company at $10.425 per share for a period of five years.

          On April 3, 1996, Interstate Natural Gas Company ("ING"), a wholly owned subsidiary of the Company, sold all of the stock of three wholly-owned subsidiaries that comprised its natural gas marketing and transportation segment to an unrelated third party for cash of $19.5 million, the assumption of net liabilities of approximately $2.3 million and the payment of taxes of $1.2 million generated as a result of the tax treatment of the transaction. Accordingly, the marketing and transportation segment is accounted for as discontinued operations herein.

          The Company. The Company was incorporated in June 1993 under the laws of the State of Texas and conducts a majority of its operations through its subsidiary Coho Resources, Inc. ("CRI"). References herein to "Coho" or the "Company", except as otherwise indicated, refer to Coho Energy, Inc. and its subsidiaries. The Company's principal executive office is located at 14785 Preston Road, Suite 860, Dallas, Texas 75240, and its telephone number is (972) 774-8300.

DEFINITIONS

     Unless otherwise indicated, natural gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. The following definitions apply to the technical terms used herein:

     "Bbls" means barrels of crude oil, condensate or natural gas liquids, and its equivalent to 42 U.S. gallons.

     "Bcf" means billions of cubic feet.

     "BOE" means barrel of oil equivalent, assuming a ratio of six Mcf to one
Bbl.

     "BOPD" means Bbls per day.

     "Developed acreage" means acreage which consists of acres spaced or assignable to productive wells.

     "Dry hole" means a well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.

     "Gravity" means the Standard American Petroleum Institute method for specifying the density of crude petroleum.

     "Gross" means the number of wells or acres in which the Company has an interest.

     "MBbls" means thousands of Bbls.

     "MBOE" means thousands of BOE.

     "Mcf" means thousands of cubic feet.

     "MMBbls" means millions of Bbls.

     "MMBOE" means millions of BOE.

     "MMbtu" means millions of British Thermal Units.

     "MMcf" means millions of cubic feet.

     "Net" is determined by multiplying gross wells or acres by the Company's working interest in such wells or acres.

     "Present Value of Proved Reserves" means the present value (discounted at 10%) of estimated future net cash flows (before income taxes) of proved crude oil and natural gas reserves.

     "Productive well" means a well that is not a dry hole.

     "Proved developed reserves" means only those proved reserves expected to be recovered from existing completion intervals in existing wells and those reserves that exist behind the casing of existing wells when the cost of making such reserves available for production is relatively small relative to the cost of a new well.

     "Proved reserves or reserves" means natural gas, crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable.

     "Proved undeveloped reserves" means those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     "Secondary recovery" means a method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     "Undeveloped acreage" means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of crude oil and natural gas, regardless of whether or not such acreage contains proved reserves.

                             OIL AND GAS OPERATIONS

     Coho has focused its operations on three main activities: conventional exploitation, secondary recovery and exploration. Each of these interrelated activities plays an important role in the Company's continuing production and reserve growth. The Company's 1998 operations have been conducted primarily in the Brookhaven, Laurel, Martinville, Soso and Summerland fields in Mississippi, and the Bumpass, Sholem Alechem and East Fitts Units in Oklahoma.

     Conventional Exploitation. The Company's properties are characterized by the large number of formations that have been productive, as well as by the large number of wells that have been drilled over the past 50 years. These well histories provide considerable geological and reservoir information for use in further exploration and exploitation. In 1998, Coho spent approximately $48 million of its total capital expenditures of $70 million on exploitation projects.

     Acquisition of mature underdeveloped and underexplored fields has been one of the key elements to the Company's strategy of building reserves and creating shareholder value. By capitalizing on its operating knowledge and technical expertise, the Company has been able to acquire properties and develop substantial additional low-cost reserves through conventional development drilling and exploration opportunities. This strategy is illustrated in the Company's 1995 acquisition of the Brookhaven field in Mississippi. Since acquiring this property, the Company has increased total daily field production as a result of successful exploitation and exploration to approximately 1,123 net BOE at December 31, 1998, from approximately 230 net BOE at the time of acquisition. In addition, the Company increased the proved reserves associated with its Mid Continent properties to 73.8 MMBOE at December 31, 1998 from 55.5 MMBOE at the time of their acquisition in December 1997 due to the Company's acquisition of additional working interest in the properties and the successful exploitation of the Springer, Deese, Viola, Hunton and Bromide reservoirs in 1998.

     Secondary Recovery. Over the last four years, the Company has evaluated 20 secondary recovery projects in the Mississippi salt basin. Six of these projects have been successfully developed and 14 are undergoing further evaluation or are in the pilot phase. Since the acquisition of its Oklahoma properties, the Company has identified 11 new secondary recovery projects to be developed. These projects are currently in the study or planning phases. Facilities and wellbores are being evaluated to begin pilot waterfloods in three of these projects. The current waterflood operations have been an effort by the Company to lower operating expenses and improve production enhancement opportunities through low cost waterflood conformance work. In 1998, the Company spent approximately $14 million of its total capital expenditure budget on secondary recovery projects. These projects have demonstrated strong production response and meaningful reserve additions. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. The Company believes opportunities exist for adding secondary recovery projects throughout the Company's current field inventory.

     Exploration. Because of the many productive formations located within the Company's producing properties, dry hole risks are substantially reduced, improving exploration economics. The Company has drilled several successful exploration wells in the currently defined Brookhaven, Laurel, Martinville and Eola fields. In 1995, the Company completed a 24-square mile 3-D seismic survey on the Martinville field. Based on this data, two successful exploratory wells were completed, one in 1996 and one in 1997. The Company has identified additional opportunities in the Martinville field; however, lower oil prices and budget constraints did not allow the Company to pursue these opportunities in 1998. If oil prices improve to more acceptable levels, the Company may pursue these drilling opportunities. In 1996, the Company completed a 3-square mile 3-D seismic survey encompassing the Laurel field, the Company's largest crude oil producing field, which currently has producing properties covering less than one square mile within the survey area. Based on initial interpretations, several exploration wells are planned in the future, and a "look-alike" prospect west of the Laurel field has been identified. The Company believes each of these fields has significant exploration reserve potential relative to the Company's reserve base.

     Along with the producing properties acquired in Oklahoma in 1997, the Company acquired approximately 95 square miles of 3-D and 2,750 miles of 2-D seismic data. A large portion of the 3-D data is over areas of future reserve potential. The 3-D data will be useful in enhancing waterflood development and exploration of the deeper objectives.

PRINCIPAL AREAS OF ACTIVITY

     The following table sets forth, for Coho's major producing areas, average net daily production of crude oil and natural gas on a BOE basis for each of the years in the three-year period ended December 31, 1998, and the number of productive wells producing at December 31, 1998:

                                       YEAR ENDED DECEMBER 31,          AT DECEMBER 31, 1998
                                       -----------------------   -----------------------------------
                                       1996     1997     1998        NET
                                       -----   ------   ------   PRODUCTIVE
                                                                    WELLS                   AVERAGE
                                       BOE/     BOE/     BOE/    -----------   PERCENTAGE   WORKING
FIELD                                   DAY     DAY      DAY     OIL    GAS     OPERATED    INTEREST
-----                                  -----   ------   ------   ----   ----   ----------   --------
Mississippi..........................  6,861    8,178    8,202   127      3        96%         90%
Oklahoma(a)..........................     --       --    6,345   634     36        52%         42%
Louisiana(b).........................  2,892    2,848    2,409    --     --        --          --
Other................................     16      201      643     2     --         8%         10%
                                       -----   ------   ------   ---     --
          Total......................  9,769   11,227   17,599   763     39
                                       =====   ======   ======   ===     ==

---------------

(a) These properties were acquired effective December 31, 1997. No production was recorded in 1997.

(b)  These properties were sold December 2, 1998.

GULF COAST AREA

     Brookhaven Field, Mississippi. In 1995, the Company purchased a 93% working interest in the unitized Brookhaven field covering more than 13,000 acres. At the time of acquisition, there were 11 active wells and 159 inactive wells. Proved reserves were 1.2 MMBOE and net production averaged approximately 230 BOE per day, producing only from the Tuscaloosa formation at 10,500 feet.

     Like other fields, Coho made the acquisition anticipating additional field-wide recoveries through development drilling, recompletions, secondary recovery and exploration. During its first year of ownership, the Company focused its efforts on expanding its understanding of the Tuscaloosa reservoir. Company mapping suggested less than 25% of the oil in place from the Tuscaloosa reservoir had been recovered. As a result of its study, the Company identified and has drilled six new Tuscaloosa well bores in the field to date. The six penetrations found unswept crude oil reserves associated with structural and stratigraphic complexity. Four of these penetrations have been completed as commercial producers and two wells will be used as injectors to aid the secondary recovery operations. In 1998, the Company continued its detailed study and mapping of the stratigraphically complex Tuscaloosa reservoirs and initiated several waterflood pilot areas.

     In addition to its exploitation success, the Company has had significant exploration success. In 1997 and early 1998, the Company experienced successful deep exploratory results in the Washita Fredricksburg, Paluxy and Rodessa formations, with initial production from these horizons in excess of 1,600 gross BOE per day. Due to deep structural complexity realized with the 1997 and early 1998 drilling, additional drilling was halted until new seismic data was acquired. In 1998, 35 miles of 2-D seismic data was acquired and interpreted. This 2-D seismic data has improved the structural definition of the deep drilling potential in these formations.

     Production in Brookhaven in 1998 averaged 1,123 BOE per day and proved reserves at December 31, 1998 were 7.2 MMBOE, a 28.3% increase over 1997 proved reserves.

     Cranfield Field, Mississippi. As a result of the exploration success at Brookhaven, the Company leased approximately 7,900 net acres on a similar geologic structure near the Brookhaven field in the Cranfield field. In 1998, detailed mapping using subsurface data from existing well bores and existing 2-D seismic data was performed. Drilling prospects were generated at depths of 6,000 feet to 11,000 feet in four different horizons: the Wilcox, Eutaw, Tuscaloosa and Washita Fredricksburg formations. Two existing wellbores were reentered during the second half of 1998. The Hosston and Mooringsport formations were tested unsuccessfully in one deep existing wellbore; however, excellent reservoir quality rock was found in the Mooringsport formation, which the Company believes remains a future exploitation opportunity. A re-entry of an existing shallow wellbore proved successful in both the Washita Fredricksburg and Wilcox formations. The Washita Fredricksburg formation tested at a rate of 700 Mcf per day and is currently awaiting pipeline connection. While no production sales occurred during 1998, the Company's successful testing and mapping resulted in 1.0 MMBOE of proved reserves at December 31, 1998.

     Laurel Field, Mississippi. The Laurel field is a multi-pay geological setting with producing horizons from the Eutaw formation (approximately 7,500 feet) to the Hosston formation (approximately 13,500 feet). It is the Company's largest oil producing property and represented approximately 43% of Coho's total Mississippi production on a BOE basis during 1998. At December 31, 1998, the field contained 45 wells producing from the Stanley, Christmas, Tuscaloosa, Washita Fredricksburg, Paluxy, Mooringsport, Rodessa, Sligo and Hosston reservoirs. Proved reserves at Laurel totaled 9.4 MMBbls at December 31, 1998.

     The Company considers the Laurel field both an exploration and exploitation success. In 1983, at the time of the initial acquisition, the only then existing well in what is now the Laurel field had been operating for 24 years and was only producing 47 BOPD. Coho then proceeded to employ 3-D seismic technology to assist in defining the multi-pay zones in the field and commenced an extensive drilling program to increase primary production, utilizing a combination of vertical, high-angle and horizontal drilling techniques.

     The Company has also implemented successful secondary recovery programs in a number of Laurel's producing reservoirs. In recent years, secondary recovery programs were started in the Mooringsport, Rodessa, Sligo and Tuscaloosa Stringer reservoirs. The production response from the secondary recovery projects has been strong.

     In addition to the continued exploitation program, the Company had continued an active exploration program at Laurel. In 1996 and 1997, much of the Company's focus at Laurel was directed toward a mineral leasing program, permitting and surveying associated with shooting a 37-square mile 3-D seismic program. In 1998, the Company evaluated the 3-D seismic data to better understand the exploration potential within the Laurel field as it is currently defined, as well as to define exploration possibilities in the acreage surrounding the field.

     The average net daily production for 1998 from Laurel was 3.5 MBOE, down from the level experienced in 1997 due to a scaled back operating and capital program which resulted from the substantial decline in commodity prices experienced in 1998. At December 31, 1998 proved reserves were 9.4 MMBOE, down approximately 39% from year end 1997. The reserve decline was attributable primarily to low year-end oil prices.

     Martinville Field, Mississippi. The Martinville field was originally discovered in 1957 and was acquired by Coho in April 1989. At the time of acquisition, Martinville was only producing 80 BOE per day, while the average production in 1998 was 1.5 MBOE per day. The field covers more than 7,400 acres, and currently has 21 producing wells. Like Laurel, the field is characterized by highly complex faulting and produces from multiple horizons. Coho currently has an average working interest of 97% in the field.

     In late 1995, the Company conducted a 3-D seismic shoot over a 24-square mile area to enhance the Company's ability to exploit primary reserves through continued reservoir delineation and to develop secondary recovery projects in the Mooringsport, Rodessa and Sligo formations.

     Since 1996, the Company has successfully drilled wells to the Hosston, Sligo, Rodessa, Mooringsport and Washita Fredricksburg formations, with two successful development wells drilled and completed in 1998 in the Sligo and Washita Fredricksburg reservoirs.

     With declining oil prices experienced in 1998, the Company spent much of the year refining the 3-D seismic interpretation of Martinville. The Company currently has defined six exploration prospects along with numerous development drilling opportunities. Proved reserves at year end 1998 totaled 6.2 MMBOE, a 10% decline from year end 1997. Like Laurel this reserve decline was due to low oil prices.

     Soso Field, Mississippi. In mid-1990, the Company acquired a 90% working interest in the Soso field, which was originally discovered in 1945 and covers approximately 6,461 acres. At the time of acquisition by the Company, the field produced 225 BOPD. In 1998, the average daily production was 807 BOE, a decrease of 33% from 1997 average daily production. Reserves at December 31, 1998 totaled
5.0 MMBOE, an 18% decrease from year end 1997. Production and reserve decreases were attributable to low commodity prices throughout the year and resulting minimal capital expenditures.

     Soso is a large, geologically complex field which had already produced over 75 MMBOE at the time Coho acquired it. Also, like Brookhaven, Coho's detailed mapping of the field suggested that less than 25% of the total crude oil had been recovered. Soso was acquired by the Company primarily to increase total recoverable reserves by another 5% to 15% through recompletions in existing wellbores, development drilling and secondary recovery projects.

     Most of the Company's early production growth at Soso was associated with workovers and recompletions on existing wells, with some development drilling taking place; however, with the success of secondary recovery projects at Laurel and Martinville, the Company took a fresh look at the field, and since then secondary recovery projects have been initiated in the Cotton Valley, Sligo and Rodessa formations. These projects have played a significant role in the production and reserve growth experienced since 1990.

     The most significant expenditure at Soso during 1998 was the acquisition of 35 miles of new 2-D seismic data. This 2-D seismic data should enhance the Company's development of the Hosston and Cotton Valley formations. Coho believes many more exploitation opportunities exist for primary as well as secondary reserves in the multi-reservoir field.

     Summerland Field, Mississippi. The Summerland field, discovered in 1959, is a broad, elongated, fault bounded anticline with productive intervals from the Tuscaloosa formation at approximately 6,000 feet to the Mooringsport formation at 12,500 feet. At December 31, 1998, the Company operated 21 producing wells and has an average working interest of 90% in this unitized field.

     The Company assumed operating control of the Summerland field in November 1989. Recompletions, development drilling and the installation of higher volume artificial lift equipment increased net crude oil production from 415 BOE per day (of which only 200 BOE per day were economic) in 1989 at the date of acquisition, to 1,019 BOE per day in 1998. Average daily production during 1998 was down 9% from 1997 average daily production as a result of the natural decline of the reservoirs and low capital expenditures during the year.

     At December 31, 1998, the Summerland field had proved reserves of 5.3 MMBOE. This represents a 25% decrease from year end 1997 and like Laurel, Martinville and Soso the reserve decline is due primarily to low oil prices.

MID-CONTINENT AREA

     In December 1997, the Company acquired interests in more than 25,000 gross acres concentrated primarily in southern Oklahoma, including 14 principal producing fields. Of the 14 major producing fields, the Company is operator of eleven fields and at December 31, 1998 had an average working interest in the fields it operates of approximately 73%.

     These properties are very similar to the Company's Mississippi salt basin operations and the Company believes that the application of its substantial knowledge base should benefit in the development of these properties. In 1998, the Company began an exploration and exploitation program which resulted in the drilling of 19 gross wells, 18 of which were completed successfully. Additionally, the Company began interpreting 3-D seismic information on two fields in 1998 and has identified several drilling opportunities as a direct result of this seismic information. Capital expenditures in the Mid-Continent area totaled approximately $18.5 million in 1998.

     Bumpass Unit, Oklahoma. The Bumpass Unit, located in Carter County, Oklahoma, was discovered in 1924. Production is primarily from both structural and stratigraphic traps within the Deese and Springer reservoirs. The Deese reservoirs are typically encountered at depths between 3,500 and 4,500 feet with the Springer reservoirs located from 4,500 to 6,700 feet.

     Currently, the Company's primary focus at Bumpass is to exploit the Flattop and Goodwin sands located in the Springer formation, which it believes to be underdeveloped. In 1998, the Company drilled one well, deepened another and worked over a third well, increasing gas production 2,945 net Mcf per day. The Company intends to continue this exploitation program in 1999. Additionally, the Company is studying the Humphrey sands, which are in the upper portion of the Springer formation, to determine their waterflood potential. The Company plans to initiate a waterflood program in 1999. At December 31, 1998, the Company had an average working interest of approximately 65% in the Bumpass field.

     Average net daily production in 1998 was 623 BOE. Proved reserves at December 31, 1998 totaled 5.0 MMBOE, an increase of 42% over the 3.5 MMBOE at the end of 1997. This increase is a direct result of the Company's success in exploiting the Springer formation in 1998.

     Sholem Alechem Fault Block "A" Unit, Oklahoma. Located in Stephens County, Oklahoma, the Sholem Alechem Fault Block "A" Unit ("SAFBAU") was discovered in 1947. As with the Bumpass Unit, production at SAFBAU originates primarily from the Deese and Springer reservoirs.

     In 1998, the Company deepened four wells into the Flattop and Goodwin sands located in the Springer formation, all of which were successful. Initial production from these wells totaled over 500 BOE per day. Exploitation of the Springer formation will continue into 1999. At December 31, 1998, the Company had an average working interest in Sholem Alechem of approximately 86%.

     Net production in 1998 totaled 308 MBOE, or about 843 BOE per day. Proved reserves at December 31, 1998 totaled 7.0 MMBOE, a 74% increase over year end 1997. This increase is a direct result of the Company's acquisition of additional working interests and success in exploiting the Springer formation in 1998.

     East Fitts Unit, Oklahoma. The East Fitts Unit ("East Fitts") was discovered in 1933, with production originating from the Cromwell, Hunton and Viola reservoirs, depths ranging from 2,400 to 5,000 feet.

     The Company's current emphasis at East Fitts is to take the Viola reservoir from ten acre spacing to five acre spacing. The Company believes that this development will not only increase existing production but prove up additional reserves. In 1998, the Company drilled five wells to the Viola reservoir, all of which were successful, increasing production by 200 BOE per day and adding approximately 600 MBOE in reserves. Additional wells to the Viola reservoir are planned in 1999, depending on oil prices, and the Company is planning to initiate pilot waterflood projects in the Chimney Hill formation, a lower member of the Hunton reservoir, and the Bromide formation. At December 31, 1998, the Company's average working interest in East Fitts was approximately 83%.

     Average net daily production in 1998 was 1.2 MBOE. Proved reserves at December 31, 1998 totaled 24.6 MMBOE, an increase of 51% over year end 1997. This increase is a direct result of the Company's acquisition of additional working interests and success in exploiting the Viola, Hunton and Bromide reservoirs in 1998.

     Other Oklahoma. The Company operates eight other fields in Oklahoma -- East Velma Middle Block, North Alma Deese, Tatums, Jennings Deese, Graham Deese, Eola S.E., Eola N.W. and Cox Penn. Total average net daily production in 1998 from these fields was 2.6 MBOE. East Velma Middle Block has significant upside potential through secondary recovery. Like reservoirs have been successfully waterflooded along the Velma complex. East Velma Middle Block is the remaining block along this complex which has not been enhanced through secondary recovery. Tatums is a shallow Deese producing unit which has been evaluated to have significant upside potential through down spacing. Currently the unit is developed on a ten acre spacing with some areas of the field underexploited. A five acre drilling program and adjustments to current waterflood injection could provide substantial upside potential. At year end, net proved reserves from these properties totaled 33.8 MMBOE, an increase of 11% from year end 1997.

     The Company also has non-operating working interest in three fields in Oklahoma. In 1998, total average net daily production was 1,479 BOE and year end reserves were estimated at 3.5 MMBOE.

     Since the acquisition of the Oklahoma Properties, the Company has identified 11 new secondary recovery projects to be developed. These projects are currently in the study or planning phases. Facilities and wellbores are being evaluated to begin pilot waterfloods. The current waterflood operations have been an effort by the Company to lower operating expenses and improve production enhancement opportunities through low cost waterflood conformance work. These projects have demonstrated strong production response. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. The Company believes opportunities exist for adding secondary recovery projects throughout the Company's current field inventory. Additionally, the Company believes that substantial Springer through Simpson gas potential exist in and around Coho's currently operated properties. This potential will be a focal point of low risk exploration through deepening of existing wellbores or recompletions which require less capital as compared to drilling for these objectives. Historically in these areas, gas has not been the primary focus of exploitation and technology has now allowed commercial development of these deeper, tighter objectives.

OTHER DOMESTIC PROPERTIES

     The Company also has working interests in other producing properties in Mississippi and Texas. The Company operates the Bentonia and Frio properties in Mississippi and owns non-operated working interests in the Glazier property in Mississippi, the Clarksville field in Texas and a field in state waters offshore North Padre Island, Texas. As of December 31, 1998, these fields had combined net proved reserves of 3.2 MMBOE.

TUNISIA, NORTH AFRICA

     The Company has a 45.8% interest in a permit covering 1.4 million gross acres in Tunisia, North Africa that it acquired from its former Canadian parent company. During 1994, the Company and its joint interest partners conducted a seismic survey on the Anaguid permit in Tunisia. In October 1995, the Company and its partners drilled an unsuccessful, exploratory well on its Anaguid permit in southern Tunisia. In early 1997, the Company and its partners conducted a 465 kilometer 2-D seismic program in a new area of the Anaguid permit. The Company is in the process of finalizing the location for the next exploratory well which must be drilled by June 1999 or the acreage concession will expire. The Company's estimated net cost to drill this well is approximately $2.5 million and the Company's net carrying cost for its investment in the Anaguid permit is approximately $5.7 million as of December 31, 1998. If the Company is unable to drill this well by June 1999 and the acreage concession expires, the Company will incur a liability of approximately $4.0 million for unfulfilled commitments, of which $3.7 million is due to the Tunisian government. Although the Company intends to drill this well, the Company cannot currently predict whether it will have the financial resources to make these expenditures.

  Production

     The following table sets forth certain information regarding the Company's production volumes, average prices received and average production costs associated with its sales of crude oil and natural gas for each of the years in the three-year period ended December 31, 1998:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1996     1997     1998
                                                             ------   ------   ------
CRUDE OIL:
  Volumes (MBbls)..........................................   2,468    2,820    5,069
  Average sales price (per Bbl)(a).........................  $16.42   $16.31   $10.40

NATURAL GAS:
  Volumes (MMcf)...........................................   6,646    7,666    8,125
  Average sales price (per Mcf)(b).........................  $ 2.07   $ 2.23   $ 1.98

AVERAGE PRODUCTION COST (PER BOE)(c).......................  $ 3.88   $ 3.90   $ 4.18

---------------

(a) Includes the effects of crude oil price hedging contracts. Price per Bbl before the effect of hedging was $18.34, $16.42 and $10.40 for the years ended December 31, 1996, 1997 and 1998, respectively.

(b) Includes the effects of natural gas price hedging contracts. Price per Mcf before the effect of hedging was $2.24, $2.22 and $1.92 for the years ended December 31, 1996, 1997 and 1998, respectively.

(c) Includes lease operating expenses and production taxes.

  Drilling Activities

     During the periods indicated, the Company drilled or participated in the drilling of the following wells, all of which were in the United States.

                                                        YEAR ENDED DECEMBER 31,
                                               ------------------------------------------
                                                   1996           1997           1998
                                               ------------   ------------   ------------
                                               GROSS   NET    GROSS   NET    GROSS   NET
                                               -----   ----   -----   ----   -----   ----
EXPLORATORY:
  Crude oil..................................    1      1.0     3      2.8     1      1.0
  Natural gas................................   --       --     1       .8    --       --
  Dry holes..................................    1      1.0     1      1.0     2      2.0
DEVELOPMENT:
  Crude oil..................................   13     12.0    10      9.3    26     21.7
  Natural gas................................    6      6.0    11      9.8     8      6.5
  Dry holes..................................    4      3.7     2      2.0     5      4.9
  Service wells..............................    8      7.5    --       --     2      1.0
                                                --     ----    --     ----    --     ----
          Total..............................   33     31.2    28     25.7    44     37.1
                                                ==     ====    ==     ====    ==     ====

At December 31, 1998, the Company was participating in 1 gross well (.1 net) that was in completion stage.

   Reserves

     The following table summarizes the Company's net proved crude oil and natural gas reserves as of December 31, 1998, which have been reviewed by Ryder Scott Company with regard to the Company's Mississippi properties and Sproule Associates, Inc. with regard to the Company's Oklahoma properties. The other properties in the table are related to the Company's crude oil and natural gas reserves located in Texas which have been audited, depending on location, by the above mentioned independent engineers.

                                                           CRUDE    NATURAL   NET PROVED
                                                            OIL       GAS      RESERVES
                                                          (MBBLS)   (MMCF)      (MBOE)
                                                          -------   -------   ----------
Mississippi.............................................   34,505    2,980      35,002
Oklahoma................................................   63,827   50,674      72,272
Other...................................................    1,672   12,674       3,785
                                                          -------   ------     -------
          Total.........................................  100,004   66,328     111,059
                                                          =======   ======     =======

     At December 31, 1998, the Company had net proved developed reserves of 74,898 MBOE and net proved undeveloped reserves of 36,161 MBOE. The Present Value of Proved Reserves was $269.3 million, which represented $193 million for the proved developed and $76 million for the proved undeveloped reserves. At December 31, 1997, the Company reported total proved reserves of 119,668 MBOE and the Present Value of Proved Reserves was $526.3 million. When excluding 1998 production and the reserves associated with the Company's Monroe field, which was sold in 1998, the Company increased reserves 13,514 MBOE in 1998 over 1997 or 13.9%.

     There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves, including many factors beyond the control of the Company. The estimates of the reserve engineers are based on several assumptions, all of which are to some degree speculative. Actual future production, revenues, taxes, production costs, development expenditures and quantities of recoverable crude oil and natural gas reserves might vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth herein. In addition, the Company's reserves might be subject to revision based upon actual production, results of future development, prevailing crude oil and natural gas prices and other factors.

     In general, the volumes of production from crude oil and natural gas properties decline as reserves are depleted. Except to the extent Coho acquires additional properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of Coho will decline as reserves are produced. Future crude oil and natural gas production is, therefore, highly dependent upon the level of success in acquiring or finding additional reserves.

     For further information on reserves, costs relating to crude oil and natural gas activities and results in operations from producing activities, see "Supplementary Information Related to Oil and Gas Activities" appearing in note 14 to the Consolidated Financial Statements of the Company included elsewhere herein.

  Acreage

     The following table summarizes the developed and undeveloped acreage owned or leased by Coho at December 31, 1998:

                                                        DEVELOPED        UNDEVELOPED
                                                     ---------------   ---------------
                                                     GROSS     NET     GROSS     NET
                                                     ------   ------   ------   ------
Mississippi........................................  25,086   23,722   28,246   23,718
Oklahoma...........................................  38,463   28,376       40       40
Texas..............................................   4,276    3,435    1,380    1,380
Offshore Gulf of Mexico............................   5,760    2,269       --       --
                                                     ------   ------   ------   ------
          Total....................................  73,585   57,802   29,666   25,138
                                                     ======   ======   ======   ======

     At December 31, 1998, the Company also held a 45.8% working interest in an exploratory permit in Tunisia, North Africa, covering 1,412,000 gross acres.

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, in certain circumstances, the Company makes only a limited review of title to undeveloped crude oil and natural gas leases at the time they are acquired by Coho. However, before the Company acquires developed crude oil and natural gas properties, and before drilling commences on any leases, the Company causes a thorough title search to be conducted, and any material defects in title are remedied to the extent possible. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically obligated to cure any such title defects at its expense. If Coho were unable to remedy or cure any title defect of a nature such that it would be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company believes that it has good title to its crude oil and natural gas properties, some of which are subject to immaterial encumbrances, easements and restrictions. The crude oil and natural gas properties owned by the Company are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. The Company does not believe that any of these encumbrances or burdens will materially affect Coho's ownership or use of its properties.

COMPETITION

     The crude oil and natural gas industry is highly competitive. A large number of companies and individuals engage in drilling for crude oil and natural gas, and there is a high degree of competition for desirable crude oil and natural gas properties suitable for drilling, for materials and third-party services essential for their exploration and development and for attracting and retaining quality personnel. The principal competitive factors in the acquisition of crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties and the financial resources necessary to acquire and develop them. Many of Coho's competitors are substantially larger and have greater financial and other resources than does Coho.

     The principal resources necessary for the exploration for, and the acquisition, exploitation, production and sale of, crude oil and natural gas are leasehold or freehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for and develop such reserves and capital assets required for the exploitation and production of the reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations. Coho must compete for such resources with both major oil companies and independent operators and also with other industries for certain personnel and materials. Although Coho believes its current resources are adequate to preclude any significant disruption of operations in the immediate future, the continued availability of such materials and resources to Coho cannot be assured.

CUSTOMERS AND MARKETS

     Substantially all of Coho's crude oil is sold at the wellhead at posted prices, as is customary in the industry. In certain circumstances, natural gas liquids are removed from the natural gas produced by Coho and are sold by Coho at posted prices. During 1998, three purchasers of the Company's crude oil and natural gas, EOTT Energy Corp. ("EOTT"), Amoco Production Company and Mid Louisiana Marketing Company, accounted for 42%, 28% and 14%, respectively, of Coho's revenues. The Company has a three-year crude oil purchase agreement with EOTT which was effective March 1, 1996. Under the crude oil purchase agreement, the Company committed the majority of its crude oil production in Mississippi to EOTT for a period of three years on a pricing basis of posting plus a premium. This contract is currently being renegotiated. The Company has entered into a contract with EOTT for approximately 50% of its heavy Mississippi crude oil with a well head price of $8.50 per barrel.

     The majority of crude oil production in Oklahoma is sold to Amoco Production Company on a pricing basis of posting plus a premium. Beginning January 1, 1999 and for a nine-year period thereafter, Amoco has a right of first refusal to match, in all respects, a competitive bid. The crude contract was a component of the original Amoco purchase and sale agreement and provides for a competitive annual review of the pricing mechanism.

     The price received by the Company for crude oil and natural gas may vary significantly during certain times of the year due to the volatility of the crude oil and natural gas market, particularly during the cold winter and hot summer months. As a result, the Company periodically enters into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. Gains and losses on these forward sale agreements are reflected in crude oil and natural gas revenues at the time of sale of the related hedged production. While intended to reduce the effects of the volatility of the prices received for crude oil and natural gas, such hedging transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 1 to the Consolidated Financial Statements of the Company included elsewhere herein.

OFFICE AND FIELD FACILITIES

     The Company currently leases its executive and administrative offices in Dallas, Texas, consisting of 47,942 square feet, under a lease that continues through October 2000. The Company also leases field offices in Laurel, Mississippi, covering approximately 5,000 square feet under a non-cancelable lease extending through June 2000, and Ratliff City, Oklahoma, covering approximately 10,000 square feet through January 2003.

GOVERNMENTAL REGULATION

     Regulation of Crude Oil and Natural Gas Exploration and Production. Crude oil and natural gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Such regulations include requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the plugging and abandonment of wells. The Company's operations are also subject to various conservation laws and regulations, including those of Mississippi, Oklahoma and Texas wherein the Company's properties are located. These laws and regulations include the regulation of the size of drilling and spacing units or proration units, the density of wells that may be drilled, and unitization or pooling of crude oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of land and leases. In addition, state conservation laws establish maximum rates of production from crude oil and natural gas wells, generally restrict the venting or flaring of natural gas, and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of crude oil and natural gas the Company can produce from its wells and to limit the number of wells or the locations at which the Company can drill. Each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Currently, the Company is subject to production tax rates of up to 6% in Mississippi and 7% in Oklahoma. In addition, the Company has been active in the adoption of legislation dealing with production and severance tax relief in Mississippi, specifically where severance tax is either waived for a fixed period of time, as in renewed production from inactive wells, or reduced to 50% of regular rates for enhanced recovery projects. The state of Oklahoma has adopted severance tax relief, where tax rates for posted crude oil priced less than $14.00 per barrel would be 1%, between $14.00 and $17.00 per barrel would be 4%, with a regular tax rate of 7% for prices over $17.00 per barrel.

     Legislation affecting the crude oil and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the crude oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the crude oil and natural gas industry increases the Company's cost of doing business and, consequently, affects its profitability.

     Offshore Leasing. Certain of the Company's operations are located on federal crude oil and natural gas leases, which are administered by the United States Minerals Management Service (the "MMS"). Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf ("OCS") to meet stringent engineering and construction specifications. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Under certain circumstances, the MMS may require any Company operations of federal leases to be suspended or terminated. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees or operators post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can obtain bonds or other surety in all cases.

     Gas Royalty Valuation Regulations. In December 1997, the MMS published a final rule amending its regulations governing valuation for royalty purposes of gas produced from federal and Indian leases. The rule primarily addresses allowances for transportation of gas and purports to clarify the methods by which gas royalties and deductions for gas transportation are calculated. The final rule became effective February 1, 1998. The rule purports to continue the commitment of the MMS to assure that lessees deduct only the actual, reasonable costs of transportation and not any costs of marketing. The rule identifies certain specifically allowable and certain specifically nonallowable costs of transportation.

     Crude Oil Sales and Transportation Rates. Sales of crude oil and condensate can be made by Coho at market prices not subject at this time to price controls. In January 1997, the MMS published a proposed rulemaking to amend the current federal crude oil royalty valuation regulations. In July 1997, the MMS published a supplementary proposed rulemaking concerning such regulations. In February 1998, the MMS published another supplementary proposed rulemaking. The intent of the rule is to decrease reliance on posted prices and assign a value to crude oil that better reflects market value. In general, the rule, as proposed, would base royalties on gross proceeds when the oil is sold under an arm's length contract by either the producer or the producer's marketing affiliate. Index pricing or other benchmarks would be used when oil is not sold under an arm's length contract. On July 16, 1998, the MMS proposed additional changes to its second supplementary proposed rule. On March 12, 1999, the MMS published a notice reopening the public comment period on the second supplementary proposed rule until April 12, 1999. In February 1998, the MMS also published a notice of proposed rulemaking to amend the current regulations establishing a value for royalty purposes of oil produced from Indian leases. The proposed changes would decrease reliance on oil posted prices and use more publicly available information for oil royalty calculation purposes under Indian leases. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this stage of the rulemaking proceedings how the Company might be affected by amendments to these regulations.

     The price that the Company receives from the sale of these products is affected by the cost of transporting the products to market. The Energy Policy Act of 1992 directed the FERC to establish a "simplified and generally applicable" rate making methodology for crude oil pipeline rates. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for crude oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal under certain conditions, the regulations may tend to increase transportation costs or reduce wellhead prices for such commodities.

     Future Legislation and Regulation. The Company's operations will be affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, crude oil and natural gas production operations and economics are affected by tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. For example, the price at which natural gas may lawfully be sold has historically been regulated under the Natural Gas Act. Only recently, with the deregulation of the last regulated price categories of natural gas on January 1,

1993, have free market forces been allowed to control the sales price of natural gas. Given the right set of circumstances, there is no guarantee that new regulations, similar or otherwise, would not be imposed on the production of sale of crude oil, condensate or natural gas. It is impossible to predict the terms of any future legislation or regulations that might ultimately be enacted or the effects of any such legislation or regulations on the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wildlife refuges or preserves, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

     The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of crude oil spills and liability for damages resulting from such spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. A "responsible party" includes the owner or operator of an onshore facility or a vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35.0 million ($10.0 million if the offshore facility is located landward of the seaward boundary of a state) to cover liabilities related to a crude oil spill for which such person is statutorily responsible. The amount of required financial responsibility may be increased above the minimum amounts to an amount not exceeding $150.0 million depending on the risks posed by the quantity or quality of crude oil that is handled by the facility. The MMS has promulgated regulations that implement the financial responsibility requirements under the OPA. The regulations use an offshore facility's worst case oil-spill discharge volume to determine if the responsible party must demonstrate increased financial responsibility. Because the Company's only offshore well is a natural gas well that does not produce oil, as such term is defined in the MMS regulations, the Company is not presently subject to the financial responsibility requirements.

     The OPA subjects responsible parties to strict, joint and several and potentially unlimited liability for removal costs and certain other damages caused by an oil spill covered by the statute. It also imposes other requirements on responsible parties, such as the preparation of a crude oil spill contingency plan. The Company has such a plan in place. Failure to comply with the OPA's ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions. As of this date, the Company is not the subject of any civil or criminal enforcement actions under the OPA.

     The Federal Water Pollution Control Act of 1972, as amended (the "FWPCA"), imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is probable that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state discharge regulations and the Federal National Pollutant Discharge Elimination System general permits prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into coastal waters. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substance under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances and for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Currently, the Company does not own or operate CERCLA identified sites.

     The Resource Conservation and Recovery Act ("RCRA") is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements (and liability for failure to meet such requirements) on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production wastes to be classified as non-hazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. At various times in the past, proposals have been made to amend RCRA and various state statutes to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste under such statutes. Repeal or modification of this exemption by administrative, legislative or judicial process, or through changes in applicable state statutes, would increase the volume of hazardous waste to be managed and disposed of by the Company. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any such change in the applicable statutes may require the Company to make additional capital expenditures or incur increased operating expenses.

     A sizable portion of the Company's operations in Mississippi is conducted within city limits. On an annual basis in order to obtain permits to conduct new drilling operations, the Company is required to meet certain tests of financial responsibility. The Company is conducting a voluntary program to remove inactive aboveground storage tanks from its well sites. Inactive tanks are replaced, as necessary, with newer aboveground storage tanks.

     Some states have enacted statutes governing the handling, treatment, storage and disposal of naturally occurring radioactive material ("NORM"). NORM is present in varying concentrations in subsurface and hydrocarbon reservoirs around the world and may be concentrated in scale, film and sludge in equipment that comes in contact with crude oil and natural gas production and processing streams. Mississippi legislation prohibits the transfer of property for residential or other unrestricted use if the property contains NORM above prescribed levels. The Company is voluntarily remediating NORM concentrations identified at several fields in Mississippi. In addition, the Company is a defendant in several lawsuits brought in 1994 and 1996 by landowners alleging personal injury and property damage from NORM at various wellsite locations.

     During 1995, the Company voluntarily negotiated a remediation plan with the governmental agencies responsible for the two wildlife refuges in the Monroe field. Under the plan, the Company began removal of the mercury meters within the wildlife refugees in 1996. The Company sold its interest and natural gas assets in the Monroe field on December 2, 1998. The purchaser agreed to assume the Company's obligations under the remediation plan.

     Because the Company's strategy is to acquire interests in underdeveloped crude oil and natural gas properties many of which have been operated by others for many year, the Company may be liable for damage or pollution caused by the former operators of such crude oil and natural gas properties. The Company makes a provision for future site restoration charges on a unit-of-production basis which is included in depletion and depreciation expense. In addition, the Company may continue to be responsible for environmental contamination on properties it transferred to others. The Company's operations are also subject to all the risks normally incident to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of the Company and others. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance is either not available to the Company against all operational risks or is not economically feasible for the Company to obtain. The occurrence of a significant event that would impose liability on the Company that is either not insured or not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

EMPLOYEES

     At March 1, 1999, Coho had 144 employees associated with its operations, including 26 field personnel in Mississippi and 28 field personnel in Oklahoma. None of the Company's employees is represented by a union. The Company considers its employee relations to be satisfactory.

ITEM 2. PROPERTIES

     For information with respect to the Company's properties, see "Business and Properties -- Oil and Gas Operations".

ITEM 3. LEGAL PROCEEDINGS

     The Company, together with several other companies, has been named as a defendant in a number of lawsuits in which the plaintiffs claim purported damages caused by naturally occurring radioactive materials at various wellsite locations on land leased by the Company in Mississippi. All of the suits purport to be based on similar factual allegations and seek damages primarily for land damage, health hazard and mental and emotional distress. None of the suits seek specific award amounts, but all seek punitive damages.

     While the Company is not able to determine its exposure in the suits at this time, the Company believes that the claims will have no material adverse effect on its financial position or results of operations.

     In 1998, a suit was filed against the Company by the acquirer of the Company's natural gas pipeline properties which were sold in 1996. This suit alleges that the Company gave false and fraudulent information with regard to the properties sold as well as alleging that the Company has interfered in contracts and business relations subsequent to the sale. The plaintiff is requesting payment for actual, punitive and other damages. The Company believes these charges are without merit.

     The Company is involved in various other legal actions arising in the ordinary course of business. While it is not feasible to predict the ultimate outcome of these actions or those listed above, management believes that the resolution of these matters will not have a material adverse effect, either individually or in aggregate, on the Company's financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     A special meeting of shareholders was held on December 4, 1998 to vote on an amendment to the Articles of Incorporation authorizing an increase in the number of shares of the Company's Common Stock from 50 million to 100 million and on the proposed sale of 41,666,666 shares of Common Stock to HM4 Coho L.P. pursuant to a stock purchase agreement dated August 21, 1998, as amended.

     At the close of business on November 6, 1998, the record date for the determination of stockholders entitled to vote at the meeting, there were outstanding 25,603,512 shares of common stock, of which 16,326,427 were represented at the meeting in person or by proxy. With regard to the amendment to increase the number of authorized shares from 50 million to 100 million, 15,726,461 were voted in favor of the proposal, 512,776 shares voted against the proposal and 87,190 shares abstained from voting. There were no broker non-votes. With regard to the amendment to approve the sale of 41,666,666 shares of common stock to HM4 Coho L.P., 14,634,027 shares voted in favor, 473,056 shares voted against, 100,263 abstained from voting and there were 1,119,081 broker non-votes. Both issues were approved by the voting shareholders.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock is listed on the Nasdaq Stock Market under the symbol "COHO". The following table sets forth the range of high and low sale prices for the Common Stock as reported on the Nasdaq Stock Market.

                                                                HIGH    LOW
                                                                ----    ---
1997
  1st Quarter...............................................     $9 1/4 $6 7/8
  2nd Quarter...............................................     11 1/2  6 7/8
  3rd Quarter...............................................     11 5/8  9
  4th Quarter...............................................     13      8 1/4
1998
  1st Quarter...............................................     $9 5/8 $6 1/4
  2nd Quarter...............................................      9 1/4  6 1/4
  3rd Quarter...............................................      7 1/8  4 1/2
  4th Quarter...............................................      5 1/8  2 5/16

     Prior to the opening of markets on Monday March 8, 1999, the Nasdaq Stock Market halted trading on the Company's Common Stock based on Coho's announcement that day of a receipt of a notice of default from the lenders under the Company's Revolving Credit Facility. The Nasdaq Stock Market requested additional information from the Company regarding the Company's compliance with the continued listing requirements of the Nasdaq Stock Market. As of March 31, 1999, the Company is not able to respond because it has not formalized a restructuring plan and trading on the Company's Common Stock on the Nasdaq Stock Market has not resumed. On March 29, 1999, the Company received a letter from the Nasdaq Stock Market that it has determined that the continued listing of the Company's Common Stock on the Nasdaq Stock Market is no longer warranted. The Company intends to request an oral hearing with the Nasdaq Stock Market, which, pursuant to Nasdaq's Marketplace Rules, will stay any delisting action pending a final decision by the Nasdaq Listing Qualifications Panel. The last reported sale price of the Common Stock as reported on the Nasdaq Stock Market on March 5, 1999 was $ 5/8 per share. At March 22, 1999, there were 398 holders of record of the Common Stock. The Company believes it has in excess of 12,000 beneficial holders of its Common Stock.

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. In the past, the Company has used its available cash flow to conduct exploration and development activities or to make acquisitions, and expects to continue to do so in the future. In addition, the terms of the Company's revolving credit facility and Senior Notes indenture restrict the payment of dividends by the Company and CRI. Due to a current default under the Company's existing revolving credit facility, and due to the Company's current and expected capital needs, it is unlikely that the Company will pay dividends in the foreseeable future. Coho Energy, Inc. currently is a holding company with no independent operations. Accordingly, any amounts available for dividends will be dependent on the prior declaration of dividends by the subsidiaries of Coho Energy, Inc. Any declaration of dividends by the subsidiaries of Coho Energy, Inc. would be subject to Canadian or U.S. withholding tax at applicable tax rates.

ITEM 6. SELECTED FINANCIAL DATA

     The following selected consolidated financial data for each of the five years in the period ended December 31, 1998 are derived from, and qualified by reference to, the Company's audited consolidated financial statements included at Item 8 hereof. The information presented below should be read in conjunction with Coho's Consolidated Financial Statements and the notes thereto and "Management's Discussion and

Analysis of Financial Condition and Results of Operations" included elsewhere herein. The selected consolidated financial data presented below are not necessarily indicative of the future results of operations or financial performance of the Company.

                                         1994(1)(2)   1995(2)      1996       1997       1998
                                         ----------   --------   --------   --------   ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA:
  Operating revenues...................   $ 26,464    $ 40,903   $ 54,272   $ 63,130   $  68,759
  Operating costs......................      9,372      12,457     13,875     15,970      26,859
  General and administrative
     expenses..........................      3,435       5,400      7,264      7,163       7,750
  Allowance for bad debt...............         --          --         --         --         894
  Depletion and depreciation...........      9,989      14,717     16,280     19,214      28,135
  Writedown of crude oil and natural
     gas properties....................         --          --         --         --     188,000
  Net interest expense.................      3,972       8,048      7,464     10,474      32,721
  Other expense........................        973          --         --         --       2,129
  Income tax expense (benefit).........       (303)        112      3,483      4,020     (14,383)
  Earnings (loss) from continuing
     operations........................       (974)        169      5,906      6,288    (203,346)
  Net earnings (loss)..................     (1,654)      1,780      5,906      6,288    (203,346)
  Basic earnings (loss) from continuing
     operations per common share(3)....   $  (0.07)   $  (0.02)  $   0.29   $   0.29   $   (7.94)
  Diluted earnings (loss) from
     continuing operations per common
     share(4)..........................   $  (0.07)   $  (0.02)  $   0.29   $   0.28   $   (7.94)
  Basic earnings (loss) per common
     share(3)..........................   $  (0.12)   $   0.05   $   0.29   $   0.29   $   (7.94)
  Diluted earnings (loss) per common
     share(4)..........................   $  (0.12)   $   0.05   $   0.29   $   0.28   $   (7.94)
OTHER FINANCIAL DATA:
  Capital expenditures.................   $ 19,503    $ 29,970   $ 52,384   $ 72,667   $  70,143
BALANCE SHEET DATA:
  Working capital (deficit)(5).........   $ (2,379)   $ 14,433   $  6,662   $ (2,021)  $(388,297)
  Net property and equipment...........    171,524     175,899    210,212    531,409     324,574
  Total assets.........................    196,970     204,042    230,041    555,128     350,068
  Long-term debt, excluding current
     portion...........................     86,311     107,403    122,777    369,924          --
  Redeemable preferred stock...........     16,125          --         --         --          --
  Total shareholders' equity...........     56,416      74,321     81,466    142,103     (61,243)

---------------

(1) In December 1994, the Company acquired all of the outstanding common stock of ING.

(2) Amounts for 1994 and 1995 exclude discontinued operations representing the Company's natural gas marketing and transportation segment.

(3) Basic per share amounts have been computed by dividing net earnings after preferred dividends by the weighted average number of shares outstanding:
    14,190 in 1994; 17,932 in 1995; 20,179 in 1996; 21,693 in 1997; and 25,604
    in 1998, respectively.

(4) Diluted per share amounts have been computed by dividing net earnings after preferred dividends by the weighted average number of shares outstanding including common stock equivalents, consisting of stock options and warrants, when their effect is dilutive: 14,190 in 1994; 17,932 in 1995; 20,342 in 1996; 22,334 in 1997; and 25,604 in 1998, respectively.

(5) Amount for 1995 includes $17,421 related to net assets of discontinued operations. Amount for 1998 includes $384,031 related to current portion of long-term debt due to default under the Company's existing credit agreement.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein. Certain information contained herein, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. See "Forward-Looking Statements".

SUBSEQUENT EVENTS

     See "Liquidity and Capital Resources" for a description of certain events affecting the current liquidity of the Company.

COMPANY HISTORY

     The Company was incorporated in June 1993 under the laws of the State of Texas and conducts a majority of its operations through CRI.

     In December 1994, the Company acquired all of the capital stock of Interstate Natural Gas Company ("ING"). ING, through its subsidiaries, was a privately-held natural gas producer, gatherer and pipeline company operating in Louisiana and Mississippi. Consideration paid by the Company for the acquisition of ING was $20 million cash, the assumption of net liabilities of $3.3 million (excluding deferred taxes), 2,775,000 shares of the Common Stock and 161,250 shares of redeemable preferred stock (which preferred shares were exchanged on August 30, 1995 for 3,225,000 shares of Common Stock), having an aggregate stated value of $16.1 million. The acquisition of ING was accounted for using the purchase method.

     In April 1996, ING sold all of the stock of three wholly-owned subsidiaries that comprised its natural gas marketing and transportation segment to an unrelated third party for cash of $19.5 million, the assumption of net liabilities of approximately $2.3 million and the payment of taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The marketing and transportation segment is accounted for as discontinued operations herein.

     On October 3, 1997, the Company issued 5,000,000 shares of common stock at $10.50 per share and issued $150 million of 8 7/8% Senior Subordinated Notes due 2007 ("Senior Notes") pursuant to two public offerings with combined net proceeds of $193.7 million. The proceeds from these offerings were used to repay $144.8 million of indebtedness outstanding under the Company's Revolving Credit Facility, for general corporate purposes and to fund a portion of the December 1997 Oklahoma property acquisition discussed below.

     Effective December 31, 1997, the Company acquired from Amoco Production Company ("Amoco") interests in certain crude oil and natural gas properties ("Oklahoma Properties") located primarily in southern Oklahoma for cash consideration of approximately $257.5 million and warrants to purchase one million shares of common stock at $10.425 per share for a period of five years valued at $3.4 million. The Oklahoma Properties are in more than 25,000 gross acres concentrated in southern Oklahoma, including 14 major producing oil fields. Of the 14 major producing fields, the Company is operator of eleven fields and at December 31, 1998 had an average working interest in the fields it operates of approximately 73%.

     On December 2, 1998, the Company sold its natural gas assets, including its natural gas properties and the related gas gathering systems, located in Monroe, Louisiana to an unaffiliated third party for net proceeds of approximately $61.5 million. The proved reserves attributable to such natural gas properties represented approximately 14% of the Company's year end 1997 proved reserves. The sale of these assets represented substantially all of the remaining assets of ING.

GENERAL

     The Company seeks to acquire controlling interests in underdeveloped crude oil and natural gas properties and attempts to maximize reserves and production from such properties through relatively low-risk activities such as development drilling, multiple completions, recompletions, workovers, enhancement of production facilities and secondary recovery projects. The Company's only operating revenues are crude oil and natural gas sales with crude oil sales representing approximately 75% of production revenues and natural gas sales representing approximately 25% of production revenues during 1996 and 1997, and crude oil sales representing approximately 77% of production revenues and natural gas sales representing approximately 23% of production revenues during 1998. Approximately 60% of natural gas sales revenues during 1998 were attributable to the Monroe field gas properties which were sold in December 1998. Operating revenues increased from $26.5 million in 1994 to $68.8 million in 1998 primarily due to an increase in production volumes from successful development and exploration activities in the Company's existing Mississippi fields and due to the following acquisitions: the December 1994 acquisition of the Monroe natural gas field; the August 1995 acquisition of the Brookhaven field and; the December 1997 acquisition of the Oklahoma Properties.

     The Company also strives to maintain a low cost structure through asset concentration, such as in the interior salt basin of Mississippi and the Oklahoma Properties. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. Production costs (including lease operating expenses and production taxes) per BOE have decreased from $4.49 in 1994 to $4.18 in 1998.

     The price received by the Company for crude oil and natural gas may vary significantly during certain times of the year due to the volatility of the crude oil and natural gas market, particularly during the cold winter and hot summer months. As a result, the Company has entered, and expects to continue to enter, into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations, though at December 31, 1998, the Company was not a party to any forward sale agreements or other arrangements. It is unlikely that the Company will be able to enter into any forward sales agreements or other similar arrangements until it remedies its current liquidity problems because of the associated credit risks of the counterparty to such agreements. See "Liquidity and Capital Resources." While the Company's hedging program is intended to stabilize cash flow and thus allow the Company to plan its capital expenditure program with greater certainty, such hedging transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedge. Because all hedging transactions are tied directly to the Company's crude oil and natural gas production and natural gas marketing operations, the Company does not believe that such transactions are of a speculative nature. Gains and losses on these hedging transactions are reflected in crude oil and natural gas revenues at the time of sale of the hedged production. Any gain or loss on the Company's crude oil hedging transactions is determined as the difference between the contract price and the average closing price for West Texas Intermediate ("WTI") crude oil on the New York Mercantile Exchange ("NYMEX") for the contract period. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price on NYMEX for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual price received for the Company's crude oil and natural gas.

     The Company also controls the magnitude and timing of its capital expenditures by obtaining high working interests in and operating its properties. At December 31, 1998, the Company owned an average working interest of 76% in the fields it operates.

RESULTS OF OPERATIONS

  Selected Operating Data

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1997      1998
                                                              -------   -------   -------
PRODUCTION:
  Crude oil (Bbl/day).......................................    6,742     7,726    13,889
  Natural gas (Mcf/day).....................................   18,160    21,003    22,260
          BOE (Bbl/day).....................................    9,769    11,227    17,599
AVERAGE SALES PRICES:
  Crude oil (per Bbl).......................................  $ 16.42   $ 16.31   $ 10.40
  Natural gas (per Mcf)(a)..................................     2.07      2.23      1.98
PER BOE DATA:
  Production costs(b).......................................  $  3.88   $  3.90   $  4.18
  Depletion.................................................     4.55      4.69      4.38
PRODUCTION REVENUES (IN THOUSANDS):
  Crude oil.................................................  $40,527   $45,991   $52,689
  Natural gas...............................................   13,745    17,139    16,070
                                                              -------   -------   -------
          Total production revenues.........................  $54,272   $63,130   $68,759
                                                              =======   =======   =======

---------------

(a)  Natural gas prices are net of fuel costs used in gas gathering.

(b) Includes lease operating expenses and production taxes, exclusive of general and administrative costs.

     YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     Operating Revenues. During 1998, production revenues increased 9% to $68.8 million as compared to $63.1 million in 1997. This increase was principally due to an 80% increase in crude oil production and a 6% increase in natural gas production, substantially offset by decreases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 36% and 11%, respectively.

     The 6% increase in daily natural gas production is primarily due to a 26% increase in production as a result of the December 1997 acquisition of the Oklahoma Properties, substantially offset by production declines on the Company's Brookhaven, Martinville, North Padre and Monroe fields. Additionally, the Monroe field was sold to an unaffiliated third party on December 2, 1998, resulting in lower gas production for the year of 1998 as compared to the year of 1997. The Monroe field represented 85% and 67% of the Company's gas production in 1997 and 1998, respectively. The 80% increase in daily crude oil production during 1998 is primarily due to a 76% increase in production as a result of the acquisition of the Oklahoma Properties. Although the Company increased crude oil production during the first three quarters of 1998 as compared to the same period in 1997 in the Martinville and Brookhaven fields, such increases were substantially offset by fourth quarter 1998 crude oil production declines of 21% on its Mississippi fields as compared to the fourth quarter of 1997 as well as overall crude oil production declines in the Soso and Summerland fields throughout 1998 as compared to 1997.

     Crude oil and natural gas production declined in the fourth quarter of 1998 from an average of 18,495 BOE per day during the first nine months of 1998 to 14,939 BOE per day during the fourth quarter of 1998 due to the December 1998 sale of the Monroe field natural gas properties and due to overall production declines in the operated Mississippi and Oklahoma properties. Due to the Company's capital restraints in conjunction with the decline in crude oil prices, the Company significantly reduced both minor and major well repairs on its operated properties during the last five months of 1998 and ceased all well repairs in December 1998, resulting in overall production declines. The Company's crude oil and natural gas production level was approximately 11,400 BOE per day in January 1999. The Company does not anticipate any improvement in production and will experience further production declines, until funds are available for well repairs and additional development activity.

     Average crude oil prices realized in 1998, including hedging gains and losses discussed below, decreased from 1997 due to declining oil prices which can be attributed to several factors, including: a lack of cold weather in the 1998 winter months, increased storage inventories and perceptions of the effects of increased quotas or lack of adherence to quotas from the Organization of Petroleum Exporting Countries. The posted price for the Company's crude oil averaged $11.32 per Bbl in 1998, a 38% decrease over the average posted price of $18.34 per Bbl experienced in 1997. The price per Bbl received by the Company is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price.

     The realized price for the Company's natural gas, including hedging gains and losses discussed below, decreased 11% from $2.23 per Mcf in 1997 to $1.98 per Mcf in 1998 due to a lack of cold weather and market volatility.

     Production revenues for 1998 included no crude oil hedging gains or losses compared to crude oil hedging losses of $0.3 million ($.11 per Bbl) in 1997. Production revenues in 1998 included natural gas hedging gains of $0.5 million ($.06 per Mcf) compared with natural gas hedging gains of $0.1 million ($.01 per Mcf) for 1997. Any gain or loss on the Company's crude oil hedging transactions is determined as the difference between the contract price and the average closing price for WTI on the NYMEX for the contract period. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual sales price received for the Company's crude oil and natural gas.

     Interest and other income decreased to $214,000 in 1998 from $646,000 in 1997 primarily due to a decline of interest received on cash investments in 1998. In 1997, $137,000 of interest was received by the Company in the first quarter on a federal tax refund and $465,000 of interest was earned in the fourth quarter on cash investments.

     Expenses. Production expenses (including production taxes) were $26.9 million for 1998 compared to $16 million for 1997. On a BOE basis, production costs increased to $4.18 per BOE in 1998 compared to $3.90 per BOE in 1997. The increase in expenses between years is primarily due to an increase of approximately $11.8 million relating to the December 1997 acquisition of the Oklahoma Properties, partially offset by reduced operating costs on the Company's Mississippi properties due to the improved operating efficiencies and due to a reduction of repairs imposed by the Company during the last half of 1998 due to the decline in crude oil prices.

     General and administrative costs increased 8% from $7.2 million in 1997 to $7.8 million in 1998 primarily due to increased personnel costs due to staff additions to handle the increased capital activities in Mississippi during the first half of 1998 and the December 1997 acquisition of the Oklahoma Properties and due to the accrual of a $0.4 million fee related to the termination of a drilling contract which extended through mid-year 1999, partially offset by an increase in capitalization of salaries and other general and administrative costs directly associated with the Company's exploration and development activities.

     Allowance for bad debt in 1998 represents an allowance for uncollectible accounts receivable from working interest owners and an allowance for director and employee receivables as discussed in Note 11 of the Notes to the Consolidated Financial Statements contained elsewhere herein.

     Unsuccessful transaction costs of $2.1 million incurred in 1998 relate to the termination of an agreement in which the Company was to issue $250 million of equity. Such costs are comprised of $1.2 million for financial advisory services in conjunction with such transaction, $0.5 million for an outside financial advisor regarding the fairness of the agreement and $0.4 million for legal, accounting and other services.

     Interest expense increased 296% in 1998 compared to 1997, due to higher borrowing levels during 1998 as compared to 1997 and due to the sale of $150 million of Senior Notes on October 3, 1997, which bear a higher interest rate than the Company's revolving credit facility. The average interest rate paid on outstanding indebtedness was 8.07% in 1998, compared to 7.84% in 1997. The borrowing levels increased throughout 1997 and 1998 due to additional borrowings to fund the Company's capital expenditure program and the December 1997 acquisition of the Oklahoma Properties.

     Depletion and depreciation expense increased 46% to $28.1 million in 1998 from $19.2 million in 1997. These increases are primarily the result of increased production volumes partially offset by a decreased rate per BOE, which decreased to $4.38 in 1998, compared with $4.69 in 1997. The depletion and depreciation rate per BOE decreased between years due to the writedowns of oil and gas properties in 1998 as discussed below.

     In accordance with generally accepted accounting principles, at a point in time coinciding with the quarterly and annual reporting periods, the Company must test the carrying value of its crude oil and natural gas properties, net of related deferred taxes, against a calculated amount based on estimated reserve volumes valued at then current realized prices held flat for the life of the properties discounted at 10% per annum plus the lower of cost or estimated fair value of unproved properties (the "cost center ceiling"). If the carrying value exceeds the cost center ceiling, the excess must be expensed in such period and the carrying value of the oil and gas reserves lowered accordingly. Amounts required to be written off may not be reinstated for any subsequent increase in the cost center ceiling. During 1998, the carrying values exceeded the cost center ceilings, resulting in non-cash writedowns of the crude oil and natural gas properties, aggregating $188 million, including $32 million, $41 million and $115 million recognized in the first, second and fourth quarters of 1998, respectively.

     Current tax expense of $4.1 million in 1998 primarily relates to state income taxes due on the December 1998 sale of the Monroe field natural gas properties and related gas gathering systems.

     The Company's net operating loss carryforwards ("NOLs") for United States and Canadian federal income tax purposes were approximately $64.9 million at December 31, 1998 and expire between 1999 and 2018. Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not." A valuation allowance has been established for the entire balance of these NOLs as it is uncertain whether they will be utilized before they expire.

     The Company's net loss for 1998 was $203.3 million, as compared to net earnings of $6.3 million for 1997, for the reasons discussed above.

     YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Operating Revenues. During 1997, production revenues increased 16% to $63.1 million as compared to $54.3 million in 1996. This increase was principally due to a 15% increase in crude oil production, a 16% increase in natural gas production and an increase in the price received for natural gas (including hedging gains and losses discussed below) of 8%.

     The 16% increase in daily natural gas production is primarily a result of the continued positive response from the Company's development efforts in the North Padre, Martinville and Brookhaven fields. The 15% increase in daily crude oil production during 1997 is due to significant production increases made in the Martinville, Soso and Brookhaven fields, with production increasing by 125%, 51% and 87%, respectively, in such fields. These production increases were partially offset by a production decrease in the Summerland field due to the unusually high frequency of weather-related power outages and mechanical problems during the first quarter of 1997 and normal production declines due to the maturity of the field.

     Average crude oil prices realized in 1997, including hedging gains and losses discussed below, remained comparable to 1996. Even though posted crude oil prices received in 1997 declined from 1996 prices, the average prices realized in 1996 and 1997 were comparable due to crude oil hedging losses experienced in 1996. The posted price for the Company's crude oil averaged $18.34 per Bbl in 1997, a 9% decrease over the average posted price of $20.23 per Bbl experienced in 1996. The price per Bbl received by the Company is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price.

     The realized price for the Company's natural gas, including hedging gains and losses discussed below, increased 8% from $2.07 per Mcf in 1996 to $2.23 per Mcf in 1997. Although the average natural gas prices received, net of fuel used in gathering, in 1996 and 1997 were comparable at $2.25 per Mcf and $2.22 per Mcf, respectively, the natural gas hedging losses in 1996 reduced the realized price in 1996 by $0.18 per Mcf while 1997 hedging gains increased the realized price in 1997 by $0.01 per Mcf.

     Production revenues for 1997 included crude oil hedging losses of $0.3 million ($0.11 per Bbl) compared to crude oil hedging losses of $4.7 million ($1.92 per Bbl) in 1996. Production revenues in 1997 also included natural gas hedging gains of $0.1 million ($0.01 per Mcf) compared with natural gas hedging losses of $1.2 million ($0.18 per Mcf) for 1996.

     Interest and other income decreased to $646,000 in 1997 from $1 million in 1996 primarily due to $472,000 of interest earned during 1996 on the receivable from the sale of the marketing and pipeline segment of operations and due to an unrealized gain of $450,000 on marketable securities in 1996, partially offset by $137,000 of interest received in the first quarter of 1997 on a federal tax refund and $465,000 of interest earned in the fourth quarter of 1997 on cash investments.

     Expenses. Production expenses (including production taxes) were $16 million for 1997 compared to $13.9 million for 1996. This increase primarily reflects additional production volumes. On a BOE basis, production costs increased to $3.90 per BOE in 1997 compared to $3.88 per BOE in 1996.

     General and administrative costs decreased 1% between years from $7.3 million in 1996 to $7.2 million in 1997. General and administrative costs expensed in 1997 were less than such costs expensed in 1996, even though total general and administrative costs increased, due to an increase in the capitalization of salaries and other general and administrative costs directly associated with the Company's increased exploration and development activities. Total general and administrative cost increased due to higher compensation and employee related costs attributable to staff additions and higher professional fees.

     Interest expense increased 31% in 1997 compared to 1996, due to higher borrowing levels during 1997 as compared to 1996 and due to the sale of $150 million of 8 7/8% Senior Subordinated Notes ("Senior Notes") on October 3, 1997 which bear a higher interest rate than the Company's revolving credit facility. The average interest rate paid on outstanding indebtedness was 7.84% in 1997, compared to 7.6% in 1996.

     Depletion and depreciation expense increased 18% to $19.2 million in 1997 from $16.3 million in 1996. These increases are primarily the result of increased production volumes and an increased rate per BOE, which increased to $4.69 in 1997, compared with $4.55 in 1996.

     Based on the cost center ceiling test at December 31, 1997, using the year end WTI posted reference price of $16.17 per Bbl of crude oil and a year end price of $2.26 per Mcf of natural gas, the carrying value of the crude oil and natural gas properties were lower than the cost center ceiling therefore no writeoff was required.

     The Company's net earnings for 1997 were $6.3 million, as compared to net earnings of $5.9 million for 1996, for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Capital Sources. Cash flow generated from operating activities was $37.1 million and $691,000 for the years ended December 31, 1997 and 1998, respectively. Operating revenues, net of lease operating expenses, production taxes and general and administrative expenses decreased $5.8 million (15%) during 1998 from 1997, despite a 57% increase in equivalent production between years, primarily due to price decreases during 1998 from 1997 of 36% and 11% for crude oil and natural gas, respectively. Additionally, interest expense increased $22.2 million between periods as a result of borrowings to finance the Company's capital expenditure program and the December 1997 acquisition of the Oklahoma Properties. Changes in operating assets and liabilities provided $4.6 million of cash for operating activities for the year ended December 31, 1998, primarily due to the increase in federal and state taxes payable and accrued interest payable, partially offset by the increase in cash in escrow and the decrease in other accrued liabilities. See "Results of Operations" for a discussion of operating results.

     On December 2, 1998, the Company sold its natural gas assets, including its natural gas properties and the related gas gathering systems, located in Monroe, Louisiana for approximately $61.5 million. Proceeds from the sale were used to reduce borrowings under the Company's Revolving Credit Facility.

     As discussed more fully under "Results of Operations for the Year Ended December 31, 1998 Compared with the Year Ended December 31, 1997", operating revenues have been declining during 1998 due to crude oil and natural gas price declines. Additionally, the Company's crude oil and natural gas production has declined from an average of 18,495 BOE per day during the first nine months of 1998 to approximately 11,400 BOE per day during January 1999 due to the sale of the Monroe field gas properties in December 1998, which contributed approximately 2,670 BOE per day during the first nine months of 1998, due to overall production declines on the Company's operated properties in Oklahoma and Mississippi as a result of the decrease and ultimate cessation of well repair work during the last five months of 1998 and due to the Company halting production on wells which are uneconomical due to depressed crude oil prices. The Company does not anticipate any improvement in production and will experience further production declines, until funds are available for well repairs and additional development activity.

     Based on the January 1999 production level of approximately 11,400 BOE per day and the average price received in January 1999 of approximately $8.30 per barrel of crude oil and $1.92 per mcf of natural gas, the Company's operating revenues are adequate to cover lease operating expenses, production taxes and general and administrative expense but are not sufficient to cover interest accruing on the Senior Notes or on the borrowings under the Revolving Credit Facility. See "-- Future Operations".

     At December 31, 1998, the Company had a working capital deficit of $387.9 million primarily due to the reclassification of all long term debt to current maturities as discussed below. See "-- Future Operations".

     In August 1998, the Company announced that it had reached an agreement to issue $250 million of common stock at $6.00 per share to HM4 Coho L.P. On December 15, 1998, the Company announced that HM4 Coho L.P. was terminating the prior agreement and that the Company was considering a restructuring of the HM4 Coho L.P. agreement, which had received shareholder approval, to reflect an increase in the number of shares that the Company would issue for the $250 million purchase price based on a price per share of $4.00 versus $6.00. After working through all of the issues and reaching a verbal agreement with all of the interested parties with regard to the proposed restructuring, the Company was informed by HM4 Coho L.P. on February 12, 1999 that it was no longer interested in the investment.

     Under the Revolving Credit Facility, at December 31, 1998, the amount available to the Company in borrowing capacity for general corporate purposes ("Borrowing Base") was $242 million. The Revolving Credit Facility terminates on January 2, 2003. The margin premium charged in excess of LIBOR for revolving Eurodollar advances is based on a ratio calculated on a rolling four-quarter basis of consolidated indebtedness to EBITDA. Amounts outstanding up to $220 million under the Revolving Credit Facility accrue interest at the option of the Company at (i) LIBOR plus a maximum of 1.50% or (ii) the prime rate. Amounts outstanding in excess of $220 million accrue interest at the option of the Company at (i) LIBOR plus 2.50% or (ii) the prime rate plus 1%. CRI, and its wholly owned subsidiaries, Coho Louisiana Production Company, Coho Exploration, Inc. and Coho Oil & Gas, Inc., are the borrowers under the Revolving Credit Facility and the repayment of all advances is guaranteed by Coho Energy, Inc. Outstanding advances under the Revolving Credit Facility are secured by substantially all of the assets of the Company. At December 31, 1998, the Revolving Credit Facility lenders were Banque Paribas, Houston Agency; Bank One, Texas, N.A.; MeesPierson Capital Corp.; Bank of Scotland; Den Norske Bank; Christiania Bank; Credit Lyonnais and Toronto Dominion Bank. At December 31, 1998, outstanding advances under the Company's Revolving Credit Facility were $235 million and increased to $239.6 million as of January 5, 1999.

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that the Borrowing Base was reduced to $150 million effective January 31, 1999 creating an over advance under the new Borrowing Base of $89.6 million. Under the terms of the Revolving Credit Facility, the Company was required to cure the over advance amount by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess,
(b) prepaying, without premium or penalty, such excess plus accrued interest or
(c) paying the first of five equal monthly installments to repay the over advance.

     The Company was unable to cure the over advance as required by the Revolving Credit Facility by March 2, 1999. On March 8, 1999, the Company received written notice from the lenders under the Revolving

Credit Facility that it was in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, as a result of the payment default, the past due payments under the Revolving Credit Facility will bear interest at the default interest rate of prime plus 4%. Although the lenders have not accelerated the full amount outstanding under the Revolving Credit Facility, the outstanding advances of $235 million as of December 31, 1998 have been reclassified to current maturities because the Company is currently unable to cure the default within the required terms. The Company is currently in discussions with the lenders under the Revolving Credit Facility to work with the Company in restructuring this repayment schedule so that the Company can continue to pursue alternative arrangements. See "-- Future Operations".

     The Revolving Credit Facility contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($108 million plus 50% of the accumulated consolidated net income beginning in 1998 for the cumulative period excluding adjustments for any write down of property, plant and equipment, plus 75% of the cash proceeds of any sales of capital stock of the Company), (ii) maintenance of minimum ratios of cash flow to interest expense (2.5 to 1) as well as current assets (including unused borrowing base) to current liabilities (1 to 1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At December 31, 1998, the Company was not in compliance with the cash flow to interest expense and current asset to current liability covenants.

     The $150 million of Senior Notes are unsecured senior subordinated obligations of the Company and rank pari passu in right of payment to all existing and future senior subordinated indebtedness of the Company. The Senior Notes mature on October 15, 2007 and bear interest from October 3, 1997 at the rate of 8 7/8% per annum payable semi-annually, commencing on April 15, 1998. Certain subsidiaries of the Company issued guarantees of the Senior Notes on a senior subordinated basis. The indenture issued in conjunction with the Senior Notes (the "Indenture") contains certain covenants, including covenants that limit (i) indebtedness, (ii) restricted payments, (iii) distributions from restricted subsidiaries, (iv) transactions with affiliates, (v) sales of assets and subsidiary stock (including sale and leaseback transactions), (vi) dividends and other payment restrictions affecting restricted subsidiaries and (vii) mergers or consolidations.

     As a result of the payment default under the Revolving Credit Facility discussed above, the Company may be in default under the terms of the Senior Notes specified in the Indenture. If the Company is in default of the Senior Notes as a result of the payment default under the Revolving Credit Facility, the Company will be required to deliver a written notice to the Trustee of the Senior Notes within 30 days after the occurrence of the event of default in the form of an officers' certificate indicating an event of default has occurred and is continuing and what action the Company is taking or proposing to take with respect to the event of default. Under an event of default of the Senior Notes, the Trustee by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. All amounts outstanding under the Senior Notes as of December 31, 1998 have been classified as current maturities because the Company is currently unable to cure the existing or pending default within the required terms of the Indenture.

     Future Operations. The Company is exploring its alternatives to resolve its current liquidity problems, including (a) the current default under the Revolving Credit Facility, (b) the potential acceleration of all amounts due under the Revolving Credit Facility and the Senior Notes, and (c) inadequate cash flow from operations to support upcoming interests payments due on the Revolving Credit Facility on April 6, 1999 and on the Senior Notes due on April 15, 1999 or to meet other accrued liabilities as they become due. The alternatives available to the Company include, but are not limited to, the conversion of a portion or all of the $150 million of the Senior Notes to equity, raising additional equity and/or refinancing the Company's Revolving Credit Facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund repairs on and the continued development of the Company's properties. The Company is also evaluating cost reduction programs to enhance cash flow from operations. There can be no assurance that the Company will be successful in resolving its liquidity problems through the alternatives set forth above and may seek protection under Chapter 11 of the United States Bankruptcy Code while it is pursuing other financing and/or reorganization alternatives. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     Dividends. While the Company is restricted on the payment of dividends under the Revolving Credit Facility, dividends are permitted on Company equity securities provided (i) the Company is not in default under the Revolving Credit Facility; and (ii) (a) the aggregate sum of the proposed dividend, plus all other dividends or distributions made since February 8, 1994 do not exceed 50% of cumulative consolidated net income during the period from January 1, 1994 to the date of the proposed dividend, or (b) the ratio of total consolidated indebtedness (excluding accounts payable and accrued liabilities) to shareholders' equity does not exceed 1.6 to 1 after giving effect to such proposed dividend or (c) the aggregate amount of the proposed dividend, plus all other dividends or distributions made since February 8, 1994, do not exceed 100% of cumulative consolidated net income for the three fiscal years immediately preceding the date of payment of the proposed dividend. The Indenture limits the Company's ability to pay dividends, based on the Company's ability to incur additional indebtedness and primarily limited to 50% of consolidated net income earned, excluding any write down of property, plant and equipment after the date the Senior Notes were issued plus the net proceeds from any future sales of capital stock of the Company. Due to the Company's default under the Revolving Credit Facility and due to the Company's current and expected capital needs as discussed above, it is unlikely that the Company will pay dividends in the foreseeable future.

     Capital Expenditures. During 1998, the Company incurred capital expenditures of $70.1 million compared with $72.7 million in 1997. The capital expenditures incurred during 1998 were largely in connection with the continuing development efforts, including recompletions, workovers and waterfloods, on existing wells in the Company's Brookhaven, Laurel, Martinville, Summerland, Bumpass, Tatums, East Fitts, North Alma Deese and Sholem Alechem fields. In addition, during 1998, the Company drilled 42 wells, including sixteen producing oil wells, one producing gas well and three dry holes in the Mississippi fields; eleven producing oil wells, five producing gas wells and one dry hole in the Oklahoma fields; and two producing gas wells and three dry holes in the Monroe, Louisiana field.

     General and administrative costs directly associated with the Company's exploration and development activities were $4.1 million and $5.7 million for the years ended December 31, 1997 and 1998, respectively, and were included in total capital expenditures.

     The Company is in the process of finalizing the location for an exploratory well on its Anaguid permit in Tunisia, North Africa. A well must be drilled by June 1999 or the acreage concession will expire. The Company's estimated net cost to drill is approximately $2.5 million and the Company's net carrying cost for its investment in the Anaguid permit is approximately $5.7 million as of December 31, 1998. If the Company is unable to drill this well by June 1999 and the acreage concession expires, the Company will incur a liability of approximately $4.0 million for unfulfilled commitments, of which $3.7 million is due to the Tunisian government. Although the Company intends to drill this well, the Company cannot currently predict whether it will have the financial resources to make these expenditures. The Company has not entered into any other capital commitments in 1999 due to its liquidity problems discussed above.

     Hedging Activities. Crude oil and natural gas prices are subject to significant seasonal, political and other variables which are beyond the Company's control. In an effort to reduce the effect on the Company of the volatility of the prices received for crude oil and natural gas, the Company has entered, and expects to continue to enter, into crude oil and natural gas hedging transactions. It is unlikely that the Company will be able to enter into any forward sales agreements or other similar arrangements until it remedies its current liquidity problems because of the associated credit risks of the counterparty to such agreements. See "Liquidity and Capital Resources." The Company's hedging program is intended to stabilize cash flow and thus allow the Company to minimize its exposure to price fluctuations. Because all hedging transactions are tied directly to the Company's crude oil and natural gas production, the Company does not believe that such transactions are of a speculative nature. Gains and losses on these hedging transactions are reflected in crude oil and natural gas revenues at the time of sale of the hedged production. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price on NYMEX for the last three days during the month in which the hedge is in place. At December 31, 1998, the Company has no natural gas or crude oil production hedged and there were no deferred or unrealized hedging gains or losses.

     The Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" for fiscal year ended 2000. If the Company had adopted SFAS No. 133 during 1998, there would be no effect as the Company has no hedges outstanding at December 31, 1998. Although the future impact of adopting SFAS No. 133 has not been determined yet, the Company believes that the impact will not be material.

     Year 2000 Issue. The Company, like other businesses, is facing the Year 2000 issue. Many computer systems and equipment with embedded chips or processors use only two digits to represent the calendar year. This could result in computational or operational errors because date sensitive systems will recognize the year 2000 as 1900 or not at all. This inability to recognize or properly treat the year 2000 may cause systems to process critical financial and operational information incorrectly.

     State of Readiness. The Company has divided its Year 2000 review into five separate elements: accounting computer systems, network infrastructure, desktop computers at corporate headquarters, field operational systems and major suppliers and purchasers. The Company has completed its Year 2000 review and remediation with respect to the first three elements and has determined that accounting computer systems, network infrastructure and desktop computers at the corporate headquarters are Year 2000 compliant.

     The Company is continuing its review of field operational systems. All networks and communications systems and infrastructure in the field are now compliant. Upgrades on the production reporting system for Year 2000 compliance are completed and testing is in its final phase. Desktop computers in the field are 80% compliant with full compliance projected in the second quarter of 1999. The field automation equipment in the Company's Oklahoma division was found to be non-compliant. Quotes for all needed upgrades have been received, and the Oklahoma division is expected to be compliant by mid-1999. The Company estimates that it is 100% complete with its review, and is 75% complete with its remediation of field operational systems and expects to have complete Year 2000 certification in this element by mid-year 1999.

     The Company is concurrently reviewing Year 2000 compliance of major suppliers and purchasers. The Company has contacted its major suppliers and purchasers by letter and has asked for a written response from them describing their Year 2000 readiness efforts. To date, the Company has not identified any material problems associated with the Year 2000 readiness efforts of its major suppliers and purchasers. The Company estimates that it is 40% complete with its review of major suppliers and purchasers. Though some suppliers and purchasers have not yet completed their Year 2000 readiness efforts, the Company expects to be substantially complete with its Year 2000 certification for this element by the third quarter of 1999.

     In addition, the Company is currently working on a contingency plan that addresses potential Year 2000 problems both within the Company and with major suppliers and purchasers of the Company. The Company anticipates that the contingency plan will be in place by the third quarter of 1999.

     Cost. The Company began its Year 2000 Program in 1997, and has incorporated its preparations into its normal equipment upgrade cycle. As a result, the historical cost of the Company's Year 2000 efforts to date has not been material. Management does not estimate future expenditures related to the Year 2000 to be material.

     Risks. The Company believes that it is taking all reasonable steps to ensure Year 2000 readiness. Its ability to meet the projected goals, including the costs of addressing the Year 2000 issue and the dates upon which compliance will be attained, depends on the Year 2000 readiness of its key suppliers and customers and the successful development and implementation of contingency plans. Although these and other unanticipated Year 2000 issues could have an adverse effect on the results of operations or financial condition of the Company, it is not possible to estimate the extent of impact at this time, since the contingency plans are still under development.

     ALL STATEMENTS REGARDING YEAR 2000 MATTERS CONTAINED IN THIS ANNUAL REPORT ON FORM 10-K ARE "YEAR 2000 READINESS DISCLOSURES" WITHIN THE MEANING OF THE YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company utilizes financial instruments which inherently have some degree of market risk. The primary sources of market risk include fluctuations in commodity prices and interest rate fluctuations.

     Price Fluctuations. The Company's result of operations are highly dependent upon the prices received for crude oil and natural gas production. The Company has entered, and expects to continue to enter, into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. At December 31, 1998, the Company was not a party to any forward sale agreements or other arrangements. It is unlikely that the Company will be able to enter into any forward sales agreements or other similar arrangements until it remedies its current liquidity problems because of the associated credit risks of the counterparty to such agreements. See "Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Interest Rate Risk. Total debt as of December 31, 1998, included $235 million of floating-rate debt attributed to bank credit facility borrowings. As a result, the Company's annual interest cost in 1999 will fluctuate based on short-term interest rates.

     The impact on annual cash flow of a ten percent change in the floating interest rate (approximately 73 basis points) would be approximately $1.7 million assuming outstanding debt of $235 million throughout the year.

     Total debt as of December 31, 1998, also included $149 million (net of $1 million of unamortized original issue discount) of fixed rate Senior Notes with an estimated fair market value of $57 million based on quoted prices from market sources.

     The Company is in default under its bank credit facility and may be default under its Senior Notes. See "Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

ITEM 8. FINANCIAL STATEMENTS

Report of Independent Public Accountants....................   35
Consolidated Balance Sheets, December 31, 1997 and 1998.....   36
Consolidated Statements of Operations, Years Ended December
  31, 1996, 1997 and 1998...................................   37
Consolidated Statements of Shareholders' Equity, Years Ended
  December 31, 1996, 1997 and 1998..........................   38
Consolidated Statements of Cash Flows, Years Ended December
  31, 1996, 1997 and 1998...................................   39
Notes to Consolidated Financial Statements, Years Ended
  December 31, 1996, 1997 and 1998..........................   40

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have audited the accompanying consolidated balance sheets of Coho Energy, Inc. (a Texas corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' investments and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coho Energy, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has received a notice of default from its lenders under its existing bank credit facility and may be in default under the terms of its 8 7/8% Senior Subordinated notes, and projects negative cash flow from operations in 1999 that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
March 24, 1999

                       COHO ENERGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31
                                                              --------------------
                                                                1997       1998
                                                              --------   ---------
Current assets
  Cash and cash equivalents.................................  $  3,817   $   6,901
  Cash in escrow............................................        --       1,505
  Accounts receivable, principally trade....................    10,724       9,960
  Deferred income taxes.....................................     1,818          --
  Other current assets......................................       715         948
                                                              --------   ---------
                                                                17,074      19,314
Property and equipment, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 3)..................................................   531,409     324,574
Other assets................................................     6,645       6,180
                                                              --------   ---------
                                                              $555,128   $ 350,068
                                                              ========   =========

                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable, principally trade.......................  $  4,888   $   5,577
  Accrued liabilities and other payables....................     7,545       5,970
  Accrued interest..........................................     3,901       7,302
  Accrued compensation......................................     1,423          --
  Accrued environmental costs...............................     1,300         686
  Federal and state income taxes payable....................        --       4,045
                                                                    38     384,031
                                                              --------   ---------
                                                                19,095     407,611
Long term debt, excluding current portion (note 4)..........   369,924          --
Deferred income taxes (note 5)..............................    20,306          --
                                                              --------   ---------
                                                               409,325          --
                                                              --------   ---------
Commitments and contingencies (note 9)......................     3,700       3,700
Shareholders' equity (note 7)
  Preferred stock, par value $0.01 per share Authorized
     10,000,000 shares, none issued
  Common stock, par value $0.01 per share Authorized
     100,000,000 shares Issued 25,603,512 shares at December
     31, 1997 and 1998......................................       256         256
  Additional paid-in capital................................   137,812     137,812
  Retained earnings (deficit)...............................     4,035    (199,311)
                                                              --------   ---------
          Total shareholders' equity........................   142,103     (61,243)
                                                              --------   ---------
                                                              $555,128   $ 350,068
                                                              ========   =========

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31
                                                               -----------------------------
                                                                1996      1997       1998
                                                               -------   -------   ---------
Operating revenues
  Crude oil and natural gas production (note 10)............   $54,272   $63,130   $  68,759
                                                               -------   -------   ---------
Operating expenses
  Crude oil and natural gas production......................    11,277    13,747      23,475
  Taxes on oil and gas production...........................     2,598     2,223       3,384
  General and administrative................................     7,264     7,163       7,750
  Allowance for bad debt....................................        --        --         894
  Unsuccessful transaction costs............................        --        --       2,129
  Depletion and depreciation................................    16,280    19,214      28,135
  Writedown of crude oil and natural gas properties.........        --        --     188,000
                                                               -------   -------   ---------
          Total operating expenses..........................    37,419    42,347     253,767
                                                               -------   -------   ---------
Operating income (loss).....................................    16,853    20,783    (185,008)
                                                               -------   -------   ---------
Other income and expenses...................................     1,012       646         214
  Interest and other income.................................    (8,476)  (11,120)    (32,935)
                                                               -------   -------   ---------
  Interest expense..........................................    (7,464)  (10,474)    (32,721)
                                                               -------   -------   ---------
Earnings (loss) before income taxes.........................     9,389    10,309    (217,729)
                                                               -------   -------   ---------
Income taxes (note 5)
  Current (benefit) expense.................................      (411)      163       4,111
  Deferred (reduction) expense..............................     3,894     3,858     (18,494)
                                                               -------   -------   ---------
                                                                 3,483     4,021     (14,383)
                                                               -------   -------   ---------
Net earnings (loss).........................................   $ 5,906   $ 6,288   $(203,346)
                                                               =======   =======   =========
Basic earnings (loss) per common share......................   $   .29   $   .29   $   (7.94)
                                                               =======   =======   =========
Diluted earnings (loss) per common share....................   $   .29   $   .28   $   (7.94)
                                                               =======   =======   =========

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                         NUMBER OF
                                          COMMON               ADDITIONAL   RETAINED
                                          SHARES      COMMON    PAID-IN     EARNINGS
                                        OUTSTANDING   STOCK     CAPITAL     (DEFICIT)     TOTAL
                                        -----------   ------   ----------   ---------   ---------
Balance at December 31, 1995..........  20,165,263     $202     $ 82,278    $  (8,159)  $  74,321
  Issued on
     (i) Exercise of Employee Stock
       Options........................      81,863       --          414           --         414
     (ii) Acquisition of working
       interest.......................     100,000        1          824           --         825
  Net earnings........................          --       --           --        5,906       5,906
                                        ----------     ----     --------    ---------   ---------
Balance at December 31, 1996..........  20,347,126      203       83,516       (2,253)     81,466
  Issued on
     (i) Exercise of Employee Stock
       Options........................     256,386        3        1,733           --       1,736
     (ii) Public offering of common
       stock..........................   5,000,000       50       49,173           --      49,223
     (iii) Warrants...................          --       --        3,390           --       3,390
  Net earnings........................          --       --           --        6,288       6,288
                                        ----------     ----     --------    ---------   ---------
Balance at December 31, 1997..........  25,603,512      256      137,812        4,035     142,103
  Net loss............................          --       --           --     (203,346)   (203,346)
                                        ----------     ----     --------    ---------   ---------
Balance at December 31, 1998..........  25,603,512     $256     $137,812    $(199,311)  $ (61,243)
                                        ==========     ====     ========    =========   =========

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                             --------------------------------
                                                               1996       1997        1998
                                                             --------   ---------   ---------
Cash flows from operating activities
  Net earnings (loss)......................................  $  5,906   $   6,288   $(203,346)
Adjustments to reconcile net earnings to net cash provided
  (used) by operating activities:
  Depletion and depreciation...............................    16,280      19,214      28,135
  Writedown of crude oil and natural gas properties........        --          --     188,000
  Deferred income taxes....................................     3,894       3,858     (18,488)
  Amortization of debt issue costs and other...............       271         591       1,756
Changes in:
  Cash in escrow...........................................        --          --      (1,505)
  Accounts receivable......................................    (6,983)      1,160      (1,150)
  Other assets.............................................      (489)       (351)       (628)
  Accounts payable and accrued liabilities.................        40       4,346       7,917
  Investment in marketable securities......................    (1,512)      1,962          --
  Deferred income taxes and other current liabilities......      (560)         --          --
                                                             --------   ---------   ---------
Net cash provided by operating activities..................    16,847      37,068         691
                                                             --------   ---------   ---------
Cash flows from investing activities
  Acquisitions.............................................        --    (259,355)         --
  Property and equipment...................................   (52,384)    (72,667)    (70,143)
  Changes in accounts payable and accrued liabilities
     related to exploration and development................      (902)      3,559      (2,986)
  Proceeds on sale of property and equipment...............    21,476          --      61,452
                                                             --------   ---------   ---------
Net cash used in investing activities......................   (31,810)   (328,463)    (11,677)
                                                             --------   ---------   ---------
Cash flows from financing activities
  Increase in long term debt...............................    52,600     402,894      76,113
  Debt issuance costs......................................        --      (4,275)         --
  Repayment of long term debt..............................   (37,617)   (155,989)    (62,043)
  Proceeds from exercised stock options....................       414       1,495          --
  Issuance of common stock.................................        --      49,223          --
                                                             --------   ---------   ---------
Net cash provided by financing activities..................    15,397     293,348      14,070
                                                             --------   ---------   ---------
Net increase in cash and cash equivalents..................       434       1,953       3,084
Cash and cash equivalents at beginning of year.............     1,430       1,864       3,817
                                                             --------   ---------   ---------
Cash and cash equivalents at end of year...................  $  1,864   $   3,817   $   6,901
                                                             ========   =========   =========
Supplemental disclosure of cash flow information:
  Cash paid for interest...................................  $  8,259   $   7,774   $  28,426
  Cash paid (received) for income taxes....................  $    478   $     603   $    (256)

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Coho Energy, Inc. ("CEI") was incorporated in June 1993 as a Texas corporation and conducts a majority of its operations through its subsidiary, Coho Resources, Inc. ("CRI"), and its subsidiaries (collectively the "Company").

  Principles of Presentation

     These consolidated financial statements have been prepared in conformity with generally accepted accounting principles as presently established in the United States and include the accounts of CEI as successor to CRI, and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year statements to conform with the current year presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Substantially all of the Company's exploration, development and production activities are conducted in the United States and Tunisia jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

  Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and highly liquid debt instruments purchased with an original maturity of three months or less.

  Cash in Escrow

     The cash in escrow will be released to the Company no later than April 1999. The amount released to the Company is subject to reduction pending completion of the post closing review by the buyer of the Monroe field natural gas properties, as discussed in Note 6. The Company does not anticipate any significant reductions from this review.

  Accounts Receivable

     The Company performs ongoing reviews with respect to accounts receivable and maintains an allowance for doubtful accounts receivable ($43,000 and $929,000 at December 31, 1997 and 1998, respectively) based on expected collectibility.

  Crude Oil and Natural Gas Properties

     The Company's crude oil and natural gas producing activities, substantially all of which are in the United States, are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of crude oil and natural gas properties and with the exploration for and development of crude oil and natural gas reserves, including related gathering facilities. All internal corporate costs relating to crude oil and natural gas producing activities are expensed as incurred. Proceeds from disposition of crude oil and natural gas properties are accounted for as a reduction in capitalized

                       COHO ENERGY, INC. AND SUBSIDIARIES
costs, with no gain or loss recognized unless such dispositions involve a significant alteration in the depletion rate in which case the gain or loss is recognized.

     Depletion of crude oil and natural gas properties is provided using the equivalent unit-of-production method based upon estimates of proved crude oil and natural gas reserves and production which are converted to a common unit of measure based upon their relative energy content. Unproved crude oil and natural gas properties are not amortized but are individually assessed for impairment. The costs of any impaired properties are transferred to the balance of crude oil and natural gas properties being depleted. Estimated future site restoration and abandonment costs are charged to earnings at the rate of depletion of proved crude oil and natural gas reserves and are included in accumulated depletion and depreciation.

     In accordance with the full cost method of accounting, the net capitalized costs of crude oil and natural gas properties as well as estimated future development, site restoration and abandonment costs are not to exceed their related estimated future net revenues discounted at 10%, net of tax considerations, plus the lower of cost or estimated fair value of unproved properties.

  Impairment of Long-Lived Assets

     During fiscal year 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived-Assets To Be Disposed Of." The Company has no long-lived assets which are subject to the impairment test requirements of SFAS No. 121. The Company's only long-lived assets are oil and gas properties which are subject to the full cost ceiling test in accordance with the full cost method of accounting, as discussed above.

  Other Assets

     Other assets generally include deferred financing charges which are amortized over the term of the related financing under the straight line method.

  Stock-Based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  Earnings Per Common Share

     The Company accounts for earnings per share ("EPS") in accordance with SFAS No. 128 "Earnings Per Share." Under SFAS No. 128, no dilution for any potentially dilutive securities is included for basic EPS. Diluted EPS are based upon the weighted average number of common shares outstanding including common

                       COHO ENERGY, INC. AND SUBSIDIARIES
shares plus, when their effect is dilutive, common stock equivalents consisting of stock options and warrants. Previously reported EPS were equivalent to the diluted EPS calculated under SFAS No. 128.

                                           1996                              1997                              1998
                              -------------------------------   -------------------------------   -------------------------------
                                              COMMON                            COMMON                          COMMON
                                INCOME        SHARES     EPS      INCOME        SHARES     EPS      LOSS        SHARES      EPS
                              -----------   ----------   ----   -----------   ----------   ----   ---------   ----------   ------
                              (IN 000'S)                        (IN 000'S)                                    (IN 000'S)
BASIC EARNINGS PER SHARE....    $5,906      20,178,917   $.29     $6,288      21,692,804   $.29   $(203,346)  25,603,512   $(7.94)
                                                         ====                              ====                            ======
Stock Options...............                   162,651                           641,099                              --
                                ------      ----------            ------      ----------          ---------   ----------
DILUTED EARNINGS PER
  SHARE.....................    $5,906      20,341,568   $.29     $6,288      22,333,903   $.28   $(203,346)  25,603,512   $(7.94)
                                ======      ==========   ====     ======      ==========   ====   =========   ==========   ======

     Basic EPS were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS were calculated based upon the weighted number of common shares outstanding during the year including common stock equivalents, consisting of stock options for the three years and warrants for 1997 and 1998, when their effect is dilutive. In 1998, conversion of the stock options would have been anti-dilutive and, therefore, was not considered in diluted EPS. In 1997 and 1998, conversion of the warrants would have been anti-dilutive and, therefore, was not considered in diluted EPS.

  Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  Hedging Activities

     Periodically, the Company enters into futures contracts which are traded on the stock exchanges in order to fix the price on a portion of its crude oil and natural gas production. Changes in the market value of crude oil and natural gas futures contracts are reported as an adjustment to revenues in the period in which the hedged production or inventory is sold. The gain or loss on the Company's hedging transactions is determined as the difference between the contract price and a reference price, generally closing prices on the New York Mercantile Exchange.

  Revenue Recognition Policy

     Revenues generally are recorded when products have been delivered and services have been performed.

  Environmental Expenditures

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures which improve the condition of a property as compared to the condition when originally constructed or acquired or prevent environmental contamination are capitalized. Expenditures which relate to an existing condition caused by past operations, and do not contribute to future operations, are expensed. The Company accrues remediation costs when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated.

                       COHO ENERGY, INC. AND SUBSIDIARIES

  Business Segments

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information", which requires information to be reported in segments. The Company currently operates in a single reportable segment; therefore, no additional disclosure will be required.

2. FUTURE OPERATIONS

     The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Due to a continued period of depressed prices since December 1997, the Company generated an operating loss of $185 million for the year ended December 31, 1998, including a writedown of its oil and gas properties of $188 million. Although unaudited information subsequent to December 31, 1998 indicates that the Company should generate operating income during 1999, assuming the Company does not experience further price or production deterioration, the level of such operating income will not be sufficient to cover interest accruing on its indebtedness or to meet other accrued liabilities as they become due.

     Additionally, as discussed in Note 4, the Company received a notice of default in March 1999 from its lenders under its existing bank credit facility because the Company was unable to cure an over advance position of $89.6 million due to the reduction of its borrowing base as a result of the depressed crude oil and natural gas prices. As a result of this bank default, the Company may be in default under the terms of its 8 7/8% Senior Subordinated Notes ("Senior Notes") due to cross default provisions in the indenture related to the Senior Notes. Although the lenders under the existing bank credit facility have not accelerated the full amount outstanding of $235 million as of December 31, 1998 and although the Company may not be in default under the Senior Notes indenture, all amounts outstanding under these facilities as of December 31, 1998 have been classified as current maturities because the Company is currently unable to cure the existing or pending defaults within the required terms of the related agreements.

     The Company is exploring its alternatives to resolve its current liquidity problems, including (a) the current default under the existing bank credit facility, (b) the potential acceleration of all amounts due under its existing bank credit facility and the Senior Notes, and (c) inadequate cash flow from operations to support upcoming interest payments due on the bank credit facility on April 6, 1999 and on the Senior Notes due on April 15, 1999 or to meet other accrued liabilities as they become due. The alternatives available to the Company include, but are not limited to, the conversion of a portion or all of the Senior Notes to equity, raising additional equity and/or refinancing the Company's existing bank credit facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund repairs on and the continued development of the Company's properties. The Company is also evaluating cost reduction programs to enhance cash flow from operations. There can be no assurance that the Company will be successful in resolving its liquidity problems through the alternatives set forth above and may seek protection under Chapter 11 of the United States Bankruptcy Code while pursuing its other financing and/or reorganization alternatives. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts (including $324.6 million in net property, plant and equipment) or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional equity and/or the refinancing of the Company's existing bank credit facility and the conversion of a portion or all of the Senior Notes to equity.

                       COHO ENERGY, INC. AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT

                                                                   DECEMBER 31
                                                              ---------------------
                                                                1997        1998
                                                              ---------   ---------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...  $ 669,247   $ 678,547
Accumulated depletion and depreciation......................   (137,838)   (353,973)
                                                              ---------   ---------
                                                              $ 531,409   $ 324,574
                                                              =========   =========

     Overhead expenditures directly associated with exploration for and development of crude oil and natural gas reserves have been capitalized in accordance with the accounting policies of the Company. Such charges totaled $2,452,000, $4,081,000 and $5,749,000 in 1996, 1997 and 1998, respectively.

     During 1996, 1997 and 1998, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     Unproved crude oil and natural gas properties totaling $82,872,000 and $58,854,000 at December 31, 1997 and 1998, respectively, have been excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion within the next five years.

     Depletion and depreciation expense per equivalent barrel of production was $4.55, $4.69 and $4.38 in 1996, 1997 and 1998, respectively.

4. LONG-TERM DEBT

                                                                1997       1998
                                                              --------   ---------
Revolving credit facility...................................  $221,000   $ 235,000
8 7/8% Senior Subordinated Notes Due 2007...................   150,000     150,000
Other.......................................................        68          24
                                                              --------   ---------
                                                               371,068     385,024
Unamortized original issue discount on senior subordinated
  notes.....................................................    (1,106)       (993)
Current maturities on long term debt........................       (38)   (384,031)
                                                              --------   ---------
                                                              $369,924   $      --
                                                              ========   =========

  Revolving Credit Facility

     In August 1992, the Company established a revolving credit and term loan facility with a group of international and domestic financial institutions. The agreement, as amended and restated ("the Restated Credit Agreement"), provided a maximum commitment amount available to the Company ("Borrowing Base") of $242 million for general corporate purposes at December 31, 1998. Outstanding advances as of December 31, 1998, were $235 million, and increased to $239.6 million as of January 5, 1999. The average effective interest rates for 1997 and 1998 were 7.37% and 7.38%, respectively. The Restated Credit Agreement, which permits advances and repayments, terminates January 2, 2003. The repayment of all advances is guaranteed by Coho Energy, Inc. and outstanding advances are secured by substantially all of the assets of the Company.

     Loans under the Restated Credit Agreement up to $220 million bear interest, at the option of the Company, at the bank prime rate or a Eurodollar rate plus a maximum of 1.5% (currently 1.5%), with amounts outstanding in excess of $220 million bearing interest, at the option of the Company at (i) the prime rate plus 1.0% or (ii) LIBOR plus 2.50%. Loans under the Restated Credit Agreement are secured by a lien on substantially all of the Company's crude oil and natural gas properties and the capital stock of the

                       COHO ENERGY, INC. AND SUBSIDIARIES

Company's wholly owned subsidiaries. If the outstanding amount of the loan exceeds the Borrowing Base at any time, the Company is required to either (a) provide collateral with value equal to such excess, (b) prepay, without premium or penalty, such excess plus accrued interest or (c) prepay the principal amount of the notes equal to such excess in five (5) equal monthly installments provided the entire excess shall be paid prior to the immediately succeeding redetermination date. The fee on the portion of the unused credit facility is
 .375% per annum. The commitment fee applicable to increases from time to time in the Borrowing Base is .375% of the incremental Borrowing Base amount.

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that the Borrowing Base was reduced to $150 million effective January 31, 1999 creating an over advance under the new Borrowing Base of $89.6 million. The Company was unable to cure the over advance as required by the Revolving Credit Facility by March 2, 1999. On March 8, 1999, the Company received written notice from the lenders under the Revolving Credit Facility that it was in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, as a result of the payment default, the past due balance under the Revolving Credit Facility will bear interest at the default interest rate of prime plus 4%. Although the lenders have not accelerated the full amount outstanding under the Revolving Credit Facility, the outstanding advances of $235 million as of December 31, 1998 have been reclassed to current maturities because the Company is currently unable to cure the default within the required terms. The Company is currently in discussions with the lenders under the Revolving Credit Facility to work with the Company in restructuring this repayment schedule so that the Company can continue to pursue alternative arrangements.

     The Restated Credit Agreement contains certain financial and other covenants including, among other covenants, (i) the maintenance of minimum amounts of shareholder's equity, (ii) maintenance of minimum ratios of cash flow to interest expense as well as current assets to current liabilities, (iii) limitations on the Company's and CRI's ability to incur additional debt, and
(iv) restrictions on the payment of dividends. At December 31, 1998, the Company was not in compliance with the cash flow to interest expense and current assets to current liabilities covenants.

  8 7/8% Senior Subordinated Notes

     On October 3, 1997, the Company completed a sale to the public of $150 million of 8 7/8% Senior Subordinated Notes due 2007 ("Senior Notes"). Proceeds of the offering, net of offering costs, were approximately $144.5 million. The proceeds from this offering, together with the proceeds from the common stock offering discussed in Note 7, were used to repay indebtedness outstanding under the Revolving Credit Facility and for general corporate purposes.

     The Senior Notes are unsecured senior subordinated obligations of the Company and rank pari passu in right of payment with all existing and future senior subordinated indebtedness of the Company. The Senior Notes mature on October 15, 2007 and bear interest from October 3, 1997 at the rate of 8 7/8% per annum payable semi-annually, commencing on April 15, 1998. Certain subsidiaries of the Company issued guarantees of the Senior Notes on a senior subordinated basis.

     The indenture issued in conjunction with the Senior Notes (the "Indenture") contains certain covenants, including, among other covenants, covenants that limit (i) indebtedness, (ii) restricted payments, (iii) distributions from restricted subsidiaries, (iv) transactions with affiliates, (v) sales of assets and subsidiary stock (including sale and leaseback transactions), (vi) dividends and other payment restrictions affecting restricted subsidiaries and (vii) mergers or consolidations.

     As a result of the payment default under the Revolving Credit Facility discussed above, the Company may be in default under the terms of the Senior Notes specified in the Indenture. If the Company is in default of the Senior Notes as a result of the payment default under the Revolving Credit Facility, the Company is

                       COHO ENERGY, INC. AND SUBSIDIARIES
required to deliver a written notice to the Trustee of the Senior Notes within 30 days after the occurrence of the event of default in the form of an officers' certificate indicating an event of default has occurred and is continuing and what action the Company is taking or proposing to take with respect to the event of default. Under an event of default of the Senior Notes, the Trustee, by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. All amounts outstanding under the Senior Notes as of December 31, 1998 have been classified as current maturities because the Company is currently unable to cure the existing or pending default within the required terms of the Indenture.

  Debt Repayments

     Based on the balances outstanding and current default under the Revolving Credit Facility and the Senior Notes indenture, estimated aggregate principal repayments for each of the next five years are as follows: 1999 -- $385,016,000; 2000 -- $8,000 and $0 thereafter.

5. INCOME TAXES

     Deferred income taxes are recorded based upon differences between financial statement and income tax basis of assets and liabilities. The tax effects of these differences which give rise to deferred income tax assets and liabilities at December 31, 1997 and 1998, were as follows:

                                                               1997       1998
                                                              -------   --------
DEFERRED TAX ASSETS
  Net operating loss carryforwards..........................  $25,176   $ 25,283
  Property and equipment, due to differences in depletion,
     depreciation, amortization and writedowns..............       --     35,442
  Alternative minimum tax credit carryforwards..............    1,095      1,467
  Employee benefits.........................................      565         58
  Other.....................................................      165        182
                                                              -------   --------
     Total gross deferred tax assets........................   27,001     62,432
     Less valuation allowance...............................   (4,594)   (62,432)
                                                              -------   --------
     Net deferred tax assets................................   22,407         --
                                                              -------   --------
DEFERRED TAX LIABILITIES
  Property and equipment, due to differences in depletion,
     depreciation, amortization and writedowns..............   40,895         --
                                                              -------   --------
NET DEFERRED TAX LIABILITY..................................  $18,488   $     --
                                                              =======   ========

     The valuation allowance for deferred tax assets as of December 31, 1997 and 1998 includes $2,051,000 related to Canadian deferred tax assets.

     To determine the amount of net deferred tax liability it is assumed no future capital expenditures will be incurred other than the estimated expenditures to develop the Company's proved undeveloped reserves.

                       COHO ENERGY, INC. AND SUBSIDIARIES

     The following table reconciles the differences between recorded income tax expense and the expected income tax expense obtained by applying the basic tax rate to earnings (loss) before income taxes:

                                                          1996     1997       1998
                                                         ------   -------   ---------
Earnings (loss) before income taxes....................  $9,389   $10,309   $(217,729)
                                                         ======   =======   =========
Expected income tax expense (recovery) (statutory
  rate -- 34%).........................................  $3,192   $ 3,505   $ (74,028)
State taxes -- deferred................................    (353)      552      (6,242)
Federal benefit of state taxes.........................     120      (188)      2,122
Expiring NOLs..........................................      --        --       1,043
Change in valuation allowance..........................     471       444      57,838
Other..................................................      53      (293)      4,884
                                                         ------   -------   ---------
                                                         $3,483   $ 4,020   $ (14,383)
                                                         ======   =======   =========

     At December 31, 1998, the Company had the following income tax carryforwards available to reduce future years' income for tax purposes:

                                                               EXPIRES    AMOUNT
                                                              ---------   -------
Net operating loss carryforwards for federal income tax
  purposes..................................................    1999      $ 1,727
                                                                2000        4,253
                                                                2001        3,015
                                                                2002          211
                                                              2003-2018    52,090
                                                                          $61,296
Operating loss carryforwards for Canadian income tax
  purposes..................................................  1999-2003   $ 3,573
                                                                          =======
Operating loss carryforwards for federal alternative minimum
  tax purposes..............................................  2009-2010   $10,265
                                                                          =======
Federal alternative minimum tax credit carryforwards........     --       $ 1,467
                                                                          =======
Operating loss carryforwards for Mississippi income tax
  purposes..................................................  2010-2013   $50,938
                                                                          =======
Operating loss carryforwards for Oklahoma income tax
  purposes..................................................  2012-2013   $16,652
                                                                          =======

6. ACQUISITIONS AND DISPOSITIONS

     Effective December 31, 1997, the Company acquired from Amoco Production Company ("Amoco") interests in certain crude oil and natural gas properties ("Oklahoma Properties") located primarily in southern Oklahoma for cash consideration of approximately $257.5 million and warrants to purchase one million shares of common stock at $10.425 per share for a period of five years valued at $3.4 million. The Oklahoma Properties are in more than 25,000 gross acres concentrated in southern Oklahoma, including 14 major producing oil fields. The aggregate purchase price was $267.8 million, including transaction costs of approximately $1.9 million and assumed liabilities of $5 million. Investing activities in the cash flow statement for the year ended December 31, 1997 related to this acquisition, exclude the noncash portions of the purchase price of $3.4 million attributable to the warrants and $5 million for assumed liabilities.

     The following unaudited proforma information of the Company for the year ended December 31, 1997 has been prepared assuming the acquisition of the Oklahoma Properties occurred on January 1, 1997. Such

                       COHO ENERGY, INC. AND SUBSIDIARIES
proforma information is not necessarily indicative of what actually could have occurred had the acquisition taken place on January 1, 1997.

                                                              1997
                                                            --------
Revenues..................................................  $109,428
Net earnings..............................................     6,422
Basic earnings per share..................................  $   0.30
Diluted earnings per share................................  $   0.29

     On December 2, 1998, the Company sold its natural gas assets, including its natural gas properties and the related gas gathering systems, located in Monroe, Louisiana to an unaffiliated third party for net proceeds of approximately $61.5 million. The proved reserves attributable to such natural gas properties were approximately 94 billion cubic feet of natural gas and represented approximately 14% of the Company's year end 1997 proved reserves.

7. SHAREHOLDERS' EQUITY

     On October 3, 1997, the Company completed the sale to the public of 5,000,000 shares of common stock at $10.50 per share. Proceeds of the offering, net of offering costs, were approximately $49.2 million. The proceeds from this offering, together with the proceeds from the Senior Notes offering discussed in
Note 4, were used to repay indebtedness outstanding under the Company's Revolving Credit Facility and for general corporate purposes.

     In December 1997, the Company issued warrants, valued at $3,390,000, to purchase one million shares of common stock at $10.425 per share for a period of five years to Amoco Production Company as partial consideration for the purchase of certain crude oil and natural gas properties discussed in Note 6.

     In December 1996, the Company issued 100,000 shares of common stock, valued at approximately $825,000, to Churchill Resource Investments Inc. as consideration for the purchase of interest in certain crude oil properties.

8. STOCK-BASED COMPENSATION

     Options to purchase the Company's common stock have been granted to officers, directors and key employees pursuant to the Company's 1993 Stock Option Plan and 1993 Non Employee Director Stock Option Plan, or assumed from the Company's subsidiaries in the 1993 Reorganization. The stock option plans provide for the issuance of five year options with a three-year vesting period and a grant price equal to or above market value. Some exceptions have been made to provide immediate or shortened vesting periods as

                       COHO ENERGY, INC. AND SUBSIDIARIES
approved by the Company's board of directors. A summary of the status of the Company's stock option plans at December 31, 1996, 1997 and 1998 and changes during the years then ended follows:

                                   1996                           1997                           1998
                       ----------------------------   ----------------------------   ----------------------------
                                   WEIGHTED AVERAGE               WEIGHTED AVERAGE               WEIGHTED AVERAGE
                        SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE
                       ---------   ----------------   ---------   ----------------   ---------   ----------------
Outstanding at
  January 1..........  1,700,313        $5.56         1,815,784        $5.55         2,823,815        $6.96
  Granted............    202,000         5.19         1,286,000         8.73            14,000         6.88
  Exercised..........    (81,863)        5.05          (256,386)        5.82                --           --
  Canceled...........     (4,666)        5.43           (21,583)        6.50           (75,000)        8.90
  Expired............         --           --                --           --          (131,555)        5.40
                       ---------        -----         ---------        -----         ---------        -----
Outstanding at
  December 31........  1,815,784         5.55         2,823,815         6.96         2,631,260         6.98
                       ---------        -----         ---------        -----         ---------        -----
Exercisable at
  December 31........  1,390,118         5.69         2,250,903         6.31         2,310,438         6.60
Available for grant
  at December 31.....    118,836                         36,419                        189,919

     Significant option groups outstanding at December 31, 1998 and related weighted average price and life information follows:

                                                                 WEIGHTED AVERAGE
                                       OPTIONS       OPTIONS         EXERCISE        REMAINING
GRANT DATE                           OUTSTANDING   EXERCISABLE        PRICE         LIFE (YEARS)
----------                           -----------   -----------   ----------------   ------------
May 12, 1998.......................     14,000            --           6.88              4
December 2, 1997...................    371,000       123,679          10.50              6
August 22, 1997....................     16,000         5,334           9.38              6
May 12, 1997.......................      8,000         8,000           8.13              4
March 3, 1997......................    809,000       773,500           7.88              3
June 13, 1996......................     12,000        12,000           6.63              3
February 22, 1996..................    150,000       150,000           5.13              4
January 8, 1996....................     40,000        26,666           5.00              4
September 25, 1995.................     50,000        50,000           5.00              3
September 12 ,1995.................     29,666        29,666           5.00              4
August 3, 1995.....................     24,000        24,000           4.88              3
April 14, 1995.....................     32,500        32,500           5.00              3
December 4, 1994...................    105,000       105,000           5.01              4
November 10, 1994..................    240,000       240,000           5.00              3
June 7, 1994.......................     79,883        79,883           5.49              2
March 28, 1994.....................      5,000         5,000           4.50              1
October 22, 1993...................    378,089       378,089           6.00              2
September 29, 1993.................     93,378        93,378           6.88              1
November 18, 1992..................      3,333         3,333           5.25              1
October 19, 1992...................    170,410       170,410           5.67              1

                       COHO ENERGY, INC. AND SUBSIDIARIES

     The weighted average fair value of grant at date for options granted during 1996, 1997 and 1998 was $2.21, $4.02 and $3.12 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                      1996     1997     1998
                                                      -----    -----    -----
Expected life (years)...............................      5        5        5
Interest rate.......................................   5.37%    6.44%    5.67%
Volatility..........................................  38.79%   43.76%   42.01%
Dividend yield......................................     --       --       --

     Had compensation cost for these plans been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation", the Company's pro forma net income and earnings per share from continuing operations would have been as follows:

                                                           1996     1997      1998
                                                          ------   ------   ---------
Net income (loss)
  As reported...........................................  $5,906   $6,288   $(203,346)
  Pro forma.............................................   5,625    4,385    (204,108)
Basic earnings (loss) per share
  As reported...........................................    0.29     0.29       (7.94)
  Pro forma.............................................    0.27     0.20       (7.97)
Diluted earnings (loss) per share
  As reported...........................................    0.29     0.28       (7.94)
  Pro forma.............................................    0.27     0.20       (7.97)

9. COMMITMENTS AND CONTINGENCIES

     (a) The Company, together with several other companies, has been named as a defendant in a number of lawsuits in which the plaintiffs claim purported damages caused by naturally occurring radioactive materials at various wellsite locations on land leased by the Company in Mississippi. All of the suits are principally identical and seek damages for land damage, health hazard, mental and emotional distress, etc. None of the suits seek specific award amounts, but all seek punitive damages.

     In 1998, a suit was filed against the Company by the acquirer of the Company's natural gas pipeline properties which were sold in 1996. This suit alleges that the Company gave false and fraudulent information with regard to the properties sold as well as alleging that the Company has interfered in contracts and business relations subsequent to the sale. The plaintiff is requesting payment for actual, punitive and other damages. The Company believes these charges are without merit.

     In connection with the acquisition of the Oklahoma Properties on December 18, 1997, the Company assumed the responsibility for costs and expenses associated with the assessment, remediation, removal, transportation and disposal of the asbestos or NORM associated with the Oklahoma Properties. Additionally, the Company is responsible for all other environmental claims up to approximately $10.3 million and all environmental claims not identified and presented to Amoco by December 18, 1998. The Company is not currently aware of any such claims and has concluded due diligence on environmental matters associated with the acquisition.

     While the Company is not able to determine its exposure in the remaining suits at this time, the Company believes that the claims will have no material adverse effect on its financial position or results of operations.

                       COHO ENERGY, INC. AND SUBSIDIARIES

     The Company is involved in various other legal actions arising in the ordinary course of business. While it is not feasible to predict the ultimate outcome of these actions or those listed above, management believes that the resolution of these matters will not have a material adverse effect, either individually or in the aggregate, on the Company's financial position or results of operations. The Company has accrued $4.4 million, including $686,000 which has been reflected in current accrued liabilities, for future remediation costs.

     (b) The Company has leased (i) 38,568 square feet of office space in Dallas, Texas under a non-cancellable lease extending through October 2000, (ii) 5,000 square feet of office space in Laurel, Mississippi under a non-cancellable lease extending through June 2000, (iii) various vehicles under non-cancellable leases extending through February 2000, and (iv) surface leases in Laurel, Mississippi with expiration dates extending through the year 2018. Rental expense totaled $1,081,000, $1,196,000 and $1,668,000 in 1996, 1997 and 1998,
respectively. Minimum rentals payable under these leases for each of the next five years are as follows: 1999 -- $1,243,000; 2000 -- $945,000;
2001 -- $162,000; 2002 -- $158,000 and 2003 -- $139,000. Total rentals payable over the remaining terms of the leases are $4,711,000.

     (c) Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal, state and local environmental regulations governing emissions into the atmosphere, waste water discharges, solid and hazardous waste management activities, noise levels and site restoration and abandonment activities. The Company's policy is to make a provision for future site restoration charges on a unit-of-production basis. Total future site restoration costs are estimated to be $6,000,000, including the Oklahoma Properties. A total of $1,384,000 has been included in depletion and depreciation expense with respect to such costs as of December 31, 1998.

     (d) The Company has entered into employment agreements with certain of its officers. In addition to base salary and participation in employee benefit plans offered by the Company, these employment agreements generally provide for a severance payment in an amount equal to two times the rate of total annual compensation of the officer in the event the officer's employment is terminated for other than cause. If the officer's employment is terminated for other than cause following a change in control in the Company, the officer generally is entitled to a severance payment in the amount of 2.99 times the rate of total annual compensation of the officer.

     The officers' aggregate base salary and bonus portion of total annual compensation covered under such employment agreements is approximately $1.4 million.

     (e) The Company has entered into executive severance agreements with its other officers which are designed to encourage executive officers to continue to carry out their duties with the Company in the event of a change in control of the Company. In the event of the officer's employment is terminated for other than cause following a change of control, these severance agreements generally provide for a severance payment in an amount equal to 1.5 times the highest salary plus bonus paid to such officer in any of the five years preceding the year of termination.

     The highest salary plus bonus paid to the officers covered under such severance agreements during the preceding five year period would aggregate approximately $1.2 million.

     (f) In conjunction with the acquisition of the Oklahoma Properties, the acquisition of ING and the 1993 reorganization, the Company has granted certain persons the right to require the Company, at its expense, to register their shares under the Securities Act of 1933. These registration rights may be exercised on up to 4 occasions. The number of shares of Common Stock subject to registration rights as of December 31, 1998, is approximately 3,324,000.

     (g) The Company is in the process of finalizing the location for an exploratory well on its Anaguid permit in Tunisia, North Africa. A well must be drilled by June 1999 or the acreage concession will expire. The Company's estimated net cost to drill is approximately $2.5 million and the Company's net carrying cost

                       COHO ENERGY, INC. AND SUBSIDIARIES
for its investment in the Anaguid permit is approximately $5.7 million as of December 31, 1998. If the Company is unable to drill this well by June 1999 and the acreage concession expires, the Company will incur a liability of approximately $4.0 million for unfulfilled commitments, of which $3.7 million is due to the Tunisian government. Although the Company intends to drill this well, the Company cannot currently predict whether it will have the financial resources to make these expenditures.

10. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

     Financial instruments which are potentially subject to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are placed with high credit quality financial institutions to minimize risk. The carrying amounts of these instruments approximate fair value because of their short maturities. The Company has entered into certain financial arrangements which act as a hedge against price fluctuations in future crude oil and natural gas production. Included in operating revenues are gains (losses) of $(5,908,000), $(232,000) and $488,000 for 1996, 1997 and 1998, respectively, resulting from these hedging programs. At December 31, 1997 and 1998, the Company had no deferred hedging gains or losses. As of December 31, 1998, the Company had no crude oil or natural gas hedged.

     Fair values of the Company's financial instruments are estimated through a combination of management's estimates and by reference to quoted prices from market sources and financial institutions, if available. As of December 31, 1998, the fair market value of the Company's Senior Notes was $57 million compared to the related carrying value of $149 million. The fair value of the Senior Notes approximated the related carrying value at December 31, 1997. The carrying value of the Revolving Credit Facility approximated fair market value at December 31, 1997 and 1998 since the applicable interest rate approximated the market rate.

     During the years ended December 31, 1996 and 1997, EOTT Energy Corp. ("EOTT") accounted for 66% and 75%, respectively, of Coho's receipt of operating revenues, and Mid Louisiana Marketing Company ("Midla Marketing"), accounted for 15% and 21%, respectively, of Coho's receipt of operating revenues. During the year ended December 31, 1998, EOTT, Midla Marketing and Amoco Production Company accounted for 42%, 14% and 28%, respectively, of Coho's receipt of operating revenues. Included in accounts receivable is $7,222,491, $2,969,000 and $1,965,000 due from these customers at December 31, 1996, 1997 and 1998, respectively.

11. RELATED PARTY TRANSACTIONS

     (a) Corporations controlled by certain directors and shareholders of the Company have participated with the Company in certain crude oil and natural gas joint ventures on the same terms and conditions as other industry partners. These transactions are summarized as follows:

                                                              1996   1997
                                                              ----   ----
Campco International Capital Ltd.(i)
  Net crude oil and natural gas revenues....................  $243   $255
  Capital expenditures......................................   101    173
  Payable to (receivable from) CRI at the balance sheet
     date...................................................   (22)    16

---------------

(i) Campco International Capital Ltd. is a private company controlled by Frederick K. Campbell, a former director of the Company. Mr. Campbell resigned as a director in 1998.

     (b) In 1990, the Company made a non-interest bearing loan in the amount of $205,000 to Jeffrey Clarke, President, Chief Executive Officer and Director of the Company, to assist him in the purchase of a house in Dallas. The loan is unsecured, is repayable on the date Mr. Clarke ceases employment with the Company and is included in other assets at December 31, 1998.

                       COHO ENERGY, INC. AND SUBSIDIARIES

     (c) Pursuant to the equity offering, the Company's officers and directors were precluded from selling stock for a 90-day period beginning October 3, 1997 (the "Lock Up Period"). On October 6, 1997, the Company made sole recourse, non-interest bearing loans of $622,111, payable on demand, secured by the related Company's common stock to certain officers and a director. The loans were made to provide assistance in acquiring stock upon exercise of expiring stock options during the Lock Up Period. During 1998, the Company has provided an allowance for bad debt for the entire amount of such loans due to the decrease in the share price of the collateral Company's common stock.

     (d) During 1996 and 1997, certain of the Company's hedging agreements were with an affiliate of the Company, Morgan Stanley Capital Group, which owned over 10% of the Company's outstanding common stock until October 3, 1997, when its ownership dropped to 5.3% as a result of the equity offering discussed in Note
6. Management of the Company believes that such transactions are on similar terms as could be obtained from unrelated third parties.

12. CANADIAN ACCOUNTING PRINCIPLES

     These financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") as presently established in the United States. These principles differ in certain respects from those applicable in Canada. These differences would have affected net earnings (loss) as follows:

                                                            YEAR ENDED DECEMBER 31
                                                          ---------------------------
                                                           1996     1997      1998
                                                          ------   ------   ---------
Net earnings (loss) based on US GAAP....................  $5,096   $6,288   $(203,346)
Canadian writedown of oil and natural gas
  properties(ii)........................................      --       --    (109,000)
Adjustment to depletion based on difference in carrying
  value of oil and gas properties related to:
  ING acquisition(i)....................................     556      562         483
  Business combination with Odyssey Exploration, Inc. in
     1990...............................................    (178)    (168)       (135)
  Application of Canadian full cost ceiling test........    (482)    (455)       (364)
Deferred tax effect of differences in US and Canadian
  GAAP..................................................      35       21      (4,790)
                                                          ------   ------   ---------
Net earnings (loss) based on Canadian GAAP..............  $5,027   $6,248   $(317,152)
                                                          ======   ======   =========
Net earnings (loss) per common share based on Canadian
  GAAP..................................................  $ 0.25   $ 0.29   $  (12.39)
                                                          ======   ======   =========

---------------

(i) Under SFAS No. 109 in the United States, the Company was required to increase deferred income taxes and property and equipment by $8,355,000 for the deferred tax effect of the excess of the Company's tax basis of the stock acquired in the ING acquisition over the tax basis of the net assets of ING acquired. Under Canadian GAAP this adjustment is not required.

(ii) Canadian GAAP requires a ceiling test to ensure that capitalized costs relating to oil and gas properties are recoverable in the future. The net book value of capitalized costs, less related deferred income taxes, is compared to the future net revenue plus the cost of major development projects and unproved properties, less future expenditures, which include removal and site restoration costs, income taxes, general and administrative costs and interest expense. General and administrative costs were calculated on a per barrel basis and calculated over the life of the reserves. Interest expense was calculated through the year 2013 based on the Company's current debt at December 31, 1998, assuming all future positive cash flow from future net revenue, net of general and administrative costs, income taxes and interest expense, was used for retirement of existing debt.

                       COHO ENERGY, INC. AND SUBSIDIARIES

     The effect on the consolidated balance sheets of the differences between United States and Canadian GAAP is as follows:

                                                                               UNDER
                                                        AS       INCREASE    CANADIAN
                                                     REPORTED   (DECREASE)     GAAP
                                                     --------   ----------   ---------
DECEMBER 31, 1998
  Property and Equipment...........................  $324,574   $(106,885)   $ 217,689
  Shareholder's Equity.............................   (61,243)  $(106,885)    (168,128)
DECEMBER 31, 1997
  Property and Equipment...........................  $531,409   $   2,131    $ 533,540
  Deferred Income Taxes............................    20,306      (4,790)      15,516
  Long Term Debt...................................   369,924      (1,106)     368,818
  Deferred Charges.................................        --       1,106        1,106
  Shareholder's Equity.............................   142,103       6,921      149,024

13. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

                                          FIRST      SECOND     THIRD     FOURTH       TOTAL
                                         --------   --------   -------   ---------   ---------
1998
  Operating revenues...................  $ 21,143   $ 18,147   $16,539   $  12,930   $  68,759
  Operating income.....................   (28,206)   (38,306)    1,344    (119,840)   (185,008)
  Net earnings (loss)..................   (22,301)   (41,611)   (7,168)   (132,266)   (203,346)
  Basic earnings (loss) per share......  $  (0.87)  $  (1.63)  $ (0.28)  $   (5.16)  $   (7.94)
  Diluted earnings (loss) per share....  $  (0.87)  $  (1.63)  $ (0.28)  $   (5.16)  $   (7.94)
1997
  Operating revenues...................  $ 15,536   $ 13,985   $15,985   $  17,624   $  63,130
  Operating income.....................     5,604      4,151     4,990       6,038      20,783
  Net earnings.........................     2,104      1,081     1,401       1,702       6,288
  Basic earnings per share.............  $   0.10   $   0.05   $  0.07   $    0.07   $    0.29
  Diluted earnings per share...........  $   0.10   $   0.05   $  0.07   $    0.06   $    0.28
1996
  Operating revenues...................  $ 12,367   $ 12,938   $13,552   $  15,415   $  54,272
  Operating income.....................     3,576      3,738     4,182       5,357      16,853
  Net earnings.........................     1,035      1,103     1,326       2,442       5,906
  Basic earnings per share.............  $   0.05   $   0.06   $  0.06   $    0.12   $    0.29
  Diluted earnings per share...........  $   0.05   $   0.06   $  0.06   $    0.12   $    0.29

     Basic per share figures are computed based on the weighted average number of shares outstanding for each period shown. Diluted per share figures are computed based on the weighted average number of shares outstanding including common stock equivalents, consisting of stock options and warrants, when their effect is dilutive.

                       COHO ENERGY, INC. AND SUBSIDIARIES

14. SUPPLEMENTARY INFORMATION RELATED TO OIL AND GAS ACTIVITIES

  (a) Costs Incurred

     Costs incurred for property acquisition, exploration and development activities were as follows:

                                                         1996       1997       1998
                                                       --------   --------   --------
Property acquisitions
  Proved.............................................  $  1,139   $199,485   $  8,432
  Unproved...........................................       986     73,281      4,646
Exploration..........................................     6,528     13,374      5,061
Development..........................................    41,091     53,542     51,049
Other................................................       894        729        955
                                                       --------   --------   --------
Property and equipment, net of accumulated
  depletion..........................................  $ 50,638   $340,411   $ 70,143
                                                       ========   ========   ========
                                                       $210,212   $531,409   $324,574
                                                       ========   ========   ========

  (b) Quantities of Oil and Gas Reserves (Unaudited)

     The following table presents estimates of the Company's proved reserves, all of which have been prepared by the Company's engineers and evaluated by independent petroleum consultants. Substantially all of the Company's crude oil and natural gas activities are conducted in the United States.

                                                              RESERVE QUANTITIES
                                                              -------------------
                                                                OIL        GAS
                                                              (MBBLS)     (MMCF)
                                                              --------   --------
Estimated reserves at December 31, 1995.....................   30,798    107,872
Revisions of previous estimates.............................   (1,913)    10,335
Purchase of reserves in place...............................      218         --
Extensions and discoveries..................................    8,186      1,571
Production..................................................   (2,467)    (6,646)
                                                              -------    -------
Estimated reserves at December 31, 1996.....................   34,822    113,132
Revisions of previous estimates.............................    1,601      8,556
Purchase of reserves in place...............................   49,723     32,581
Extensions and discoveries..................................   11,758        902
Production..................................................   (2,820)    (7,666)
                                                              -------    -------
Estimated reserves at December 31, 1997.....................   95,084    147,505
Revisions of previous estimates.............................   (7,645)     4,459
Purchase of reserves in place...............................    6,842        480
Sales of reserves in place..................................       --    (94,106)
Extensions and discoveries..................................   10,792     16,114
Production..................................................   (5,069)    (8,124)
                                                              -------    -------
Estimated reserves at December 31, 1998.....................  100,004     66,328
Proved developed reserves at December 31,
  1996......................................................   24,089     98,936
  1997......................................................   62,663    129,392
  1998......................................................   66,869     48,176

                       COHO ENERGY, INC. AND SUBSIDIARIES

  (c) Costs Incurred

     Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves.

     The following standardized measure of discounted future net cash flows was computed in accordance with the rules and regulations of the Securities and Exchange Commission and SFAS No. 69 using year end prices and costs, and year end statutory tax rates. Royalty deductions were based on laws, regulations and contracts existing at the end of each period. No values are given to unproved properties or to probable reserves that may be recovered from proved properties.

     The inexactness associated with estimating reserve quantities, future production and revenue streams and future development and production expenditures, together with the assumptions applied in valuing future production, substantially diminishes the reliability of this data. The values so derived are not considered to be an estimate of fair market value. The Company therefore cautions against its simplistic use.

     The following tabulation reflects the Company's estimated discounted future cash flows from crude oil and natural gas production:

                                                      1996         1997         1998
                                                   ----------   ----------   ----------
Future cash inflows..............................  $1,174,356   $1,764,924   $1,081,003
Future production costs..........................    (301,619)    (607,114)    (419,820)
Future development costs.........................     (52,769)    (114,294)    (112,165)
                                                   ----------   ----------   ----------
Future net cash flows before income taxes........     819,968    1,043,516      549,018
Annual discount at 10%...........................    (402,885)    (517,239)    (279,720)
                                                   ----------   ----------   ----------
Present value of future net cash flows before
  income taxes ("Present Value of Proved
  Reserves").....................................     417,083      526,277      269,298
Future income taxes discounted at 10%............     (79,864)     (58,084)          --
                                                   ----------   ----------   ----------
Standardized measure of discounted future net
  cash flows.....................................  $  337,219   $  468,193   $  269,298
                                                   ==========   ==========   ==========
West Texas Intermediate posted reference price ($
  per Bbl).......................................  $    25.25   $    16.17   $     9.50
Estimated December 31 Company average realized
  price
  $/Bbl..........................................  $    22.02   $    15.06   $     9.36
  $/Mcf..........................................  $     3.53   $     2.26   $     2.10

                       COHO ENERGY, INC. AND SUBSIDIARIES

     The following are the significant sources of changes in discounted future net cash flows relating to proved reserves:

                                                       1996       1997        1998
                                                     --------   ---------   ---------
Crude oil and natural gas sales, net of production
  costs............................................  $(46,305)  $ (47,392)  $ (41,412)
Net changes in anticipated prices and production
  costs............................................   128,960    (176,309)   (184,445)
Extensions and discoveries, less related costs.....    74,560      73,565      39,510
Changes in estimated future development costs......    (2,580)     (6,393)       (905)
Development costs incurred during the period.......     6,321      10,817      22,040
Net change due to sales and purchase of reserves in
  place............................................     1,108     224,579     (53,534)
Accretion of discount..............................    26,862      41,708      52,628
Revision of previous quantity estimates............    (1,643)     11,737     (20,178)
Net changes in income taxes........................   (36,185)     21,780      58,084
Changes in timing of production and other..........   (38,818)    (23,118)    (70,683)
                                                     --------   ---------   ---------
Net increase (decrease)............................   112,280     130,974    (198,895)
Beginning of year..................................   224,939     337,219     468,193
                                                     --------   ---------   ---------
Standardized measure of discounted future net cash
  flows............................................  $337,219   $ 468,193   $ 269,298
                                                     ========   =========   =========

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The information required by this item is expected to appear under the captions "Election of Directors" and "Executive Officers" in the Company's proxy statement for the Annual Meeting of Shareholders to be held in 1999 to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

     The information required by this item is expected to appear under the caption "Executive Compensation" set forth in the Company's proxy statement for the Annual Meeting of Shareholders to be held in 1999 to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this item is expected to appear under the caption "Security Ownership of Certain Beneficial Owners and Management" set forth in the Company's proxy statement for the Annual Meeting of Shareholders to be held in 1999 to be filed with the Securities Commission pursuant to Regulation 14A, which information is incorporated herein by references.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information required by this item is expected to appear under the caption "Certain Relationships and Related Transactions" set forth in the Company's proxy statement for the Annual Meeting of Shareholders to be held in 1999 to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, which information is incorporated herein by reference.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

     (a) Documents Filed as a Part of this Report

  1. Financial Statements

     Reference is made to the Index to Financial Statements under Item 8 on page 34.

  2. Financial Statement Schedules

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   63
Schedule III -- Condensed Financial Information -- Parent
  Only......................................................   67

     All other schedules and financial statements are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto listed above in Item 14(a)1.

  3. Exhibits

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         3(i).1          -- Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration
                            Statement on Form S-4 (Registration No. 33-65620)).
        3(ii).1          -- Bylaws of the Company, (incorporated by reference to
                            Exhibit 3.2 to the Company's Registration Statement on
                            Form S-4 (Registration No. 33-65620)).
            4.1          -- Articles of Incorporation (included as Exhibit 3(i).1
                            above).
            4.2          -- Bylaws of the Company (included as Exhibit 3(ii).1
                            above).
            4.3          -- Rights Agreement dated September 13, 1994 between Coho
                            Energy, Inc. and Chemical Bank (incorporated by reference
                            to Exhibit 1 to the Company's Form 8-A dated September
                            13, 1994).
            4.4          -- First Amendment to Rights Agreement made as of December
                            8, 1994 between Coho Energy, Inc. and Chemical Bank
                            (incorporated by reference to Exhibit 4.5 to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1994).
            4.5          -- Second Amendment to Rights Agreement as of August 30,
                            1995 between Coho Energy, Inc. and Chemical Bank
                            (incorporated by reference to Exhibit 4.1 to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended September 30, 1995).
            4.6          -- Third Amendment to Rights Agreement as of August 19, 1998
                            between Coho Energy, Inc. and Chase Manhattan Bank.
            4.7          -- Indenture dated as of October 1, 1997 for the 8 7/8%
                            Senior Subordinated Notes due 2007 (incorporated by
                            reference to Exhibit 4.7 to the Company's Second
                            Amendment dated September 9, 1997 to its Registration
                            Statement on Form S-3 (Registration No. 333-33979)).
            4.8          -- First Supplemental Indenture dated as of September 2,
                            1998 for the 8 7/8% Senior Subordinated Notes due 2007.
           10.1          -- Amended and Restated Registration Rights Agreement dated
                            December 8, 1994 among Coho Energy, Inc., Kenneth H.
                            Lambert and Frederick K. Campbell (incorporated by
                            reference to Exhibit 10.3 to the Company's Annual Report
                            on Form 10-K for the year ended December 31, 1994).
          *10.2          -- 1993 Stock Option Plan (incorporated by reference to
                            Exhibit 10.1 to the Company's Registration Statement on
                            Form S-4 (Reg. No. 33-65620)).
          *10.3          -- First Amendment to 1993 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly
                            Report on Form 10-Q for the quarter ended September 30,
                            1993).
          *10.4          -- Second Amendment and Third Amendment to 1993 Stock Option
                            Plan (incorporated by reference to Exhibit 10.6 to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1994).
          *10.5          -- Third Amendment to 1993 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly
                            Report on Form 10-Q for the quarter ended June 30, 1996).
          *10.6          -- Employment Agreement dated as of November 11, 1994 by and between Coho Energy, Inc. and Jeffrey Clarke
                            (incorporated by reference to Exhibit 10.7 to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1994).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          *10.7          -- Employment Agreement dated as of November 11, 1994 by and between Coho Energy, Inc. and R. M. Pearce (incorporated
                            by reference to Exhibit 10.8 to the Company's Annual
                            Report Form 10-K for the year ended December 31, 1994).
          *10.8          -- Employment Agreement dated as of June 25, 1995 by and
                            between Eddie M. LeBlanc, III and Coho Energy, Inc.
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q for the quarterly
                            period ended June 30, 1995).
          *10.9          -- Employment Agreement dated as of August 19, 1996 by and between Anne Marie O'Gorman and Coho Energy, Inc.
                            (incorporated by reference to Exhibit 10.10 to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1996).
          *10.10         -- First Amendment to Employment Agreement dated as of
                            August 19, 1996 by and among Jeffrey Clarke and Coho
                            Energy, Inc. (incorporated by reference to Exhibit 10.11
                            to the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1996).
          *10.11         -- First Amendment to Employment Agreement dated as of
                            August 19, 1996 by and among R. M. Pearce and Coho
                            Energy, Inc. (incorporated by reference to Exhibit 10.12
                            to the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1996).
          *10.12         -- First Amendment to Employment Agreement dated as of
                            August 19, 1996 by and among Eddie M. LeBlanc and Coho
                            Energy, Inc. (incorporated by reference to Exhibit 10.13
                            to the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1996).
          *10.13         -- 1993 Non Employee Director Stock Option Plan
                            (incorporated by reference to Exhibit 10.2 to the
                            Company's Registration Statement on Form S-4 (Reg. No.
                            33-65620)).
          *10.14         -- First Amendment to 1993 Non-Employee Director Stock
                            Option Plan (incorporated by reference to Exhibit 10.1 to
                            the Company's Quarterly Report on Form 10-Q for the
                            quarter ended June 30, 1996).
          *10.15         -- Form of Executive Severance Agreement entered into with each of Keri Clarke, R. Lynn Guillory, Larry L. Keller,
                            Susan J. McAden, Joseph Ragusa, Gary Hoge and Patrick S.
                            Wright (incorporated by reference to Exhibit 10.15 to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1995).
          *10.16         -- Stock Purchase Agreement dated March 4, 1996 among Coho
                            Energy, Inc., Interstate Natural Gas Company, and
                            Republic Gas Partners, L.L.C. (incorporated by reference
                            to the Exhibit 10.16 to the Company's Annual Report on
                            Form 10-K for the year ended December 31, 1995.
           10.17         -- Crude Oil Purchase Contract dated January 25, 1996, by
                            and between Coho Marketing and Transportation, Inc. and
                            EOTT Energy Operating Limited Partnership (incorporated
                            by reference to Exhibit 10.17 to the Company's Annual
                            Report on Form 10-K for the year ended December 31,
                            1995).
           10.18         -- Fourth Amended and Restated Credit Agreement among Coho
                            Resources, Inc., Coho Louisiana Production Company, Coho
                            Exploration, Inc., Coho Acquisitions Company, Coho
                            Energy, Inc., Banque Paribas, Houston Agency, Bank One,
                            Texas, N.A., and MeesPierson N.V. dated as of December
                            18, 1997 (incorporated by reference to Exhibit 10.23 to
                            the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1997).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           10.19         -- First Amendment to the Fourth Amended and Restated Credit
                            Agreement dated July 7, 1998 among Coho Resources, Inc.,
                            Coho Louisiana Production Company, Coho Exploration,
                            Inc., Coho Oil & Gas, Inc. (formerly Coho Acquisitions
                            Company), Coho Energy, Inc., Banque Paribas, Houston
                            Agency, Bank One, Texas, N.A., and MeesPierson N.V.
           10.20         -- Second Amendment to the Fourth Amended and Restated
                            Credit Agreement dated November 13, 1998 among Coho
                            Resources, Inc., Coho Louisiana Production Company, Coho
                            Exploration, Inc., Coho Oil & Gas, Inc. (formerly Coho
                            Acquisitions Company), Coho Energy, Inc., Banque Paribas,
                            Houston Agency, Bank One, Texas, N.A., and MeesPierson
                            N.V.
           10.21         -- Third Amendment to the Fourth Amended and Restated Credit
                            Agreement dated November 30, 1998 among Coho Resources,
                            Inc., Coho Louisiana Production Company, Coho
                            Exploration, Inc., Coho Oil & Gas, Inc. (formerly Coho
                            Acquisitions Company), Coho Energy, Inc., Banque Paribas,
                            Houston Agency, Bank One, Texas, N.A., and MeesPierson
                            N.V.
           10.22         -- Fourth Amendment to the Fourth Amended and Restated
                            Credit Agreement dated January 29, 1999 among Coho
                            Resources, Inc., Coho Louisiana Production Company, Coho
                            Exploration, Inc., Coho Oil & Gas, Inc. (formerly Coho
                            Acquisitions Company), Coho Energy, Inc., Banque Paribas,
                            Houston Agency, Bank One, Texas, N.A., and MeesPierson
                            N.V.
           10.23         -- Crude Call Purchase Contract dated November 26, 1997 by and between Amoco Production Company and Coho
                            Acquisitions Company (incorporated by reference to
                            Exhibit 2.1 to the Company's Report on Form 8-K dated
                            December 18, 1997).
           10.24         -- Purchase and Sale Agreement dated November 26, 1997 by
                            and between Amoco Production Company and Coho
                            Acquisitions Company (incorporated by reference to
                            Exhibit 2.1 to the Company's Report on Form 8-K dated
                            December 31, 1997).
           10.25         -- Shareholder Agreement (incorporated by reference to Item
                            7(1) of the Exhibits to the Schedule 13D dated May 18,
                            1998, relating to the Company and filed by Energy
                            Investment Partnership No. 1, Thomas O. Hicks, John R.
                            Muse, Charles W. Tate, Jack D. Furst, Lawrence D. Stuart,
                            Jr., Michael J. Levitt, Dan H. Blanks, and David B.
                            Deniger).
           10.26         -- Amended and Restated Stock Purchase Agreement dated
                            November 4, 1998, by and between Coho Energy, Inc. and
                            HM4 Coho, L.P. (incorporated by reference to Exhibit 99.1
                            to the Report on Form 8-K dated November 18, 1998).
          *10.27         -- Adoption Agreement for Coho Resources, Inc.'s Amended and
                            Restated 401(k) Savings Plan dated July 1, 1995.
           11.1          -- Statement re-computation of per share earnings.
           21.1          -- List of Subsidiaries of the Company.
           27            -- Financial Data Schedule

---------------

* Represents management contract or compensatory plan or arrangement.

     The Company will furnish a copy of any exhibit described above to any beneficial holder of its securities upon receipt of a written request therefor, provided that such request sets forth a good faith representation that as of the record date for the Company's 1999 Annual Meeting of Shareholders, such beneficial holder is entitled to vote at such meeting, and upon payment to the Company of a fee compensating the Company for its reasonable expenses in furnishing such exhibits.

     (b) Reports on Form 8-K

     Form 8-K dated November 18, 1998 regarding changes of control of the registrant related to the issuance of shares of Common Stock to HM4 Coho L.P.

                   REPORT FOR INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule III is not a required part of the basic financial statements but is supplementary information required by the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     The basic financial statements have been prepared assuming that Coho Energy, Inc. and subsidiaries will continue as a going concern. As discussed in
Note 2 to the basic financial statements, Coho Energy, Inc. and subsidiaries have suffered recurring losses, have received a notice of default from their lenders under the existing bank credit facility and may be in default under the terms of the 8 7/8% Senior Subordinated notes, and project negative cash flow from operations in 1999 that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
March 24, 1999

                       COHO ENERGY, INC. AND SUBSIDIARIES

                                  SCHEDULE III

                 CONDENSED FINANCIAL INFORMATION -- PARENT ONLY

     The following presents the condensed balance sheets as of December 31, 1997 and 1998 and statements of operations and statements of cash flows for Coho Energy, Inc., the parent company, for the years ended December 31, 1996, 1997 and 1998.

                               COHO ENERGY, INC.
                                    (PARENT)

                            CONDENSED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997       1998
                                                              --------   ---------
Current assets
  Cash and cash equivalents.................................  $     27   $       6
  Due from subsidiaries.....................................   180,743     158,913
                                                              --------   ---------
                                                               180,770     158,919
Investments in subsidiaries, at equity......................   109,247     (72,179)
Other assets................................................     4,297       3,871
                                                              --------   ---------
                                                              $294,314   $  90,611
                                                              ========   =========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable..........................................  $  3,317   $   2,847
  Current portion of long-term debt.........................   148,894     149,007
                                                              --------   ---------
                                                               152,211     151,854
                                                              --------   ---------
Shareholders' equity
  Preferred stock, par value $0.01 per share
  Authorized 10,000,000 shares, none issued
  Common stock, par value $0.01 per share
  Authorized 100,000,000 shares
     Issued 25,603,512 shares at December 31, 1997 and
      1998..................................................
  Additional paid-in capital................................       256         256
Retained earnings (deficit).................................   137,812     137,812
          Total shareholders' equity........................     4,035    (199,311)
                                                              --------   ---------
                                                               142,103     (61,243)
                                                              --------   ---------
                                                              $294,314   $  90,611
                                                              ========   =========

           See accompanying Notes to Condensed Financial Information

                                  SCHEDULE III
                               COHO ENERGY, INC.
                                    (PARENT)

                       CONDENSED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                       DECEMBER 31,
                                                               -----------------------------
                                                                1996      1997       1998
                                                               -------   -------   ---------
Operating expenses
  General and administrative................................   $   423   $   471   $     666
                                                               -------   -------   ---------
Other (income) expenses
  Interest income from subsidiaries.........................        --    (4,320)    (14,519)
  Interest expense..........................................        --     3,389      13,864
  Equity in (income) loss of subsidiaries...................    (6,329)   (5,828)    203,326
                                                               -------   -------   ---------
                                                                (6,329)   (6,759)    202,671
                                                               -------   -------   ---------
Earnings (loss) before income taxes.........................     5,906     6,288    (203,337)
Income taxes
  Deferred expense..........................................        --        --           9
                                                               -------   -------   ---------
Net earnings (loss).........................................   $ 5,906   $ 6,288   $(203,346)
                                                               =======   =======   =========
Basic earnings (loss) per common share......................   $   .29   $   .29   $   (7.94)
                                                               =======   =======   =========
Diluted earnings (loss) per common share....................   $   .29   $   .28   $   (7.94)
                                                               =======   =======   =========

           See accompanying Notes to Condensed Financial Information

                                                                    SCHEDULE III

                               COHO ENERGY, INC.
                                    (PARENT)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                               1996       1997        1998
                                                              -------   ---------   ---------
Cash flows from operating activities
  Net earnings (loss).......................................  $ 5,906   $   6,288   $(203,346)
Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
  Equity in loss (income) of subsidiaries...................   (6,329)     (5,828)    203,346
  Amortization of debt issue costs and other................       --          --         552
  Deferred income taxes.....................................       --          --           9
Changes in:
  Other assets..............................................       --         (22)        (12)
  Accounts payable..........................................      (15)      3,312        (480)
                                                              -------   ---------   ---------
Net cash provided by (used in) operating activities.........     (438)      3,750          49
                                                              -------   ---------   ---------
Cash flows from investing activities
  Investments in subsidiaries...............................       --     (26,397)    (21,900)
  Advances from (to) subsidiaries...........................      325    (172,967)     21,830
                                                              -------   ---------   ---------
Net cash provided by (used in) investing activities.........      325    (199,364)        (70)
                                                              -------   ---------   ---------
Cash flows from financing activities
  Increase in long term debt................................       --     148,894          --
  Debt issuance cost........................................       --      (4,275)         --
  Issuance of common stock..................................       --      49,223          --
  Proceeds from stock options exercised.....................      414       1,495          --
                                                              -------   ---------   ---------
Net cash provided by (used in) financing activities.........      414     195,337          --
                                                              -------   ---------   ---------
Increase (decrease) in cash.................................      301        (277)        (21)
Cash and cash equivalents at beginning of period............        3         304          27
                                                              -------   ---------   ---------
Cash and cash equivalents at end of period..................  $   304   $      27   $       6
                                                              =======   =========   =========

           See accompanying Notes to Condensed Financial Information

                                                                    SCHEDULE III

                               COHO ENERGY, INC.
                                    (PARENT)

                    NOTES TO CONDENSED FINANCIAL INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

1. GENERAL

     The accompanying condensed financial information of Coho Energy, Inc. (the "Company") should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

2. FUTURE OPERATIONS

     The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Due to a continued period of depressed prices since December 1997, the Company generated a loss before income taxes of $203.3 million for the year ended December 31, 1998 primarily due to the equity in loss of subsidiaries of $203.3 million.

     As discussed in Note 3, the Company has guaranteed $235 million of debt related to unconsolidated subsidiaries under the Revolving Credit Facility. In March 1999, such subsidiaries received a notice of default from the lenders under the Revolving Credit Facility because they were unable to cure an over advance position of $89.6 million due to the reduction of its borrowing base as a result of the depressed crude oil and natural gas prices. As a result of this bank default, the Company may be in default under the terms of its 8 7/8% Senior Subordinated Notes ("Senior Notes") due to cross default provisions in the indenture. Although the Company may not be in default under the Senior Notes indenture, all amounts outstanding under the Senior Notes as of December 31, 1998 have been classified as current maturities because the Company and its unconsolidated subsidiaries are currently unable to cure the existing or pending defaults within the required terms of the indenture.

     The Company is exploring its alternatives to resolve its current liquidity problems and the liquidity problems of its unconsolidated subsidiaries, including (a) the current default under the existing bank credit facility, (b) the potential acceleration of all amounts due under the existing bank credit facility and the Senior Notes, (c) inadequate cash flow from operations to support upcoming interest payments due on the credit facility on April 6, 1999 and on the Senior Notes due on April 15, 1999 or to meet other accrued liabilities as they become due. The alternatives available to the Company include, but are not limited to, the conversion of a portion or all of the Senior Notes to equity, raising additional equity and/or refinancing the Company's existing bank credit facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund repairs on and the continued development of the Company's properties. The Company is also evaluating cost reduction programs to enhance cash flow from operations of its unconsolidated subsidiaries. There can be no assurance that the Company will be successful in resolving its liquidity problems through the alternatives set forth above and may seek protection under Chapter 11 of the United States Bankruptcy Code while pursuing its other financing and/or reorganization alternatives. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional equity and/or the refinancing of the Company's existing bank credit facility and the conversion of a portion or all of the Senior Notes to equity.

3. COMMITMENTS AND CONTINGENCIES

     The Company has guaranteed $235 million of debt related to unconsolidated subsidiaries under the Revolving Credit Facility. Currently, the subsidiaries are in default on such debt as discussed in Note 4 to the Consolidated Financial Statements of the Company.

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholder's equity, (ii) maintenance of minimum ratios of cash flow to interest expense, as well as current assets to current liabilities, (iii) limitations on the Company's ability to incur additional debt, and (iv) restrictions on the payment of dividends. At December 31, 1998, the Company was not in compliance with the cash flow to interest expense and current assets to current liabilities covenants.

4. LONG TERM DEBT

     On October 3, 1997, the Company completed a sale to the public of $150 million of 8 7/8% Senior Subordinated Notes due 2007 ("Senior Notes"). Proceeds of the offering, net of offering costs, were approximately $144.5 million. The proceeds from this offering, together with the proceeds from the common stock offering discussed in Note 5, were used to repay indebtedness outstanding under the Revolving Credit Facility and for general corporate purposes.

     The Senior Notes are unsecured senior subordinated obligations of the Company and rank pari passu in right of payment with all existing and future senior subordinated indebtedness of the Company. The Senior Notes mature on October 15, 2007 and bear interest at the rate of 8 7/8% per annum payable semi-annually. Certain subsidiaries of the Company issued guarantees of the Senior Notes on a senior subordinated basis.

     The indenture issued in conjunction with the Senior Notes (the "Indenture") contains certain covenants, including covenants that limit (i) indebtedness,
(ii) restricted payments, (iii) distributions from restricted subsidiaries, (iv) transactions with affiliates, (v) sales of assets and subsidiary stock (including sale and leaseback transactions), (vi) dividends and other payment restrictions affecting restricted subsidiaries and (vii) mergers or consolidations.

     As a result of the payment default under the Revolving Credit Facility as discussed in Note 4 to the Consolidated Financial Statements of the Company, the Company may be in default under the terms of the Senior Notes specified in the Indenture. If the Company is in default of the Senior Notes as a result of the payment default under the Revolving Credit Facility, the Company is required to deliver a written notice to the Trustee of the Senior Notes within 30 days after the occurrence of the event of default in the form of an officers' certificate indicating an event of default has occurred and is continuing and what action the Company is taking or proposing to take with respect to the event of default. Under an event of default of the Senior Notes, the Trustee by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. All amounts outstanding under the Senior Notes as of December 31, 1998 have been classified as current maturities because the Company is currently unable to cure the existing or pending default within the required terms of the Indenture.

5. SHAREHOLDERS' EQUITY

     On October 3, 1997, the Company completed the sale to the public of 5,000,000 shares of common stock at $10.50 per share. Proceeds of the offering, net of offering costs, were approximately $49.2 million. The proceeds from this offering, together with the proceeds from the Senior Notes offering discussed in
Note 3, were used to repay indebtedness outstanding under the Company's Revolving Credit Facility and for general corporate purposes.

     In December 1997, the Company issued warrants, valued at $3.4 million, to purchase one million shares of common stock at $10.425 per share for a period of five years to Amoco Production Company as partial consideration for the purchase of certain crude oil and natural gas properties. This noncash transaction is not reflected in the statement of cash flows for the year ended December 31, 1998.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COHO ENERGY, INC.

                                            By:     /s/ JEFFREY CLARKE
                                              ----------------------------------
                                                        Jeffrey Clarke
                                                Chairman, President and Chief
                                                      Executive Officer

Date: March 31, 1999

     Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                 /s/ JEFFREY CLARKE                    Chairman, President Chief        March 31, 1999
-----------------------------------------------------    Executive Officer and
                   Jeffrey Clarke                        Director

              /s/ EDDIE M. LEBLANC, III                Sr. Vice President and Chief     March 31, 1999
-----------------------------------------------------    Financial Officer (principal
                Eddie M. Leblanc, III                    financial and accounting
                                                         officer)

                 /s/ LOUIS F. CRANE                    Director                         March 31, 1999
-----------------------------------------------------
                   Louis F. Crane

                   /s/ ALAN EDGAR                      Director                         March 31, 1999
-----------------------------------------------------
                     Alan Edgar

               /s/ KENNETH H. LAMBERT                  Director                         March 31, 1999
-----------------------------------------------------
                 Kenneth H. Lambert

                /s/ DOUGLAS R. MARTIN                  Director                         March 31, 1999
-----------------------------------------------------
                  Douglas R. Martin

                   /s/ JAKE TAYLOR                     Director                         March 31, 1999
-----------------------------------------------------
                     Jake Taylor

                                    ANNEX B

                COHO ENERGY, INC. QUARTERLY REPORTS ON FORM 10-Q
  FOR THE QUARTERS ENDED MARCH 31, 1999, JUNE 30, 1999 AND SEPTEMBER 30, 1999

                                   (Attached)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-Q
                             ---------------------
(MARK ONE)

     [X]        QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1999
                                       OR
     [ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
          FOR THE TRANSITION PERIOD FROM             TO             .
                         COMMISSION FILE NUMBER 0-22576

                               COHO ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                   TEXAS                                         75-2488635
      (State or other jurisdiction of                          (IRS Employer
       incorporation or organization)                      Identification Number)

       14785 PRESTON ROAD, SUITE 860
               DALLAS, TEXAS                                       75240
  (Address of principal executive offices)                       (Zip Code)

              Registrant's telephone number, including area code:
                                 (972) 774-8300
                             ---------------------
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes [X]     No [ ]
     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                                               OUTSTANDING AT
                   CLASS                                        MAY 10, 1999
                   -----                                       --------------
        Common Stock, $.01 par value                             25,603,512

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     INDEX

                                                               PAGE
                                                               ----
PART I. FINANCIAL INFORMATION
  Item 1. Financial Statements
           Report of Independent Public Accountants.........     1
           Condensed Consolidated Balance Sheets -- December
          31, 1998 and March 31, 1999.......................     2
           Condensed Consolidated Statements of
          Operations -- three months ended March 31, 1998
          and 1999..........................................     3
           Condensed Consolidated Statements of Cash
          Flows -- three months ended March 31, 1998 and
          1999..............................................     4
           Notes to Condensed Consolidated Financial
          Statements........................................     5
  Item 2. Management's Discussion and Analysis of Financial
          Condition and Results of Operations...............     8
  Item 3. Quantitative and Qualitative Disclosures About
          Market Risk.......................................    13
PART II. OTHER INFORMATION
  Item 1. Legal Proceedings.................................    14
  Item 2. Changes in Securities.............................    14
  Item 3. Defaults Upon Senior Securities...................    14
  Item 4. Submission of Matters to a Vote of Security
     Holders................................................    15
  Item 5. Other Information.................................    15
  Item 6. Exhibits and Reports on Form 8-K..................    15
  Signatures................................................    16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have reviewed the accompanying condensed balance sheet of Coho Energy, Inc. and subsidiaries as of March 31, 1999 and the related condensed statements of operations and the condensed statement of cash flows for the three month period ended March 31, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Coho Energy, Inc. and subsidiaries.

     A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has received two notices of default from its lenders under its existing bank credit facility and may be in default under the terms of its 8 7/8% Senior Subordinated notes, and projects negative cash flow from operations in 1999 that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
May 7, 1999

                         PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                       COHO ENERGY, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                              DECEMBER 31    MARCH 31
                                                                 1998          1999
                                                              -----------   -----------
CURRENT ASSETS
  Cash and cash equivalents.................................   $  6,901      $  6,060
  Cash in escrow............................................      1,505         1,522
  Accounts receivable, principally trade....................      9,960         8,204
  Other current assets......................................        948           644
                                                               --------      --------
                                                                 19,314        16,430
PROPERTY AND EQUIPMENT, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 3)..................................................    324,574       320,655
OTHER ASSETS................................................      6,180         5,971
                                                               --------      --------
                                                               $350,068      $343,056
                                                               ========      ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable, principally trade.......................   $  5,577      $  2,420
  Accrued liabilities and other payables....................     18,003        18,517
  Current portion of long term debt (note 4)................    384,031       388,649
                                                               --------      --------
                                                                407,611       409,586
LONG TERM DEBT, excluding current portion...................         --            --
DEFERRED INCOME TAXES.......................................         --            --
                                                               --------      --------
                                                                407,611       409,586
COMMITMENTS AND CONTINGENCIES (note 6)......................      3,700         3,700
SHAREHOLDERS' EQUITY
  Preferred stock, par value $0.01 per share
     Authorized 10,000,000 shares, none issued
  Common stock, par value $0.01 per share
     Authorized 100,000,000 shares Issued and outstanding
     25,603,512 shares......................................        256           256
  Additional paid-in capital................................    137,812       137,812
  Retained deficit..........................................   (199,311)     (208,298)
                                                               --------      --------
          Total shareholders' equity........................    (61,243)      (70,230)
                                                               --------      --------
                                                               $350,068      $343,056
                                                               ========      ========

     See accompanying Notes to Condensed Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                              ------------------
                                                                1998      1999
                                                              --------   -------
OPERATING REVENUES
  Net crude oil and natural gas production..................  $ 21,143   $ 8,967
                                                              --------   -------
OPERATING EXPENSES
  Crude oil and natural gas production......................     6,413     3,487
  Taxes on oil and gas production...........................     1,002       286
  General and administrative................................     2,140     2,727
  Reorganization costs......................................        --       297
  Depletion and depreciation................................     7,794     3,594
  Writedown of crude oil and natural gas properties.........    32,000        --
                                                              --------   -------
          Total operating expenses..........................    49,349    10,391
                                                              --------   -------
OPERATING LOSS..............................................   (28,206)   (1,424)
                                                              --------   -------
OTHER INCOME AND EXPENSES
  Interest and other income.................................        46        89
  Interest expense..........................................    (7,809)   (7,652)
                                                              --------   -------
                                                                (7,763)   (7,563)
                                                              --------   -------
LOSS FROM OPERATIONS BEFORE INCOME TAXES....................   (35,969)   (8,987)
INCOME TAX BENEFIT..........................................   (13,668)       --
                                                              --------   -------
NET LOSS....................................................  $(22,301)  $(8,987)
                                                              ========   =======
BASIC LOSS PER COMMON SHARE (note 5)........................  $   (.87)  $  (.35)
                                                              ========   =======
DILUTED LOSS PER COMMON SHARE (note 5)......................  $   (.87)  $  (.35)
                                                              ========   =======

     See accompanying Notes to Condensed Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                              ------------------
                                                                1998      1999
                                                              --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(22,301)  $(8,987)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depletion and depreciation.............................     7,794     3,594
     Writedown of crude oil and natural gas properties......    32,000        --
     Deferred income tax benefit............................   (13,689)       --
     Amortization of debt issue costs and other.............       208       255
  Changes in operating assets and liabilities:
     Accounts receivable and other assets...................    (1,105)    2,024
     Accounts payable and accrued liabilities...............     4,740    (1,345)
                                                              --------   -------
Net cash provided by (used in) operating activities.........     7,647    (4,459)
                                                              --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment....................................   (22,639)      326
  Changes in accounts payable and accrued liabilities
     related to exploration and development.................     1,762    (1,297)
                                                              --------   -------
Net cash used in investing activities.......................   (20,877)     (971)
                                                              --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in long term debt................................    11,029     4,600
  Repayment of long term debt...............................       (11)      (11)
                                                              --------   -------
Net cash provided by financing activities...................    11,018     4,589
                                                              --------   -------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................    (2,212)     (841)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     3,817     6,901
                                                              --------   -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  1,605   $ 6,060
                                                              ========   =======
CASH PAID DURING THE PERIOD FOR:
  Interest..................................................  $  4,395   $ 4,748
  Income taxes..............................................  $     --   $    33

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 1999
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  General

     The accompanying condensed consolidated financial statements of Coho Energy, Inc. (the "Company") have been prepared without audit, in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all disclosures normally required by generally accepted accounting principles or those normally made in annual reports on Form 10-K. All material adjustments, consisting only of normal recurring accruals, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods, have been made. The results of operations for the three month period ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements should be read in conjunction with the notes to the financial statements, which are included as part of the Company's annual report on Form 10-K for the year ended December 31, 1998.

2. FUTURE OPERATIONS

     The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Due to a continued period of depressed prices since December 1997 and production declines, the Company generated an operating loss of $185 million for the year ended December 31, 1998, including a writedown of its oil and gas properties of $188 million, and an operating loss of $1.4 million for the three months ended March 31, 1999.

     Additionally, as discussed in Note 4, the Company received two separate notices of default in March and April 1999 from its lenders under its existing bank credit facility because the Company was unable to cure an over advance position of $89.6 million due to the reduction of its borrowing base as a result of the depressed crude oil and natural gas prices. Additionally, the Company did not make the April 6, 1999 interest payment of approximately $4 million due on its bank credit facility, the May 3, 1999 interest payment of approximately $1 million due on its bank credit facility or the April 15, 1999 interest payment of approximately $6.7 million due on its 8 7/8% Senior Subordinated Notes ("Senior Notes"). Although the lenders under the existing bank credit facility have not accelerated the full principal amount outstanding of $239.6 million as of March 31, 1999 and although the Company has until May 15, 1999 to make its interest payment on the Senior Notes before being considered in default on the Senior Notes, all amounts outstanding under these facilities as of March 31, 1999 have been classified as current maturities because the Company is currently unable to cure the existing or pending defaults within the required terms of the related agreements. As of May 4, 1999, the Company has obtained a forbearance letter from its bank group whereby the bank group will forbear from exercising its remedies under the bank credit facility through May 14, 1999.

     The Company is exploring its alternatives to resolve its current liquidity problems, including (a) the current default under the existing bank credit facility, (b) the potential acceleration of all amounts due under its existing bank credit facility and the Senior Notes, and (c) inadequate cash flow from operations to support past due and accruing interest due on the bank credit facility and on the Senior Notes or to meet other accrued liabilities as they become due. The alternatives available to the Company include, but are not limited to, the conversion of a portion or all of the Senior Notes to equity, raising additional equity and/or refinancing the Company's existing bank credit facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund repairs on and the continued development of the Company's properties. The Company is also evaluating cost reduction programs to enhance cash flow from operations. There can be no assurance that the Company will be successful in resolving its liquidity problems through the alternatives set forth above and may seek protection under Chapter 11 of the United States Bankruptcy Code

                       COHO ENERGY, INC. AND SUBSIDIARIES
while pursuing its other financing and/or reorganization alternatives. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts (including $320.7 million in net property, plant and equipment) or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional equity and/or the refinancing of the Company's existing bank credit facility and the conversion of a portion or all of the Senior Notes to equity.

3. PROPERTY AND EQUIPMENT

                                                              DECEMBER 31   MARCH 31
                                                                 1998         1999
                                                              -----------   ---------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...   $ 678,547    $ 678,222
Accumulated depletion and depreciation......................    (353,973)    (357,567)
                                                               ---------    ---------
                                                               $ 324,574    $ 320,655
                                                               =========    =========

     Overhead expenditures directly associated with exploration and development of crude oil and natural gas reserves have been capitalized in accordance with the accounting policies of the Company. Such charges totalled $1,245,000 and $-0- for the three months ended March 31, 1998 and 1999, respectively.

     During the three months ended March 31, 1998 and 1999, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     Unproved crude oil and natural gas properties totalling $58,854,000 and $58,958,000 at December 31, 1998 and March 31, 1999, respectively, were excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion during the next three to five years.

4. LONG-TERM DEBT

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that its borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. The Company was unable to cure the over advance as required by the Revolving Credit Facility by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess, (b) prepaying, without premium or penalty, such excess plus accrued interest or (c) paying the first of five equal monthly installments to repay the over advance. On March 8, 1999 and April 5, 1999, the Company received two separate written notices from the lenders under the Revolving Credit Facility that it was in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company did not pay the April 6, 1999 interest payment of approximately $4 million or the May 3, 1999 interest payment of approximately $1 million due on its bank borrowings. On May 7, 1999, the Company paid $2 million as a partial payment on past due interest. As a result of the payment defaults, the past due installments to repay the over advance and the past due interest payments will bear interest at the default interest rate of prime plus 4%. Although the lenders have not accelerated the full amount outstanding under the Revolving Credit Facility, the outstanding advances of $239.6 million as of March 31, 1999 have been reclassified to current maturities because the Company is currently unable to cure the default within the required terms. As of May 4, 1999, the Company has obtained a forbearance letter from its bank group whereby the bank group will forbear from exercising its remedies under the bank credit facility through May 14, 1999. The Company is continuing its

                       COHO ENERGY, INC. AND SUBSIDIARIES
discussions with the lenders under the Revolving Credit Facility in an attempt to restructure this repayment schedule so that the Company can continue to pursue alternative arrangements.

     The Restated Credit Agreement contains certain financial and other covenants including, among other covenants, (i) the maintenance of minimum amounts of shareholders' equity, (ii) maintenance of minimum ratios of cash flow to interest expense as well as current assets to current liabilities, (iii) limitations, on the Company's ability to incur additional debt, and (iv) restrictions on the payment of dividends. At March 31, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current assets to current liabilities covenants.

     The Company did not pay the April 15, 1999 interest payment of $6.7 million due on its Senior Notes. The Company has until May 15, 1999 to make its interest payment before being considered in default under the Senior Notes Indenture (the "Indenture"). Under an event of default of the Senior Notes, the Trustee, by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. All amounts outstanding under the Senior Notes as of March 31, 1999 have been classified as current maturities because the Company is currently unable to cure the pending default within the required terms of the Indenture.

5. EARNINGS PER SHARE

     Basic earnings per share ("EPS") have been calculated based on the weighted average number of shares outstanding for the three months ended March 31, 1998 and 1999 of 25,603,512. Diluted EPS have been calculated based on the weighted average number of shares outstanding (including common shares plus, when their effect is dilutive, common stock equivalents consisting of stock options and warrants) for the three months ended March 31, 1998 and 1999 of 25,603,512. In 1998 and 1999, conversion of stock options and warrants would have been anti-dilutive and, therefore, was not considered in diluted EPS.

6. COMMITMENTS AND CONTINGENCIES

     The Company is a defendant in various legal proceedings and claims which arise in the normal course of business. Based on discussions with legal counsel, the Company does not believe that the ultimate resolution of such actions will have a significant effect on the Company's financial position.

     Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal and state environmental regulations governing emissions into the atmosphere, waste water discharges, solid and hazardous waste management activities and site restoration and abandonment activities. The Company does not believe that any potential liability, in excess of amounts already provided for, would have a significant effect on the Company's financial position; however, an unfavorable outcome could have a material adverse effect on a given period's results.

ITEM 2.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Condensed Consolidated Financial Statements and notes thereto included elsewhere herein.

  General

     The Company seeks to acquire controlling interests in underdeveloped crude oil and natural gas properties and attempts to maximize reserves and production from such properties through relatively low-risk activities such as development drilling, multiple completions, recompletions, workovers, enhancement of production facilities and secondary recovery projects. The Company's only operating revenues are crude oil and natural gas sales with crude oil sales representing approximately 86% of production revenues and natural gas sales representing approximately 14% of production revenues during the three months ended March 31, 1999 compared to 77% from crude oil sales and 23% from natural gas sales during the same period in 1998.

     The Company's crude oil and natural gas production decreased in the first three months of 1999 due to the sale of the Monroe field gas properties in December 1998 and due to overall production declines on the Company's operated properties as discussed under "Results of Operations -- Operating Revenues." Average net daily barrel of oil equivalent ("BOE") production was 11,047 BOE for the three months ended March 31, 1999 as compared to 18,805 BOE for the same period in 1998. For purposes of determining BOE herein, natural gas is converted to barrels ("Bbl") on a 6 thousand cubic feet ("Mcf") to 1 Bbl basis.

  Liquidity and Capital Resources

     Capital Sources. For the three months ended March 31, 1999, cash flow used in operating activities was $4.5 million compared with cash flow provided by operating activities of $7.6 million for the same period in 1998. Operating revenues, net of lease operating expenses, production taxes and general and administrative expenses, decreased $9.1 million during the first quarter of 1999 from the first quarter of 1998, primarily due to a 41% decline in production on a BOE basis between comparable periods and price decreases between such comparable periods of 29% and 18% for crude oil and natural gas, respectively. Changes in operating assets and liabilities provided $680,000 of cash for operating activities for the three months ended March 31, 1999, primarily due to a decrease in working interest receivables as a result of the decline in capital expenditures. See "Results of Operations" for a discussion of operating results.

     As discussed more fully under "Results of Operations", operating revenues have been declining during 1998 and the first quarter of 1999 due to crude oil and natural gas price declines. Additionally, the Company's crude oil and natural gas production has declined from an average of 18,805 BOE per day during the first quarter of 1998 to approximately 11,047 BOE per day during the first quarter of 1999 due to the sale of the Monroe field gas properties in December 1998, which contributed approximately 2,725 BOE per day during the first quarter of 1998, and due to overall production declines on the Company's operated properties in Oklahoma and Mississippi as a result of the decrease and ultimate cessation of well repair work during the last five months of 1998 and due to the Company halting production on wells which are uneconomical due to depressed crude oil prices. Despite the recent rises in prices, the Company does not anticipate any improvement in production and will experience further production declines until funds are available for well repairs and additional development activity.

     Based on the March 1999 production level of approximately 10,400 BOE per day and the average price received in March 1999 of approximately $10.23 per barrel of crude oil and $1.68 per Mcf of natural gas, the Company's operating revenues are adequate to cover lease operating expenses, production taxes and general and administrative expenses but are not sufficient to cover past due interest or interest accruing on the Senior Notes or on the borrowings under the Revolving Credit Facility. See "-- Future Operations".

     At March 31, 1999, the Company had a working capital deficit of $393.2 million primarily due to the reclassification of all long term debt to current maturities as discussed below. See "-- Future Operations".

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that the borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of

$89.6 million under the new borrowing base. Under the terms of the Revolving Credit Facility, the Company was required to cure the over advance amount by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess, (b) prepaying, without premium or penalty, such excess plus accrued interest or (c) paying the first of five equal monthly installments to repay the over advance. The Company was unable to cure the over advance as required by the Revolving Credit Facility by March 2, 1999. On March 8, 1999 and April 5, 1999, the Company received two separate written notices from the lenders under the Revolving Credit Facility that it was in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company did not pay the April 6, 1999 interest payment of approximately $4 million or the May 3, 1999 interest payment of approximately $1 million due on its bank borrowings. On May 7, 1999, the Company paid $2 million as a partial payment on past due interest. As a result of the payment defaults, the past due installments to repay the over advance and the past due interest payments will bear interest at the default interest rate of prime plus 4%. Although the lenders have not accelerated the full amount outstanding under the Revolving Credit Facility, the outstanding advances of $239.6 million as of March 31, 1999 have been reclassified to current maturities because the Company is currently unable to cure the default within the required terms. As of May 4, 1999, the Company has obtained a forbearance letter from its bank group whereby the bank group will forbear from exercising its remedies under the bank credit facility through May 14, 1999. The Company is continuing its discussions with the lenders under the Revolving Credit Facility in an attempt to restructure this repayment schedule so that the Company can continue to pursue alternative arrangements. See "-- Future Operations".

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($108 million plus 50% of the accumulated consolidated net income beginning in 1998 for the cumulative period excluding adjustments for any writedown of property, plant and equipment, plus 75% of the cash proceeds of any sales of capital stock of the Company), (ii) maintenance of minimum ratios of cash flow to interest expense (1.5:1) as well as current assets (including unused Borrowing Base) to current liabilities (1:1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At March 31, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current asset to current liability covenants.

     The Company did not pay the April 15, 1999 interest payment of approximately $6.7 million due on its Senior Notes. The Company has until May 15, 1999 to make its interest payment before being considered in default under the Senior Notes Indenture. Under an event of default of the Senior Notes, the Trustee by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. All amounts outstanding under the Senior Notes as of March 31, 1999 have been classified as current maturities because the Company is currently unable to cure the pending default within the required terms of the Indenture.

     The Company did not pay approximately $4 million in Louisiana state income taxes which was due on April 15, 1999 related to the gain on the December 1998 sale of the Monroe gas field. The past due taxes will bear interest at 1.25% per month and accrue a monthly penalty of 10% not to exceed 25% of the taxes due.

     Future Operations. The Company is exploring its alternatives to resolve its current liquidity problems, including (a) the current default under the Revolving Credit Facility, (b) the potential acceleration of all amounts due under the Revolving Credit Facility and the Senior Notes, and (c) inadequate cash flow from operations to support past due and accruing interests due on the Revolving Credit Facility and on the Senior Notes or to meet other accrued liabilities as they become due. The alternatives available to the Company include, but are not limited to, the conversion of a portion or all of the $150 million of the Senior Notes to equity, raising additional equity and/or refinancing the Company's Revolving Credit Facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund repairs on and the continued development of the Company's properties. The Company is also evaluating cost reduction programs to enhance cash flow from operations. There can be no assurance that the Company will be successful in resolving its liquidity problems through the alternatives set forth above and may seek protection under Chapter 11 of the United States Bankruptcy Code while it is pursuing other financing and/or reorganization alternatives. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     Capital Expenditures. During the first three months of 1999, the Company had a net reduction in property and equipment of $325,000 compared with capital additions of $22.6 million for the first three months of 1998. The Company had a net reduction in property and equipment during the first quarter of 1999 because actual capital costs paid during the quarter were less than the estimated capital costs accrued at year end. The Company has ceased substantially all of its capital projects in 1999 due to its liquidity problems discussed above. No general and administrative costs associated with the Company's exploration and development activities were capitalized for the first three months of 1999, compared with $1,245,000 of capitalized costs for the first three months of 1998.

     The Company has finalized the location for an exploratory well on its Anaguid permit in Tunisia, North Africa. The Company must commence operations to drill this well by June 1999 or the acreage concession will expire. The Company's estimated net cost to drill is approximately $2.5 million and the Company's net carrying cost for its investment in the Anaguid permit is approximately $5.7 million as of December 31, 1998. If the Company has not commenced operations to drill this well by June 1999 and the acreage concession expires, the Company will incur a liability of approximately $4.0 million for unfulfilled commitments, of which $3.7 million is due to the Tunisian government. Although the Company intends to drill this well, the Company cannot currently predict whether it will have the financial resources to make these expenditures. The Company has not entered into any other capital commitments in 1999 due to its liquidity problems discussed above.

                             RESULTS OF OPERATIONS

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Selected Operating Data
Production
  Crude Oil (Bbl/day).......................................   14,667      9,740
  Natural Gas (Mcf/day).....................................   24,824      7,839
  BOE (Bbl/day).............................................   18,805     11,047
Average Sales Prices
  Crude Oil per Bbl.........................................  $ 12.33    $  8.81
  Natural Gas per Mcf.......................................  $  2.17    $  1.77
Other
  Production costs per BOE(1)...............................  $  4.38    $  3.80
  Depletion per BOE.........................................  $  4.60    $  3.62
Revenues (in thousands)
  Production revenues
     Crude Oil..............................................  $16,282    $ 7,719
     Natural Gas............................................    4,861      1,248
                                                              -------    -------
                                                              $21,143    $ 8,967
                                                              =======    =======

---------------

(1) Includes lease operating expenses and production taxes.

     Operating Revenues. During the first three months of 1999, production revenues decreased 58% to $9 million as compared to $21.1 million for the same period in 1998. This decrease was due to a 34% decrease in crude oil production and a 68% decrease in natural gas production, and decreases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 29% and 18%, respectively.

     The 68% decrease in daily natural gas production during the first three months of 1999 is primarily due to the December 1998 sale of the Monroe field gas properties which accounted for 66% of the natural gas production during the first quarter of 1998. The 34% decrease in daily crude oil production during the first three months of 1999 is due to overall production declines in the operated Mississippi and Oklahoma properties. Due to the Company's capital constraints in conjunction with the decline in crude oil prices, the Company significantly reduced both minor and major well repairs on its operated properties during the last five months of 1998, ceased all well repairs in December 1998 and halted production on wells which are uneconomical due to depressed crude oil prices, all of which contributed to overall production declines. The Company does not anticipate any improvement in production and will experience further production declines until funds are available for well repairs and additional development activity.

     Average crude oil prices received by the Company, including hedging gains and losses, decreased during the first three months of 1999 compared to the same period in 1998 due to declining oil prices which can be attributed to several factors, including: lack of cold weather in the 1998 winter months, increased storage inventories and perceptions of the effects of increased quotas or lack of adherence to quotas from the Organization of Petroleum Exporting Countries. The posted price for the Company's crude oil averaged $10.39 per Bbl for the three months ended March 31, 1999, a 21% decrease from the average posted price of $13.18 per Bbl experienced in the first three months of 1998. The price per barrel received by the Company is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price.

     Crude oil prices began to improve in March 1999 and have continued to improve in April 1999 with an average posted price of $14.61 in April. Additionally, the Company entered into a new crude oil marketing contract effective April 1, 1999 for the majority of its Oklahoma crude oil production which will substantially improve the Company's crude oil price as compared to the price received under its previous contract. The Company is also in the process of renegotiating its marketing contract for substantially all of its Mississippi crude oil.

     The realized price for the Company's natural gas, including hedging gains and losses, decreased 18% from $2.17 per Mcf in the first three months of 1998 to $1.77 per Mcf in the first three months of 1999, due to a lack of cold weather and market volatility.

     Production revenues for the three months ended March 31, 1998 and 1999 included no crude oil hedging gains or losses. Production revenues in 1999 included no natural gas hedging gains or losses compared to natural gas hedging gains of $466,000 ($0.21 per Mcf) for the same period in 1998. Any gain or loss on the Company's crude oil hedging transactions is determined as the difference between the contract price and the average closing price for WTI on the NYMEX for the contract period. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual sales price received for the Company's crude oil and natural gas. At March 31, 1999, the Company has no natural gas or crude oil production hedged and there were no deferred or unrealized hedging gains or losses.

     Expenses. Production expenses (including production taxes) were $3.8 million for the first three months of 1999 compared to $7.4 million for the first three months of 1998. On a BOE basis, production costs decreased 13% to $3.80 per BOE in 1999 compared to $4.38 per BOE in 1998. The decrease in expenses for the comparable three month periods is primarily due to decreased production, decreased production taxes and improved operating efficiencies.

     General and administrative costs increased 27% in the first three months of 1999 as compared to the first three months of 1998. The increase is primarily due to the expensing of all salaries and other general and administrative costs associated with exploration and development activities during 1999 as compared to the capitalization of $1.2 million of such costs in the first quarter of 1998. General and administrative costs decreased by 18% between comparable three month periods before capitalized costs. This decrease is primarily due to cost reductions associated with the Monroe field sale and reductions in estimated franchise tax accruals as a result of the Company's losses in 1998. Although the Company has made additional cost reductions, such reductions have been offset by decreases in cost recoveries from working interest owners due to a decrease in well activity.

     Reorganization costs of $297,000 for the three months ended March 31, 1999 relate to professional fees for consultants and attorneys assisting in the negotiations associated with financing and/or reorganization alternatives.

     Interest expense decreased 2% for the three month period ended March 31, 1999 compared to the same period in 1998, due to lower borrowing levels during 1999 as compared to 1998 and due to the repayment of borrowings in December 1998 from the proceeds of the Monroe field sale.

     Depletion and depreciation expense decreased 54% to $3.6 million for the three months ended March 31, 1999 from $7.8 million for the comparable period in 1998. This decrease is primarily the result of decreased production volume and a decreased rate per BOE, which decreased to $3.62 in 1999 from $4.60 for the comparable period in 1998. The rate per BOE decreased substantially due to the writedown of crude oil and natural gas properties during 1998.

     In accordance with generally accepted accounting principles, at a point in time coinciding with the quarterly and annual reporting periods, the Company must test the carrying value of its crude oil and natural gas properties, net of related deferred taxes, against a calculated amount based on estimated reserve volumes valued at then current realized prices held flat for the life of the properties discounted at 10% per annum plus the lower of cost or estimated fair value of unproved properties (the "cost center ceiling"). At March 31, 1998, the carrying value exceeded the cost center ceiling, resulting in a non-cash writedown of the crude oil and natural gas properties of $32 million ($19.8 million net of deferred income taxes). No such writedown was required at March 31, 1999.

     Due to the factors discussed above, the Company's net loss for the three months ended March 31, 1999 was $9 million as compared to net loss of $22.3 million for the same period in 1998. The 1998 loss includes the writedown of the crude oil and natural gas properties of $19.8 million, net of deferred income taxes.

YEAR 2000 ISSUE

     The Company, like other businesses, is facing the Year 2000 issue. Many computer systems and equipment with embedded chips or processors use only two digits to represent the calendar year. This could result in computational or operational errors because date sensitive systems will recognize the year 2000 as 1900 or not at all. This inability to recognize or properly treat the year 2000 may cause systems to process critical financial and operational information incorrectly.

     State of Readiness. The Company has divided its Year 2000 review into five separate elements: accounting computer systems, network infrastructure, desktop computers at corporate headquarters, field operational systems and major suppliers and purchasers. The Company has completed its Year 2000 review and remediation with respect to the first three elements and has determined that accounting computer systems, network infrastructure and desktop computers at the corporate headquarters are Year 2000 compliant.

     The Company is continuing its review of field operational systems. All networks and communications systems and infrastructure in the field are now compliant. Upgrades on the production reporting system for Year 2000 compliance are completed and testing is in its final phase. Desktop computers in the field are 80% compliant with full compliance projected in the second quarter of 1999. The field automation equipment in the Company's Oklahoma division was found to be non-compliant. Quotes for all needed upgrades have been received, and the Oklahoma division is expected to be compliant by mid-1999. The Company estimates that it is 100% complete with its review, and is 75% complete with its remediation of field operational systems and expects to have complete Year 2000 certification in this element by mid-year 1999.

     The Company is concurrently reviewing Year 2000 compliance of major suppliers and purchasers. The Company has contacted its major suppliers and purchasers by letter and has asked for a written response from them describing their Year 2000 readiness efforts. To date, the Company has not identified any material problems associated with the Year 2000 readiness efforts of its major suppliers and purchasers. The Company estimates that it is 40% complete with its review of major suppliers and purchasers. Though some suppliers and purchasers have not yet completed their Year 2000 readiness efforts, the Company expects to be substantially complete with its Year 2000 certification for this element by the third quarter of 1999.

     In addition, the Company is currently working on a contingency plan that addresses potential Year 2000 problems both within the Company and with major suppliers and purchasers of the Company. The Company anticipates that the contingency plan will be in place by the third quarter of 1999.

     Cost. The Company began its Year 2000 Program in 1997, and has incorporated its preparations into its normal equipment upgrade cycle. As a result, the historical cost of the Company's Year 2000 efforts to date has not been material. Management does not estimate future expenditures related to the Year 2000 to be material.

     Risks. The Company believes that it is taking all reasonable steps to ensure Year 2000 readiness. Its ability to meet the projected goals, including the costs of addressing the Year 2000 issue and the dates upon which compliance will be attained, depends on the Year 2000 readiness of its key suppliers and customers and the successful development and implementation of contingency plans. Although these and other unanticipated Year 2000 issues could have an adverse effect on the results of operations or financial condition of the Company, it is not possible to estimate the extent of impact at this time, since the contingency plans are still under development.

     ALL STATEMENTS REGARDING YEAR 2000 MATTERS CONTAINED IN THIS QUARTERLY REPORT ON FORM 10-Q ARE "YEAR 2000 READINESS DISCLOSURES" WITHIN THE MEANING OF THE YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company utilizes financial instruments which inherently have some degree of market risk. The primary sources of market risk include fluctuations in commodity prices and interest rate fluctuations.

  Price Fluctuations

     The Company's result of operations are highly dependent upon the prices received for crude oil and natural gas production. The Company has entered, and expects to continue to enter, into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. At March 31, 1999, the Company was not a party to any forward sale agreements or other arrangements. It is unlikely that the Company will be able to enter into any forward sales agreements or other similar arrangements until it remedies its current liquidity problems because of the associated credit risks of the counterparty to such agreements. See "Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Interest Rate Risk

     Total debt as of March 31, 1999, included $239.6 million of floating-rate debt attributed to bank credit facility borrowings. As a result, the Company's annual interest cost in 1999 will fluctuate based on short-term interest rates. Additionally, due to the current payment defaults under the bank credit facility discussed under "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations", the past due installments to repay the $89.6 million over advance and the past due interest payments will bear interest at the default interest rate of prime plus 4%. The impact on annual cash flow of a ten percent change in the floating interest rate (approximately 73 basis points) would be approximately $1.7 million assuming outstanding debt of $239.6 million throughout the year.

     Total debt as of March 31, 1999, also included $149 million (net of $1 million of unamortized original issue discount) of fixed rate Senior Notes with an estimated fair market value of $72 million based on quoted prices from market sources.

     The Company is in default under its bank credit facility and has a pending default under its Senior Notes. See "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

                           PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     None

ITEM 2. CHANGES IN SECURITIES

     None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that the borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. Under the terms of the Revolving Credit Facility, the Company was required to cure the over advance amount by March 2, 1999 by either
(a) providing collateral with value and quantity in amounts equal to such excess, (b) prepaying, without premium or penalty, such excess plus accrued interest or (c) paying the first of five equal monthly installments to repay the over advance. The Company was unable to cure the over advance as required by the Revolving Credit Facility by March 2, 1999. On March 8, 1999 and April 5, 1999, the Company received two separate written notices from the lenders under the Revolving Credit Facility that it was in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company did not pay the April 6, 1999 interest payment of approximately $4 million or the May 3, 1999 interest payment of approximately $1 million due on its bank borrowings. On May 7, 1999, the Company paid $2 million as a partial payment on past due interest. As a result of the payment defaults, the past due installments to repay the over advance and the past due interest payments will bear interest at the default interest rate of prime plus 4%. Although the lenders have not accelerated the full amount outstanding under the Revolving Credit Facility, the outstanding advances of $239.6 million as of March 31, 1999, have been reclassified to current maturities because the Company is currently unable to cure the default within the required terms. As of May 4, 1999, the Company has obtained a forbearance letter from its bank group whereby the bank group will forbear from exercising its remedies under the bank credit facility through May 14, 1999. The Company is continuing its discussions with the lenders under the Revolving Credit Facility in an attempt to restructure this repayment schedule so that the Company can continue to pursue alternative arrangements. The March 8, 1999 and April 5, 1999 defaults related to the installment payments due on the over advance were approximately $17.9 million each. The total arrearage related to the installment payments due on the over advance and past due interest was approximately $56.7 million as of May 10, 1999, including approximately $3 million of past due interest and $17.9 million related to the May 1999 installment due on the over advance.

     The Company's bank credit facility contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($108 million plus 50% of the accumulated consolidated net income beginning in 1998 for the cumulative period excluding adjustments for any writedown of property, plant and equipment, plus 75% of the cash proceeds of any sales of capital stock of the Company), (ii) maintenance of minimum ratios of cash flow to interest expense (1.5:1) as well as current assets (including unused Borrowing Base) to current liabilities (1:1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At March 31, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current asset to current liability covenants.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

ITEM 5. OTHER INFORMATION

     None

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

         27              -- Financial Data Schedule

     (b) Reports on Form 8-K

     Form 8-K filed March 4, 1999 covering Item 5 -- Other Events and Item 7 -- Financial Statements and Exhibits regarding the status of various agreements with Hicks, Muse & Co. Partners, L.P. and affiliates.

                               COHO ENERGY, INC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            COHO ENERGY, INC.
                                            (Registrant)

                                            By:     /s/ JEFFREY CLARKE
                                              ----------------------------------
                                                        Jeffrey Clarke
                                               (Chairman, President, and Chief
                                                      Executive Officer)

                                            By:  /s/ EDDIE M. LEBLANC, III
                                              ----------------------------------
                                                    Eddie M. LeBlanc, III
                                                (Sr. Vice President and Chief
                                                      Financial Officer)

Date: May 14, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-Q
(MARK ONE)
      [X]          QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                           THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1999

                                       OR

      [ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                           THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM           TO           .

                         COMMISSION FILE NUMBER 0-22576

                               COHO ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                    TEXAS                                        75-2488635
       (State or other jurisdiction of                         (IRS Employer
        incorporation or organization)                     Identification Number)

        14785 PRESTON ROAD, SUITE 860
                DALLAS, TEXAS                                      75240
   (Address of principal executive offices)                      (Zip Code)

              Registrant's telephone number, including area code:
                                 (972) 774-8300

                             ---------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes [X]          No [ ]

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                                               OUTSTANDING AT
                    CLASS                                     AUGUST 16, 1999
                    -----                                     ---------------
         Common Stock, $.01 par value                            25,603,512

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     INDEX

                                                                          PAGE
                                                                          ----
  PART I FINANCIAL INFORMATION
    Item    Financial Statements
       1.
            Report of Independent Public Accountants....................    1
            Condensed Consolidated Balance Sheets -- December 31, 1998
            and June 30, 1999...........................................    2
            Condensed Consolidated Statements of Operations -- three and
            six months ended June 30, 1998 and 1999.....................    3
            Condensed Consolidated Statements of Cash Flows -- six
            months ended June 30, 1998 and 1999.........................    4
            Notes to Condensed Consolidated Financial Statements........    5
    Item    Management's Discussion and Analysis of Financial Condition
       2.   and Results of Operations...................................    9
    Item    Quantitative and Qualitative Disclosures About Market
       3.   Risk........................................................   15

  PART II OTHER INFORMATION
    Item    Legal Proceedings...........................................   16
       1.
    Item    Changes in Securities.......................................   16
       2.
    Item    Defaults Upon Senior Securities.............................   16
       3.
    Item    Submission of Matters to a Vote of Security Holders.........   17
       4.
    Item    Other Information...........................................   17
       5.
    Item    Exhibits and Reports on Form 8-K............................   17
       6.
            ............................................................   18
    Signatures

                         PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have reviewed the accompanying condensed consolidated balance sheet of Coho Energy, Inc. and subsidiaries as of June 30, 1999 and the related condensed consolidated statements of operations for the three month and six month periods ended June 30, 1999 and the condensed statement of cash flows for the six month period ended June 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Coho Energy, Inc. and subsidiaries.

     A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Coho Energy, Inc. as of December 31, 1998 (not presented herein), and, in our report dated March 24, 1999, we expressed an unqualified opinion on that statement. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has received notice of default from its lenders under its existing bank credit facility and is in default under the terms of its 8 7/8% Senior Subordinated notes, and projects negative cash flow from operations in 1999 that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
August 16, 1999

                       COHO ENERGY, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                              DECEMBER 31     JUNE 30
                                                                 1998          1999
                                                              -----------   -----------
                                                                            (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents.................................   $   6,901     $   5,152
  Cash in escrow............................................       1,505         1,350
  Accounts receivable, principally trade....................       9,960         7,931
  Other current assets......................................         948         1,885
                                                               ---------     ---------
                                                                  19,314        16,318
PROPERTY AND EQUIPMENT, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 3)..................................................     324,574       318,404
OTHER ASSETS................................................       6,180         5,706
                                                               ---------     ---------
                                                               $ 350,068     $ 340,428
                                                               =========     =========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable, principally trade.......................   $   5,577     $   1,862
  Accrued liabilities and other payables....................       6,656         6,053
  Accrued interest..........................................       7,302        16,461
  Accrued state income taxes payable........................       4,045         4,012
  Current portion of long term debt (note 4)................     384,031       388,672
                                                               ---------     ---------
                                                                 407,611       417,060
LONG TERM DEBT, excluding current portion...................          --            --
DEFERRED INCOME TAXES.......................................          --            --
                                                               ---------     ---------
                                                                 407,611       417,060
                                                               ---------     ---------
COMMITMENTS AND CONTINGENCIES (note 6)......................       3,700         3,700
SHAREHOLDERS' EQUITY
  Preferred stock, par value $0.01 per share
     Authorized 10,000,000 shares, none issued..............
  Common stock, par value $0.01 per share
     Authorized 50,000,000 shares
     Issued and outstanding 25,603,512 shares...............         256           256
  Additional paid-in capital................................     137,812       137,812
  Retained deficit..........................................    (199,311)     (218,400)
                                                               ---------     ---------
          Total shareholders' equity........................     (61,243)      (80,332)
                                                               ---------     ---------
                                                               $ 350,068     $ 340,428
                                                               =========     =========

     See accompanying Notes to Condensed Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                      SIX MONTHS ENDED     THREE MONTHS ENDED
                                                           JUNE 30               JUNE 30
                                                     -------------------   -------------------
                                                       1998       1999       1998       1999
                                                     --------   --------   --------   --------
OPERATING REVENUES
  Net crude oil and natural gas production.........  $ 39,290   $ 21,128   $ 18,147   $ 12,161
                                                     --------   --------   --------   --------
OPERATING EXPENSES
  Crude oil and natural gas production.............    12,584      7,744      6,171      4,257
  Taxes on oil and gas production..................     1,884        923        882        637
  General and administrative (note 3)..............     3,315      5,386      1,175      2,659
  State income tax penalties.......................        --      1,002         --      1,002
  Reorganization costs.............................        --      1,775         --      1,478
  Depletion and depreciation.......................    15,019      6,772      7,225      3,178
  Writedown of crude oil and natural gas
     properties....................................    73,000         --     41,000         --
                                                     --------   --------   --------   --------
          Total operating expenses.................   105,802     23,602     56,453     13,211
                                                     --------   --------   --------   --------
OPERATING LOSS.....................................   (66,512)    (2,474)   (38,306)    (1,050)
                                                     --------   --------   --------   --------
OTHER INCOME AND EXPENSES
  Interest and other income........................       118        186         72         97
  Interest expense.................................   (15,964)   (16,801)    (8,155)    (9,149)
                                                     --------   --------   --------   --------
                                                      (15,846)   (16,615)    (8,083)    (9,052)
                                                     --------   --------   --------   --------
LOSS FROM OPERATIONS BEFORE INCOME TAXES...........   (82,358)   (19,089)   (46,389)   (10,102)
INCOME TAX BENEFIT.................................   (18,446)        --     (4,778)        --
                                                     --------   --------   --------   --------
NET LOSS...........................................  $(63,912)  $(19,089)  $(41,611)  $(10,102)
                                                     ========   ========   ========   ========
BASIC LOSS PER COMMON SHARE (note 5)...............  $  (2.50)  $   (.75)  $  (1.63)  $   (.40)
                                                     ========   ========   ========   ========
DILUTED LOSS PER COMMON SHARE (note 5).............  $  (2.50)  $   (.75)  $  (1.63)  $   (.40)
                                                     ========   ========   ========   ========

     See accompanying Notes to Condensed Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                    JUNE 30
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(63,912)  $(19,089)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depletion and depreciation.............................    15,019      6,772
     Writedown of crude oil and natural gas properties......    73,000         --
     Deferred income taxes benefit..........................   (18,488)        --
     Amortization of debt issue costs and other.............       417        520
  Changes in operating assets and liabilities:
     Accounts receivable and other assets...................    (6,230)     1,257
     Accounts payable and accrued liabilities...............       187      6,425
                                                              --------   --------
Net cash used in operating activities.......................        (7)    (4,115)
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment....................................   (41,046)      (602)
  Changes in accounts payable and accrued liabilities
     related to exploration and development.................       630     (1,616)
                                                              --------   --------
Net cash used in investing activities.......................   (40,416)    (2,218)
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in long term debt................................    38,056      4,600
  Repayment of long term debt...............................       (21)       (16)
                                                              --------   --------
Net cash provided by financing activities...................    38,035      4,584
                                                              --------   --------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................    (2,388)    (1,749)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     3,817      6,901
                                                              --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  1,429   $  5,152
                                                              ========   ========
CASH PAID DURING THE PERIOD FOR:
     Interest...............................................  $ 16,016   $  7,058
     Income taxes...........................................  $     19   $     33

     See accompanying Notes to Condensed Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 1999
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  General

     The accompanying condensed consolidated financial statements of Coho Energy, Inc. (the "Company") have been prepared without audit, in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all disclosures normally required by generally accepted accounting principles or those normally made in annual reports on Form 10-K. All material adjustments, consisting only of normal recurring accruals, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods, have been made. The results of operations for the six month period ended June 30, 1999, are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements should be read in conjunction with the notes to the financial statements, which are included as part of the Company's annual report on Form 10-K for the year ended December 31, 1998.

2. FUTURE OPERATIONS

     The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Due to production declines and a continued period of depressed prices from December 1997 through the first quarter of 1999, the Company generated an operating loss of $185 million for the year ended December 31, 1998, including a writedown of its oil and gas properties of $188 million, and an operating loss of $2.5 million for the six months ended June 30, 1999.

     Additionally, as discussed in Note 4, the Company received notice of default in March 1999 from its lenders under its existing bank credit facility (the "Revolving Credit Facility") because the Company was unable to cure an over advance position of $89.6 million due to the reduction of its borrowing base as a result of the depressed crude oil and natural gas prices. Additionally, the Company did not make the April 15, 1999 interest payment of approximately $6.7 million due on its 8 7/8% Senior Subordinated Notes ("Senior Notes") and has received written notice of acceleration from certain Senior Note holders due to the default. Although the lenders under the existing bank credit facility have not accelerated the full principal amount outstanding of $239.6 million as of June 30, 1999, all amounts outstanding under these facilities as of June 30, 1999 have been classified as current maturities because the Company is currently unable to cure the defaults within the required terms of the related agreements. On July 30, 1999, the lenders under the Revolving Credit Facility notified the Company of an increase in the Company's borrowing base from $150 million to $170 million, thereby reducing the over advance position to $69.6 million.

     The Company is exploring its alternatives to resolve its current liquidity problems, including (a) the current defaults under the existing bank credit facility and Senior Notes, (b) the potential acceleration of all amounts due under its existing bank credit facility, (c) the acceleration of the Senior Notes, and (d) inadequate cash flow from operations to support past due and accruing interest due on the bank credit facility and on the Senior Notes or to meet other accrued liabilities as they become due. The alternatives available to the Company include, but are not limited to, the conversion of a portion or all of the Senior Notes to equity, raising additional equity and/or refinancing the Company's existing bank credit facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund repairs on and the continued development of the Company's properties. The Company is also evaluating cost reduction programs to enhance cash flow from operations. There can be no assurance that the Company will be successful in resolving its liquidity problems through the alternatives set forth above and may seek protection under Chapter 11 of the United States Bankruptcy Code while pursuing its other financing and/or

                       COHO ENERGY, INC. AND SUBSIDIARIES
reorganization alternatives. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     The Company has incurred approximately $1.8 million in reorganization costs during the first six months of 1999 which relate to professional fees for consultants and attorneys assisting in the negotiations associated with financing and/or reorganization alternatives.

     The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts (including $318.4 million in net property, plant and equipment) or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional equity and/or the refinancing of the Company's existing bank credit facility and the conversion of a portion or all of the Senior Notes to equity.

3. PROPERTY AND EQUIPMENT

                                                              DECEMBER 31    JUNE 30
                                                                 1998         1999
                                                              -----------   ---------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...   $ 678,547    $ 679,148
Accumulated depletion and depreciation......................    (353,973)    (360,744)
                                                               ---------    ---------
                                                               $ 324,574    $ 318,404
                                                               =========    =========

     Overhead expenditures capitalized totaled $2,768,000 and $-0- for the six month periods ended June 30, 1998 and 1999, respectively. Such charges are capitalized in accordance with the accounting policies of the Company. Due to the cessation of exploration and development of crude oil and natural gas reserves in 1998, all overhead expenditures incurred during 1999 have been charged to general and administrative expense.

     During the six months ended June 30, 1998 and 1999, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     Unproved crude oil and natural gas properties totalling $58,854,000 and $60,136,000 at December 31, 1998 and June 30, 1999, respectively, were excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion during the next three to five years.

4. LONG-TERM DEBT

     On February 22, 1999, the Company was informed by the lenders under the Company's Revolving Credit Facility that its borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. The Company was unable to cure the over advance as required by the Revolving Credit Facility by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess,
(b) prepaying, without premium or penalty, such excess plus accrued interest or
(c) paying the first of five equal monthly installments to repay the over advance. The Company has received written notice from the lenders under the Revolving Credit Facility that it is in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company was unable to pay the second, third, fourth and fifth installments, which were due at the beginning of April, May, June and July 1999, respectively, and has been unable to make interest payments when due, although the Company has made aggregate interest payments of $2.4 million during March, April and May 1999. As a result of the payment defaults, advances under the Revolving Credit Facility bear interest at the prime rate and the past due installments to repay the over advance and the past due interest payments bear interest at the default interest rate of prime plus 4%. Although the lenders have not accelerated the full amount outstanding under the Revolving Credit Facility,

                       COHO ENERGY, INC. AND SUBSIDIARIES
the outstanding advances of $239.6 million as of June 30, 1999 have been reclassified to current maturities because the Company is currently unable to cure the default within the required terms. The Company is continuing its discussions with the lenders under the Revolving Credit Facility in an attempt to restructure this repayment schedule so that the Company can continue to pursue alternative arrangements. The total arrearage related to the installment payments due on the over advance and past due interest was approximately $76.5 million as of June 30, 1999, including approximately $4.8 million of past due interest and $71.7 million related to installments due on the over advance. On July 30, 1999, the lenders under the Revolving Credit Facility notified the Company of an increase in the Company's borrowing base from $150 million to $170 million, thereby reducing the over advance position to $69.6 million.

     The Restated Credit Agreement contains certain financial and other covenants including, among other covenants, (i) the maintenance of minimum amounts of shareholders' equity, (ii) maintenance of minimum ratios of cash flow to interest expense as well as current assets to current liabilities, (iii) limitations on the Company's ability to incur additional debt, and (iv) restrictions on the payment of dividends. At June 30, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current assets to current liabilities covenants.

     The Company did not pay the April 15, 1999 interest payment of $6.7 million due on its Senior Notes and currently is in default under the terms of the Senior Notes Indenture (the "Indenture"). Under the Indenture, the trustee under the Indenture by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes by written notice to the trustee and the Company, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. On May 19, 1999, the Company received a written notice of acceleration from two holders of the Senior Notes, which own in excess of 25% in principal amount of the outstanding Senior Notes. Both the accelerated principal and the past due interest payment now bear interest at the default rate of 9.875% (1% in excess of the stated rate for the Senior Notes). All amounts outstanding under the Senior Notes as of June 30, 1999 have been classified as current maturities.

5. EARNINGS PER SHARE

     Basic earnings per share ("EPS") have been calculated based on the weighted average number of shares outstanding for the three and six month periods ended June 30, 1998 and 1999 of 25,603,512. Diluted EPS have been calculated based on the weighted average number of shares outstanding (including common shares plus, when their effect is dilutive, common stock equivalents consisting of stock options and warrants) for the three and six month periods ended June 30, 1998 and 1999 of 25,603,512. In 1998 and 1999, conversion of stock options and warrants would have been anti-dilutive and, therefore, was not considered in diluted EPS.

6. COMMITMENTS AND CONTINGENCIES

     On April 15, 1999, the Company was unable to make the $6.7 million interest payment due to the holders of the Senior Notes, as discussed in Note 4. As a result, on May 19, 1999 two of the holders of the Senior Notes filed a lawsuit against the Company and each subsidiary of the Company that is a guarantor of the Senior Notes. The Company is currently contesting that claim because certain procedures for seeking remedies under the Indenture were not followed.

     The Company is a defendant in various legal proceedings and claims which arise in the normal course of business. Based on discussions with legal counsel, the Company does not believe that the ultimate resolution of such actions will have a significant effect on the Company's financial position and results of operations.

                       COHO ENERGY, INC. AND SUBSIDIARIES

     Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal and state environmental regulations governing emissions into the atmosphere, waste water discharges, solid and hazardous waste management activities and site restoration and abandonment activities. The Company does not believe that any potential liability, in excess of amounts already provided for, would have a significant effect on the Company's financial position; however, an unfavorable outcome could have a material adverse effect on the current year financial position and results of operations.

     During June 1999, the Company extended its Anaguid permit in Tunisia, North Africa through June 2001. The Company has committed to drill two wells during this two year period.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Condensed Consolidated Financial Statements and notes thereto included elsewhere herein.

  General

     The Company seeks to acquire controlling interests in underdeveloped crude oil and natural gas properties and attempts to maximize reserves and production from such properties through relatively low-risk activities such as development drilling, multiple completions, recompletions, workovers, enhancement of production facilities and secondary recovery projects. The Company's only operating revenues are crude oil and natural gas sales with crude oil sales representing approximately 87% of production revenues and natural gas sales representing approximately 13% of production revenues during the six months ended June 30, 1999 compared to 77% from crude oil sales and 23% from natural gas sales during the same period in 1998.

     The Company's crude oil and natural gas production decreased in the first six months of 1999 due to the sale of the Monroe field gas properties in December 1998 and due to overall production declines on the Company's operated properties as discussed under "Results of Operations -- Operating Revenues." Average net daily barrel of oil equivalent ("BOE") production was 10,310 BOE for the six months ended June 30, 1999 as compared to 18,667 BOE for the same period in 1998. For purposes of determining BOE herein, natural gas is converted to barrels ("Bbl") on a 6 thousand cubic feet ("Mcf") to 1 Bbl basis.

  Liquidity and Capital Resources

     Capital Sources. For the six months ended June 30, 1999, cash flow used in operating activities was $4.1 million compared with cash flow used in operating activities of $7,000 for the same period in 1998. Operating revenues, net of lease operating expenses, production taxes and general and administrative expenses, decreased $14.4 million during the first six months of 1999 from the first six months of 1998, primarily due to a 45% decline in production on a BOE basis between comparable periods and price decreases between such comparable periods of 1% and 8% for crude oil and natural gas, respectively. In addition, due to the cessation of exploration and development of crude oil and natural gas reserves, no overhead expenditures were capitalized during the first six months of 1999 compared to $2.8 million of capitalized overhead during the comparable period in 1998. The company also incurred costs totaling $2.8 million in 1999 related to state income tax penalties and reorganization costs. Changes in operating assets and liabilities provided $7.7 million of cash for operating activities for the six months ended June 30, 1999, primarily due to increases in accrued interest payable and accrued tax penalties payable and due to decreases in working interest receivables, partially offset by decreases in accrued capital expenditures and trade payables. See "Results of Operations" for a discussion of operating results.

     As discussed more fully under "Results of Operations", operating revenues declined during 1998 and the first half of 1999 due to crude oil and natural gas price declines. Additionally, the Company's crude oil and natural gas production has declined from an average of 18,667 BOE per day during the first six months of 1998 to 10,310 BOE per day during the first six months of 1999. This decline is due to the sale of the Monroe field gas properties in December 1998, which contributed approximately 2,800 BOE per day during the first six months of 1998, and due to overall production declines on the Company's operated properties in Oklahoma and Mississippi as a result of the decrease and ultimate cessation of well repair work and drilling activity during the last five months of 1998 and the first four months of 1999 and the Company halting production on wells which were uneconomical due to depressed crude oil prices. The Company utilized $883,000 of working capital provided by operations to perform well repair work in May, June and July 1999 to return some of the shut-in wells to production because crude oil prices began to improve in the second quarter of 1999. The Company intends to use available working capital, if any, generated from improved prices and improved production to fund further well repairs and some well recompletions to stabilize and improve production. Despite the recent rises in prices and the recent repair work, the Company does not anticipate a significant improvement in production over the production in the first six months of 1999 until substantial additional funds are available for well repairs and additional development activity.

     Based on the June 1999 production level of approximately 10,000 BOE per day and the average price received in June 1999 of approximately $14.63 per barrel of crude oil and $2.03 per Mcf of natural gas, the Company's operating revenues are adequate to cover lease operating expenses, production taxes and general and administrative expenses but are not sufficient to cover past due interest or interest accruing on the Senior Notes or on the borrowings under the Revolving Credit Facility. See "-- Future Operations".

     At June 30, 1999, the Company had a working capital deficit of $400.7 million primarily due to the reclassification of all long term debt to current maturities as discussed below. See "-- Future Operations".

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that the Company's borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. Under the terms of the Revolving Credit Facility, the Company was required to cure the over advance amount by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess, (b) prepaying, without premium or penalty, such excess plus accrued interest or (c) paying the first of five equal monthly installments to repay the over advance. The Company was unable to cure the over advance as required by the Revolving Credit Facility and has received written notice from the lenders that it is in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company was unable to pay the second, third, fourth and fifth installments which were due at the beginning of April, May, June and July 1999, respectively, and has been unable to make interest payments when due, although the Company has made aggregate interest payments of approximately $2.4 million during March, April and May 1999. As a result of the payment defaults, advances under the Revolving Credit Facility bear interest at the prime rate and the past due installments to repay the over advance and the past due interest payments bear interest at the default interest rate of prime plus 4%. Although the lenders have not accelerated the full amount outstanding under the Revolving Credit Facility, the outstanding advances of $239.6 million as of June 30, 1999 have been reclassified to current maturities because the Company is currently unable to cure the default within the required terms. The Company is continuing its discussions with the lenders under the Revolving Credit Facility in an attempt to restructure this repayment schedule so that the Company can continue to pursue alternative arrangements. The total arrearage related to the installment payments due on the over advance and past due interest was approximately $76.5 million as of June 30, 1999, including approximately $4.8 million of past due interest and $71.7 million related to installments due on the over advance. On July 30, 1999, the lenders under the Revolving Credit Facility notified the Company of an increase in the Company's borrowing base from $150 million to $170 million, thereby reducing the over advance position to $69.6 million. See "-- Future Operations".

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($108 million plus 50% of accumulated consolidated net income beginning in 1998 for the cumulative period excluding adjustments for any writedown of property, plant and equipment, plus 75% of the cash proceeds of any sales of capital stock of the Company), (ii) maintenance of minimum ratios of cash flow to interest expense (1.5:1) as well as current assets (including unused borrowing base) to current liabilities (1:1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At June 30, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current asset to current liability covenants.

     The Company did not pay the April 15, 1999 interest payment of approximately $6.7 million due on its Senior Notes and currently is in default under the terms of the Senior Notes Indenture. Under the Indenture, the trustee under the Indenture by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes by written notice to the trustee and the Company, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. On May 19, 1999, the Company received a written notice of acceleration from two holders of the Senior Notes, which own in excess of 25% in principal amount of the outstanding Senior Notes. Both the accelerated principal and the past due interest payment now bear interest at the default rate of 9.875% (1% in excess of the stated rate for the Senior Notes). All amounts outstanding under the Senior Notes as of June 30, 1999 have been classified as current maturities.

     The Company did not pay approximately $4 million in Louisiana state income taxes which were due on April 15, 1999, related to the gain on the December 1998 sale of the Monroe gas field. The past due taxes bear interest at 1.25% per month and accrue a monthly penalty of 10% not to exceed 25% of the taxes due. The maximum penalty of $1.0 million has been expensed during the second quarter of 1999.

     Future Operations. The Company is exploring its alternatives to resolve its current liquidity problems, including (a) the current defaults under the Revolving Credit Facility and Senior Notes, (b) the potential acceleration of all amounts due under the Revolving Credit Facility, (c) the acceleration of the Senior Notes, and (d) inadequate cash flow from operations to support past due and accruing interest due on the Revolving Credit Facility and on the Senior Notes or to meet other accrued liabilities as they become due. The alternatives available to the Company include, but are not limited to, the conversion of a portion or all of the $150 million of the Senior Notes to equity, raising additional equity and/or refinancing the Company's Revolving Credit Facility to make overdue principal and interest payments on its indebtedness and to provide additional capital to fund repairs on and the continued development of the Company's properties. The Company is also evaluating cost reduction programs to enhance cash flow from operations. There can be no assurance that the Company will be successful in resolving its liquidity problems through the alternatives set forth above and may seek protection under Chapter 11 of the United States Bankruptcy Code while it is pursuing other financing and/or reorganization alternatives. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     Capital Expenditures. During the first six months of 1999, the Company incurred capital expenditures of $602,000 compared with $41.0 million for the first six months of 1998. The Company has ceased substantially all of its capital projects in 1999 due to its liquidity problems discussed above. No general and administrative costs associated with the Company's exploration and development activities were capitalized for the first half of 1999, compared with $2.8 million of capitalized costs for the first half of 1998.

     The Company has commenced drilling an exploratory well on its Anaguid permit in Tunisia, North Africa. Pursuant to the Anaguid permit, the Company was obligated to drill this well by June 1999 or it would incur a liability of approximately $4 million for the unfulfilled drilling commitments. The Company's estimated net cost to drill is approximately $2.0 million and the Company's net carrying cost for its investment in the Anaguid permit, which is carried in a separate full cost pool from the Company's properties located in the United States, was approximately $5.8 million as of March 31, 1999. The Company has not entered into any other capital commitments in 1999 due to its liquidity problems discussed above.

                             RESULTS OF OPERATIONS

                                                         SIX MONTHS ENDED    THREE MONTHS ENDED
                                                              JUNE 30              JUNE 30
                                                         -----------------   -------------------
                                                          1998      1999       1998       1999
                                                         -------   -------   --------   --------
SELECTED OPERATING DATA
Production
  Crude Oil (Bbl/day)..................................   14,617     8,984    14,568      8,236
  Natural Gas (Mcf/day)................................   24,300     7,954    23,782      8,069
  BOE (Bbl/day)........................................   18,667    10,310    18,532      9,581
Average Sales Prices
  Crude Oil per Bbl....................................  $ 11.38   $ 11.30   $ 10.42    $ 14.21
  Natural Gas per Mcf..................................     2.09      1.92      2.00       2.07
Other
  Production costs per BOE(1)..........................     4.28      4.64      4.18       5.61
  Depletion per BOE....................................     4.45      3.63      4.28       3.65
Production revenues (in thousands)
  Crude Oil............................................   30,095    18,367    13,813     10,648
  Natural Gas..........................................    9,195     2,761     4,334      1,513
                                                         -------   -------   -------    -------
                                                         $39,290   $21,128   $18,147    $12,161
                                                         =======   =======   =======    =======

---------------

(1) Includes lease operating expenses and production taxes.

     Operating Revenues. During the first six months of 1999, production revenues decreased 46% to $21.1 million as compared to $39.3 million for the same period in 1998. This decrease was due to a 39% decrease in crude oil production and a 67% decrease in natural gas production, and decreases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 1% and 8%, respectively. For the three months ended June 30, 1999, production revenue decreased 33% to $12.1 million as compared to $18.1 million for the same period in 1998. This decrease was principally due to a 43% decrease in crude oil production and a 66% decrease in natural gas production, partially offset by increases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 36% and 4%, respectively.

     The 67% decrease in daily natural gas production during the first six months of 1999 is primarily due to the December 1998 sale of the Monroe field gas properties which accounted for 69% of the Company's natural gas production during the first half of 1998. The 39% decrease in daily crude oil production during the first six months of 1999 is due to overall production declines in the operated Mississippi and Oklahoma properties. Due to the Company's capital constraints in conjunction with the decline in crude oil prices during 1998, the Company significantly reduced both minor and major well repairs and drilling activity on its operated properties during the last five months of 1998, ceased all well repairs and drilling activity in December 1998 and halted production on wells which were uneconomical due to depressed crude oil prices, all of which contributed to overall production declines. The Company utilized working capital provided by operations to perform well repair work in May, June and July 1999 to return some of the shut-in wells to production because crude oil prices began to improve in the second quarter of 1999. The Company intends to use available working capital, if any, generated from improved prices and improved production to fund further well repairs and some well recompletions to stabilize and improve production. Despite the recent rises in prices and the recent repair work, the Company does not anticipate a significant improvement in production over the production in the first six months of 1999 until substantial additional funds are available for well repairs and additional development activity.

     Average crude oil prices, including hedging gains and losses, decreased 1% during the first six months of 1999 compared to the same period in 1998. Crude oil prices increased 36% in the second quarter of 1999 as compared to the second quarter of 1998, which substantially offset the lower crude oil prices received in the first quarter of 1999 as compared to the first quarter of 1998. During the first quarter of 1999, substantially all of the Company's crude oil was sold under contracts which were keyed off of posted crude oil prices. Beginning in April 1999, the Company entered into a new crude oil contract for substantially all of its Oklahoma crude oil which is now keyed off of the NYMEX price, which should result in a net increase in the Company's realized price. The posted price for the Company's crude oil averaged $12.71 per Bbl for the six months ended June 30, 1999, a 3% increase from the average posted price of $12.36 per Bbl experienced in the first six months of 1998. The price per Bbl received by the Company is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price. The Company's overall average crude oil prices per Bbl were $8.81 and $14.21 in the first and second quarters of 1999, respectively, which represented discounts of 33% and 20% to the average New York Mercantile Exchange ("NYMEX") prices for such quarters.

     The realized price for the Company's natural gas, including hedging gains and losses, decreased 8% from $2.09 per Mcf in the first six months of 1998 to $1.92 per Mcf in the first six months of 1999, due to a lack of cold weather and market volatility. Natural gas prices increased 4% in the second quarter of 1999 as compared to the second quarter of 1998, which partially offset the lower gas prices received in the first quarter of 1999 as compared to the first quarter of 1998.

     Production revenues for the six months ended June 30, 1998 and 1999 included no crude oil hedging gains or losses. Production revenues in 1999 included no natural gas hedging gains or losses compared to natural gas hedging gains of $466,000 ($0.11 per Mcf) for the same period in 1998. Any gain or loss on the Company's crude oil hedging transactions is determined as the difference between the contract price and the average closing price for West Texas Intermediate ("WTI") on the NYMEX for the contract period. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual sales price received for the Company's crude oil and natural gas. At June 30, 1999, the Company has no natural gas or crude oil production hedged and there were no deferred or unrealized hedging gains or losses.

     Expenses. Production expenses (including production taxes) were $8.7 million for the first six months of 1999 compared to $14.5 million for the first six months of 1998 and $4.9 million for the second quarter of 1999 compared to $7.1 million for the same period in 1998. The decrease in expenses for the comparable six month and three month periods is primarily due to decreased production, decreased production taxes and improved operating efficiencies. On a BOE basis, production costs increased 8% to $4.64 per BOE in 1999 compared to $4.28 per BOE in 1998 for the six month periods and increased 34% to $5.61 per BOE in 1999 compared to $4.18 per BOE in 1998 for the three month periods. On a BOE basis, the 34% increase in production costs over the second quarter of 1998 is primarily due to $883,000 of well repair work performed to return shut-in wells to production. Additionally, on a BOE basis during the second quarter of 1999, severance taxes increased 38% over the same period last year due to higher price realization. The current well repair work represents an accumulation of projects because the Company had ceased substantially all well repair work in December 1998 due to depressed oil prices. Under normal operating conditions these costs would be spread throughout the year and would not normally impact quarterly results as significantly as when the costs are concentrated in a short period of time. The Company intends to continue well repair work in the third quarter of 1999 to stabilize production and operating expenses are expected to remain high until all shut in production is brought back on stream.

     General and administrative costs increased $2.1 million or 62% between the comparable six month periods and increased $1.5 million or 126% between the comparable three month periods. These increases are primarily due to the expensing of all salaries and other general and administrative costs associated with exploration and development activities during the first half of 1999 as compared to the capitalization of $2.8 million of such cost in the first half of 1998 partially offset by cost reductions associated with the Monroe field sale and reductions in estimated franchise tax accruals as a result of the Company's losses in 1998. The increase for the comparable three month periods is significantly larger than the increase for the comparable six month periods because approximately $1.8 million of operator overhead charges related to the Oklahoma properties for the first and second quarters of 1998 were all recorded as a reduction in general and administrative costs in the second quarter of 1998 when such billing information became available. Although the Company has made additional cost reductions, such reductions have been offset by decreases in cost recoveries from working interest owners due to a decrease in well activity.

     State income tax penalties of $1.0 million for the six month and three month periods ended June 30, 1999 relate to approximately $4 million in Louisiana state income taxes which were due on April 15, 1999, related to the gain on the December 1998 sale of the Monroe gas field. The past due taxes accrued the maximum penalty of 25% of the taxes due during the second quarter of 1999.

     Reorganization costs of $1.8 million for the six months ended June 30, 1999 relate to professional fees for consultants and attorneys assisting in the negotiations associated with financing and/or reorganization alternatives.

     Interest expense increased 5% for the six month period ended June 30, 1999 compared to the same period in 1998 primarily as a result of past due installments and past due interest payments relating to the Revolving Credit Facility bearing a higher interest rate of prime plus 4% and the accelerated principal outstanding under the Senior Notes and the past due interest payment bearing a higher interest rate of 1% over the stated rate.

     Depletion and depreciation expense decreased 55% to $6.8 million for the six months ended June 30, 1999 from $15.0 million for the comparable period in 1998 and decreased 56% to $3.2 million for the three months ended June 30, 1999 from $7.2 million for the comparable period in 1998. These decreases are the result of decreased production volumes and decreased rates per BOE, which decreased to $3.63 in 1999 from $4.45 for the comparable six month period in 1998 and decreased to $3.65 in 1999 from $4.28 for the comparable three month period in 1998. The rates per BOE decreased substantially due to the writedowns of crude oil and natural gas properties during 1998.

     In accordance with generally accepted accounting principles, at a point in time coinciding with the quarterly and annual reporting periods, the Company must test the carrying value of its crude oil and natural gas properties, net of related deferred taxes, against a calculated amount based on estimated reserve volumes valued at then current realized prices held flat for the life of the properties discounted at 10% per annum plus the lower of cost or estimated fair value of unproved properties (the "cost center ceiling"). At March 31, 1998 and June 30, 1998, the carrying values exceeded the cost center ceilings, resulting in non-cash writedowns of the crude oil and natural gas properties of $32 million and $41 million, respectively. These writedowns resulted from the declines in crude oil prices in the first and second quarters of 1998. No such writedowns were required at March 31, 1999 or June 30, 1999.

     Due to the factors discussed above, the Company's net losses for the three and six months ended June 30, 1999 were $10.1 million and $19.1 million, respectively, as compared to net losses of $41.6 million and $63.9 million, respectively, for the same periods in 1998. The 1998 losses include first and second quarter writedowns of the crude oil and natural gas properties of $32 million and $41 million, respectively.

  Year 2000 Issue

     The Company, like other businesses, is facing the Year 2000 issue. Many computer systems and equipment with embedded chips or processors use only two digits to represent the calendar year. This could result in computational or operational errors because date sensitive systems will recognize the year 2000 as 1900 or not at all. This inability to recognize or properly treat the year 2000 may cause systems to process critical financial and operational information incorrectly.

     State of Readiness. The Company has divided its Year 2000 review into five separate elements: accounting computer systems, network infrastructure, desktop computers at corporate headquarters, field operational systems and major suppliers and purchasers. The Company has completed its Year 2000 review and remediation with respect to the first three elements and has determined that accounting computer systems, network infrastructure and desktop computers at the corporate headquarters are Year 2000 compliant.

     The Company is continuing its review of field operational systems. All networks and communications systems and infrastructure in the field are now compliant. Upgrades on the production reporting system for

Year 2000 compliance are completed and implementation is in its final phase. Desktop computers in the field are 100% compliant; however the field monitoring equipment in the Company's Oklahoma division was found to be non-compliant. Quotes for all needed upgrades have been received and are being analyzed, and the Oklahoma division is expected to be compliant by the fourth quarter of 1999. The Company estimates that it is 100% complete with its review and is 85% complete with its remediation of field operational systems and expects to have complete Year 2000 certification in this element by the fourth quarter of 1999.

     The Company is concurrently reviewing Year 2000 compliance of major suppliers and purchasers. The Company has contacted its major suppliers and purchasers by letter and has asked for a written response from them describing their Year 2000 readiness efforts. To date, the Company has not identified any material problems associated with the Year 2000 readiness efforts of its major suppliers and purchasers. The Company estimates that it is 40% complete with its review of major suppliers and purchasers. Though some suppliers and purchasers have not yet completed their Year 2000 readiness efforts, the Company expects to be substantially complete with its Year 2000 certification for this element during the fourth quarter of 1999.

     In addition, the Company is currently working on a contingency plan that addresses potential Year 2000 problems both within the Company and with major suppliers and purchasers of the Company. The Company anticipates that the contingency plan will be in place by the fourth quarter of 1999.

     Cost. The Company began its Year 2000 Program in 1997, and has incorporated its preparations into its normal equipment upgrade cycle. As a result, the historical cost of the Company's Year 2000 efforts to date has not been material. Management does not estimate future expenditures related to the Year 2000 to be material.

     Risks. The Company believes that it is taking all reasonable steps to ensure Year 2000 readiness. Its ability to meet the projected goals, including the costs of addressing the Year 2000 issue and the dates upon which compliance will be attained, depends on the Year 2000 readiness of its key suppliers and customers and the successful development and implementation of contingency plans. Although these and other unanticipated Year 2000 issues could have an adverse effect on the results of operations or financial condition of the Company, it is not possible to estimate the extent of impact at this time, since the contingency plans are still under development.

     ALL STATEMENTS REGARDING YEAR 2000 MATTERS CONTAINED IN THIS QUARTERLY REPORT ON FORM 10-Q ARE "YEAR 2000 READINESS DISCLOSURES" WITHIN THE MEANING OF THE YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company utilizes financial instruments which inherently have some degree of market risk. The primary sources of market risk include fluctuations in commodity prices and interest rate fluctuations.

  Price Fluctuations

     The Company's result of operations are highly dependent upon the prices received for crude oil and natural gas production. The Company has entered, and expects to continue to enter, into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. At June 30, 1999, the Company was not a party to any forward sale agreements or other arrangements. It is unlikely that the Company will be able to enter into any forward sales agreements or other similar arrangements until it remedies its current liquidity problems because of the associated credit risks of the counterparty to such agreements. See "Item
2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Interest Rate Risk

     Total debt as of June 30, 1999, included $239.6 million of floating-rate debt attributed to bank credit facility borrowings. As a result, the Company's annual interest cost in 1999 will fluctuate based on short-term interest rates. Additionally, due to the current payment defaults under the bank credit facility discussed under

"Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations", the past due installments to repay the $89.6 million over advance and the past due interest payments will bear interest at the default interest rate of prime plus 4%. The impact on annual cash flow of a ten percent change in the floating interest rate (approximately 78 basis points) would be approximately $1.9 million assuming outstanding debt of $239.6 million throughout the year.

     Total debt as of June 30, 1999, also included $149 million (net of $900,000 of unamortized original issue discount) of fixed rate Senior Notes with an estimated fair market value of $76.5 million based on quoted prices from market sources.

     The Company is in default under its bank credit facility and is in default under its Senior Notes Indenture. See "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

                           PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     On May 19, 1999 PPM America Special Investments CBO II, L.P., and PPM America Special Investments Fund, L.P., two holders of the Senior Notes, filed a lawsuit against the Company and each subsidiary of the Company that is a guarantor of the Senior Notes in the Supreme Court of the State of New York alleging breach of contract, for failure to make the April 15, 1999 interest payment due on the Senior Notes. The plaintiffs are asking for payment of the principal amount of their notes, plus interest and attorneys fees, in accordance with a notice of acceleration sent to the Company on May 19, 1999. The Company is currently contesting that claim because certain procedures for seeking remedies under the Senior Note Indenture were not followed.

     On May 27, 1999, the Company filed a lawsuit against HM4 Coho L.P. ("HM4") and affiliated persons in the District Court of Dallas County, Texas. The lawsuit alleges (1) breach of the written contract terminated by HM4 in December 1998, (2) breach of the oral agreements reached with HM4 on the restructured transaction in February 1999 and (3) promissory estoppel. In the lawsuit, the Company seeks monetary damages of approximately $500 million. The lawsuit is currently in the discovery stages. While the Company believes that the lawsuit has merit and that the actions of HM4 in December 1998 and February 1999 were the primary cause of the Company's current liquidity crisis, there can be no assurances as to the outcome of this litigation.

ITEM 2. CHANGES IN SECURITIES

     None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that the Company's borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. Under the terms of the Revolving Credit Facility, the Company was required to cure the over advance amount by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess, (b) prepaying, without premium or penalty, such excess plus accrued interest or (c) paying the first of five equal monthly installments to repay the over advance. The Company was unable to cure the over advance as required by the Revolving Credit Facility by March 2, 1999. The Company has received written notice from the lenders under the Revolving Credit Facility that it is in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company was unable to pay the second, third, fourth and fifth installments, which were due at the beginning of April, May, June and July 1999, respectively, and has been unable to make interest payments when due, although the Company has made aggregate interest payments of $2.4 million during March, April and May 1999. As a result of the payment defaults, advances under the Revolving Credit Facility will bear interest at the prime rate and the past due installments to repay the over advance and the past due interest payments will bear interest at the default interest rate of prime plus 4%. Although the lenders have not accelerated the full amount outstanding under the Revolving Credit Facility, the outstanding advances of $239.6 million as of June 30, 1999 have been reclassified to current maturities because the Company is currently unable to cure the default within the required terms. The Company is continuing its discussions with the lenders under the Revolving Credit Facility in an attempt to restructure this repayment schedule so that the Company can continue to pursue alternative arrangements. The total arrearage related to the installment payments due on the over advance and past due interest was approximately $76.5 million as of June 30, 1999, including approximately $4.8 million of past due interest and $71.7 million related to installments due on the over advance. On July 30, 1999, the lenders under the Revolving Credit Facility notified the Company of an increase in the Company's borrowing base from $150 million to $170 million, thereby reducing the over advance position to $69.6 million.

     The Company's bank credit facility contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($108 million plus 50% of accumulated consolidated net income beginning in 1998 for the cumulative period excluding adjustments for any writedown of property, plant and equipment, plus 75% of the cash proceeds of any sales of capital stock of the Company), (ii) maintenance of minimum ratios of cash flow to interest expense (1.5:1) as well as current assets (including unused borrowing base) to current liabilities (1:1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At June 30, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current asset to current liability covenants.

     The Company did not pay the April 15, 1999 interest payment of approximately $6.7 million due on its Senior Notes and currently is in default under the terms of the Senior Notes Indenture. Under the Indenture, the trustee under the Indenture by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes by written notice to the trustee and the Company, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. On May 19, 1999, the Company received a written notice of acceleration from two holders of the Senior Notes, which own in excess of 25% in principal amount of the outstanding Senior Notes. Both the accelerated principal and the past due interest payment now bear interest at the default rate of 9.875% (1% in excess of the stated rate for the Senior Notes). All amounts outstanding under the Senior Notes as of June 30, 1999 have been classified as current maturities.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

ITEM 5. OTHER INFORMATION

     None

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

         27              -- Financial Data Schedule
         99.1            -- Amoco and Coho Resources Crude Call Agreement

     (b) Reports on Form 8-K

     None

                               COHO ENERGY, INC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            COHO ENERGY, INC.
                                            (Registrant)

                                            By:     /s/ JEFFREY CLARKE
                                              ----------------------------------
                                                        Jeffrey Clarke
                                               (Chairman, President, and Chief
                                                      Executive Officer)

                                            By:  /s/ EDDIE M. LEBLANC, III
                                              ----------------------------------
                                                    Eddie M. LeBlanc, III
                                                (Sr. Vice President and Chief
                                                      Financial Officer)

Date: August 16, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             ---------------------

                                   FORM 10-Q
(MARK ONE)

      [X]       QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1999
                                       OR
      [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM           TO           .
                         COMMISSION FILE NUMBER 0-22576

                               COHO ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                    TEXAS                                        75-2488635
       (State or other jurisdiction of                         (IRS Employer
        incorporation or organization)                     Identification Number)
        14785 PRESTON ROAD, SUITE 860
                DALLAS, TEXAS                                      75240
   (Address of principal executive offices)                      (Zip Code)

              Registrant's Telephone Number, Including Area Code:
                                 (972) 774-8300

                             ---------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                            Yes [X]          No [ ]
     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                                               OUTSTANDING AT
                    CLASS                                    NOVEMBER 12, 1999
                    -----                                   --------------------
         Common Stock, $.01 par value                            25,603,512

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     INDEX

                                                              PAGE
                                                              ----
PART I FINANCIAL INFORMATION
  Item 1. Financial Statements
          Report of Independent Public Accountants..........    1
          Condensed Consolidated Balance Sheets -- December     2
          31, 1998 and September 30, 1999...................
          Condensed Consolidated Statements of                  3
          Operations -- three and nine months ended
          September 30, 1998 and 1999.......................
          Condensed Consolidated Statements of Cash             4
          Flows -- nine months ended September 30, 1998 and
          1999..............................................
          Notes to Condensed Consolidated Financial             5
     Statements.............................................
  Item 2. Management's Discussion and Analysis of Financial    10
          Condition and Results of Operations...............
  Item 3. Quantitative and Qualitative Disclosures About       17
     Market Risk............................................

PART II OTHER INFORMATION
  Item 1. Legal Proceedings.................................   19
  Item 2. Changes in Securities.............................   19
  Item 3. Defaults Upon Senior Securities...................   19
  Item 4. Submission of Matters to a Vote of Security          20
     Holders................................................
  Item 5. Other Information.................................   20
  Item 6. Exhibits and Reports on Form 8-K..................   20
  Signatures................................................   21

                         PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have reviewed the accompanying condensed consolidated balance sheet of Coho Energy, Inc. and subsidiaries (debtor-in-possession) as of September 30, 1999 and the related condensed consolidated statements of operations for the three month and nine month periods ended September 30, 1999 and the condensed consolidated statement of cash flows for the nine month period ended September 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Coho Energy, Inc. and subsidiaries (debtor-in-possession).

     A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Coho Energy, Inc. and subsidiaries (debtor-in-possession) as of December 31, 1998 (not presented herein), and, in our report dated March 24, 1999, we expressed an unqualified opinion on that statement. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses from operations, has received notice of default from its lenders under its existing bank credit facility and is in default under the terms of its 8 7/8% Senior Subordinated Notes, and projects negative cash flow from operations in 1999. In addition, as described in Note 2 to the accompanying financial statements, in August 1999 the Company filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. These matters, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters, including its intent to file a plan of reorganization that will be acceptable to the Court and the Company's creditors, are also described in Note 2. In the event a plan of reorganization is accepted, continuation of the business thereafter is dependent on the Company's ability to achieve successful future operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
November 12, 1999

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                     CONDENSED CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                              DECEMBER 31   SEPTEMBER 30
                                                                 1998           1999
                                                              -----------   ------------
                                                                            (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents.................................   $   6,901     $  10,138
  Cash in escrow............................................       1,505            77
  Accounts receivable, principally trade....................       9,960        10,200
  Other current assets......................................         948         1,684
                                                               ---------     ---------
                                                                  19,314        22,099
PROPERTY AND EQUIPMENT, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 3)..................................................     324,574       313,924
OTHER ASSETS................................................       6,180         5,543
                                                               ---------     ---------
                                                               $ 350,068     $ 341,566
                                                               =========     =========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES NOT SUBJECT TO COMPROMISE:
  CURRENT LIABILITIES
     Accounts payable, principally trade....................   $   5,577     $     549
     Accrued liabilities and other payables.................       6,656         2,592
     Accrued interest.......................................       7,302         3,139
     Accrued state income taxes payable.....................       4,045            --
     Current portion of long term debt (note 4).............     384,031            --
                                                               ---------     ---------
          Total current liabilities.........................     407,611         6,280
LIABILITIES SUBJECT TO COMPROMISE:
     Accounts payable, principally trade....................          --         4,235
     Accrued liabilities and other payables.................          --         4,216
     Accrued interest.......................................          --        21,379
     Accrued state income taxes payable.....................          --         4,136
     Current portion of long term debt (note 4).............          --       388,685
                                                               ---------     ---------
          Total liabilities subject to compromise...........          --       422,651
                                                               ---------     ---------
                                                                 407,611       428,931
                                                               ---------     ---------
COMMITMENTS AND CONTINGENCIES (note 6)......................       3,700         3,700
SHAREHOLDERS' EQUITY
  Preferred stock, par value $0.01 per share
     Authorized 10,000,000 shares, none issued
  Common stock, par value $0.01 per share
     Authorized 50,000,000 shares
     Issued and outstanding 25,603,512 shares...............         256           256
  Additional paid-in capital................................     137,812       137,812
  Retained deficit..........................................    (199,311)     (229,133)
                                                               ---------     ---------
          Total shareholders' equity........................     (61,243)      (91,065)
                                                               ---------     ---------
                                                               $ 350,068     $ 341,566
                                                               =========     =========

     See accompanying Notes to Condensed Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                         SEPTEMBER 30         SEPTEMBER 30
                                                      ------------------   -------------------
                                                       1998       1999       1998       1999
                                                      -------   --------   --------   --------
OPERATING REVENUES
  Net crude oil and natural gas production..........  $16,539   $ 16,829   $ 55,829   $ 37,957
                                                      -------   --------   --------   --------
OPERATING EXPENSES
  Crude oil and natural gas production..............    5,698      5,456     18,282     13,200
  Taxes on oil and gas production...................      844        940      2,728      1,863
  General and administrative (note 3)...............    1,437      2,188      4,752      7,574
  State income tax penalties........................       --         46         --      1,048
  Depletion and depreciation........................    7,216      3,441     22,235     10,213
  Writedown of crude oil and natural gas
     properties.....................................       --      5,433     73,000      5,433
                                                      -------   --------   --------   --------
          Total operating expenses..................   15,195     17,504    120,997     39,331
                                                      -------   --------   --------   --------
OPERATING INCOME (LOSS).............................    1,344       (675)   (65,168)    (1,374)
                                                      -------   --------   --------   --------
OTHER INCOME AND EXPENSES
  Interest and other income.........................       50         55        168        241
  Interest expense (note 4).........................   (8,548)    (9,229)   (24,512)   (26,030)
                                                      -------   --------   --------   --------
                                                       (8,498)    (9,174)   (24,344)   (25,789)
                                                      -------   --------   --------   --------
LOSS FROM OPERATIONS BEFORE REORGANIZATION COSTS AND
  INCOME TAXES......................................   (7,154)    (9,849)   (89,512)   (27,163)
REORGANIZATION COSTS................................       --        910         --      2,685
                                                      -------   --------   --------   --------
LOSS FROM OPERATIONS BEFORE INCOME TAXES............   (7,154)   (10,759)   (89,512)   (29,848)
INCOME TAX EXPENSE (BENEFIT)........................       14        (26)   (18,432)       (26)
                                                      -------   --------   --------   --------
NET LOSS............................................  $(7,168)  $(10,733)  $(71,080)  $(29,822)
                                                      =======   ========   ========   ========
BASIC LOSS PER COMMON SHARE (note 5)................  $ (0.28)  $  (0.41)  $  (2.78)  $  (1.16)
                                                      =======   ========   ========   ========
DILUTED LOSS PER COMMON SHARE (note 5)..............  $ (0.28)  $  (0.41)  $  (2.78)  $  (1.16)
                                                      =======   ========   ========   ========

     See accompanying Notes to Condensed Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(71,080)  $(29,822)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depletion and depreciation.............................    22,235     10,213
     Writedown of crude oil and natural gas properties......    73,000      5,433
     Deferred income tax benefit............................   (18,488)        --
     Amortization of debt issuance costs and other..........       633        679
  Changes in operating assets and liabilities:
     Accounts receivable and other assets...................    (6,855)       483
     Accounts payable and accrued liabilities...............     7,902     17,697
                                                              --------   --------
Net cash provided by operating activities...................     7,347      4,683
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment....................................   (62,464)    (4,995)
  Changes in accounts payable and accrued liabilities
     related to exploration and development.................    (1,363)    (1,031)
                                                              --------   --------
Net cash used in investing activities.......................   (63,827)    (6,026)
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in long term debt................................    54,585      4,600
  Repayment of long term debt...............................       (33)       (20)
                                                              --------   --------
Net cash provided by financing activities...................    54,552      4,580
                                                              --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    (1,928)     3,237
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     3,817      6,901
                                                              --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  1,889   $ 10,138
                                                              ========   ========
CASH PAID (RECEIVED) DURING THE PERIOD FOR:
  Interest..................................................  $ 16,364   $  8,058
  Income taxes..............................................  $     --   $     33
  Reorganization costs (includes prepayments)...............  $     --   $  3,320
  Reorganization receipts (interest income).................  $     --   $    (30)

     See accompanying Notes to Condensed Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  General

     The accompanying condensed consolidated financial statements of Coho Energy, Inc. (the "Company") and subsidiaries have been prepared without audit, in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all disclosures normally required by generally accepted accounting principles or those normally made in annual reports on Form 10-K. All material adjustments, consisting only of normal recurring accruals with the exception of the adjustments to writedown the carrying value of the crude oil and natural gas properties discussed in Note 3 below, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods, have been made. The results of operations for the nine month period ended September 30, 1999, are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements should be read in conjunction with the notes to the financial statements, which are included as part of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

2. CHAPTER 11 BANKRUPTCY

     On August 23, 1999 (the "Petition Date"), the Company and its wholly-owned subsidiaries, Coho Resources, Inc., Coho Oil & Gas, Inc., Coho Exploration, Inc., Coho Louisiana Production Company and Interstate Natural Gas Company, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code (the "Chapter 11 filing") in the U.S. District Court for the Northern District of Texas (the "Bankruptcy Court"). The Company is currently operating as a debtor-in-possession subject to the Bankruptcy Court's supervision and orders. Schedules were filed by the Company on September 21, 1999 with the Bankruptcy Court setting forth the unaudited, and in some cases estimated, assets and liabilities of the Company as of the date of the Chapter 11 filing, as shown by the Company's accounting records.

     The bankruptcy petitions were filed in order to facilitate the restructuring of the Company's long term debt and to protect the Company while it develops a solution to its capital needs with the banks, bondholders and potential investors. See Note 4. The Company anticipates proposing a plan of reorganization (the "Plan") in accordance with federal bankruptcy laws as administered by the Bankruptcy Court. The Plan is expected to set forth the means for satisfying claims, including liabilities subject to compromise, and interests in the Company. The Plan may include the issuance of common stock in exchange for debt of the Company, which could materially dilute the current equity interests. The Company is currently negotiating with its secured and unsecured creditors in an effort to reach a mutually acceptable Plan. The Plan is expected to be voted on by the Company's creditors and shareholders entitled to vote and will require approval of the Bankruptcy Court.

     The ability of the Company to effect a successful reorganization will depend, in significant part, upon the Company's ability to formulate a Plan that is approved by the Bankruptcy Court and meets the standards for plan confirmation under the U.S. Bankruptcy Code. At this time, it is not possible to predict the outcome of the bankruptcy proceedings, in general, or the effect on the business of the Company or on the interests of creditors or stockholders. The Company believes, however, that it may not be possible to satisfy in full all of the claims against the Company. As a result of the bankruptcy filing, all of the Company's liabilities incurred prior to the Petition Date, including secured debt, are subject to compromise. Pursuant to the Bankruptcy Code, payment of these liabilities may not be made except pursuant to a Plan or Bankruptcy Court approval.

     The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts (including $313.9 million in net property, plant and equipment) or the amount and

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

classification of liabilities that might result should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon confirmation of a plan of reorganization, adequate sources of capital and the ability to sustain positive results of operations and cash flows sufficient to continue to explore for and develop oil and gas reserves. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     As a result of the Chapter 11 filing, the Company has incurred and will continue to incur significant costs for professional fees as the Plan is developed. The Company has incurred approximately $2.7 million in reorganization costs during the first nine months of 1999 which relate to professional fees for consultants and attorneys assisting in the negotiations associated with financing and reorganization alternatives, partially offset by interest income earned since August 23, 1999 on accumulated cash.

     The Chapter 11 filing included the Company's wholly-owned subsidiaries Coho Resources, Inc., Coho Oil & Gas, Inc., Coho Exploration, Inc., Coho Louisiana Production Company and Interstate Natural Gas Company. The following information summarizes the combined results of operations for the Company and these subsidiaries. This information has been prepared on the same basis as the consolidated financial statements.

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1999
                                                              ------------------
Current assets..............................................       $ 21,439
Accounts receivable from affiliates.........................          3,017
Property and equipment......................................        311,495
Other assets................................................          5,515
                                                                   --------
          Total assets......................................       $341,466
                                                                   ========
Current liabilities not subject to compromise...............       $  6,180
Liabilities subject to compromise...........................        422,651
Commitments and contingencies...............................          3,700
Shareholder's equity........................................        (91,065)
                                                                   --------
                                                                   $341,466
                                                                   ========

                                                    THREE MONTHS ENDED   NINE MONTHS ENDED
                                                    SEPTEMBER 30, 1999   SEPTEMBER 30, 1999
                                                    ------------------   ------------------
Operating revenues................................       $ 16,829             $ 37,957
Operating expenses................................         12,064               33,888
Net loss..........................................        (10,733)             (29,822)

3. PROPERTY AND EQUIPMENT

                                                              DECEMBER 31   SEPTEMBER 30
                                                                 1998           1999
                                                              -----------   ------------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...   $ 678,547     $ 683,542
Accumulated depletion and depreciation......................    (353,973)     (369,618)
                                                               ---------     ---------
                                                               $ 324,574     $ 313,924
                                                               =========     =========

     Overhead expenditures capitalized totaled $4,227,000 and $-0- for the nine month periods ended September 30, 1998 and 1999, respectively. Such charges are capitalized in accordance with the accounting policies of the Company. Due to the cessation of exploration and development of crude oil and natural gas

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

reserves in 1998, all overhead expenditures incurred during 1999 have been charged to general and administrative expense.

     During the nine months ended September 30, 1998 and 1999, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     Unproved crude oil and natural gas properties totalling $58,854,000 and $56,193,000 at December 31, 1998 and September 30, 1999, respectively, were excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion during the next three to five years.

     In June 1999, the Company commenced drilling an exploratory well on its Anaguid permit in Tunisia, North Africa pursuant to its obligation under the permit. In September 1999, the Company tested the well and determined that the well would not produce sufficient quantities of crude oil to justify further completion work on the well. As a result, the Company has provided a writedown of its Tunisian properties of $5.4 million during the third quarter of 1999. Anadarko Tunisia Anaguid Company, one of the working interest owners in this permit, will be assuming responsibility as operator and plans to continue exploration of this permit. The Company's remaining carrying cost in this permit is $2.3 million associated with geological and geophysical costs that will be used for this continued exploration.

4. LONG-TERM DEBT

     On February 22, 1999, the Company was informed by the lenders under the Company's Revolving Credit Facility that its borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. The Company was unable to cure the over advance as required by the Revolving Credit Facility by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess,
(b) prepaying, without premium or penalty, such excess plus accrued interest or
(c) paying the first of five equal monthly installments to repay the over advance. The Company has received written notice from the lenders under the Revolving Credit Facility that it is in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company was unable to pay the second, third, fourth and fifth installments, which were due at the beginning of April, May, June and July 1999, respectively, and has been unable to make interest payments when due, although the Company has made aggregate interest payments of $3.4 million during March, April, May and July 1999. As a result of the payment defaults the lenders accelerated the full amount outstanding under the Revolving Credit Facility. Advances under the Revolving Credit Facility and the past due interest payments bear interest at the default interest rate of prime plus 4%. On July 30, 1999, the lenders under the Revolving Credit Facility notified the Company of an increase in the Company's borrowing base from $150 million to $170 million, thereby reducing the over advance position to $69.6 million. The outstanding advances of $239.6 million as of September 30, 1999 have been included in Liabilities Subject to Compromise as of September 30, 1999. The total arrearage related to the installment payments due on the over advance and past due interest was approximately $81.8 million as of September 30, 1999, including approximately $12.2 million of past due interest ($3.1 million included in Liabilities Not Subject to Compromise) and $69.6 million related to installments due on the over advance.

     The Restated Credit Agreement contains certain financial and other covenants including, among other covenants, (i) the maintenance of minimum amounts of shareholders' equity, (ii) maintenance of minimum ratios of cash flow to interest expense as well as current assets to current liabilities, (iii) limitations on the Company's ability to incur additional debt, and (iv) restrictions on the payment of dividends. At September 30, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current assets to current liabilities covenants.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company did not pay the April 15, 1999 interest payment of $6.7 million due on its Senior Notes and currently is in default under the terms of the Senior Notes Indenture (the "Indenture"). Under the Indenture, the trustee under the Indenture by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes by written notice to the trustee and the Company, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. On May 19, 1999, the Company received a written notice of acceleration from two holders of the Senior Notes, which own in excess of 25% in principal amount of the outstanding Senior Notes. Both the accelerated principal and the past due interest payment bore interest at the default rate of 9.875% (1% in excess of the stated rate for the Senior Notes) from the date of acceleration to the Petition Date. As a result of the Chapter 11 filing the Company has ceased accruing interest on unsecured debt, including the Senior Notes. An additional $1.6 million of Senior Note interest expense that would have been due on October 15, 1999 would have been recognized in the third quarter of 1999 if the Company had not made its Chapter 11 filing. All amounts outstanding under the Senior Notes as of September 30, 1999 have been included in Liabilities Subject to Compromise.

5. EARNINGS PER SHARE

     Basic earnings per share ("EPS") have been calculated based on the weighted average number of shares outstanding for the three and nine month periods ended September 30, 1998 and 1999 of 25,603,512. Diluted EPS have been calculated based on the weighted average number of shares outstanding (including common shares plus, when their effect is dilutive, common stock equivalents consisting of stock options and warrants) for the three and nine month periods ended September 30, 1998 and 1999 of 25,603,512. In 1998 and 1999, conversion of stock options and warrants would have been anti-dilutive and, therefore, was not considered in diluted EPS. See Note 2 for further discussion on the potential dilution of current equity interests.

6. COMMITMENTS AND CONTINGENCIES

     On April 15, 1999, the Company was unable to make the $6.7 million interest payment due to the holders of the Senior Notes, as discussed in Note 4. As a result, on May 19, 1999 two of the holders of the Senior Notes filed a lawsuit against the Company and each subsidiary of the Company that is a guarantor of the Senior Notes.

     The Company is a defendant in various legal proceedings and claims which arise in the normal course of business. Based on discussions with legal counsel, the Company does not believe that the ultimate resolution of such actions will have a significant effect on the Company's financial position and results of operations.

     Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal and state environmental regulations governing emissions into the atmosphere, waste water discharges, solid and hazardous waste management activities and site restoration and abandonment activities. The Company does not believe that any potential liability, in excess of amounts already provided for, would have a significant effect on the Company's financial position; however, an unfavorable outcome could have a material adverse effect on the current year financial position and results of operations.

     On May 27, 1999, the Company filed a lawsuit against HM4 Coho L.P. ("HM4") and affiliated persons. The lawsuit alleges (1) breach of the written contract terminated by HM4 in December 1998, (2) breach of the oral agreements reached with HM4 on the restructured transaction in February 1999 and (3) promissory estoppel. In the lawsuit, the Company seeks monetary damages of approximately $500 million. The lawsuit is currently in the discovery stages. While the Company believes that the lawsuit has merit and that the actions

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of HM4 in December 1998 and February 1999 were the primary cause of the Company's current liquidity crisis, there can be no assurance as to the outcome of this litigation.

     During June 1999, the Company extended its Anaguid permit in Tunisia, North Africa through June 2001. The Company has a commitment to drill one additional well during this two year period.

ITEM 2.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Condensed Consolidated Financial Statements and notes thereto included elsewhere herein.

  General

     The Company seeks to acquire controlling interests in underdeveloped crude oil and natural gas properties and attempts to maximize reserves and production from such properties through relatively low-risk activities such as development drilling, multiple completions, recompletions, workovers, enhancement of production facilities and secondary recovery projects. The Company's only operating revenues are crude oil and natural gas sales with crude oil sales representing approximately 88% of production revenues and natural gas sales representing approximately 12% of production revenues during the nine months ended September 30, 1999 compared to 77% from crude oil sales and 23% from natural gas sales during the same period in 1998.

     The Company's crude oil and natural gas production decreased in the first nine months of 1999 due to the sale of the Monroe field gas properties in December 1998 and due to overall production declines on the Company's operated properties as discussed under "Results of Operations -- Operating Revenues." Average net daily barrel of oil equivalent ("BOE") production was 10,311 BOE for the nine months ended September 30, 1999 as compared to 18,495 BOE for the same period in 1998. For purposes of determining BOE herein, natural gas is converted to barrels ("Bbl") on a 6 thousand cubic feet ("Mcf") to 1 Bbl basis.

  Bankruptcy Proceedings

     On August 23, 1999 (the "Petition Date"), the Company and its wholly-owned subsidiaries, Coho Resources, Inc., Coho Oil & Gas, Inc., Coho Exploration, Inc., Coho Louisiana Production Company and Interstate Natural Gas Company, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code (the "Chapter 11 filing") in the U.S. District Court for the Northern District of Texas (the "Bankruptcy Court"). The Company is currently operating as a debtor-in-possession subject to the Bankruptcy Court's supervision and orders. Schedules were filed by the Company on September 21, 1999 with the Bankruptcy Court setting forth the unaudited, and in some cases estimated, assets and liabilities of the Company as of the date of the Chapter 11 filing, as shown by the Company's accounting records.

     The bankruptcy petitions were filed in order to facilitate the restructuring of the Company's long term debt and to protect the Company while it develops a solution to its capital needs with the banks, bondholders and potential investors. The Company anticipates proposing a plan of reorganization (the "Plan") in accordance with the federal bankruptcy laws as administered by the Bankruptcy Court. The Plan is expected to set forth the means for satisfying claims, including liabilities subject to compromise, and interests in the Company. The Plan may include the issuance of common stock in exchange for debt of the Company which could materially dilute the current equity interests. The Company is currently negotiating with its secured and unsecured creditors in an effort to reach a mutually acceptable Plan. The Plan is expected to be voted on by the Company's creditors and shareholders entitled to vote and will require approval of the Bankruptcy Court.

     The ability of the Company to effect a successful reorganization will depend, in significant part, upon the Company's ability to formulate a Plan that is approved by the Bankruptcy Court and meets the standards for plan confirmation under the U.S. Bankruptcy Code. At this time, it is not possible to predict the outcome of the bankruptcy proceedings, in general, or the effect on the business of the Company or on the interests of creditors or stockholders. The Company believes, however, that it may not be possible to satisfy in full all of the claims against the Company. As a result of the bankruptcy filing, all of the Company's liabilities incurred prior to the Petition Date, including secured debt, are subject to compromise. Pursuant to the Bankruptcy Code, payment of these liabilities may not be made except pursuant to a Plan or Bankruptcy Court approval.

     The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts (including $313.9 million in net property, plant and equipment) or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon confirmation of a plan of reorganization, adequate sources of capital and the ability to sustain positive results of operations and cash flows sufficient to continue to explore for and develop oil and gas reserves. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     As a result of the Chapter 11 filing, the Company has incurred and will continue to incur significant costs for professional fees as the Plan is developed. The Company has incurred approximately $2.7 million in reorganization costs during the first nine months of 1999 which relate to professional fees for consultants and attorneys assisting in the negotiations associated with financing and reorganization alternatives, partially offset by interest income earned since August 23, 1999 on accumulated cash.

  Liquidity and Capital Resources

     Capital Sources. For the nine months ended September 30, 1999, cash flow provided by operating activities was $4.7 million compared with cash flow provided by operating activities of $7.3 million for the same period in 1998. Operating revenues, net of lease operating expenses, production taxes and general and administrative expenses, decreased $14.8 million during the first nine months of 1999 from the first nine months of 1998, primarily due to a 44% decline in production on a BOE basis between comparable periods, partially offset by price increases between such comparable periods of 26% and 7% for crude oil and natural gas, respectively. In addition, due to the cessation of exploration and development of crude oil and natural gas reserves, no overhead expenditures were capitalized during the first nine months of 1999 compared to $4.2 million of capitalized overhead during the comparable period in 1998. The Company also incurred costs totalling $3.7 million in 1999 related to state income tax penalties and reorganization costs and additional interest expense of $1.4 million in 1999 over 1998. Changes in operating assets and liabilities provided $18.2 million of cash for operating activities for the nine months ended September 30, 1999, compared to $1.0 million provided for the same period in 1998, primarily due to increases in accrued interest payable, partially offset by decreases in accrued capital expenditures and trade payables. See "Results of Operations" for a discussion of operating results.

     As discussed more fully under "Results of Operations," operating revenues declined during 1998 and the first half of 1999 due to crude oil and natural gas price declines. Additionally, the Company's crude oil and natural gas production has declined from an average of 18,495 BOE per day during the first nine months of 1998 to 10,311 BOE per day during the first nine months of 1999. This decline is due to the sale of the Monroe field gas properties in December 1998, which contributed approximately 2,776 BOE per day during the first nine months of 1998. Further, the Company experienced overall production declines on the Company's operated properties in Oklahoma and Mississippi as a result of the decrease and ultimate cessation of well repair work and drilling activity during the last five months of 1998 and the first four months of 1999 and the halting of production on wells which were uneconomical due to depressed crude oil prices. Due to the improvement in crude oil prices during the second and third quarters of 1999, the Company started performing well repair work in May 1999 to return some of the shut-in wells to production. During the period May 1999 through September 1999, the Company utilized $2.4 million of working capital to perform such well repair work. The Company intends, subject to Bankruptcy Court approval, to continue to use available working capital, if any, generated from improved prices and improved production to fund further well repairs and some well recompletions to stabilize production. Despite the recent rises in prices and the recent repair work, the Company does not anticipate a significant improvement in production over the production in the first nine months of 1999 until substantial additional funds are available for well repairs and additional development activity.

     Based on the September 1999 production level of approximately 11,000 BOE per day and the average price received in September 1999 of approximately $19.93 per barrel of crude oil and $2.83 per Mcf of natural gas, the Company's operating revenues are adequate to cover lease operating expenses, production taxes, general and administrative expenses and current interest accruing on the borrowings under the Revolving Credit Facility but are not sufficient to cover past due interest on the Senior Notes or on the borrowings under the Revolving Credit Facility.

     Working capital, before Liabilities Subject to Compromise, was $15.8 million at September 30, 1999 compared to a working capital deficit of $383.3 million at December 31, 1998. The increase in working capital relates to several factors. Cash balances on hand increased from $6.9 million at December 31, 1998 to $10.1 million at September 30, 1999. The increase in cash occurred as a result of the Chapter 11 filing and reductions in spending pursuant to limitations imposed by the Bankruptcy Court. Accounts receivable balances increased as a result of higher crude oil and natural gas sales receivable, partially offset by decreases in working interest receivables. Other current assets increased primarily due to the payment of retainer fees to professionals in association with the Company's Chapter 11 filing. Current liabilities decreased from $407.6 million at December 31, 1998 to $6.3 million at September 30, 1999 primarily due to the reclassification of $422.7 million of prepetition liabilities to Liabilities Subject to Compromise as a result of the Chapter 11 filing.

     Subsequent to the Petition Date, the Company has filed three motions with the Bankruptcy Court to seek the use of the bank group's cash collateral in on-going operations. Since August 26, 1999, the Company has been operating under three interim orders authorizing the use of cash collateral as approved by the Bankruptcy Court. The Company is currently operating under the Third Interim Cash Collateral Order Authorizing the Use of Cash Collateral which was approved by the Bankruptcy Court on November 9, 1999. Pursuant to these orders, the Company may pay for ordinary course of business goods and services incurred after August 23, 1999 that are within the court approved budgets attached to each order. Any expenditure that is outside the ordinary course of business or that is not reflected in the approved budgets must be specifically authorized by the Bankruptcy Court. The Company has accumulated, as of September 30, 1999, $4.1 million in cash since the Petition Date that can be used for operations pursuant to the terms of the cash collateral orders.

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that the Company's borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. Under the terms of the Revolving Credit Facility, the Company was required to cure the over advance amount by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess, (b) prepaying, without premium or penalty, such excess plus accrued interest or (c) paying the first of five equal monthly installments to repay the over advance. The Company was unable to cure the over advance as required by the Revolving Credit Facility and has received written notice from the lenders that it is in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company was unable to pay the second, third, fourth and fifth installments which were due at the beginning of April, May, June and July 1999, respectively, and has been unable to make interest payments when due, although the Company has made aggregate interest payments of approximately $3.4 million during March, April, May and July 1999. As a result of the payment defaults, the lenders accelerated the full amount outstanding under the Revolving Credit Facility. Advances under the Revolving Credit Facility and the past due interest payments bear interest at the default interest rate of prime plus 4%. On July 30, 1999, the lenders under the Revolving Credit Facility notified the Company of an increase in the Company's borrowing base from $150 million to $170 million, thereby reducing the over advance position to $69.6 million. Due to the default, the outstanding advances of $239.6 million have been included in Liabilities Subject to Compromise as of September 30, 1999. The total arrearage related to the installment payments due on the over advance and past due interest was approximately $81.8 million as of September 30, 1999, including approximately $12.2 million of past due interest ($3.1 million included in Liabilities Not Subject to Compromise) and $69.6 million related to installments due on the over advance.

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($108 million plus 50% of accumulated consolidated net income beginning in 1998 for the cumulative period excluding adjustments for any writedown of property, plant and equipment, plus 75% of the cash proceeds of any sales of capital stock of the Company), (ii) maintenance of minimum ratios of cash flow to interest expense (1.5:1) as well as current assets (including unused borrowing base) to current liabilities (1:1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At September 30, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current asset to current liability covenants.

     The Company did not pay the April 15, 1999 interest payment of approximately $6.7 million due on its Senior Notes and currently is in default under the terms of the Senior Notes Indenture. Under the Indenture, the trustee under the Indenture by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes by written notice to the trustee and the Company, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. On May 19, 1999, the Company received a written notice of acceleration from two holders of the Senior Notes, which own in excess of 25% in principal amount of the outstanding Senior Notes. Both the accelerated principal and the past due interest payment bore interest at the default rate of 9.875% (1% in excess of the stated rate for the Senior Notes) from the date of acceleration to the Petition Date. As a result of the Chapter 11 filing the Company has ceased accruing interest on unsecured debt, including the Senior Notes. An additional $1.6 million of Senior Note interest expense that would have been due on October 15, 1999 would have been recognized in the third quarter of 1999 if the Company had not made its Chapter 11 filing. All amounts outstanding under the Senior Notes as of September 30, 1999 have been included in Liabilities Subject to Compromise.

     The Company did not pay approximately $4 million in Louisiana state income taxes which were due on April 15, 1999, related to the gain on the December 1998 sale of the Monroe gas field. The past due taxes accrue a monthly penalty of 10% not to exceed 25% of the taxes due. The maximum penalty of $1.0 million was expensed during the second and third quarters of 1999.

     Capital Expenditures. During the first nine months of 1999, the Company incurred capital expenditures of $5.0 million compared with $62.5 million for the first nine months of 1998. The Company has ceased substantially all of its capital projects in 1999 due to its liquidity problems and the Chapter 11 filing as discussed above. No general and administrative costs associated with the Company's exploration and development activities were capitalized for the first nine months of 1999, compared with $4.2 million of capitalized costs for the first nine months of 1998.

  Results of Operations

                                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                                            SEPTEMBER 30         SEPTEMBER 30
                                                         -------------------   -----------------
                                                           1998       1999      1998      1999
                                                         --------   --------   -------   -------
Selected Operating Data
Production
  Crude Oil (Bbl/day)..................................   14,271      9,190     14,501     9,054
  Natural Gas (Mcf/day)................................   23,310      6,744     23,966     7,547
  BOE (Bbl/day)........................................   18,156     10,314     18,495    10,311
Average Sales Prices
  Crude Oil per Bbl....................................  $  9.67    $ 18.00    $ 10.81   $ 13.59
  Natural Gas per Mcf..................................  $  1.79    $  2.60    $  1.99   $  2.12
Other
  Production costs per BOE(1)..........................  $  3.92    $  6.74    $  4.16   $  5.35
  Depletion per BOE....................................  $  4.32    $  3.63    $  4.40   $  3.63
Production revenues (in thousands)
  Crude Oil............................................  $12,690    $15,219    $42,785   $33,586
  Natural Gas..........................................    3,849      1,610     13,044     4,370
                                                         -------    -------    -------   -------
                                                         $16,539    $16,829    $55,829   $37,957
                                                         =======    =======    =======   =======

---------------

(1) Includes lease operating expenses and production taxes.

     Operating Revenues. During the first nine months of 1999, production revenues decreased 32% to $38.0 million as compared to $55.8 million for the same period in 1998. This decrease was due to a 38% decrease in crude oil production and a 69% decrease in natural gas production, partially offset by increases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 26% and 7%, respectively. For the three months ended September 30, 1999, production revenue increased 2% to $16.8 million as compared to $16.5 million for the same period in 1998. This increase was principally due to increases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 86% and 45%, respectively, partially offset by a 36% decrease in crude oil production and a 71% decrease in natural gas production.

     The 69% decrease in daily natural gas production during the first nine months of 1999 is primarily due to the December 1998 sale of the Monroe field gas properties which accounted for 69% of the Company's natural gas production during the first nine months of 1998. The 38% decrease in daily crude oil production during the first nine months of 1999 is due to overall production declines in the operated Mississippi and Oklahoma properties. Due to the Company's capital constraints in conjunction with the decline in crude oil prices during 1998, the Company significantly reduced both minor and major well repairs and drilling activity on its operated properties during the last five months of 1998, ceased all well repairs and drilling activity in December 1998 and halted production on wells which were uneconomical due to depressed crude oil prices, all of which contributed to overall production declines. In response to improved crude oil prices in the second quarter of 1999, since May 1999 the Company has been utilizing working capital provided by operations to perform well repair work to return some of the shut-in wells to production. The Company intends, subject to Bankruptcy Court approval, to continue to use available working capital, if any, generated from improved prices and improved production to fund further well repairs and some well recompletions to stabilize production. Despite the recent rises in prices and the recent repair work, the Company does not anticipate a significant improvement in production over the production in the first nine months of 1999 until substantial additional funds are available for well repairs and additional development activity.

     Average crude oil prices, including hedging gains and losses, increased 26% during the first nine months of 1999 compared to the same period in 1998. Crude oil prices increased 86% in the third quarter of 1999 as compared to the third quarter of 1998, which offset the lower crude oil prices received in the first quarter of 1999 as compared to the first quarter of 1998. During the first quarter of 1999, substantially all of the Company's crude oil was sold under contracts which were keyed off of posted crude oil prices. Beginning in April 1999, the Company entered into a new crude oil contract for substantially all of its Oklahoma crude oil which is now keyed off of the New York Mercantile Exchange ("NYMEX") price, which should result in a net increase in the Company's realized price. The posted price for the Company's crude oil averaged $14.80 per Bbl for the nine months ended September 30, 1999, a 24% increase from the average posted price of $11.92 per Bbl experienced in the first nine months of 1998. The price per Bbl received by the Company is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price. The Company's overall average crude oil prices per Bbl were $8.81, $14.21 and $18.00, in the first, second and third quarters of 1999, respectively, which represented discounts of 33%, 20% and 18% to the average NYMEX prices for such quarters.

     The realized price for the Company's natural gas, including hedging gains and losses, increased 7% from $1.99 per Mcf in the first nine months of 1998 to $2.12 per Mcf in the first nine months of 1999, due to an increase in demand. Natural gas prices increased 45% in the third quarter of 1999 as compared to the third quarter of 1998, which offset the lower gas prices received in the first quarter of 1999 as compared to the first quarter of 1998.

     Production revenues for the nine months ended September 30, 1998 and 1999 included no crude oil hedging gains or losses. Production revenues in 1999 included no natural gas hedging gains or losses compared to natural gas hedging gains of $488,000 ($0.10 per Mcf) for the same period in 1998. Any gain or loss on the Company's crude oil hedging transactions is determined as the difference between the contract price and the average closing price for West Texas Intermediate ("WTI") on the NYMEX for the contract period. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual sales price received for the Company's crude oil and natural gas. At September 30, 1999, the Company had no natural gas or crude oil production hedged and there were no deferred or unrealized hedging gains or losses.

     Expenses. Production expenses (including production taxes) were $15.1 million for the first nine months of 1999 compared to $21.0 million for the first nine months of 1998 and $6.4 million for the third quarter of 1999 compared to $6.5 million for the same period in 1998. The decrease in expenses for the comparable nine month periods is primarily due to decreased production and decreased production taxes. The decrease in expenses for the comparable three month periods is due to decreased production, partially offset by increased production taxes. On a BOE basis, production costs increased 29% to $5.35 per BOE in 1999 compared to $4.16 per BOE in 1998 for the nine month periods and increased 72% to $6.74 per BOE in 1999 compared to $3.92 per BOE in 1998 for the three month periods. On a BOE basis, the 72% increase in production costs over the third quarter of 1998 is primarily due to $2.4 million of well repair work performed to return shut-in wells to production. Additionally, on a BOE basis during the third quarter of 1999, severance taxes increased 94% over the same period last year due to higher price realization. The current well repair work represents an accumulation of projects because the Company had ceased substantially all well repair work in December 1998 due to depressed oil prices. Under normal operating conditions these costs would be spread throughout the year and would not normally impact quarterly results as significantly as when the costs are concentrated in a short period of time. The Company intends, subject to Bankruptcy Court approval, to continue well repair work in the fourth quarter of 1999 to stabilize production. In addition, operating expenses are expected to remain high until all shut-in production has been restored.

     General and administrative costs increased $2.8 million or 59% between the comparable nine month periods and increased $751,000 or 52% between the comparable three month periods. These increases are primarily due to the expensing of all salaries and other general and administrative costs associated with exploration and development activities during the first nine months of 1999 as compared to the capitalization of $4.2 million of such costs in the first nine months of 1998. General and administrative costs, excluding capitalization of administrative costs associated with exploration and development activities, decreased $1.4 million or 16% between the comparable nine month periods and decreased $708,000 or 24% between the comparable three month periods. These decreases are primarily due to cost reductions associated with the Monroe field sale, reductions in estimated franchise tax accruals as a result of the Company's losses in 1998, and reductions in professional fees and general corporate costs, partially offset by decreases in cost recoveries from working interest owners due to a decrease in well activity.

     State income tax penalties of $1.0 million for the nine months ended September 30, 1999 relate to approximately $4 million in Louisiana state income taxes which were due on April 15, 1999, related to the gain on the December 1998 sale of the Monroe gas field. The past due taxes accrued the maximum penalty of 25% of the taxes due during the second and third quarters of 1999.

     Reorganization costs of $2.7 million for the nine months ended September 30, 1999 relate to professional fees for consultants and attorneys assisting in the negotiations associated with financing and reorganization alternatives and are partially offset by interest income earned since the Petition Date on accumulated cash.

     Interest expense increased 6% for the nine month period ended September 30, 1999 compared to the same period in 1998 primarily as a result of higher interest rates due to payment defaults and debt acceleration, partially offset by the discontinuance of interest expense accruals on the Company's unsecured debt. On August 24, 1999, the Company discontinued the accrual of interest on unsecured debt as a result of the Chapter 11 filing. Approximately $1.7 million of additional interest expense, including $1.6 million of Senior Note interest that would have been due on October 15, 1999, would have been recognized by the Company for the third quarter of 1999 if not for the discontinuation of such interest expense accruals.

     Depletion and depreciation expense decreased 54% to $10.2 million for the nine months ended September 30, 1999 from $22.2 million for the comparable period in 1998 and decreased 52% to $3.4 million for the three months ended September 30, 1999 from $7.2 million for the comparable period in 1998. These decreases are the result of decreased production volumes and decreased rates per BOE, which decreased to $3.63 in 1999 from $4.40 for the comparable nine month period in 1998 and decreased to $3.63 in 1999 from

$4.32 for the comparable three month period in 1998. The rates per BOE decreased substantially due to the writedowns of crude oil and natural gas properties during 1998.

     In accordance with generally accepted accounting principles, at a point in time coinciding with the quarterly and annual reporting periods, the Company must test the carrying value of its crude oil and natural gas properties, net of related deferred taxes, against a calculated amount based on estimated reserve volumes valued at then current realized prices held flat for the life of the properties discounted at 10% per annum plus the lower of cost or estimated fair value of unproved properties (the "cost center ceiling"). At March 31, 1998 and June 30, 1998, the carrying values related to the United States properties exceeded the cost center ceilings, resulting in non-cash writedowns of the crude oil and natural gas properties of $32 million and $41 million, respectively. These writedowns resulted from the declines in crude oil prices in the first and second quarters of 1998. No such writedowns were required on the United States properties at September 30, 1998, March 31, 1999, June 30, 1999 or September 30, 1999.

     In June 1999, the Company commenced drilling an exploratory well on its Anaguid permit in Tunisia, North Africa pursuant to its obligation under the permit. In September 1999, the Company tested the well and determined that the well would not produce sufficient quantities of crude oil to justify further completion work on the well. As a result, the Company has provided a writedown of its Tunisian properties of $5.4 million during the third quarter of 1999. Anadarko Tunisia Anaguid Company, one of the working interest owners in this permit, will be assuming responsibility as operator and plans to continue exploration of this permit. The Company's remaining carrying cost in this permit is $2.3 million associated with geological and geophysical costs that will be used for this continued exploration.

     Due to the factors discussed above, the Company's net losses for the three and nine months ended September 30, 1999 were $10.7 million and $29.8 million, respectively, as compared to net losses of $7.2 million and $71.1 million, respectively, for the same periods in 1998. The 1999 losses include a third quarter writedown of the Tunisian oil and natural gas properties of $5.4 million and the 1998 losses include first and second quarter writedowns of the United States crude oil and natural gas properties of $32 million and $41 million, respectively.

  Year 2000 Issue

     The Company, like other businesses, is facing the Year 2000 issue. Many computer systems and equipment with embedded chips or processors use only two digits to represent the calendar year. This could result in computational or operational errors because date sensitive systems will recognize the year 2000 as 1900 or not at all. This inability to recognize or properly treat the year 2000 may cause systems to process critical financial and operational information incorrectly.

     State of Readiness. The Company has divided its Year 2000 review into five separate elements: accounting computer systems, network infrastructure, desktop computers at corporate headquarters, field operational systems and major suppliers and purchasers. The Company has completed its Year 2000 review and remediation with respect to the first three elements and has determined that accounting computer systems, network infrastructure and desktop computers at the corporate headquarters are Year 2000 compliant.

     The Company is continuing its review of field operational systems. All networks and communications systems and infrastructure in the field are now compliant. Upgrades on the production reporting system for Year 2000 compliance are completed and implementation is in its final phase. Desktop computers in the field are 100% compliant; however the field monitoring equipment in the Company's Oklahoma division was found to be non-compliant. The program to update the field monitoring equipment is currently in its implementation phase and the Oklahoma division is expected to be compliant during the fourth quarter of 1999. The Company estimates that it is 100% complete with its review and is 90% complete with its remediation of field operational systems and expects to have complete Year 2000 certification in this element during the fourth quarter of 1999.

     The Company is concurrently reviewing Year 2000 compliance of major suppliers and purchasers. The Company has contacted its major suppliers and purchasers by letter and has asked for a written response from them describing their Year 2000 readiness efforts. To date, the Company has not identified any material problems associated with the Year 2000 readiness efforts of its major suppliers and purchasers. The Company estimates that it is 70% complete with its review of major suppliers and purchasers. Though some suppliers and purchasers have not yet completed their Year 2000 readiness efforts, the Company expects to be substantially complete with its Year 2000 certification for this element during the fourth quarter of 1999.

     In addition, the Company is currently working on a contingency plan that addresses potential Year 2000 problems both within the Company and with major suppliers and purchasers of the Company. The Company anticipates that the contingency plan will be in place during the fourth quarter of 1999.

     Cost. The Company began its Year 2000 Program in 1997, and has incorporated its preparations into its normal equipment upgrade cycle. As a result, the historical cost of the Company's Year 2000 efforts to date has not been material. Management does not estimate future expenditures related to the Year 2000 issue to be material.

     Risks. The Company believes that it is taking all reasonable steps to ensure Year 2000 readiness. Its ability to meet the projected goals, including the costs of addressing the Year 2000 issue and the dates upon which compliance will be attained, depends on the Year 2000 readiness of its key suppliers and customers and the successful development and implementation of contingency plans. Although these and other unanticipated Year 2000 issues could have an adverse effect on the results of operations or financial condition of the Company, it is not possible to estimate the extent of the impact at this time, since the contingency plans are still under development.

     ALL STATEMENTS REGARDING YEAR 2000 MATTERS CONTAINED IN THIS QUARTERLY REPORT ON FORM 10-Q ARE "YEAR 2000 READINESS DISCLOSURES" WITHIN THE MEANING OF THE YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company utilizes financial instruments which inherently have some degree of market risk. The primary sources of market risk include fluctuations in commodity prices and interest rate fluctuations.

  Price Fluctuations

     The Company's result of operations are highly dependent upon the prices received for crude oil and natural gas production. The Company has entered, and expects to continue to enter, into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. At September 30, 1999, the Company was not a party to any forward sale agreements or other arrangements. It is unlikely that the Company will be able to enter into any forward sales agreements or other similar arrangements until it remedies its current liquidity problems because of the associated credit risks of the counterparty to such agreements. See "Item
2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Interest Rate Risk

     Total debt as of September 30, 1999, included $239.6 million of floating-rate debt attributed to bank credit facility borrowings. As a result, the Company's annual interest cost in 1999 will fluctuate based on short-term interest rates. Additionally, due to the current payment defaults under the bank credit facility discussed under "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations", the bank credit facility borrowings and the past due interest payments will bear interest at the default interest rate of prime plus 4%. The impact on annual cash flow of a ten percent change in the floating interest rate (approximately 80 basis points) would be approximately $1.9 million assuming outstanding debt of $239.6 million throughout the year.

     Total debt as of September 30, 1999, also included $149 million (net of $900,000 of unamortized original issue discount) of fixed rate Senior Notes with an estimated fair market value of $76.5 million based on quoted prices from market sources.

     The Company is in default under its bank credit facility and is in default under its Senior Notes Indenture. See "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

                           PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     On August 23, 1999, the Company and its wholly-owned subsidiaries, Coho Resources, Inc., Coho Oil & Gas, Inc., Coho Exploration, Inc., Coho Louisiana Production Company and Interstate Natural Gas Company, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. District Court for the Northern District of Texas. The Company is currently operating as a debtor-in-possession subject to the Bankruptcy Court's supervision and orders. Schedules were filed by the Company on September 21, 1999 with the Bankruptcy Court setting forth the unaudited, and in some cases estimated, assets and liabilities of the Company as of the date of the Chapter 11 filing, as shown by the Company's accounting records.

     The bankruptcy petitions were filed in order to facilitate the restructuring of the Company's long term debt and to protect the Company while it develops a solution to its capital needs with the banks, bondholders and potential investors. The Company anticipates proposing a Plan in accordance with the federal bankruptcy laws as administered by the Bankruptcy Court. The Plan is expected to set forth the means for satisfying claims, including liabilities subject to compromise, and interests in the Company. The Plan may include the issuance of common stock in exchange for debt of the Company which could materially dilute the current equity interests. The Company is currently negotiating with its secured and unsecured creditors in an effort to reach a mutually acceptable Plan. The Plan is expected to be voted on by the Company's creditors and shareholders entitled to vote and will require approval of the Bankruptcy Court. See "Part I. Financial Information -- Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Bankruptcy Proceeding" and "Liquidity and Capital Resources."

ITEM 2. CHANGES IN SECURITIES

     None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     On February 22, 1999, the Company was informed by the lenders under the Revolving Credit Facility that the Company's borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. Under the terms of the Revolving Credit Facility, the Company was required to cure the over advance amount by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess, (b) prepaying, without premium or penalty, such excess plus accrued interest or (c) paying the first of five equal monthly installments to repay the over advance. The Company was unable to cure the over advance as required by the Revolving Credit Facility and has received written notice from the lenders that it is in default under the terms of the Revolving Credit Facility and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company was unable to pay the second, third, fourth and fifth installments which were due at the beginning of April, May, June and July 1999, respectively, and has been unable to make interest payments when due, although the Company has made aggregate interest payments of approximately $3.4 million during March, April, May and July 1999. As a result of the payment defaults, the lenders accelerated the full amount outstanding under the Revolving Credit Facility. Advances under the Revolving Credit Facility and the past due interest payments bear interest at the default interest rate of prime plus 4%. On July 30, 1999, the lenders under the Revolving Credit Facility notified the Company of an increase in the Company's borrowing base from $150 million to $170 million, thereby reducing the over advance position to $69.6 million. Due to the default, the outstanding advances of $239.6 million have been included in Liabilities Subject to Compromise as of September 30, 1999. The total arrearage related to the installment payments due on the over advance and past due interest was approximately $81.8 million as of September 30, 1999, including approximately $12.2 million of past due interest ($3.1 million included in Liabilities Not Subject to Compromise) and $69.6 million related to installments due on the over advance.

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($108 million plus 50% of accumulated consolidated net income beginning in 1998 for the cumulative period excluding adjustments for any writedown of property, plant and equipment, plus 75% of the cash proceeds of any sales of capital stock of the Company), (ii) maintenance of minimum ratios of cash flow to interest expense (1.5:1) as well as current assets (including unused borrowing base) to current liabilities (1:1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends.

     At September 30, 1999, the Company was not in compliance with the minimum shareholders' equity, cash flow to interest expense and current asset to current liability covenants.

     The Company did not pay the April 15, 1999 interest payment of approximately $6.7 million due on its Senior Notes and currently is in default under the terms of the Senior Notes Indenture. Under the Indenture, the trustee under the Indenture by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Senior Notes by written notice to the trustee and the Company, may declare the principal and accrued interest on all the Senior Notes due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Senior Notes so long as any required payments due on the Revolving Credit Facility remain outstanding and have not been cured or waived. On May 19, 1999, the Company received a written notice of acceleration from two holders of the Senior Notes, which own in excess of 25% in principal amount of the outstanding Senior Notes. Both the accelerated principal and the past due interest payment bore interest at the default rate of 9.875% (1% in excess of the stated rate for the Senior Notes) from the date of acceleration to the Petition Date. As a result of the Chapter 11 filing the Company has ceased accruing interest on unsecured debt, including the Senior Notes. An additional $1.6 million of Senior Note interest expense that would have been due on October 15, 1999 would have been recognized in the third quarter of 1999 if the Company had not made its Chapter 11 filing. All amounts outstanding under the Senior Notes as of September 30, 1999 have been included in Liabilities Subject to Compromise.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

ITEM 5. OTHER INFORMATION

     None

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

         27              -- Financial Data Schedule

     (b) Reports on Form 8-K

     The Company has filed with the Securities and Exchange Commission a Current Report on From 8-K dated October 5, 1999, related to the Company and its wholly-owned subsidiaries, Coho Resources, Inc., Coho Oil & Gas, Inc., Coho Exploration, Inc., Coho Louisiana Production Company and Interstate Natural Gas Company filing a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.

                               COHO ENERGY, INC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            COHO ENERGY, INC.
                                            (Registrant)

                                            By:     /s/ JEFFREY CLARKE
                                              ----------------------------------
                                                        Jeffrey Clarke
                                               (Chairman, President, and Chief
                                                      Executive Officer)

                                            By:  /s/ EDDIE M. LEBLANC, III
                                              ----------------------------------
                                                    Eddie M. LeBlanc, III
                                                (Sr. Vice President and Chief
                                                      Financial Officer)

Date: November 12, 1999

                                    ANNEX C

           COHO ENERGY, INC. AMENDMENT TO ANNUAL REPORT (FORM 10-K/A) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1999

                                   (Attached)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------
                                  FORM 10-K/A
(MARK ONE)
      [X]
                      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

      [ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM           TO           .

                         COMMISSION FILE NUMBER 0-22576

                               COHO ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                   TEXAS                                         75-2488635
      (State or other jurisdiction of                          (IRS Employer
       incorporation or organization)                      Identification Number)

       14785 PRESTON ROAD, SUITE 860
               DALLAS, TEXAS                                       75240
  (Address of principal executive offices)                       (Zip Code)

              Registrant's Telephone Number, Including Area Code:
                                 (972) 774-8300
                             ---------------------
          Securities Registered Pursuant to Section 12(b) of the Act:
                                      NONE
          Securities Registered Pursuant to Section 12(g) of the Act:
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]
     As of March 5, 1999, 25,603,512 shares of the registrant's Common Stock were outstanding and the aggregate market value of all voting stock held by non-affiliates was $14 million based upon the closing price on the Nasdaq Stock Market on such date. The officers and directors of the registrant are considered affiliates for purposes of this calculation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The names of the directors of the Company and certain information with respect to each of them are set forth below:

DIRECTOR                                                      AGE   SINCE*
--------                                                      ---   ------
Jeffrey Clarke..............................................  53     1982
Louis F. Crane(a)...........................................  57     1993
Alan Edgar(b)...............................................  53     1998
Kenneth H. Lambert(a).......................................  53     1980
Douglas R. Martin(b)........................................  53     1990
Jake Taylor(b)..............................................  52     1993

---------------

 * Represents the year each individual became a director of the Company or its predecessor Coho Resources, Inc. ("CRI")

(a)  Member of the Audit Committee

(b)  Member of the Compensation Committee

     Jeffrey Clarke has served as Chairman of the Company since October 1993 and as President and Chief Executive Officer of the Company since September 1993. Mr. Clarke served as Executive Vice President and Chief Operating Officer of CRI from May 1982 until May 1990, as President and Chief Operating Officer of CRI from May 1990 to October 1992 and as President and Chief Executive Officer of CRI since October 1992. He served as Senior Vice President, Chief Operating Officer and a director of Coho Resources Limited ("CRL") from 1984 to October 1992 and as President and Chief Executive Officer of CRL since October 1992 and has been engaged by CRL in various capacities since 1980.

     Louis F. Crane has served as President and Chief Executive Officer of Orleans Capital (investment portfolio management firm) since November 1991. Mr. Crane is Chairman of the Board of Offshore Logistics Inc. and a director of Columbia Universal Corp.

     Alan Edgar has been an independent financial consultant since January 1999 and prior thereto served as Managing Director, Co-head Energy Group with Donaldson, Lufkin & Jenrette Securities Corporation, an investment banking firm, from 1990 until his retirement in December, 1998.

     Kenneth H. Lambert served as Chairman of the Board of Directors of CRI from 1980 until September 1993, as Chief Executive Officer of CRI from 1980 to 1992 and as President of CRI from 1980 to 1990. Mr. Lambert served as President and Chief Executive Officer of CRL from 1980 to June 1992, and as Chairman of the Board of CRL from June 1992 until September 1993. Mr. Lambert has served as President and Chief Executive Officer of Nugold Technology Ltd. (a private company dealing in the recovery of precious metals) since April 1993. Mr. Lambert is chairman of the board, president, chief executive officer and director of Edmonton International Industries Ltd. (a Canadian public investment holding company), the Chairman of the Board of Destination Resorts, Inc. (a Canadian public resort development corporation) and Chairman of the Board of Oz New Media (a Canadian public educational network, multimedia and digital content company).

     Douglas R. Martin has served as Chairman of Pursuit Resources Corp. (a Canadian public oil and gas company) since September 1993. Mr. Martin served as Senior Vice President and Chief Financial Officer of CRI from May 1990 to August 1993. He served as CRL's Senior Vice President and Chief Financial Officer from April 1990 to August 1993.

     Jake Taylor has been an independent financial consultant since 1989.

     Pursuant to the terms of the Registration Rights and Shareholder Agreement dated May 12, 1998 (the "Agreement") among Energy Investment Partnership No. 1, L.P. ("EIP") and the Company, the Company has agreed to nominate the number of designees to which EIP are entitled for election to the Board of Directors of the Company at each annual meeting of the Company's shareholders. To date, EIP has not made any nominations for the Company's 1999 Annual Meeting of Shareholders. In the event the shares of Common Stock owned by EIP shall be both less than one million shares and less than 4% of the outstanding shares of Common Stock, the Company's obligation under the Agreement to nominate any designees of EIP to the Board ceases. The Agreement further provides that, if the Company's proxy statement for any annual meeting includes a recommendation regarding the election of any other nominees to the Company's Board of Directors, the Company must include a recommendation that the shareholders also vote in favor of the nominees of EIP. So long as any designee of EIP serves as a director of the Company, the Company agreed to appoint one of such designees to be a member of the Compensation Committee of the Board and, in the event the Board of Directors establishes an Executive Committee, the Executive Committee of the Board.

     Jeffrey Clarke, Chairman, President and Chief Executive Officer of the Company, and Keri Clarke, Vice President, Land and Environmental/Regulatory Affairs of the Company, are brothers. There is no other family relationship between any director, executive officer or person nominated or chosen by the registrant to become a director or executive officer.

     The names of the executive officers of the Company and certain information with respect to them are set forth below:

NAME                                    AGE                  POSITION
----                                    ---                  --------
Jeffrey Clarke........................  53    Chairman, President, Chief Executive
                                                Officer and Director
R. M. Pearce..........................  47    Executive Vice President and Chief
                                                Operating Officer
Eddie M. LeBlanc, III.................  50    Senior Vice President and Chief
                                              Financial Officer
Anne Marie O'Gorman...................  40    Senior Vice President, Corporate
                                                Development and Corporate Secretary
Keri Clarke...........................  43    Vice President, Land and
                                                Environmental/Regulatory Affairs
R. Lynn Guillory......................  51    Vice President, Human Resources and
                                                Administration
Gary Hoge.............................  55    Vice President, Exploration
Larry L. Keller.......................  40    Vice President, Mid-Continent Division
Susan J. McAden.......................  41    Vice President & Controller
Patrick S. Wright.....................  42    Vice President, Gulf Coast Division
Joseph Ragusa.........................  45    Treasurer

     For information concerning Jeffrey Clarke, see above.

     R. M. Pearce has served as Executive Vice President and Chief Operating Officer of the Company since August 1995 and has been an officer of the Company since November 1993. From July 1991 to October 1993, Mr. Pearce served as President of GRL Production Services Company.

     Eddie M. LeBlanc, III joined the Company as Senior Vice President and Chief Financial Officer when the Company acquired Interstate Natural Gas Company ("ING") on December 8, 1994. From the inception of ING in March 1992 through its acquisition by the Company, Mr. LeBlanc was Senior Vice President and Chief Financial Officer of ING.

     Anne Marie O'Gorman was appointed Senior Vice President, Corporate Development, in March 1996 and was Vice President, Corporate Development, of the Company (and CRI, prior to September 1993) from August 1993. Ms. O'Gorman had been employed by CRI or CRL in various capacities since 1985. Ms. O'Gorman has served as Secretary of the Company since September 1993.

     Keri Clarke has served as Vice President, Land and Environmental/Regulatory Affairs, of the Company (and CRI, prior to September 1993) since 1989. He has also been employed by CRL in various positions since 1981.

     R. Lynn Guillory joined the Company as Vice President, Human Resources and Administration, when the Company acquired ING on December 8, 1994. Mr. Guillory held that same position with ING since its inception in March 1992.

     Gary Hoge joined the Company as Vice President, Exploration in April 1998. From 1994 until he joined the Company, Mr. Hoge served as Vice President, Exploration for Greenhill Petroleum. From 1992 until 1994 Mr. Hoge served in several senior positions with Coffman Exploration and Cielo Energy.

     Larry L. Keller has served as Vice President, Mid-Continent Division since August 1998 and Vice President, Exploitation, of the Company (and CRI, prior to September 1993) from August 1993 and had been employed in various engineering positions with CRI since July 1990.

     Susan J. McAden was appointed Vice President and Controller in January 1998 and joined the Company as Controller in February 1995. From September 1993 to February 1995, Ms. McAden was Vice President and Controller of Lincoln Property Company (a property development and management company). From November 1990 to September 1993, Ms. McAden was Chief Accounting Officer and Treasurer of Concap Equities, Inc. (the acting general partner for sixteen public real estate partnerships).

     Patrick S. Wright has served as Vice President, Gulf Coast Division since August 1998 and joined the Company as Vice President, Operations, in January 1996. From January 1991 until he joined the Company, Mr. Wright served in several managerial positions with Snyder Oil Corporation (an international oil and gas exploration and production company).

     Joseph Ragusa was appointed Treasurer in January 1998 and joined the Company as Assistant Treasurer when the Company acquired ING on December 8, 1994. Mr. Ragusa held that same position with ING since January 1993.

ITEM 11. EXECUTIVE COMPENSATION

     The following tables set forth information with respect to the five most highly compensated executive officers, including the Chief Executive Officer, in 1998.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                                                      ------------
                                                ANNUAL COMPENSATION    SECURITIES
                                                -------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR    SALARY     BONUS      OPTIONS(#)    COMPENSATION
---------------------------              ----   --------   --------   ------------   ------------
Jeffrey Clarke.........................  1998   $300,000   $      0          --        $378,060
  President and Chief                    1997   $265,000   $250,000     300,000        $ 52,539
  Executive Officer (1)(6)               1996   $258,333   $350,000          --        $ 47,811
R. M. Pearce...........................  1998   $225,000   $      0          --        $ 17,171
  Executive Vice President and           1997   $195,000   $140,000     160,000        $ 13,954
  Chief Operating Officer(2)             1996   $192,250   $212,000     100,000        $  7,768
Eddie M. LeBlanc, III..................  1998   $175,000   $      0          --        $ 12,835
  Senior Vice President and              1997   $161,650   $ 85,000     150,000        $ 11,170
  Chief Financial Officer(3)             1996   $160,125   $136,000          --        $  7,014
Anne Marie O'Gorman....................  1998   $175,000   $      0          --        $ 83,106
  Senior Vice President                  1997   $161,650   $ 85,000     100,000        $ 10,516
  Corporate Development and              1996   $153,875   $148,620      50,000        $  6,112
  Corporate Secretary(4)(6)
Larry L. Keller........................  1998   $163,000   $      0          --        $ 83,685
  Vice President Exploitation(5)(6)      1997   $143,100   $ 65,000      45,000        $ 10,050
                                         1996   $141,750   $103,000          --        $  5,813

---------------

(1) Mr. Clarke's All Other Compensation includes the Company's contributions to a 401(k) savings plan of $8,000, $8,000, and $4,750 in 1998, 1997 and 1996, respectively; premiums paid on a disability and life insurance policy of $32,656, $32,463, and $31,910 in 1998, 1997 and 1996, respectively; and
    $12,076, $12,076 and $11,152 in 1998, 1997 and 1996, respectively, of imputed interest on a loan from the Company.

(2) Mr. Pearce's All Other Compensation includes the Company's contribution to a 401(k) savings plan of $8,000, $8,000 and $4,750 in 1998, 1997 and 1996, respectively; and premiums paid on a disability policy of $9,171, $5,954 and $3,018 in 1998, 1997 and 1996, respectively .

(3) Mr. LeBlanc's All Other Compensation includes the Company's contributions to a 401(k) savings plan of $8,000, $8,000, and $4,750 in 1998, 1997 and 1996, respectively; and premiums paid on a disability policy of $4,835, $3,171, and $2,264 in 1998, 1997 and 1996, respectively.

(4) Ms. O'Gorman's All Other Compensation includes the Company's contributions to a 401(k) savings plan of $8,000, $8,000 and $4,750 in 1998, 1997 and
    1996, respectively; and premiums paid on a disability policy of $3,429, $2,050, and $1,363 in 1998, 1997 and 1996, respectively. Ms. O'Gorman's bonus in 1996 included a $12,620 reimbursement of certain relocation expenses.

(5) Mr. Keller's All Other Compensation includes the Company's contribution to a 401(k) savings plan of $8,000, $8,000 and $4,597 in 1998, 1997 and 1996, respectively; and premiums paid on a disability policy of $2,345, $2,050 and $1,216 in 1998, 1997 and 1996, respectively.

(6) Included in Other Compensation for Messrs. Clarke and Keller and Ms. O'Gorman for 1998 are $324,992, $73,331 and $71,678, respectively. The amounts represent the payment by the Company on January 22, 1998 of the difference of the guaranteed price of $10.50 and the strike price of stock options exercised in October 1997 (see "Certain Relationships and Related Transactions").

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                    NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                           SHARES                  UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS AT
                          ACQUIRED               OPTIONS AT FISCAL YEAR-END          FISCAL YEAR-END(1)
                             ON       VALUE     -----------------------------   -----------------------------
NAME                      EXERCISE   REALIZED   EXERCISABLE   NON-EXERCISABLE   EXERCISABLE   NON-EXERCISABLE
----                      --------   --------   -----------   ---------------   -----------   ---------------
Jeffrey Clarke..........     --        $--        579,373              0            $0              $0
R. M. Pearce............     --        $--        420,000              0            $0              $0
Eddie M. LeBlanc, III...     --        $--        250,000              0            $0              $0
Anne Marie O'Gorman.....     --        $--        225,983              0            $0              $0
Larry L. Keller.........     --        $--         88,334         30,000            $0              $0

---------------

(1) Computed based upon the difference between the market price on December 31, 1998 of $2.81 per share and the exercise price per share.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements (each an "Employment Agreement") with each of Messrs. Clarke, Pearce and LeBlanc and Ms. O'Gorman, which provide for minimum annual compensation in the amount of $300,000, $225,000, $175,000 and $175,000, respectively, in each case to be reviewed annually by the Board of Directors for possible increases. Each Employment Agreement is for a term of three years, renewable annually for a term to extend two years from such renewal date unless either party gives notice. Each Employment Agreement entitles the officer to participate in such bonus, incentive compensation and other programs as are created by the Board. In the event any of Messrs. Clarke, Pearce or LeBlanc or Ms. O'Gorman terminates his or her employment for "Good Reason" (as defined below) or is terminated by the Company for other than "Cause" (as defined below), the Company would: (i) pay such individual a cash lump sum payment equal to two times the executive's then current annual rate of total compensation; and (ii) continue, until the first anniversary of the employment termination, health and medical benefits under the Company's plans (or the equivalent thereof). In the event any of Messrs. Clarke, Pearce or LeBlanc or Ms. O'Gorman terminates his or her employment for Good Reason or is terminated by the Company for other than Cause within three years of a "Change of Control" (as defined below), the Company will pay the executive an additional lump sum equal to .99 times his or her then current annual rate of total compensation and continue health benefits until the third anniversary of the employment termination. In the event any of Messrs. Clarke, Pearce or LeBlanc or Ms. O'Gorman becomes disabled or dies during the term of the respective Employment Agreement, the Company will pay the executive or his or her estate compensation under the Agreement for a six month period following such death or disability. Under the Deficit Reduction Act of 1984, severance payments contingent upon a "Change of Control" that exceeded a certain amount subject both the Company and the officer to adverse U.S. Federal income tax consequences. Each of the Employment Agreement was amended on March 17, 1997 to provide that the Company shall pay the officer a "gross-up" payment to insure that the officer receives the total benefit intended by the Employment Agreement.

     The term "Good Reason" is defined in each Employment Agreement generally to mean: (i) the failure by the Company to elect or re-elect such executive to his or her existing office with the Company without Cause; (ii) a material change by the Company of the executive's function, duties or responsibilities that would cause his or her position with the Company to become of less dignity, responsibility, importance or scope; (iii) the Company requires the executive to relocate his or her primary office to a location that is greater than 50 miles from the current location of the Company; or (iv) any other material breach of the Agreement by the Company. The term "Cause" is defined in each Employment Agreement generally to mean: (i) any material failure of the executive after written notice to perform his or her duties; (ii) commission of fraud by the executive against the Company, its affiliates or customers; (iii) a material breach by the executive of the confidentiality or non-competition provisions in the Employment Agreement; or (iv) conviction of the executive of a felony offense or a crime involving moral turpitude. Under each Employment Agreement, a

"Change of Control" of the Company is deemed to have occurred if: (i) any person or group of persons acting in concert becomes the beneficial owner of 20 percent or more of the outstanding shares of Common Stock or the combined voting power of the Company's voting securities, with certain exceptions; (ii) individuals who as of the date of such agreement constitute the Board of Directors of the Company (or their designated successors) cease for any reason to constitute at least a majority thereof; or (iii) there occurs a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the Company's assets unless, after the transaction, all or substantially all of those persons who were the beneficial owners of Common Stock prior to the transaction beneficially own more than 60 percent of the then outstanding common stock of the resulting corporation, no person who did not own Common Stock prior to the transaction beneficially owns 40 percent or more of the then outstanding common stock of the resulting corporation, and at least a majority of the Board of Directors of the corporation resulting from such transaction were members of the Board of Directors of the Company at the time of the execution of the initial agreement or of the action by the Board of Directors providing for the corporate transaction.

     The Company currently has an Executive Severance Agreement (the "Severance Agreement") with Larry L. Keller. The purpose of the Severance Agreement is to encourage the executive officer to continue to carry out his duties with the Company in the event of a "change of control" of the Company. Under the Severance Agreement, a "change of control" of the Company is generally deemed to have occurred if: (i) any person or group of persons acting in concert becomes the beneficial owner of 20 percent or more of the outstanding shares of Common Stock or the combined voting power of the Company's voting securities, with certain exceptions; (ii) individuals who as of the date of such agreement constitute the Board of Directors of the Company (or their designated successors) cease for any reason to constitute at least a majority thereof;
(iii) there occurs a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the Company's assets unless, after the transaction, all or substantially all of those persons who were the beneficial owners of Common Stock prior to the transaction beneficially own more than 60 percent of the then outstanding common stock of the resulting corporation, except to the extent such ownership existed prior to the corporate transaction, no person (with certain exceptions) beneficially owns 20 percent or more of the then outstanding common stock of the resulting corporation, and at least a majority of the board of directors of the corporation resulting from such transaction were members of the Board of Directors of the Company at the time of the execution of the initial agreement or of the action by the Board of Directors providing for the corporate transaction; or (iv) the shareholders of the Company approve a complete liquidation or dissolution of the Company.

     The Severance Agreement provides for severance payments in the event of termination of the executive officer's employment within two years after a change of control of the Company, unless the executive's employment is terminated by the Company or its successor for "cause" or because of the executive's death, "disability" or "retirement" or by the executive's voluntary termination for other than "good reason", in each case as such terms are defined in the Severance Agreement. The benefits include (a) a lump sum payment equal to
1.5 times the highest salary plus bonus paid to the executive in any of the five years preceding the year of termination of employment; (b) salary to the date of termination; and (c) immediate vesting of all stock options or restricted stock awards that may have been granted to the executive under the Company's employee benefit plans; provided that, such options or restricted stock awards shall vest only to the extent the total payments to the executive under the Severance Agreement or otherwise would not be subject to excise taxes imposed under
Section 4999 of the Internal Revenue Code of 1986, as amended.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     At March 31, 1999 the members of the Compensation Committee were Douglas R. Martin, Alan Edgar and Jake Taylor. No member of the Compensation Committee was an officer of the Company at any time during 1998.

     During 1998 no executive officer of the Company served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Compensation Committee of the Board of Directors; (ii) a director of another entity, one of whose executive officers served on the Compensation Committee of the Board of Directors; or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of The Company.

COMPENSATION OF DIRECTORS

  Director Fees

     Directors who are not employees of the Company receive a semi-annual retainer of $7,000 plus a fee of $500 for each Board or Board committee meeting attended or, if attendance is by telephone, a fee of $250 for each such meeting in which he participated. All directors are reimbursed for expenses incurred in attending Board or committee meetings. Employees of the Company who are also directors do not receive a retainer or fees for Board or committee meetings attended.

  Non-Employee Director Stock Option Plan

     Under the 1993 Non-Employee Director Stock Option Plan (the "Director Plan"), for so long as there is an adequate number of shares available for grant thereunder, each person who becomes a non-employee director of the Company is entitled to receive an option to purchase 5,000 shares of Common Stock at a price per share equal to the closing sale price of such stock on the date of his appointment or election. In addition, and for so long as there is then an adequate number of shares available for grant under the Director Plan, each non-employee director is entitled to receive, on the date of each annual meeting of the Company's shareholders at which he is re-elected as director, an option to purchase an additional 1,000 shares of Common Stock at the closing sale price on the date of grant; provided that, until a non-employee director shall have received options under the Director Plan for an aggregate of 15,000 shares of Common Stock, he shall receive an option to purchase 5,000 shares on the date of each annual meeting of the Company's shareholders at which he shall be re-elected as director.

     Options granted under the Director Plan are exercisable one year after the date of grant and must be exercised within five years from the date the option becomes exercisable. Such options terminate on the earlier of the date of the expiration of the option or one day less than one month after the date the optionee ceases to serve as a director of the Company for any reason other than death, disability or retirement of the director. If an optionee retires from the Board or dies while serving as a director of the Company, the option terminates on the earlier of the date of expiration of the option or one year following the date of retirement or death.

     During the year ended December 31, 1998, Messrs. Crane, Lambert, Martin and Taylor were each granted options under the Director Plan to acquire 1,000 shares of Common Stock, at an exercise price of $6.875 per share.

ITEM 12.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as to persons or entities who, to the knowledge of the Company based on information received from or on behalf of such persons, were the beneficial owners of more than 5% of the outstanding shares of Common Stock as of March 31, 1999. Unless otherwise specified, such persons have sole voting power and sole dispositive power with respect to all shares attributable to it.

                                                           AMOUNT AND NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNER                       BENEFICIAL OWNERSHIP   PERCENT OF CLASS(1)
------------------------------------                       --------------------   -------------------
Energy Investment Partnership No. 1......................      2,182,084(2)               8.5%
200 Crescent Court, Suite 1600
Dallas, TX 75201
Dimensional Fund Advisors................................      1,672,500(3)               6.5%
1299 Ocean Avenue, 11th floor
Santa Monica, CA 90401
Wellington Management Company............................      1,529,519(4)               5.9%
75 State Street
Boston, Massachusetts 02109

---------------

(1) Based on 25,603,512 shares issued and outstanding as of March 31, 1999.

(2) Based solely on information contained in a Schedule 13G dated May 20, 1998 filed with the Commission. Energy Investment Partnership No. 1 is a general partnership and has shared voting and dispositive power with respect to 2,182,084 shares of Common Stock that are owned by the partnership.

(3) Based solely on information contained in a Schedule 13G dated January 1, 1999 filed with the Commission. Dimensional Fund Advisors Inc. acts as an investment advisor and has sole voting and dispositive power with respect to 1,672,500 shares of Common Stock that are owned by its clients.

(4) Based solely on information contained in a Schedule 13G dated January 1, 1999 filed with the Commission. Wellington Management Company acts as a financial advisor and has shared voting power with respect to 769,129 shares, and shared dispositive power with respect to 1,529,519 shares of Common Stock that are owned by its clients.

     The following table sets forth certain information with respect to Common Stock beneficially owned as of March 31, 1999 by each director of the Company, by each executive officer named in the Summary Compensation Table and by all directors and officers as a group. Unless otherwise specified, such persons have sole voting power and sole dispositive power with respect to all shares attributable to him or her.

                                                      AMOUNT AND NATURE OF
                                                    BENEFICIAL OWNERSHIP(1)    PERCENT OF CLASS
                                                    ------------------------   ----------------
Jeffrey Clarke....................................           649,161                  2.5%
Louis F. Crane....................................            31,000               *
Alan E. Edgar.....................................           480,000                  1.9%
Larry L. Keller...................................           103,506               *
Eddie L. LeBlanc, III.............................           251,000               *
Kenneth H. Lambert................................           428,714(2)               1.7%
Douglas R. Martin.................................            20,000               *
Anne Marie O'Gorman...............................           242,317               *
R. M. Pearce......................................           425,000                  1.6%
Jake Taylor.......................................            71,400               *
All directors and executive officers as a group
  (16 persons)....................................         2,941,896                 11.5%

---------------

 *  Less than 1%

(1) Includes 579,373, 17,000, 88,334, 250,000, 19,000, 420,000, 17,000, 225,983
    and 1,903,034 shares that may be acquired within 60 days upon the exercise of stock options held by Messrs. Clarke, Crane, Keller, LeBlanc, Martin, Pearce and Taylor, Ms. O'Gorman and all directors and executive officers as a group, respectively.

(2) Mr. Lambert is the beneficial owner of the shares held by Lambert Management Ltd., Lambert Holdings, Ltd., Edmonton International Industries Ltd., 372268 Alberta Ltd., 249172 Alberta Ltd. and 297139 Alberta Ltd. The number of shares shown as beneficially owned by Mr. Lambert include the shares owned by such entities and also include 48,046 shares that may be acquired by Mr. Lambert within 60 days upon the exercise of stock options. Included in Mr. Lambert's total shares are 31,984 which are held by family members; Mr. Lambert claims no beneficial interest in these shares.

     In addition to the foregoing options, Messrs. Crane, Keller, Lambert, Martin and Taylor, and all executive officers and directors as a group held options to acquire 1,000, 30,000, 1,000, 1,000, 1,000 and 120,997 shares of
Common Stock, respectively, which options were not exercisable within 60 days.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Under the terms of a Financial Advisory Agreement entered in to between the Company and Hicks, Muse & Co. Partners, L.P. ("HMCo"), on August 21, 1998, the Company paid HMCo $1,250,000 as compensation for HMCo's services as a financial advisor to the Company and its subsidiaries in connection with an agreement to issue common stock of the Company to HM4 Coho L.P. ("HM4"). John R. Muse and Lawrence D. Stuart, Jr., are each limited partners in HMCo and limited partners of a limited partner in HM4, and at the time of the payment to HMCo, were directors of the Company pursuant to an agreement with EIP. See "Item 10. Directors and Executive Officers of the Registrant". On March 18, 1999, Messrs. Muse and Stuart resigned from the board of directors of the Company.

     Mr. Frederick Campbell, a director of the Company until the annual meeting date of May 12, 1998, through a corporation he controls, owns an approximate 2.5% working interest in certain of the properties in the Laurel field in which the Company has an interest and owns an approximate 5% working interest in substantially all of the properties in the Glazier field in which CRI has an interest.

     In May 1990 the Company made a non-interest bearing loan in the amount of $205,000 to Mr. Jeffrey Clarke, Chairman, President and Chief Executive Officer of the Company, to assist him in the purchase of a house in Dallas, Texas. The loan is unsecured and repayable when Mr. Clarke ceases to be employed by the Company or its subsidiaries.

     In October 1997 the Company made non-interest bearing sole recourse loans to Jeffrey Clarke, Chairman, President and Chief Executive Officer, Anne Marie O'Gorman, Senior Vice President Corporate Development, Larry Keller, Vice President Exploitation and Kenneth Lambert, a Director, in the amounts of $383,064, $84,006, $66,665 and $88,375, respectively, to assist them in the exercise of expiring options. At the time of the expiration of such options all of the officers and directors of the Company were subject to a ninety day lock up agreement with the underwriters of the Company's 1997 equity offering. Under the terms of this agreement the officers and directors were not able to sell any shares of the Company and would not have had the funds necessary to purchase the stock without the loan. In addition to the loan, the Company also provided a guaranteed price of $10.50 (the price of the Common Stock in the 1997 equity offering) to be received by Messrs. Clarke, Keller and Lambert and Ms. O'Gorman.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            COHO ENERGY, INC.
                                            (Registrant)

                                                /s/ EDDIE M. LEBLANC, III
                                            ------------------------------------
                                                   Eddie M. LeBlanc, III
                                                 Senior Vice President and
                                                  Chief Financial Officer

Date: April 30, 1999